# Breakthroughs that Change Patients' Lives





## Proxy Statement for 2019 Annual Meeting of Shareholders

2018 Financial Report[1]



[1]The 2018 Financial Report is not included in this filing. The portions of the 2018 Financial Report that are incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the "2018 Form 10-K") were filed, and the other portions of the 2018 Financial Report were furnished, solely for the information of the U.S. Securities and Exchange Commission, on Exhibit 13 to the 2018 Form 10-K. The 2018 Financial Report is contained in Appendix A to the Notice of 2019 Annual Meeting and Proxy Statement being mailed to our shareholders beginning on or about March 14, 2019. The Letter to Shareholders from our Executive Chairman and Chief Executive Officer and the Corporate and Shareholder Information contained in the materials being mailed to our shareholders beginning on or about March 14, 2019 are not included in this filing.

# Pfizer at a Glance

 **~$53.6 Billion** in revenues in 2018

 **10** Products with Direct Product and/or Alliance Revenues of Greater than $1 Billion in 2018

 **2** Distinct Business Segments in 2018*

 **Pfizer Innovative Health** (~$33.4 Billion 2018 Revenues)

**6 Primary Therapeutic Areas:** Internal Medicine, Vaccines, Oncology, Inflammation & Immunology, Rare Disease and Consumer Healthcare

 **Pfizer Essential Health** (~$20.2 Billion 2018 Revenues)

**4 Product Categories:** Global Brands (Legacy Established Products & Peri-LOE Products), Sterile Injectable Pharmaceuticals, Biosimilars and Pfizer CentreOne

 **125+** Countries Where We Sell Our Products

 **100** Projects in Clinical Research & Development**

 **~$8 Billion** 2018 Research & Development Expense

 **58** Manufacturing Sites Worldwide Operated by Pfizer Global Supply

 **~92,400** Employees Globally

Unless indicated otherwise, the information contained in this summary is as of December 31, 2018.

\* At the beginning of our fiscal year 2019, we began to manage our commercial operations through a new global structure consisting of three businesses, each of which is led by a single manager — Pfizer Biopharmaceuticals Group, Upjohn and Consumer Healthcare.

\*\* As of January 29, 2019.

# A message from Pfizer's Lead Independent Director



**Shantanu Narayen**

## Dear Shareholders:

On behalf of Pfizer's Board of Directors, thank you for your investment and continued confidence in the company and our Board. I am honored to serve as Lead Independent Director and to work closely with my fellow Directors as we serve on your behalf to carry out our fiduciary duty to oversee our company.

### Management Succession Planning

The past year has been significant for the Board as we considered organizational changes, including a successful CEO transition. In September 2018, the Board elected Dr. Albert Bourla as CEO and elected Mr. Ian Read as Executive Chairman, effective January 1, 2019. The Board's unanimous decision was part of a thoughtful, multi-year succession planning process involving every independent member of the Board.

Ever since Dr. Bourla became Chief Operating Officer and joined the Board in early 2018, the Board has been continually impressed with his contributions at both the management and Board level, which helped affirm our decision that he is the right person to lead Pfizer at this time. We believe Dr. Bourla's deep experience at Pfizer, strong track record of success, and commitment to innovation will drive advancements across the company and enhance shareholder value.

### Board Oversight of Strategy

Throughout 2018, the independent Directors worked closely with our leadership to ensure that the Board effectively oversaw Pfizer's strategy and operations. We regularly discussed significant business and organizational initiatives, our R&D pipeline, capital allocation, business development opportunities, enterprise risk management and corporate culture.

Notably, these conversations included sessions focused on our commitment to explore strategic options for the Consumer Healthcare business and to make a decision by year-end. After careful deliberation and a thorough review process, in December 2018 Pfizer announced an agreement with GlaxoSmithKline plc to form a new consumer healthcare joint venture. The Boards of Directors of both companies unanimously approved the transaction.

### Evaluation of Board Leadership Structure

Each year during our evaluation of the Board's leadership structure, the independent Directors carefully consider whether to maintain a combined Chairman/CEO or to separate the positions of Chairman and CEO. The Board concluded that having Dr. Bourla as CEO and Mr. Read as Executive Chairman provides continuity of leadership during this time of transition, while maintaining the role of Lead Independent Director ensures that the independent Directors continue to have robust leadership in the boardroom.

It is important to the Board that we maintain the flexibility to select the leadership structure best suited to meet the needs of our business and shareholders at any given time. We will, of course, continue to evaluate the Board's leadership structure on an annual basis. In addition, as Lead Independent Director, I am responsible for leading the independent Directors' annual evaluation of the effectiveness of the Executive Chairman and of the CEO.

## Board Refreshment

To ensure effective refreshment and proactively manage eventual vacancies on the Board due to upcoming retirements, the current Directors consider a diverse pool of qualified candidates who could potentially serve as Board members. We were pleased to announce in 2018 the elections of Dr. Dan Littman, a renowned immunologist and molecular biologist with achievements and recognition in both medicine and science, and Dr. Albert Bourla, Pfizer's current CEO.

Both candidates are excellent additions to the Board, further enhancing the diversity of backgrounds and expertise in the boardroom. Their elections were informed by the Board's continued focus on its composition and its annual evaluation process, which ensures the appropriate balance of skills, diversity, experience and tenure in light of our business needs.

After 13 years of service, Dr. Dennis Ausiello will retire from the Board and will not stand for re-election in 2019. We thank him for his service on the Board, and are grateful to have benefitted from his scientific expertise, valuable business insight and strong commitment to Pfizer and its shareholders.

In addition, as part of our ongoing commitment to proactive Committee refreshment, at the upcoming April 2019 Board Meeting, the Board will vote to elect Mr. Ronald Blaylock to the Audit Committee and Dr. Dan Littman to the Regulatory and Compliance Committee, contingent upon their election at the 2019 Annual Meeting of Shareholders.

## Ongoing Commitment to Shareholder Engagement

In closing, the Board continues to prioritize engaging with shareholders and responding to your feedback. Members of the Board and senior management engaged with investors representing more than 30% of shares outstanding in 2018. As is detailed in this Proxy Statement, we covered a range of topics and the Board continues to use your input to inform our practices and policies.

We look forward to serving your interests in 2019 and beyond. Thank you for your continued support.

Sincerely,



**Shantanu Narayen**
Lead Independent Director

# Notice of 2019 Annual Meeting and Proxy Statement

**Time and Date**
9:00 a.m., Eastern Daylight Time (EDT),
on Thursday, April 25, 2019

**Place**
Hilton Short Hills Hotel, 41 John F. Kennedy Parkway,
Short Hills, New Jersey 07078, +1-973-379-0100

**Record Date**
You can vote your shares if you were a shareholder of record at the close of business on February 26, 2019.

**Audio Webcast**
Available at www.pfizer.com, starting at 9:00 a.m., EDT, on Thursday, April 25, 2019. A replay will be available through May 31, 2019.

## ITEMS OF BUSINESS

- To elect 11 members of the Board of Directors, each until our next Annual Meeting and/or until his or her successor has been duly elected and qualified.
- To ratify the selection of KPMG LLP as our independent registered public accounting firm for the 2019 fiscal year.
- To conduct an advisory vote to approve our executive compensation.
- To approve the Pfizer Inc. 2019 Stock Plan.
- To consider 4 shareholder proposals, if properly presented at the Meeting.
- To transact any other business that properly comes before the Meeting and any adjournment or postponement of the Meeting.

**VOTING YOUR SHARES QUICK AND EASY—YOU CAN EVEN VOTE USING YOUR SMARTPHONE OR TABLET.**

| HOW TO VOTE | | For registered holders and Pfizer Savings Plan participants:<br>(Shares are registered in your name with Pfizer's transfer agent, Computershare, or held in the Pfizer Savings Plan) | For beneficial owners:<br>(Shares are held in a stock brokerage account or by a bank or other holder of record) |
|---|---|---|---|
|  | **Internet\*** | www.investorvote.com/PFE | www.proxyvote.com |
|  | **Telephone\*** | Within the U.S., U.S. territories & Canada +1-800-652-VOTE (8683) – toll-free<br><br>Outside of the U.S., U.S. territories & Canada +1-781-575-2300 – standard rates apply | +1-800-454-VOTE (8683) – toll-free |
|  | **Mail** | Complete, sign and return the proxy card | Complete, sign and return the voting instruction card |

\* You will need to provide your control number that appears on the right-hand side of the enclosed proxy card or voting instruction card.

## MATERIALS TO REVIEW

This booklet contains our Notice of 2019 Annual Meeting and Proxy Statement. Our 2018 Financial Report is included as Appendix A and is followed by certain Corporate and Shareholder Information. None of Appendix A, the Corporate and Shareholder Information, or the accompanying Letter from our Executive Chairman and Chief Executive Officer, are a part of our proxy solicitation materials.

This Notice of 2019 Annual Meeting and Proxy Statement and a proxy or voting instruction card are being mailed or made available to shareholders starting on or about March 14, 2019.

> **IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 25, 2019**
>
> This Notice of 2019 Annual Meeting and Proxy Statement and the 2018 Financial Report and Corporate and Shareholder Information are available on our website at https://investors.pfizer.com/financials/annual-reports/default.aspx. Except as stated otherwise, information on our website is not considered part of this Proxy Statement.

*Margaret M. Madden*

**Margaret M. Madden**
Senior Vice President and Corporate Secretary, Chief Governance Counsel
March 14, 2019

# Table of Contents

# Proxy Statement Summary

**Here are highlights of important information you will find in this Proxy Statement. As it is only a summary, please review the complete Proxy Statement before you vote.**

## SUMMARY OF SHAREHOLDER VOTING MATTERS

| Voting Matters | Board Vote Recommendation | See Page |
|---|---|---|
| Item 1 — Election of Directors | **FOR EACH NOMINEE** | **7** |
| Item 2 — Ratification of Selection of Independent Registered Public Accounting Firm | **FOR** | **43** |
| Item 3 — 2019 Advisory Approval of Executive Compensation | **FOR** | **46** |
| Item 4 — Approval of the Pfizer Inc. 2019 Stock Plan | **FOR** | **48** |
| **Shareholder Proposals** | | |
| Item 5 — Right to Act by Written Consent | **AGAINST** | **107** |
| Item 6 — Report on Lobbying Activities | **AGAINST** | **109** |
| Item 7 — Independent Chair Policy | **AGAINST** | **112** |
| Item 8 — Integrating Drug Pricing into Executive Compensation Policies and Programs | **AGAINST** | **115** |

## Our Director Nominees

You are being asked to vote on the election of the following 11 Directors. All Directors are elected annually by the affirmative vote of a majority of votes cast. For detailed information about each Director's background, skill sets and areas of expertise, please see *"Director Nominees"* later in this Proxy Statement.

| | | | | | Committee Memberships | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Name** | **Age*** | **Director Since** | **Occupation and Experience** | **Independent** | **Audit** | **Compensation** | **Corporate Governance** | **Regulatory & Compliance** | **Science & Technology** | **Other Public Boards** |
| **Ronald E. Blaylock** | 59 | 2017 | Founder, Managing Partner of GenNx360 Capital Partners | Yes | | ● | | | ● | 3 |
| **Albert Bourla, DVM, Ph.D.**<br>Chief Executive Officer | 57 | 2018 | Chief Executive Officer, Pfizer Inc. | No | | | | | | – |
| **W. Don Cornwell** | 71 | 1997 | Retired Chairman & Chief Executive Officer, Granite Broadcasting Corporation | Yes | | | ● | CHAIR | ● | 2 |
| **Joseph J. Echevarria** | 62 | 2015 | Retired Chief Executive Officer, Deloitte LLP | Yes | ● | | CHAIR | | ● | 3 |
| **Helen H. Hobbs, M.D.** | 66 | 2011 | Investigator, Howard Hughes Medical Institute & Professor, University of Texas Southwestern Medical Center | Yes | | | ● | ● | CHAIR | – |
| **James M. Kilts** | 71 | 2007 | Founding Partner, Centerview Capital | Yes | | ● | | | ● | 3 |
| **Dan R. Littman, M.D., Ph.D.** | 66 | 2018 | Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center & Investigator, Howard Hughes Medical Institute | Yes | | | ● | | ● | – |
| **Shantanu Narayen**<br>Lead Independent Director | 55 | 2013 | Chairman, President & Chief Executive Officer, Adobe Systems Incorporated | Yes | | | | | | 1 |
| **Suzanne Nora Johnson** | 61 | 2007 | Retired Vice Chairman, Goldman Sachs Group, Inc. | Yes | CHAIR | | | ● | ● | 3 |
| **Ian C. Read**<br>Executive Chairman | 65 | 2010 | Executive Chairman, Pfizer Inc. | No | | | | | | 1 |
| **James C. Smith** | 59 | 2014 | President & Chief Executive Officer, Thomson Reuters Corporation | Yes | ● | CHAIR | | | ● | 1 |

* Age as of the date of the 2019 Annual Meeting

## Chief Executive Officer Succession

In October 2018, we announced that the Board of Directors unanimously elected Dr. Albert Bourla, the company's Chief Operating Officer, to succeed Mr. Ian Read as Chief Executive Officer (CEO), effective January 1, 2019. Mr. Read was elected to the role of Executive Chairman of the Board of Directors, effective January 1, 2019. Mr. Shantanu Narayen will continue in his role as Lead Independent Director. The Board believes this structure will help ensure continuity of strong and effective leadership.

The election of Dr. Bourla was the result of a multi-year succession planning process, led by the independent Directors. During this timeframe, the Board had the opportunity to observe and evaluate Dr. Bourla in many different settings, including as a Board member since February 2018. The Board was continually impressed with Dr. Bourla's business performance, depth of experience, proven leadership and track record for success and, therefore, elected him to lead the company into the future as CEO.

## Board Composition

Our goal is to maintain a diverse Board representing a wide range of experience and perspectives, which are important to enhancing the Board's effectiveness in fulfilling its oversight role. Below we highlight the composition of our Director nominees.



**DIRECTOR TENURE**

10+ years
0–5 years
6–10 years

Average Director tenure is **7 years**

**BOARD DIVERSITY**

**6 of 11** Directors are diverse based on gender and ethnicity

**DIRECTOR INDEPENDENCE**

**9 of 11** Directors are independent

### KEY SKILLS AND EXPERIENCE

| | | |
|---|---|---|
| MEDICINE & SCIENCE **3** | BUSINESS LEADERSHIP & OPERATIONS **9** | HEALTHCARE & PHARMA **6** |
| HUMAN CAPITAL MANAGEMENT **5** | FINANCE & ACCOUNTING **7** | INTERNATIONAL BUSINESS **7** |
| RISK MANAGEMENT **6** | GOVERNMENT & PUBLIC POLICY **2** | ACADEMIA **2** |
| | TECHNOLOGY **1** | |

## Corporate Governance Highlights

Pfizer is committed to exercising and maintaining strong corporate governance practices. We believe that good governance promotes the long-term interests of our shareholders, strengthens Board and management accountability and improves our standing as a trusted member of the communities we serve.

### Shareholder Rights and Accountability

- Annual election of all Directors
- Majority voting for Directors
- Shareholder ability to call Special Meetings (10% ownership threshold)
- Proxy access rights to holders owning at least 3% of outstanding shares for 3 years
- Robust shareholder engagement program

### Board Practices

- Annual Board and Committee evaluations
- Director orientation and continuing Director education on key topics and issues
- Mandatory Retirement Policy at age 73, absent special circumstances
- Code of Business Conduct and Ethics for Members of the Board of Directors

### Board and Committee Oversight

- Corporate strategy
- Risk assessment and risk management
- Corporate political expenditures and lobbying activities
- Cybersecurity; drug pricing, access and reimbursement; and sustainability

### Pay for Performance

- Executive compensation program strongly links pay and performance
- Compensation Committee reviews the goal-setting processes to ensure targets are rigorous, yet attainable, thereby incentivizing performance
- Significant percentage of total target compensation is "at-risk" through short- and long-term incentive awards
- Compensation Committee structures our compensation program to align targets and goals with our overall business strategy and objectives

### Independence

- 9 of our 11 Director nominees are independent
- Our Executive Chairman and our CEO are the only non-independent Directors
- All key Board Committee members are independent

### Robust Stock Ownership Requirements

- Executive Chairman, CEO, Named Executive Officers (NEOs) and Directors are subject to robust Pfizer common stock ownership requirements:
  - Executive Chairman/CEO: 6x base salary
  - Other NEOs: 4x base salary
  - Non-employee Directors: 5x annual cash retainer

### Lead Independent Director

- Presides at regular executive sessions of independent Directors
- Leads annual independent Director evaluation of CEO
- Leads annual independent Director evaluation of Executive Chairman

> Our Corporate Governance and Executive Compensation practices are informed by our long-standing, comprehensive shareholder engagement program. In 2018, we engaged with more than 30 investors representing over 30% of our shares outstanding. The Chair of the Corporate Governance Committee participated in these discussions when requested.

## 2018 Shareholder Outreach

We believe that a robust shareholder outreach program is an essential component of maintaining our strong corporate governance practices. In our discussions with investors, we seek their input on a variety of corporate governance topics and other issues that may impact our business or reputation. We strive for a collaborative approach with investors to solicit and understand a variety of perspectives. During 2018, we solicited feedback from investors representing approximately 50% of our outstanding shares and engaged with more than 30 global institutional investors representing over 30% of our outstanding shares. Such engagement included the participation of the Chair of our Corporate Governance Committee when requested. Overall, investors' sentiment was positive with respect to our Board of Directors, our corporate governance practices, including the frequency of our shareholder outreach, and our executive compensation program. Shareholder feedback was summarized and shared with the Board of Directors.

Areas of particular focus during our engagements with investors included CEO succession planning, Board composition, with a focus on the recruitment process for new Director candidates, drug pricing, product safety, human capital management and the company's sustainability priorities.

For more information about our 2018 shareholder engagement program and the actions we took in response to shareholder feedback, see "*Governance — Board Information — Corporate Governance Committee Report*" and "*Governance — Shareholder Outreach*" later in this Proxy Statement.

## Executive Compensation Highlights

Pfizer's pay-for-performance compensation philosophy is set by the Compensation Committee of the Board. Our goal is to align each executive's compensation with Pfizer's short-term and long-term performance and provide the compensation and incentives needed to attract, motivate and retain key executives crucial to Pfizer's long-term success.

**TO ACHIEVE THESE OBJECTIVES:**

- We position total direct compensation and each compensation element at approximately the median of our Pharmaceutical Peer and General Industry Comparator companies.
- We align annual short-term incentive awards with annual operating, financial and strategic objectives.
- We align long-term incentive awards with the interests of our shareholders by delivering value based on operating results and absolute and relative shareholder return, encouraging stock ownership and promoting retention of key talent.
- We ensure that a significant portion of the total compensation opportunity for our executives is "at-risk" through both our short- and long-term incentive awards, the payout of which is directly related to the achievement of pre-established performance metrics directly tied to our business goals and strategies and, for long-term incentive awards, Pfizer's total shareholder return (TSR).

## 2018 KEY ELEMENTS OF EXECUTIVE COMPENSATION

Direct compensation for our executives in 2018 consisted of the following key elements:

| Element | Type/Description | Objective |
|---|---|---|
| **Salary** (Cash) | The fixed amount of compensation for performing day-to-day responsibilities is set based on market data, job scope and responsibilities, and experience | Provides competitive level of fixed compensation that helps to attract and retain high-performing executive talent |
| **Annual Short-Term Incentive/ Global Performance Plan (GPP)** (Cash) | Our annual incentive plan pool is funded based on performance against Pfizer's short-term financial goals (revenue, adjusted diluted earnings per share (EPS) and cash flow from operations). Individual awards are based on business/operating unit and individual performance measured over the performance year<br>**2018 Performance Metrics**<br><br>Cash Flow from Operations 20%<br>Revenue 40%<br>Adjusted Diluted EPS 40% | Provides incentives for achieving short-term results that create sustained future growth |
| **Annual Long-Term Incentive Compensation** (100% Performance-Based Equity) | • 5-Year Total Shareholder Return Units (TSRUs)<br>• 7-Year Total Shareholder Return Units (TSRUs)<br>• Performance Share Awards (PSAs)<br>**2018 LTI Mix**<br><br>50% PSAs<br>25% 5-yr TSRUs<br>25% 7-yr TSRUs | TSRUs provide direct alignment with shareholders as awards are tied to absolute total shareholder return over a five- or seven-year period<br>PSAs align executive compensation to operational goals through performance against a combination of operating income* over three one-year periods and TSR relative to the NYSE Arca Pharmaceutical Index (DRG Index) over a three-year performance period |

* Operating income, as the PSA performance measure, is based on Pfizer's Non-GAAP Adjusted Operating Income (as calculated using the "Reconciliation of GAAP Reported to Non-GAAP Adjusted Information – Certain Line Items" table in our 2018 Financial Report), adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items. Effective in 2019, the Operating Income performance measure will be replaced with an Adjusted Net Income performance measure for PSAs granted after 2017. For additional information, see the *"Compensation Discussion and Analysis"* section later in this Proxy Statement.

## 2018 NAMED EXECUTIVE OFFICER (NEO) PAY MIX

The illustration below uses year-end salary and target annual short-term and long-term incentive awards for the NEOs to show the percentage each pay element comprises of our NEOs' target direct compensation for 2018.

### 2018 Target Direct Compensation for Ian Read (CEO)


73%
Annual Long-Term Incentive (Target)
11%
Year-End Salary
16%
Annual Short-Term Incentive (Target)
89%
Performance-Based

### 2018 Target Direct Compensation (Average) for Other NEOs


64%
Annual Long-Term Incentive (Target)
19%
Year-End Salary
17%
Annual Short-Term Incentive (Target)
81%
Performance-Based

## KEY PLANNING CYCLE

The below graphic illustrates key elements of the annual compensation planning cycle*:



| APPROVE | REVIEW | ENGAGE |
| --- | --- | --- |

**JANUARY–MARCH**

- Complete Executive Leadership Team (ELT) year-end performance assessments for prior year
- Review and approve prior year's incentive plan performance results and funding level
- Review and approve annual ELT compensation (salary, bonus and long-term incentive awards)
- Conduct annual risk assessment on our global compensation programs and policies
- Review and approve proxy materials
- Review ELT goals for current performance period
- Approve various incentive plan metrics and targets for current performance period

**APRIL–JUNE**

- Consider shareholder feedback from outreach discussions and the results of the say-on-pay vote
- Review year-to-date performance relating to the annual incentive plan and the performance share plan
- Conduct an annual proxy analysis of NEO pay of comparator companies
- Review proxy advisory firms' analyses of current proxy statement

**OCTOBER–DECEMBER**

- Commence ELT year-end performance assessments
- Conduct annual executive stock ownership review
- Review year-to-date performance relating to the annual incentive plan and the performance share plan
- Review potential NEOs for the upcoming proxy statement
- Engage in shareholder outreach discussions
- Review and approve Committee Charter

**JULY–SEPTEMBER**

- Review year-to-date performance relating to the annual incentive plan and the performance share plan
- Conduct CEO mid-year performance assessment
- Review and approve composition of the Pharmaceutical Peer and General Industry Comparator groups

\*   Includes actions with respect to our Executive Chairman, as applicable.

## OUR COMPENSATION PRACTICES

Pfizer continues to implement and maintain leading practices in its compensation program, including these practices:

| WHAT WE DO | WHAT WE DO NOT DO |
| --- | --- |
| ✓ Risk Mitigation | ✗ Hedging or Pledging |
| ✓ Compensation Recovery ("Clawback") | ✗ Employment Agreements |
| ✓ Stock Ownership Requirements | ✗ Change in Control Agreements |
| ✓ Minimum Stock Vesting Required | ✗ Repricing |
| ✓ Robust Investor Outreach | ✗ "Gross-ups" for Excise Taxes or Perquisites |
| ✓ Independent Compensation Consultation | |

For additional information about Pfizer, please view our 2018 Financial Report (see *"Appendix A"*) and our 2018 Annual Review at www.pfizer.com/annual. Please note that neither our 2018 Financial Report, nor our 2018 Annual Review is a part of our proxy solicitation materials.

# Item 1 – Election of Directors

Eleven members of our Board are standing for re-election, to hold office until the next Annual Meeting of Shareholders. A majority of the votes cast is required for the election of Directors in an uncontested election (which is the case for the election of Directors at the 2019 Annual Meeting). A majority of the votes cast means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Our Corporate Governance Principles contain detailed procedures to be followed in the event that one or more Directors do not receive a majority of the votes cast "for" his or her election at the Annual Meeting.

Each nominee elected as a Director will continue in office until our next Annual Meeting and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation, removal or retirement.

We expect each nominee for election as a Director to be able to serve if elected. If any nominee is not able to serve, the persons appointed by the Board of Directors and named as proxies in the proxy materials or, if applicable, their substitutes (the Proxy Committee) may vote their proxies for substitute nominees, unless the Board chooses to reduce the number of Directors serving on the Board.

The Board has determined that all Director nominees (other than Mr. Ian C. Read and Dr. Albert Bourla) are independent of the company and management and meet Pfizer's criteria for independence (see *"Director Independence"* below).

## Criteria for Board Membership

The Corporate Governance Committee focuses on Board succession planning on a continuous basis. In performing this function, the Committee recruits and recommends the nominees for election as Directors to the full Board of Directors. The goal is to achieve a Board that provides effective oversight of the company with the appropriate diversity of perspectives, experience, expertise, skills, specialized knowledge, and other qualifications and attributes of the individual Directors.

Important general criteria and considerations for Board membership include:

**General Criteria**
- Proven integrity and independence, with a record of substantial achievement in an area of relevance to Pfizer
- Ability to make a meaningful contribution to the Board's advising, counseling and oversight roles
- Prior or current leadership experience with major complex organizations, including within the scientific, government service, educational, finance, marketing, technology or not-for-profit sectors, with some members of the Board being widely recognized as leaders in the fields of medicine or biological sciences
- Commitment to enhancing Pfizer's long-term growth
- Broad experience, diverse perspectives, and the ability to exercise sound judgment, and a judicious and critical temperament that will enable objective appraisal of management's plans and programs
- Diversity with respect to gender, ethnicity, background, professional experience and perspectives

The Committee also considers, on an ongoing basis, the background, experience and skills of the incumbent Directors that are important to Pfizer's current and future business needs, including, among others, experience and skills in the following areas:

**Director Skills Criteria**

| | | |
|---|---|---|
| Business Leadership & Operations | Finance & Accounting | Government & Public Policy |
| Medicine & Science | International Business | Academia |
| Healthcare & Pharma | Risk Management | Technology |
| Human Capital Management | | |

The Board and each Committee conduct rigorous annual evaluations to help ensure satisfaction of the criteria for Board membership (see "*Evaluation of Board Effectiveness*" below). Based on these activities and their review of the current composition of the Board, the Corporate Governance Committee and the Board determined that the criteria for Board membership have been satisfied.

# Selection of Candidates

## Director Skill Set Considerations; Use of Matrix

In recruiting and selecting Board candidates, the Corporate Governance Committee takes into account the size of the Board and considers a skills matrix. This skills matrix helps the Committee determine whether a particular Board member or candidate possesses one or more of the skill sets, as well as whether those skills and/or other attributes qualify him or her for service on a particular committee. The Committee also considers a wide range of additional factors, including each Director's and candidate's projected retirement date, to assist in Board succession planning; other positions the Director or candidate holds, including other boards of directors on which he or she serves; the results of the Board and Committee evaluations; the company's current and future business needs; and the independence of each Director and candidate, to ensure that a substantial majority of the Board is independent. While the company does not have a formal policy on Board diversity, we believe the composition of the Board should be diverse in terms of gender, ethnicity, background, professional experience and perspectives.

## Potential Director Candidates

On an ongoing basis, the Corporate Governance Committee considers potential Director candidates identified on its own initiative, as well as candidates referred or recommended to it by other Directors, members of management, search firms, shareholders and other sources (including individuals seeking to join the Board).

Shareholders who wish to recommend candidates may contact the Corporate Governance Committee as described in "*How to Communicate with Our Directors*" below. All candidates are required to meet the criteria outlined above, as well as those discussed under *"Director Independence"* below and in our Corporate Governance Principles and other governing documents, as applicable, as determined by the Corporate Governance Committee. Shareholder nominations must be made according to the procedures required under our By-laws (including via our proxy access by-law) and described in this Proxy Statement under the heading "*Submitting Proxy Proposals and Director Nominations for the 2020 Annual Meeting*." Shareholder-recommended candidates and shareholder nominees whose nominations comply with these procedures and who meet the criteria referred to above will be evaluated by the Corporate Governance Committee in the same manner as the Corporate Governance Committee's nominees.

# Retirement Policy

Under Pfizer's Corporate Governance Principles, a Director is required to retire when he or she reaches age 73. A Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholders meeting following his or her 73rd birthday. On the recommendation of the Corporate Governance Committee, the Board may waive this requirement as to any Director if it deems a waiver to be in the best interests of the company.

# Our 2019 Director Nominees

The Corporate Governance Committee and the Board believe that each nominee for Director brings a strong and unique set of perspectives, experiences and skills to Pfizer. The combination of these nominees creates an effective and well-functioning Board that has an optimal balance of experience, leadership, competencies, qualifications and skills in areas of importance to Pfizer and serves the company and our shareholders well.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THESE NOMINEES AS DIRECTOR.**

# Director Nominees



**DIRECTOR SINCE:** 2017

**AGE:** 59

**BOARD COMMITTEES:**
Compensation and
Science and Technology

**KEY SKILLS:**

Business Leadership &
Operations

Risk Management

Finance & Accounting

**OTHER CURRENT PUBLIC BOARDS:**
CarMax, Inc., Urban One, Inc.
and W.R. Berkley, Inc.

## Ronald E. Blaylock

Founder, Managing Partner of GenNx360 Capital Partners, a private equity firm focused on investing in industrial and business services companies in the U.S. middle market, since 2006. Prior to launching GenNx360 Capital Partners, Mr. Blaylock founded and managed Blaylock & Company, an investment banking firm. Also held senior management positions at UBS, PaineWebber Group and Citicorp.

Director of CarMax, Inc., Urban One, Inc. (formerly Radio One, Inc.) and W.R. Berkley, Inc., an insurance holding company. Director of Syncreon U.S., a for-profit private company. Member of the Board of Trustees of Carnegie Hall. Member of the Board of Overseers of New York University Stern School of Business.

**KEY SKILLS & EXPERIENCE:**

**Business Leadership & Operations/Risk Management:**
Mr. Blaylock's extensive experience in private equity and investment banking brings business leadership, financial expertise and risk management skills to the Board. In addition, Mr. Blaylock's service on the compensation committees of other public companies enables him to bring valuable insights to Pfizer's Board and Compensation Committee.

**Finance & Accounting:**
Mr. Blaylock's significant financial background, including as the founder and managing partner of GenNx360 Capital Partners and the founder of Blaylock & Company, brings substantial financial expertise and a unique perspective on issues of importance relating to finance to the Board.



**Chief Executive Officer**

**DIRECTOR SINCE:** 2018

**AGE:** 57

**KEY SKILLS:**

Business Leadership &
Operations

Human Capital Management

International Business

Healthcare & Pharma

Medicine & Science

**OTHER CURRENT PUBLIC BOARDS:**
None

## Albert Bourla, DVM, Ph.D.

Chief Executive Officer of Pfizer since January 2019; Chief Operating Officer of Pfizer from January 2018 to December 2018; Group President, Pfizer Innovative Health from June 2016 until December 2017; Group President, Global Innovative Pharma Business of Pfizer from February 2016 until June 2016 (responsible for Vaccines, Oncology and Consumer Healthcare since 2014). President and General Manager of Established Products Business Unit of Pfizer from 2010 until 2013. Area President Europe, Africa, Asia and Pacific of Pfizer Animal Health from 2009 until 2010. Area President Europe, Africa and Middle East of Pfizer Animal Health from 2005 until 2009. Since joining Pfizer in 1993, Dr. Bourla has served in various leadership positions with increasing responsibility within Pfizer's former Animal Health and global commercial organizations.

Board member of Pharmaceutical Research and Manufacturers of America (PhRMA). Board member of the Pfizer Foundation, which promotes access to quality healthcare. Member of the Board of the Partnership for New York City and Catalyst, a global non-profit organization accelerating progress for the advancement of women in leadership.

**KEY SKILLS & EXPERIENCE:**

**Business Leadership & Operations/Human Capital Management/International Business/Healthcare & Pharma:**
Dr. Bourla has over 25 years of leadership experience and a demonstrated track record for delivering strong business results. Dr. Bourla has deep knowledge of the healthcare industry as he has held a number of senior global positions across a range of businesses in five different countries (including eight different cities) over the course of his career, which enables him to provide important insights and perspectives to our Board on the company's commercial, strategic, manufacturing and global product development functions. As CEO, Dr. Bourla provides an essential link between management and the Board regarding management's business perspectives. In addition, his experiences on the board of PhRMA enable him to bring a broad perspective on issues facing our industry to the Board.

**Medicine & Science:**
Dr. Bourla brings expertise in medicine and science to the Board as he is a Doctor of Veterinary Medicine and holds a Ph.D. in the Biotechnology of Reproduction from the Veterinary School of Aristotle University.



**DIRECTOR SINCE:** 1997

**AGE:** 71

**BOARD COMMITTEES:**
Corporate Governance, Regulatory and Compliance (Chair) and Science and Technology

**KEY SKILLS:**

Business Leadership & Operations

Human Capital Management

Risk Management

$ Finance & Accounting

**OTHER CURRENT PUBLIC BOARDS:**
American International Group, Inc. and Avon Products, Inc.

# W. Don Cornwell

Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation (Granite) from 1988 until his retirement in August 2009, and served as Vice Chairman of the Board until December 2009.

Director of American International Group, Inc. and Avon Products, Inc. Director of Blue Meridian Partners and Trustee of Big Brothers Big Sisters of New York City. Former Director of CVS Caremark (including two years as Chair of its Compensation Committee) for over 10 years.

**KEY SKILLS & EXPERIENCE:**

**Business Leadership & Operations/Human Capital Management/Risk Management:** Through Mr. Cornwell's 38-year career as an entrepreneur driving the growth of a consumer-focused media company, an executive in the investment banking industry and a director of several significant consumer product and healthcare companies, he has valuable business, leadership and management experience and brings important perspectives on the issues facing Pfizer. Mr. Cornwell founded and built Granite, a consumer-focused media company, through acquisitions and operating growth, enabling him to provide insight and guidance on strategic direction and growth.

**Finance & Accounting:** Mr. Cornwell's strong financial background, including his work at Goldman Sachs prior to co-founding Granite, and his service and leadership on the audit, finance and investment committees of other companies, also provides financial expertise to the Board, including an understanding of financial statements, corporate finance, accounting and capital markets.



**DIRECTOR SINCE:** 2015

**AGE:** 62

**BOARD COMMITTEES:**
Audit, Corporate Governance (Chair) and Science and Technology

**KEY SKILLS:**

Business Leadership & Operations

International Business

Risk Management

$ Finance & Accounting

Government & Public Policy

**OTHER CURRENT PUBLIC BOARDS:**
The Bank of New York Mellon Corporation, Unum Group and Xerox Corporation

# Joseph J. Echevarria

Chief Executive Officer of Deloitte LLP (Deloitte), a global provider of professional services, from 2011 until his retirement in 2014. During his 36-year tenure with Deloitte, served in various leadership roles, including Deputy Managing Partner, Southeast Region Audit Managing Partner and U.S. Managing Partner and Chief Operating Officer.

Director of The Bank of New York Mellon Corporation, Unum Group, a provider of financial protection benefits, and Xerox Corporation. Member of the President's Export Council and former member of the Presidential Commission on Election Administration. Former Chair of My Brother's Keeper Alliance. Member of the Board of Trustees of the University of Miami.

**KEY SKILLS & EXPERIENCE:**

**Business Leadership & Operations/ International Business/Risk Management:** Mr. Echevarria's 36-year career at Deloitte brings financial expertise and international business, leadership and risk management skills to the Board.

**Finance & Accounting:** Mr. Echevarria's financial acumen, including his significant previous audit experience, expertise in accounting issues and service on the audit committee of another public company, is an asset to Pfizer's Board and Audit Committee.

**Government & Public Policy:** Pfizer also benefits from Mr. Echevarria's breadth and diversity of experience, which includes his public service on the President's Export Council.



**DIRECTOR SINCE:** 2011

**AGE:** 66

**BOARD COMMITTEES:**
Corporate Governance, Regulatory and Compliance and Science and Technology (Chair)

**KEY SKILLS:**

- Academia
- Medicine & Science
- Healthcare & Pharma

**OTHER CURRENT PUBLIC BOARDS:**
None

# Helen H. Hobbs, M.D.

Investigator, the Howard Hughes Medical Institute since 2002, Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.

Member of the American Society for Clinical Investigation and the Association of American Physicians. Elected to the National Academy of Medicine in 2004, the American Academy of Arts and Sciences in 2006, and the National Academy of Sciences in 2007. Received both the Clinical Research Prize (2005) and Distinguished Scientist Award (2007) from the American Heart Association. In 2012, received the inaugural International Society of Atherosclerosis Prize. Received: the Pearl Meister Greengard Award and the Breakthrough Prize in Life Sciences (2015); the Passano Award (2016); the Harrington Prize for Innovation in Medicine (2018); the Lefoulon-Delalande Grand Prize in Science (2018); the Gerald D Aurbach Award for Outstanding Translational Research (2019); and the Anitschkow Prize (2019).

**KEY SKILLS & EXPERIENCE:**

**Academia/Medicine & Science/ Healthcare & Pharma:**
Dr. Hobbs' background reflects significant achievements in academia and medicine. She has served as a faculty member at the University of Texas Southwestern Medical Center for more than 30 years and is a leading geneticist in metabolism and heart disease, areas in which Pfizer has significant investments and experience. Pfizer benefits from her experience, expertise, achievements and recognition in both medicine and science.



**DIRECTOR SINCE:** 2007

**AGE:** 71

**BOARD COMMITTEES:**
Compensation and Science and Technology

**KEY SKILLS:**

- Business Leadership & Operations
- International Business
- Healthcare & Pharma

**OTHER CURRENT PUBLIC BOARDS:**
MetLife, Inc., The Simply Good Foods Company and Unifi, Inc.

# James M. Kilts

Founding Partner, Centerview Capital, a private equity firm, since 2006. Vice Chairman, The Procter & Gamble Company (Procter & Gamble), from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company (Gillette), from 2001 to 2005 and President, Gillette, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation (Nabisco), from 1998 until its acquisition in 2000.

Director of MetLife, Inc., The Simply Good Foods Company and Unifi, Inc. Executive Chairman of the Board of Conyers Park Acquisition Corporation from 2016 until its merger with The Simply Good Foods Company in 2017. Non-Executive Director of the Board of Nielsen Holdings PLC from 2006 until 2017, Chairman of the Board of Nielsen Holdings from 2011 until 2013 and Chairman of the Nielsen Company B.V. from 2009 until 2014. Chairman of Big Heart Pet Brands until 2015 and Director of MeadWestvaco Corporation until 2014. Life Trustee of Knox College and Trustee of the University of Chicago. Member of the Board of Overseers of Weill Cornell Medicine and Founder and Co-Chair, Steering Committee, of the Kilts Center for Marketing at the University of Chicago Booth School of Business.

**KEY SKILLS & EXPERIENCE:**

**Business Leadership & Operations/International Business:**
Mr. Kilts' tenure as CEO of Gillette and Nabisco and as Vice Chairman of Procter & Gamble provides valuable business, leadership and management experience, including expertise in cost management, value creation and resource allocation. In addition, his knowledge of consumer businesses has given him insights into reaching consumers and the importance of innovation—both important aspects of Pfizer's business. Through his service on various compensation committees, including ours, Mr. Kilts has a strong understanding of executive compensation and related areas.

**Healthcare & Pharma:**
Through his service on the board of MetLife, Inc., an insurance company, Mr. Kilts offers a view of healthcare from another perspective.



**DIRECTOR SINCE:** 2018

**AGE:** 66

**BOARD COMMITTEES:**
Corporate Governance and Science and Technology

**KEY SKILLS:**

 Medicine & Science

 Healthcare & Pharma

 Academia

**OTHER CURRENT PUBLIC BOARDS:**
None

# Dan R. Littman, M.D., Ph.D.

Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center since 1995 and an Investigator of the Howard Hughes Medical Institute since 1987. Professor of Microbiology and Immunology at the University of California, San Francisco from 1985 to 1995.

Member of the National Academy of the Sciences and the Institute of Medicine. Fellow of the American Academy of Arts and Sciences and the American Academy of Microbiology. Founding Scientific Advisory Board Member of Vedanta Biosciences and Vor Biopharma. Member of Scientific Advisory Boards at ChemoCentryx, Inc., the Cancer Research Institute and the Ragon Institute of MGH, MIT and Harvard. Founder and a scientific advisor to Orca Pharmaceuticals. Awarded the New York City Mayor's Award for Excellence in Science and Technology (2004), the Ross Prize in Molecular Medicine (2013) and the Vilcek Prize in Biomedical Science (2016).

**KEY SKILLS & EXPERIENCE:**

**Medicine & Science/Healthcare & Pharma/Academia:**
Dr. Littman's background reflects significant achievements in medicine, healthcare and academia. He has served as a faculty member at the NYU Langone Medical Center for more than 20 years and is a renowned immunologist and molecular biologist. Pfizer benefits from his experience, expertise, achievements and recognition in both medicine and science. In addition, his experiences as a member of the National Academy of the Sciences and the Institute of Medicine enable him to bring a broad perspective of the scientific and medical community to the Board.



**Lead Independent Director**

**DIRECTOR SINCE:** 2013

**AGE:** 55

**KEY SKILLS:**

 Business Leadership & Operations

 International Business

 Finance & Accounting

 Human Capital Management

 Technology

 Risk Management

**OTHER CURRENT PUBLIC BOARDS:**
Adobe Systems Incorporated

# Shantanu Narayen

Chairman, President and Chief Executive Officer of Adobe Systems Incorporated (Adobe), a producer of creative and digital marketing software. Prior to his appointment as CEO in 2007, held various leadership roles at Adobe, including President and Chief Operating Officer, Executive Vice President of Worldwide Products, and Senior Vice President of Worldwide Product Development.

President of the Board of Adobe Foundation, which funds philanthropic initiatives around the world. Vice Chairman of US-India Strategic Partnership Forum. Named one of the world's best CEOs by Barron's magazine in 2016, 2017 and 2018.

**KEY SKILLS & EXPERIENCE:**

**Business Leadership & Operations/International Business/Finance & Accounting/Human Capital Management:**
Mr. Narayen's experience as Chairman, President and CEO of Adobe brings strong leadership and management skills to the Board, and his past roles in worldwide product development provide valuable global operations experience. He also serves as a member and Vice Chairman of US-India Strategic Partnership Forum. His experiences as a director on another public board provide a broad perspective on issues facing public companies and governance matters.

**Technology/Risk Management:**
Pfizer benefits from Mr. Narayen's extensive knowledge in technology, product innovation and leadership in the digital marketing category through his experience in the technology industry. In addition, his deep knowledge and understanding of business risks through his leadership at a global technology company provide further insight and perspective to the Board.



**DIRECTOR SINCE:** 2007

**AGE:** 61

**BOARD COMMITTEES:**
Audit (Chair), Regulatory and Compliance and Science and Technology

**KEY SKILLS:**

- Business Leadership & Operations
- Risk Management
- International Business
- Finance & Accounting
- Healthcare & Pharma

**OTHER CURRENT PUBLIC BOARDS:**
American International Group, Inc., Intuit Inc. and Visa Inc.

# Suzanne Nora Johnson

Retired Vice Chairman, Goldman Sachs Group, Inc. (Goldman Sachs), since 2007. During her 21-year tenure with Goldman Sachs, served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care.

Director of American International Group, Inc., Intuit Inc. and Visa Inc. Co-Chair, Board of Trustees of The Brookings Institution; Co-Chair of the Board of Trustees of the Carnegie Institution of Washington and Co-Chair of the Investment Committee of the Board of Trustees of the University of Southern California.

**KEY SKILLS & EXPERIENCE:**

**Business Leadership & Operations/Risk Management/International Business:** Ms. Nora Johnson's careers in law and investment banking, including serving in various leadership roles at Goldman Sachs, provide valuable business experience and critical insights into the roles of the law and finance when evaluating strategic transactions.

**Finance & Accounting:** Ms. Nora Johnson also brings financial expertise to the Board, providing an understanding of financial statements, corporate finance, accounting and capital markets.

**Healthcare & Pharma:** Ms. Nora Johnson's extensive knowledge of healthcare through her role in healthcare investment banking and her involvement with not-for-profit organizations, such as in scientific research (The Carnegie Institution) and healthcare policy (The Brookings Institution) provide touchstones of public opinion and exposure to diverse, global points of view.



**Executive Chairman**

**DIRECTOR SINCE:** 2010

**AGE:** 65

**KEY SKILLS:**

- Business Leadership & Operations
- International Business
- Healthcare & Pharma
- Finance & Accounting
- Government & Public Policy
- Human Capital Management
- Risk Management

**OTHER CURRENT PUBLIC BOARDS:**
Kimberly-Clark Corporation

# Ian C. Read

Executive Chairman of Pfizer since January 2019; Chairman of the Board and Chief Executive Officer from December 2011 to December 2018. President and Chief Executive Officer from December 2010 until December 2011. Previously, he served as Senior Vice President and Group President of the Worldwide Biopharmaceutical Businesses, which he led from 2006 through December 2010. In that role, he oversaw five global business units—Primary Care, Specialty Care, Oncology, Established Products and Emerging Markets.

Chair of the Pfizer Foundation. Director of Kimberly-Clark Corporation.

**KEY SKILLS & EXPERIENCE:**

**Business Leadership & Operations/International Business/Healthcare & Pharma/Finance & Accounting/Government & Public Policy/Human Capital Management/ Risk Management:** Mr. Read brings over 35 years of business, operating and leadership experience to the Board. His extensive knowledge of the biopharmaceutical industry in general, and Pfizer's worldwide biopharmaceutical business in particular, provides crucial insight to our Board on the company's strategic planning and operations. Mr. Read provides advice and counsel to management and the Board, and the combination of his knowledge of the business and his leadership skills makes his role as Executive Chairman optimal at this time. In addition, his experience as a member of another public company board provides him with an enhanced perspective on issues applicable to public companies.



**DIRECTOR SINCE:** 2014

**AGE:** 59

**BOARD COMMITTEES:**
Audit, Compensation (Chair) and Science and Technology

**KEY SKILLS:**

 Business Leadership & Operations

 Finance & Accounting

 Human Capital Management

 International Business

**OTHER CURRENT PUBLIC BOARDS:**
Thomson Reuters Corporation

# James C. Smith

President, Chief Executive Officer and Director of Thomson Reuters Corporation, a provider of intelligent information for businesses and professionals, since 2012, and its Chief Operating Officer from September 2011 to December 2011 and Chief Executive Officer, Thomson Reuters Professional Division, from 2008 to 2011. Prior to the acquisition of Reuters Group PLC by The Thomson Corporation (Thomson) in 2008, served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning's Academic and Reference Group.

Member of the International Business Council of the World Economic Forum, the International Advisory Boards of British American Business and the Atlantic Council.

**KEY SKILLS & EXPERIENCE:**

**Business Leadership & Operations/Finance & Accounting/Human Capital Management/ International Business:** Mr. Smith's experience as President and CEO of Thomson Reuters brings valuable leadership, finance, international business, and human capital management skills to our Board. Pfizer benefits from Mr. Smith's organizational expertise and leadership experience, honed in numerous senior management roles and on notable merger and acquisition activity, including the acquisition and subsequent integration of two of the information industry's preeminent firms, as well as his strong operational and international expertise. Mr. Smith's previous experience running global Human Resources for the Thomson Corporation informs his strong advocacy for culture and talent development.

# Governance

## Overview

Pfizer is committed to exercising strong corporate governance practices. Good governance promotes the long-term interests of our shareholders, strengthens Board and management accountability and improves our standing as a trusted member of the communities we serve. We maintain and enhance our long record of excellence in corporate governance by regularly refining our corporate governance policies and procedures to reflect evolving practices and issues raised by our shareholders and other stakeholders.

Our governance structure and processes are guided by key governance documents, including our Corporate Governance Principles and Committee Charters, which govern the operation of the Board of Directors and its Committees in the execution of their responsibilities. The Principles are reviewed at least annually by the Corporate Governance Committee and the full Board and are updated periodically in response to changing regulatory requirements, evolving practices, issues raised by our shareholders and other stakeholders, and otherwise as circumstances warrant. Our Corporate Governance Principles are included as *"Annex 1"* to this Proxy Statement.

## Board Information

### Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure to ensure both independent oversight of senior management and a highly engaged and high-functioning Board. Based on its experience, considerable engagement with shareholders, and an assessment of research on this issue, the Board understands that numerous viewpoints concerning a board's optimal leadership structure exist.

Given the dynamic and competitive environment in which we operate, the Board believes that the right leadership structure may vary as circumstances warrant. Under our By-laws and Corporate Governance Principles, the Board can and will change its leadership structure if it determines that doing so is appropriate and in the best interest of Pfizer and its shareholders at any given time. Consistent with this understanding, the independent Directors do not view any particular board leadership structure as preferred and consider the Board's leadership structure on at least an annual basis. This consideration includes the evaluation of alternative leadership structures in light of the company's current operating and governance environment, a review of peer company leadership structures, and investor feedback, with the goal of achieving the optimal model for Board leadership and effective oversight of senior leaders by the Board.

The Board recognizes that in circumstances where the positions of Chairman and CEO are combined or the Chairman is not independent, investors believe it is imperative that the Board elect a strong Lead Independent Director with a clearly defined role and set of responsibilities. Our Corporate Governance Principles align with the Board's goal of achieving the optimal model for Board leadership and investor preferences. See "*Our Lead Independent Director*" below.

## 2018 Annual Review of Leadership Structure

Following a thorough review by the Corporate Governance Committee and the independent Directors, the independent Directors most recently reconsidered the Board's leadership structure in September 2018 and determined that the positions of Executive Chairman and Chief Executive Officer would not be combined and that the role of Lead Independent Director would continue to be held by Mr. Shantanu Narayen. Dr. Albert Bourla was elected Chief Executive Officer, effective January 1, 2019. Dr. Bourla's election was the result of a vigorous multi-year management succession planning process by the Board. Dr. Bourla succeeded Mr. Ian Read, who transitioned into the role of Executive Chairman on January 1, 2019. In this role, Mr. Read focuses on the leadership of the Board, provides advice and counsel to the CEO and Executive Leadership Team, and participates in selected engagements with government officials and key customers, as requested by the CEO. We believe that our leadership structure is optimal at this time and will help ensure continuity of strong and effective leadership.

**OUR BOARD LEADERSHIP STRUCTURE IS FURTHER STRENGTHENED BY:**

- the **strong, independent oversight function exercised by our Board**—which consists entirely of independent Directors other than Mr. Read and Dr. Bourla (see "*Director Independence*" below);
- the **independent leadership provided by Pfizer's Lead Independent Director,** who has robust well-defined responsibilities under a Board-approved charter;
- the **independence of all members of our key Board Committees**—Audit, Compensation, Corporate Governance, Regulatory and Compliance and Science and Technology;
- the company's **corporate governance principles, policies and practices;** and
- Board and committee **processes and procedures that provide substantial independent oversight of our CEO and Executive Chairman's performance,** including regular executive sessions of the independent Directors, an annual evaluation of our CEO's performance against predetermined goals, and an evaluation of our Executive Chairman that, among other things, assesses the Executive Chairman's ability to provide leadership and direction to the full Board.

**EXECUTIVE SESSIONS**

Executive sessions of the independent Directors generally take place at every regular Board meeting. Led by our Lead Independent Director, the independent Directors review and discuss, among other things, management succession planning, the criteria to evaluate the performance of the CEO and other senior management, the performance of the CEO against those criteria, the compensation of the CEO and other members of senior management, and the performance of the Executive Chairman.



**DIRECTOR NOMINEE INDEPENDENCE**

9 Independent Directors

Executive Chairman

Chief Executive Officer

Lead Independent Director

# Executive Chairman, Chief Executive Officer and Lead Independent Director Roles and Responsibilities

At Pfizer, the positions of Executive Chairman, Chief Executive Officer and Lead Independent Director (LID) each have clear mandates, significant authority and well-defined responsibilities. These responsibilities and authority include the following:

## Executive Chairman of the Board

**ROLE ON BOARD OF DIRECTORS**

- Call meetings of the Board and work with management as part of the Board meeting planning process to plan and review Board meeting and Board committee meeting agendas and materials
- Participate in Board planning calls with the CEO and LID and in feedback sessions to the CEO after each Board meeting
- Lead Board meetings, participate in Board committee meetings, as appropriate, and conduct the Annual Meeting of Shareholders
- Lead certain Executive Sessions of the Board
- Assist in screening candidates being considered by the Corporate Governance Committee for membership on the company's Board of Directors
- Facilitate, with the Compensation Committee Chair and the LID, the Board's review and discussion of the CEO's performance

**ADVICE AND COUNSEL TO CEO AND ELT/MANAGEMENT**

- Meet regularly with the CEO to advise across a wide range of issues facing the business
- Engage in strategic planning guidance and conduct additional calls or meetings between scheduled meetings to provide timely advice and counsel
- Be available to members of the ELT and other management to provide feedback, answer questions and provide perspective and business expertise to issues they face
- Serve as representative of Pfizer for select engagements with key customers, governmental officials, non-government organizations or community-oriented activities, as requested by the CEO, generally focusing on policies that impact the pharmaceutical industry globally and healthcare delivery domestically; represent biopharmaceutical industry interests in global conferences

## Chief Executive Officer

- Lead the affairs of the company, subject to the oversight of the Board of Directors and its Committees
- Attend the Board of Directors meetings
- May attend all Board Committee meetings
- Communicate with shareholders, government entities and the public
- Lead the development of the company's short- and long-term strategy
- Create and implement the company's vision and mission
- Maintain awareness of the competitive market landscape and industry developments
- Assess potential risks to the company and strive to ensure they are monitored and minimized
- Set measurable and meaningful strategic goals



## Lead Independent Director

- Lead Board meetings when the Executive Chairman is not present
- Lead executive sessions of the independent Directors
- Serve as an ex-officio member of each Committee and regularly attend meetings of the various Committees
- Call meetings of the independent Directors
- Lead the independent Directors' evaluation of the CEO's effectiveness
- Lead the evaluation by the independent Directors of the Executive Chairman that, among other things, assesses the Executive Chairman's ability to provide leadership and direction to the full Board
- Serve as liaison between the independent Directors and the Executive Chairman and the CEO
- Approve information sent to the Board, including the quality, quantity and timeliness of such information
- Contribute to the development of and approve meeting agendas
- Facilitate the Board's approval of the number and frequency of Board meetings and approve meeting schedules to ensure sufficient time for discussion of all agenda items
- Authorize the retention of outside advisors and consultants who report directly to the Board
- Keep apprised of inquiries from shareholders and involved in correspondence responding to those inquiries, when appropriate
- If requested by shareholders or other stakeholders, ensure that he is available, when appropriate, for consultation and direct communication

**OUR LEAD INDEPENDENT DIRECTOR**

At Pfizer, the Lead Independent Director position has a clearly defined role and set of responsibilities and provides significant independent Board leadership. Mr. Shantanu Narayen has served as our Lead Independent Director since the 2018 Annual Meeting of Shareholders. Upon becoming Lead Independent Director, Mr. Narayen also became an ex-officio member of each of the Board's Committees.

During Mr. Narayen's nearly six years of service on Pfizer's Board and one year as Pfizer's Lead Independent Director, he has consistently demonstrated strong leadership skills and risk oversight abilities in addition to deep expertise in technology and innovative product development. The independent Directors are confident in Mr. Narayen's ability to continue to serve as Lead Independent Director.

The Charter of the Lead Independent Director can be found on our website at
**https://investors.pfizer.com/corporate-governance/the-pfizer-board-policies/default.aspx.**

# The Board's Role in Risk Oversight

Management is responsible for assessing and managing risk, including through the Enterprise Risk Management (ERM) program, subject to oversight by the Board. The ERM program provides a framework for risk identification and management. Each risk is assigned to a member or members, as appropriate, of our Executive Leadership Team (ELT) — the heads of our principal businesses and corporate functions. The Board believes that its leadership structure and the ERM program support the risk oversight function of the Board.

The Board executes its oversight responsibility for risk assessment and risk management directly and through its Committees:

## THE BOARD

The Board considers significant enterprise risk topics, including, among others, risks associated with our strategic plan, our capital structure, our research and development activities, and drug pricing, access and reimbursement. In addition, the Board receives regular reports from members of our ELT that include discussions of the risks involved in their respective areas of responsibility. The Board is routinely informed of developments that could affect our risk profile or other aspects of our business.

The Board is kept informed of its Committees' risk oversight and other activities through reports of the Committee Chairs to the full Board. These reports are presented at every regular Board meeting.

## AUDIT COMMITTEE

The Audit Committee has primary responsibility for overseeing Pfizer's ERM program. Pfizer's Chief Internal Auditor, who reports to the Committee, facilitates the ERM program in coordination with the Legal Division and Compliance Division and helps ensure that ERM is integrated into our strategic and operating planning process. The Committee's meeting agendas throughout the year include discussions of individual risk areas, including areas posing potential reputational risk to Pfizer, as well as an annual summary of the ERM process. In connection with this, the Committee reviews and receives briefings concerning risks to Pfizer associated with drug pricing, access and reimbursement.

The Committee also reviews and receives regular briefings concerning Pfizer's information security and technology risks (including cybersecurity), including discussions of the company's information security and risk management programs. In 2018, Pfizer's Chief Information Officer led our cybersecurity risk management program, which is fully integrated into the overall ERM program and overseen by the Committee. Since the beginning of 2019, our cybersecurity risk management program has been led by our Chief Digital and Technology Officer.

## REGULATORY AND COMPLIANCE COMMITTEE

The Regulatory and Compliance Committee is responsible for reviewing and overseeing Pfizer's compliance program, including but not limited to evaluating its effectiveness. The Committee reviews and receives information and briefings about current and emerging risks and regulatory and enforcement trends that may affect our business operations, performance, or strategy. The Committee has primary responsibility for overseeing and reviewing significant risks associated with Pfizer's healthcare law compliance programs and the status of compliance with applicable laws, regulations and internal procedures.

Periodically, the Regulatory and Compliance Committee and the Audit Committee hold joint sessions to discuss risks relevant to both Committees' areas of risk oversight, including an annual discussion of the ERM program.

## OTHER BOARD COMMITTEES

**Compensation**
**Corporate Governance**
**Science and Technology**

The Board's other Committees oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks associated with our compensation policies and practices for both executive compensation and compensation generally.

## The Board's Oversight of Company Strategy

The Board and its Committees are involved in overseeing our corporate strategy, including major business and organizational initiatives, capital allocation priorities and potential business development opportunities. The Board engages in discussions regarding our corporate strategy at nearly every Board meeting and, at least annually, receives a formal update on the company's short- and long-term objectives, including the company's operating plan and long-term corporate strategic plan. The Board's Committees oversee elements of our strategy associated with their respective areas of responsibility.

## The Board's Oversight of Company Culture

Management establishes and reinforces the company's culture, which the Board and its Committees oversee. The Board recognizes the value of Pfizer's colleagues and the need for the company to build and sustain a culture where colleagues of diverse backgrounds and abilities contribute their unique viewpoints and perspectives to all aspects of the business. The PfizerVoice survey, conducted annually, is one way that the company measures colleague engagement on an anonymous basis. The results of this survey are reported to the Board annually and compared with results from prior years. The Board also meets with colleagues during annual site visits and attends an annual dinner with high performing colleagues.

The Board's Committees oversee elements of our culture associated with their respective areas of responsibility. The Compensation Committee is kept informed of Pfizer's compensation practices, including pay equity, through regular updates from Human Resources leaders. In addition, matters involving company culture, including steps taken to appropriately address matters such as inappropriate workplace behavior, harassment and retaliation, are routinely reported to the Audit Committee. The Regulatory and Compliance Committee, responsible for oversight of the company's Compliance Program, receives updates on the company's culture of integrity and the tone set by leaders throughout the organization.

## The Board's Role in Succession Planning

### MANAGEMENT SUCCESSION PLANNING

Succession planning for Pfizer's senior management positions, which ensures continuity of leadership over the long-term, is critical to the company's success. The Board is responsible for planning for CEO succession, as well as certain other senior management positions. The topic is discussed regularly in executive sessions. To assist the Board, the CEO annually provides the Board with an assessment of other senior managers and their potential to succeed him. The CEO also provides the Board with an assessment of persons considered potential successors to certain senior management positions.

As a result of the CEO succession planning process, in October 2018, we announced that the Board of Directors unanimously elected Dr. Albert Bourla, the company's Chief Operating Officer, to succeed Mr. Ian Read as CEO, effective January 1, 2019. Mr. Read was elected to the role of Executive Chairman of the Board of Directors, effective January 1, 2019. Mr. Shantanu Narayen will continue in his role as Lead Independent Director. The Board believes this structure will help ensure continuity of strong and effective leadership.

The election of Dr. Bourla was the result of a multi-year succession planning process, led by the independent Directors. During this timeframe, the Board had the opportunity to observe and evaluate Dr. Bourla in many different settings, including as a Board member since February 2018. The Board was continually impressed with Dr. Bourla's business performance, depth of experience, proven leadership and track record for success and, therefore, elected him to lead the company into the future as CEO.

In addition, the Corporate Governance Committee will review periodically with the CEO the succession plans relating to positions held by elected corporate officers and will make recommendations to the Board with respect to the selection of individuals to hold these positions.

In October 2018, Pfizer announced the members of the ELT that report to Dr. Bourla, effective January 1, 2019.

### BOARD SUCCESSION PLANNING

The Corporate Governance Committee focuses on Board succession planning on a continuous basis. In performing this function, the Committee is responsible for recruiting and recommending nominees for election as Directors to the full Board of Directors. The goal is to achieve a Board that provides effective oversight of the company with the appropriate diversity of perspectives, experience, expertise, skills, specialized knowledge, and other qualities and attributes of the individual Directors.

## Process for Selecting New Director Nominees

Throughout 2018, the Committee identified and reviewed a comprehensive list of non-employee Director candidates and followed the rigorous process set forth below:



**1. NEEDS ASSESSMENT**

Define skills & diversity criteria based on:

- Gaps to fill from board turnover / succession planning
- Evolving company and market capability demands
- Results of Board evaluation
- Management Team priorities

**2. IDENTIFICATION OF QUALIFIED CANDIDATES**

Identify a list of candidates through:

- Board member nominations
- ELT nominations
- Search agencies and recruiters
- Shareholders and other sources

**3. DUE DILIGENCE SCREENING**

Review of qualifications:

- Skills matrix
- Integrity & independence requirements
- Past experience and perspectives
- Other positions the candidate holds
- Diversity

**4. MEETINGS WITH SHORTLISTED CANDIDATES**

Committee members, and, as appropriate, other Board members and management interview the shortlisted candidates.

**5. DECISION AND NOMINATION**

Selection of Director nominees best suited to serve the interests of the company and its shareholders.

Resulting from this process, in March 2018, the Committee recommended and the Board elected Dr. Dan R. Littman as a Director and a member of the Corporate Governance and Science and Technology Committees.

# Evaluation of Board Effectiveness

The Board is committed to continuous improvement and utilizes annual evaluations to evaluate performance and improve effectiveness.

**2018 EVALUATION PROCESS**



**PROCESS BEGINS**
FEBRUARY

The Corporate Governance Committee initiates and oversees the process, which consists of each Director's evaluation of the Board as a whole, and an evaluation of each Committee by its members.

**EVALUATION FORMAT**
FEBRUARY

During the Board and Committees' evaluations, the Corporate Governance Committee reviews the effectiveness of the overall evaluation process and considers whether to:

- incorporate individual Director evaluations into the process; or
- conduct the evaluation through an external third-party provider.

The Committee also assesses other factors, including:

- Director independence and qualifications to serve on various Committees; and
- Committee Chair assignments and membership rotations.

**PRESENTATION OF EVALUATION RESULTS**
BOARD: APRIL; COMMITTEES: JUNE

- The results of the full Board evaluation are presented by the Chair of the Corporate Governance Committee, and discussed in executive session, at a subsequent Board meeting.
- The results of each Committee evaluation are presented and discussed at subsequent Committee meetings for the relevant Committee.

**FOLLOW-UP**
JUNE – DECEMBER

Any results requiring additional consideration are addressed at future Board and Committee meetings, where appropriate.

**EVALUATION OUTCOME**
DECEMBER

The Corporate Governance Committee determined that no modifications to the existing process were warranted for 2019 and to maintain the evaluation process in its current format.

# Board and Committee Information

During 2018, the Board of Directors met seven times. Each of our incumbent Directors attended at least 75% of the total meetings of the Board and the Board Committees on which he or she served that were held during the time he or she was a Director in 2018. In accordance with our Corporate Governance Principles, all Directors then in office attended our 2018 Annual Meeting.

The table below provides the current membership of each of the standing Board Committees and the number of meetings held in 2018:

| Name | Audit | Compensation | Corporate Governance | Regulatory & Compliance | Science & Technology |
|---|---|---|---|---|---|
| **Dennis A. Ausiello, M.D.**[1] | ● | | | ● | ● |
| **Ronald E. Blaylock** | | ● | | | ● |
| **Albert Bourla, DVM, Ph.D.** | | | | | |
| **W. Don Cornwell** | | | ● | CHAIR | ● |
| **Joseph J. Echevarria** | ● | | CHAIR | | ● |
| **Helen H. Hobbs, M.D.** | | | ● | ● | CHAIR |
| **James M. Kilts** | | ● | | | ● |
| **Dan R. Littman, M.D., Ph.D.** | | | ● | | ● |
| **Shantanu Narayen** | | | | | |
| **Suzanne Nora Johnson** | CHAIR | | | ● | ● |
| **Ian C. Read** | | | | | |
| **James C. Smith** | ● | CHAIR | | | ● |
| Meetings in 2018 | 11 | 6 | 5 | 4 | 3 |

(1) Effective as of the 2019 Annual Meeting, Dr. Ausiello will retire from the Board and as a member of the Audit Committee, the Regulatory and Compliance Committee and the Science and Technology Committee.

## COMMITTEE REFRESHMENT

The Board, upon recommendation from the Corporate Governance Committee, reviews and determines the composition of the Committees and Committee Chairs. Through periodic committee refreshment, we balance the benefits derived from continuity and depth of experience with the benefits gained from fresh perspectives and enhancing our Directors' understanding of different aspects of our business.

As part of our ongoing commitment to proactive Committee refreshment, at the upcoming April 2019 Board Meeting, the Board will vote to elect Mr. Blaylock to the Audit Committee and Dr. Littman to the Regulatory and Compliance Committee, contingent upon their election as Directors at the 2019 Annual Meeting of Shareholders.

## BOARD COMMITTEES

### THE AUDIT COMMITTEE

**Chair:**
Suzanne Nora
Johnson



**Additional Committee Members:**
Dennis A. Ausiello
Joseph J. Echevarria
James C. Smith

Meetings Held in 2018: **11**

- **All Members Are Independent and Financially Literate**

- **Ms. Nora Johnson, Mr. Echevarria and Mr. Smith qualify as "Audit Committee Financial Experts"**

- **Governed by a Board-Approved Charter**

The Audit Committee is primarily responsible for:

- reviewing and discussing, with the independent registered public accounting firm, Internal Audit and management, the adequacy and effectiveness of internal control over financial reporting;
- reviewing and consulting with management, Internal Audit and the independent registered public accounting firm on matters related to the annual audit, the published financial statements, earnings releases and the accounting principles applied;
- reviewing reports from management relating to the status of compliance with laws, regulations and internal procedures and policies;
- reviewing and approving, based on discussion with the Chief Financial Officer, the appointment, replacement or dismissal of the Chief Internal Auditor and reviewing, with the Chief Financial Officer, the performance of the Chief Internal Auditor;
- reviewing and discussing the scope and results of the internal audit program; and
- reviewing and discussing with management the company's policies with respect to risk assessment and risk management.

The Audit Committee also is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm.

The Audit Committee has established policies and procedures for the pre-approval of all services provided by the independent registered public accounting firm. The Audit Committee also has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by Pfizer regarding its accounting, internal controls and auditing matters. Further details of the role of the Audit Committee, as well as the Audit Committee Report, may be found in "*Item 2—Ratification of Selection of Independent Registered Public Accounting Firm*" on page 43.

The Audit Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

### THE COMPENSATION COMMITTEE

**Chair:**
James C. Smith



**Additional Committee Members:**
Ronald E. Blaylock
James M. Kilts

Meetings Held in 2018: **6**

- **All Members Are Independent**

- **Governed by a Board-Approved Charter**

The Compensation Committee reviews and approves the company's overall compensation philosophy and oversees the administration of Pfizer's executive compensation and benefit programs, policies and practices. Its responsibilities also include:

- establishing annual and long-term performance goals and objectives for the CEO and the Executive Chairman and reviewing the goals approved by the CEO for our executive officers, including the NEOs identified in the 2018 Summary Compensation Table;
- evaluating the performance and setting compensation for the CEO and the Executive Chairman;
- annually reviewing and approving Pfizer's peer companies and data sources for purposes of evaluating our compensation competitiveness and mix of compensation elements;
- reviewing and assessing annually, potential risks to the company from its compensation program and policies;
- reviewing and approving annually, all compensation decisions for the company's executive officers, including the NEOs; and
- overseeing the administration of the company's cash-based and equity-based compensation plans that are shareholder-approved and/or where participants include executive officers or other members of senior management (including reviewing and approving equity grants), including consideration of pay equity and non-discrimination by gender or against protected groups.

Each Committee member is a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934 and an "outside director" as defined in Section 162(m) of the Internal Revenue Code.

The Compensation Committee has the authority to delegate any of its responsibilities to another committee, officer and/or subcommittee, as the Committee may deem appropriate in its sole discretion, subject to applicable law, rules, regulations and New York Stock Exchange (NYSE) listing standards.

The Compensation Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

*Compensation Committee Interlocks and Insider Participation.* During 2018 and as of the date of this Proxy Statement, none of the members of the Compensation Committee was or is an officer or employee of Pfizer, and no executive officer of the company served or serves on the compensation committee or board of any company that employed or employs any member of Pfizer's Compensation Committee or Board of Directors.

## THE CORPORATE GOVERNANCE COMMITTEE

**Chair:**
Joseph J. Echevarria



**Additional Committee Members:**
W. Don Cornwell
Helen H. Hobbs
Dan R. Littman

Meetings Held in 2018: **5**

- **All Members Are Independent**

- **Governed by a Board-Approved Charter**

The Corporate Governance Committee oversees the practices, policies and procedures of the Board and its committees. Responsibilities include:

- developing criteria for Board membership and Board succession planning;
- recommending and recruiting Director candidates to ensure diversity of experience, skills, specialized knowledge and attributes of the Directors;
- assessing Director and candidate independence;
- considering possible conflicts of interest of Board members and senior executives;
- reviewing related person transactions; and
- monitoring the functions of the various Committees of the Board.

The Committee advises on the structure of Board meetings, recommends matters for consideration by the Board and also reviews, advises on and recommends Director compensation, which is approved by the full Board.

The Committee is directly responsible for:

- overseeing the evaluations of the Board and its Committees;
- reviewing our Corporate Governance Principles and Director Qualification Standards;
- establishing and overseeing compliance with Director retirement policies; and
- assisting management by reviewing the functions and outside activities of senior executives.

The Committee is also directly responsible for maintaining an informed status on: (i) the company's lobbying priorities and activities; (ii) company issues related to public policy, including political spending policies and practices; and (iii) company issues related to corporate social responsibility, sustainability and philanthropy.

The Corporate Governance Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

## THE REGULATORY AND COMPLIANCE COMMITTEE

**Chair:**
W. Don Cornwell



**Additional Committee Members:**
Dennis A. Ausiello
Helen H. Hobbs
Suzanne Nora Johnson

Meetings Held in 2018: **4**

- **All Members Are Independent**

- **Governed by a Board-Approved Charter**

The Regulatory and Compliance Committee's primary responsibilities include:

- assisting the Board with overseeing and reviewing Pfizer's significant healthcare-related regulatory and compliance issues, including its compliance programs and the status of compliance with applicable laws, regulations and internal procedures;
- overseeing Pfizer's compliance with the obligations of the May 2018 U.S. Corporate Integrity Agreement;
- consulting with management and evaluating information and reports on compliance-related activities and matters;
- overseeing the integration and implementation of the company's compliance programs in acquired entities; and
- receiving information about current and emerging risks and regulatory and enforcement trends in healthcare-related areas that may affect the company's business operations, performance or strategy.

The Committee makes recommendations to the Compensation Committee regarding the extent to which, if any, incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in any significant misconduct resulting in certain government or regulatory action, or other person with direct supervision over such employee, should be reduced, cancelled or recovered.

The Regulatory and Compliance Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

## THE SCIENCE AND TECHNOLOGY COMMITTEE

**Chair:**
Helen H.
Hobbs, M.D.



**Additional Committee Members:**
Dennis A. Ausiello
Ronald E. Blaylock
W. Don Cornwell
Joseph J. Echevarria
James M. Kilts
Dan R. Littman
Suzanne Nora Johnson
James C. Smith

Meetings Held in 2018: **3**

- **All Members Are Independent**

- **Governed by a Board-Approved Charter**

The Science and Technology Committee is responsible for periodically examining management's strategic direction of and investment in the company's biopharmaceutical R&D and technology initiatives.

Responsibilities include:

- monitoring progress of Pfizer's R&D pipeline;
- evaluating the quality, direction and competitiveness of the company's R&D programs; and
- reviewing Pfizer's approach to acquiring and maintaining key scientific technologies and capabilities.

The Committee also identifies emerging issues, assesses the performance of R&D leaders, and evaluates the sufficiency of review by external scientific experts.

The Science and Technology Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

# Corporate Governance Committee Report

The Corporate Governance Committee seeks to maintain and enhance Pfizer's record of excellence in corporate governance by regularly reviewing and refining, when appropriate, Pfizer's corporate governance policies and practices. The following are examples of how we worked to achieve these objectives in 2018.

**Board Leadership Structure:** In connection with the multi-year CEO succession planning process, the Committee and the independent Directors conducted a thorough annual review of the Board's leadership structure. In connection with the election of Dr. Bourla as CEO, Mr. Read transitioned to the role of Executive Chairman of the Board and Mr. Narayen continued in his role as Lead Independent Director.

**Board and Committee Matters; Director Evaluations:** During 2018, we assessed Director qualifications for serving on various committees, assessed Director independence, conducted a comprehensive evaluation process for the Board and its Committees and recommended changes to the leadership and composition of certain committees. In addition, the Committee reviewed and, where appropriate, recommended changes to our governing documents, including certain Committee Charters, and continued to review the functioning of the Board and Committees to help ensure their effectiveness.

**Recruitment and Assessment of Potential New Directors:** In 2018, we continued an ongoing Board succession planning process to identify and assess potential Director candidates, based upon a skills matrix and other criteria. We considered a diverse pool of potential Director candidates based on recommendations provided by our Chairman and CEO, the independent Directors, management, external advisors and other resources. Resulting from this process, in March 2018, the Committee recommended and the Board elected Dr. Dan R. Littman as a Director and a member of the Corporate Governance and Science and Technology Committees. The Committee considered the election of Dr. Littman as a Director upon recommendation by certain Board members and evaluation by a third-party search firm. Among other qualifications, Dr. Littman brings significant depth of experience in medicine and science, healthcare and pharma and academia to the Board. We also considered unsolicited requests to join the Board.

**Corporate Social Responsibility:** At year-end, we received an update concerning the company's social investment strategy, progress on sustainability initiatives and external non-financial reporting trends. Further, we received an update on Pfizer's environmental sustainability initiatives and position on climate change.

**Public Policy/Corporate Political Spending/Lobbying Activities:** Under our Charter, we also maintain an informed status on company issues related to public policy, including political spending practices. We were informed of Pfizer's public policy and corporate political spending practices through periodic discussions and reviews of the company's annual Political Action Committee and Corporate Political Contributions Report. The Committee also received a report from management regarding the company's federal and state lobbying priorities and activities, including an overview of the benefits derived from the company's association with certain trade and other organizations, in accordance with our Charter.

**Legislative and Regulatory Developments:** We continued to monitor and evaluate corporate governance and executive compensation developments, including U.S. Securities and Exchange Commission (SEC) rules and NYSE listing standards through reports provided by management.

**Shareholder Engagement:** We engaged in reviews of shareholder and stakeholder communications at each of our meetings and were informed of shareholder feedback received during Pfizer's year-round investor outreach. The Chair of the Corporate Governance Committee, Mr. Joseph Echevarria, participated in discussions with several investors at their request. The Committee was also kept apprised of all shareholder proposals submitted during the proxy season and discussions with the proponents.

*The Corporate Governance Committee*

Joseph J. Echevarria, Chair
W. Don Cornwell
Helen H. Hobbs
Dan R. Littman

## Regulatory and Compliance Committee Report

The Committee assists the Board of Directors with the oversight of significant healthcare-related regulatory and compliance issues. Under the terms of its Charter, the Committee receives reports regarding Pfizer's compliance program, for which management has primary responsibility.

In 2018, we received reports and discussed with management, including the Chief Compliance, Quality and Risk Officer, significant healthcare-related regulatory and compliance risks and related compliance program initiatives, functions and risk management.

Among the matters considered were:

- potential healthcare-related regulatory or compliance risks in connection with the development, manufacture and marketing of Pfizer products, and efforts to mitigate those risks;
- certain compliance-related government investigations and other legal proceedings involving Pfizer;
- certain internal investigations of potential healthcare-related compliance or regulatory matters;
- results of internal audits conducted in areas within the Committee's oversight;
- updates regarding Food and Drug Administration (FDA) Warning Letters and other significant regulatory communications;
- updates regarding compliance with the requirements of Pfizer's Corporate Integrity Agreement;
- the integration of acquired companies into Pfizer's compliance program;
- Pfizer's anti-retaliation policies and procedures and the retaliation claims received by Pfizer; and
- Pfizer's incentive compensation practices for sales and marketing personnel.

In our activities, we considered potential risks and steps Pfizer has taken to mitigate risk in areas within our oversight.

***The Regulatory and Compliance Committee***

W. Don Cornwell, Chair
Dennis A. Ausiello
Helen H. Hobbs
Suzanne Nora Johnson

# Shareholder Outreach



| CONNECT | | COLLABORATE | | COMMUNICATE |
|---|---|---|---|---|
| Investor engagement is fundamental to good governance. | + | A collaborative approach helps foster a mutual understanding of governance priorities. | + | Investor feedback keeps the Board of Directors informed of shareholder sentiment. |

## Connect

Engaging with investors is fundamental to our commitment to good governance and essential to maintaining our strong corporate governance practices. Throughout the year, we seek opportunities to connect with our investors to gain and share valuable insights into current and emerging global governance trends.

During 2018, we engaged with more than 30 global institutional investors representing over 30% of shares outstanding to discuss various corporate governance and related matters, including executive compensation, sustainability initiatives and other industry-specific issues. We also engaged with major proxy advisory firms. Those meetings were conducted in person, via teleconference or one-on-one at conferences throughout the year. Although shareholder outreach is primarily a function of management, members of the Board also participate when appropriate. In late 2018, Mr. Joseph Echevarria, Chair of the Corporate Governance Committee, met with several institutional investors to discuss, among other things, Board oversight of risk, drug pricing and executive compensation. In addition to speaking with our institutional investors, we are responsive to individual investors' and other stakeholders' inquiries.

## Collaborate

We strive for a collaborative approach to shareholder outreach and value the variety of investors' perspectives received, which deepens our understanding of their interests and motivations and fosters a mutual understanding of governance priorities. Items on the meeting agendas covered a range of topics, including, but not limited to, those listed below.

### Summary of Certain 2018 Shareholder Discussions

**New Leadership Structure:** The election of Dr. Albert Bourla as CEO and Mr. Ian Read as Executive Chairman was a key area of interest for many investors. Investors sought details about the succession planning process, the respective roles of the Executive Chair, CEO and Lead Independent Director, and in particular, how they will work together during this transition period. In addition, we received questions about Dr. Bourla's leadership style, background, expertise and views on corporate culture.

***Action taken:*** *This feedback was shared with the Board. We provided additional disclosure concerning the roles and responsibilities of the Executive Chair, CEO and Lead Independent Director in this Proxy Statement.*

---

**Board-related:** Board composition continues to be of strong interest. Investors inquired about Board succession planning, both in terms of particular skills the Board is seeking, and its process and resources for identifying board candidates, especially qualified female candidates. We also received inquiries about the Board's annual evaluation process, including its consideration of third-party providers and use of individual Director evaluations in the process. Several investors inquired about Pfizer's policy regarding outside directorships and provided feedback on the maximum number of outside directorships they believe to be optimal. In general, investors were positive about the Board, including its mix of skill sets, tenure and diversity.

***Action taken:*** *This feedback was shared with the Board. See disclosures regarding Board composition, Board Committee refreshment and Director skills throughout this Proxy Statement.*

---

**Risk Oversight:** With respect to risk oversight, investors inquired about our overall ERM program. Several investors sought clarity about the specific roles of the Board and the Audit and Regulatory and Compliance Committees, as well as management, in the risk oversight process. Investors were interested in discussing Board and Committee oversight of risks related to reputation, drug pricing, product safety and human capital management. Questions were also asked about regular and emerging risk factors that the company considers most significant.

*Action taken: This feedback was shared with the Board. In response, the disclosures concerning Board and Committee oversight of risks have been modified to provide greater clarity. See disclosures regarding risk oversight throughout this Proxy Statement.*

**Executive Compensation:** During 2018, we engaged with investors to solicit comments and answer questions on our executive compensation program, our disclosures regarding the Compensation Committee's decision-making processes and recent trends/events related to executive compensation. Overall, investors continued to show support for our program and generally commented that they viewed it as aligned with performance and shareholder interests. Investors were interested in discussing the long-term components of our program and the various financial and operational performance metrics used in our short-term and long-term incentive plans.

*Action taken: See "Compensation Discussion and Analysis" section later in this Proxy Statement.*

**Sustainability Factors:** Investor interest in the company's sustainability priorities and reporting of non-financial performance metrics remains strong as they strive to gain a broader understanding of the company's strategic objectives. Some investors expressed interest in Pfizer's position on climate change and the use of the Task Force on Climate-related Financial Disclosures reporting framework. Certain investors were interested in how the company and the Board of Directors monitor our corporate culture and human capital priorities. In terms of reporting on non-financial performance metrics, investors were generally positive about our reports and understanding of the challenges facing Pfizer and other companies to expand environmental and social performance disclosures.

*Action taken: This feedback was shared with the Board. The Corporate Governance Committee receives an update at least annually on Pfizer's corporate responsibility initiatives. For additional information about the company's corporate responsibility and sustainability efforts, please see the "Corporate Responsibility and Sustainability" section later in this Proxy Statement and Pfizer's 2018 Annual Review at www.pfizer.com/annual. Please note that our 2018 Annual Review is not a part of our proxy solicitation materials. We also provide disclosure regarding Board and Committee oversight of company culture in "The Board's Oversight of Company Culture" section earlier in this Proxy Statement.*

## Communicate

At least quarterly, we share investor and other stakeholder feedback directly with the Corporate Governance Committee. We view communication between our shareholders and the Board as a dialogue and, when appropriate, members of our Board engage directly with our shareholders.

We communicate with our shareholders through various platforms, including via our website, in print and in person at shareholder meetings or investor presentations. In 2018, in addition to meeting with institutional investors, we responded to more than 600 inquiries from individual shareholders sent to the Board of Directors or Corporate Secretary.

### HOW TO COMMUNICATE WITH OUR DIRECTORS

Shareholders and other interested parties may communicate with any of our Directors, including the Lead Independent Director and the Audit Committee Chair, as follows:

**By mail:** Write to the Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017-5703; or

**By e-mail:** Go to Pfizer's website at https://investors.pfizer.com/corporate-governance/contact-our-directors/default.aspx.

Shareholder communications are distributed to the Board, or to any individual Director or Directors, as appropriate, depending on the facts and circumstances outlined in the communication. The Board has requested that certain items that are unrelated to the duties and responsibilities of the Board be redirected or excluded, as appropriate.

# Corporate Responsibility and Sustainability

Corporate responsibility and sustainability are integral to Pfizer's business strategy and our commitment to be a responsible corporate citizen. We have always focused on delivering strong financial results, and we remain committed to doing so in a way that respects the communities and environments in which we operate.

We are actively engaged in a dialogue with investors around their interest in Environmental, Social and Governance (ESG) performance and the impact on financial results. Today, we strive to have these principles permeate Pfizer at every level – including our Board of Directors – which maintains oversight for these issues through the Corporate Governance Committee. The Committee maintains an informed status on our corporate social responsibility, sustainability and philanthropic efforts through regular updates from management.

We continue to evolve our approach to issues relevant to our business strategy, reputation and key stakeholders. For example, we are committed to helping achieve the 17 Sustainable Development Goals (SDGs) established by the United Nations in 2016. Pfizer supports the SDGs and works to align its scientific focus and corporate objectives to improve global public health impact and sustainable development. Achieving good health and well-being is integral to all 17 of the goals and is specifically addressed in Goal 3, which states that every person deserves access to quality healthcare.

## 1   Access to Medicines

As a global biopharmaceutical company, we are committed to discovering, developing and bringing to market medicines and vaccines that change patients' lives while helping to ensure that individuals have and maintain uninterrupted access to our products. We believe all individuals deserve access to quality healthcare, and we have an important role to play in positively impacting global health by making our therapies more accessible. We combine creative commercial strategies with philanthropic approaches and strive to create a sustainable and meaningful impact on global health. Pfizer is also focused on addressing most of the top 21 global burdens of disease, as identified by the World Health Organization, through our products and pipeline.

## 2   Environment, Health and Safety

We believe that a sustainable future is essential to ensuring the health and well-being of our colleagues, the people who use our products and the communities we touch.

Our environmental sustainability goals focus on three areas: reducing carbon emissions, reducing the water used in our operations and looking for innovative ways to minimize waste. While these goals were established for our internal operations, we also recognize the need to drive sustainability performance across our extended environmental footprint. Therefore, we implemented an environmental sustainability goal for a subset of our suppliers.

In addition, we leverage our culture to help protect colleagues' health and safety, the environment and the communities in which we operate.

## 3   Culture and Human Capital

We strive to foster a culture that allows our colleagues to discover career success and, at the same time, drive positive business results. Our ownership culture emphasizes accountability and holistic leadership, growth and learning, and opportunity and innovation. We believe that diversity and inclusion are just as crucial to building a successful business as they are to building a vibrant culture. We have implemented programs to ensure we have a diverse workforce and an environment where all of our colleagues feel valued for their unique personal characteristics and perspectives. Please view Pfizer's 2018 Annual Review at www.pfizer.com/annual for further information. Please note that our 2018 Annual Review is not a part of our proxy solicitation materials.

For information regarding Board and Committee oversight of company culture, see "*The Board's Oversight of Company Culture*" section earlier in this Proxy Statement.

## Reporting on Our Progress

We understand that our investors and other stakeholders may be interested in evaluating Pfizer's performance on a broader level to include financial, social and environmental perspectives. We provide information on Pfizer's activities in the following areas:

- Access to Medicines
- Colleague Safety
- Environmental Sustainability Goals
- Supply Chain Environmental Sustainability Goal

- Culture and Employee Engagement/Retention
- United Nations Sustainable Development Goals
- Manufacturing and Supply Chain
- Governance and Ethics

Additionally, we continue to evaluate our overall approach to non-financial reporting, including reference to several existing, globally recognized external frameworks. These include the Global Reporting Initiative (GRI) and the International Integrated Reporting Council (IIRC).

Please view Pfizer's 2018 Annual Review at www.pfizer.com/annual for further information about the company's corporate responsibility and sustainability efforts. Please note that our 2018 Annual Review is not a part of our proxy solicitation materials.

# Public Policy Engagement and Political Participation

### BOARD OVERSIGHT

The Corporate Governance Committee is responsible for maintaining an informed status on public policy and corporate political spending practices through periodic discussions and reviews of the company's annual Political Action Committee (PAC) and Corporate Political Contributions report. Management also informs the Committee of the company's lobbying priorities and activities through semi-annual reports, including a year-end report on lobbying priorities for the coming year.

### ENGAGING IN PUBLIC POLICY

We operate in a highly regulated and competitive industry. It is fundamental to our business, our patients and our shareholders that we engage on public policy issues that may affect our ability to meet patients' needs and enhance shareholder value. These issues include advancing biomedical research and healthcare innovation; advocating for protecting intellectual property rights; and improving patient access to care. We regularly work with policy makers to help create and maintain an innovative environment where we can cultivate new medicines, bring them to market and ensure that patient health and safety remain a priority.

Pfizer is also a member of several industry and trade groups, including the Pharmaceutical Research and Manufacturers of America, the National Association of Manufacturers, the Biotechnology Innovation Organization, the U.S. Chamber of Commerce and the Business Roundtable. These organizations, along with the others to which we belong, represent both the

> Our support of these organizations is evaluated annually by the company's Government Affairs leaders based on these organizations' expertise in healthcare policy and advocacy and support of key issues of importance to Pfizer.

pharmaceutical industry and the business community at large in an effort to bring about consensus on broad policy issues that can impact our business. Our support of these organizations is evaluated annually by the company's Government Affairs leaders based on these organizations' expertise in healthcare policy and advocacy and support of key issues of importance to Pfizer. In addition to their positions on healthcare policy issues, we realize these organizations may engage in a broad range of other issues that extend beyond the scope of issues of primary importance to Pfizer. If concerns arise about a particular issue, we are able to convey our concerns, as appropriate, through our colleagues who serve on the boards and committees of these groups. We believe there is value in making sure our positions on issues important to Pfizer and our industry are communicated and understood within those organizations. Pfizer's participation as a member of these groups comes with the understanding that we may not always agree with the positions of the organization and/or its members.

## CORPORATE POLITICAL CONTRIBUTIONS

Pfizer complies fully with all federal, state and local laws and reporting requirements governing corporate political contributions. We also request that trade associations receiving total payments of $100,000 or more from Pfizer annually report the portion of Pfizer dues or payments used for expenditures or contributions that, if made directly by Pfizer, would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code. All corporate political contributions are published annually in the PAC and Corporate Political Contributions report in compliance with Pfizer corporate policy. Withum Smith & Brown, PC, a certified public accounting and advisory firm, audits the report every two years, at the end of each federal election cycle.

We regularly discuss our political contributions reporting practices with investors and other stakeholders to ensure that our disclosures continue to meet their needs. Shareholder engagement has influenced our level of disclosure and helped us create or modify corporate policies related to political expenditures.

### INDEPENDENT EXPENDITURES

- We have adopted a strict policy precluding Pfizer from making direct independent expenditures in connection with any federal or state election.

Our company does not make direct independent expenditures. An independent expenditure is the use of corporate treasury funds to pay for a television, print or social media communication that expressly advocates the election or defeat of a clearly identified candidate.

### POLICIES AND PROCEDURES FOR APPROVAL AND OVERSIGHT OF CORPORATE AND PAC POLITICAL EXPENDITURES

- The PAC Steering Committee evaluates candidates to whom we contribute on the basis of their views on issues that impact not only Pfizer, but our patients as well. The Committee also takes note of whether Pfizer facilities or colleagues reside in a candidate's district or state.

- All PAC and corporate contribution requests are shared with the Pfizer Political Contributions Policy Committee (PCPC), which is chaired by the Chief Corporate Affairs Officer, and composed of senior leaders from different divisions in the organization.

The PAC is a non-partisan employee-run organization that provides opportunities for employees to participate in the American political process. All corporate and PAC political spending decisions undergo a rigorous review process conducted by the PAC Steering Committee. The PAC Steering Committee is composed of colleagues from various divisions throughout the company to ensure that each contribution we make advances our business objectives and is not based on the political preferences or views of any individual colleague within Pfizer.

## Federal and State Lobbying Activity

The company's U.S. Government Relations leaders are responsible for the company's lobbying activities, and the Corporate Governance Committee maintains an informed status on the company's lobbying priorities and activities through periodic reports from management. All colleague communications with government and regulatory officials are governed by Pfizer's internal policies and procedures, which include guidelines that are available on our website at https://www.pfizer.com/purpose/transparency/code-of-conduct.

### REPORTING AND COMPLIANCE FEATURES:

| | |
|---|---|
| **FEDERAL LOBBYING**<br>Compliant with Honest Leadership and Open Government Act of 2007 | • We file quarterly reports on our federal lobbying activity in compliance with the Honest Leadership and Open Government Act of 2007. In addition to Pfizer's federal lobbying activity, the amount we report also includes the amount spent on federal lobbying activity by trade associations of which Pfizer is a member.<br><br>• These reports may be viewed at https://investors.pfizer.com/corporate-governance. |
| **STATE LOBBYING**<br>Compliant with state registration and reporting requirements | • Pfizer complies with state registration and reporting requirements in all states where Pfizer is currently active. |

## Pfizer Policies on Business Conduct

All of our employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are required to abide by Pfizer's policies on business conduct to help ensure that our business is conducted in a consistently legal and ethical manner. Pfizer's policies form the foundation of a comprehensive process that includes compliance with corporate policies and procedures, an open relationship among colleagues to foster ethical business conduct, and a high level of integrity. Our policies and procedures cover all major areas of professional conduct, including employment practices, conflicts of interest, intellectual property and the protection of confidential information, and require strict adherence to laws and regulations applicable to the conduct of our business. Code of Conduct training is assigned to all new colleagues upon hire and to existing colleagues regularly. In addition, the Pfizer Integrity Pledge is issued annually to all colleagues to confirm that they are familiar with and agree to abide by the Code of Conduct and that they have reported, pursuant to the provisions of the Code of Conduct, any suspected or potential violations of law or Pfizer policy.

Employees are required to report any conduct that they believe to be an actual or apparent violation of Pfizer's policies on business conduct. Retaliation against any employee who seeks advice, raises a concern, reports misconduct, or provides information in an investigation is strictly prohibited. Our Audit Committee has procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls, or auditing matters and to allow for confidential and anonymous submissions by employees with concerns regarding questionable accounting or auditing matters.

The full text of our Code of Conduct, including information regarding how to report allegations of misconduct, is posted on our website at https://www.pfizer.com/purpose/transparency/code-of-conduct. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards affecting our Chief Executive Officer, Chief Financial Officer, Controller and executive officers on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

## Code of Conduct for Directors

Our Directors are required to comply with a Code of Business Conduct and Ethics for Members of the Board of Directors (the Director Code). The Director Code is intended to focus the Board and the individual Directors on areas of ethical risk, help Directors recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. The Director Code covers all areas of professional conduct relating to service on the Pfizer Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with applicable laws and regulations, and oversight of ethics and compliance by employees of the company.

The full text of the Code of Business Conduct and Ethics for Members of the Board of Directors is posted on our website at https://investors.pfizer.com/corporate-governance/the-pfizer-board-policies/default.aspx.

# Other Governance Practices and Policies

## Director Independence

Our Board of Directors has adopted Director Qualification Standards (Standards) to evaluate and determine Director independence. Our Standards meet, and in some respects exceed, the independence requirements of the NYSE.

**Director Qualification Standards.** To qualify as independent under our Standards, a non-employee Director must have no material relationship with Pfizer other than as a Director. The Standards include strict guidelines for Directors and their immediate families regarding employment or affiliation with Pfizer or its independent registered public accounting firm; prohibitions against Audit Committee members having any direct or indirect financial relationship with Pfizer; considerations for evaluation of Compensation Committee member independence; and restrictions on both commercial and not-for-profit relationships between non-employee Directors and Pfizer. Directors may not receive personal loans or extensions of credit from Pfizer, must deal at arm's length with Pfizer and its subsidiaries, and must disclose any circumstance that might be perceived as a conflict of interest. Our Director Qualification Standards can be found on our website at https://investors.pfizer.com/corporate-governance/the-pfizer-board-policies/default.aspx.

Under our Standards, certain relationships and transactions are not considered to be material transactions that would impair a Director's independence, including the following:

- the Director is an employee, or an immediate family member of the Director is an executive officer, of another company that does business with Pfizer, and our annual sales to or purchases from the other company in each of the last three fiscal years amounted to less than 1% of the annual revenues of the other company; and
- the Director, or an immediate family member of the Director, is an executive officer of another company, and our indebtedness to the other company or its indebtedness to Pfizer amounts to less than 1% of the total consolidated assets of the other company.

In 2018, no indebtedness existed between Pfizer and any entity of which a Director or an immediate family member of a Director was an executive officer.

Drs. Ausiello, Hobbs and Littman are employed at medical or academic institutions with which Pfizer engages in ordinary-course business transactions. Mr. Narayen is the chief executive officer of Adobe Systems Incorporated and Mr. Smith is the chief executive officer of Thomson Reuters Corporation, companies with which Pfizer engages in ordinary-course business transactions. We reviewed our transactions with each of these entities and found that these transactions were made in the ordinary course of business and were below the levels set forth in our Standards (1% of the annual revenues of these entities in each of the last three years).

Under our Standards, contributions to not-for-profit entities in which a Director of the company, or a Director's spouse, serves as an executive officer, amounting to less than 2% of that organization's latest publicly available total revenues (or $1 million, whichever is greater), will not serve as a bar to the Director's independence. None of our Directors, or their spouses, is an executive officer of a not-for-profit organization to which Pfizer contributed in 2018. Nonetheless, a summary of charitable contributions to not-for-profit organizations with which our Directors or their spouses are affiliated was made available to the Corporate Governance Committee. None of the contributions approached the levels set forth in our Standards.

**Independence Assessment.** Together with Pfizer's legal counsel, the Corporate Governance Committee has reviewed the applicable legal and NYSE standards for Board and Committee member independence, as well as our Standards. A summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director-affiliated entities are also made available to the Committee. On the basis of this review, the Committee has delivered a report to the full Board of Directors, and the Board has made its independence determinations based upon the Committee's report and the supporting information.

The Board has determined that all of our current Directors (other than Mr. Ian C. Read and Dr. Albert Bourla) are independent of the company and its management and meet Pfizer's criteria for independence. The independent Directors are Drs. Dennis A. Ausiello, Helen H. Hobbs and Dan R. Littman; Ms. Suzanne Nora Johnson; and Messrs. Ronald E. Blaylock, W. Don Cornwell, Joseph J. Echevarria, James M. Kilts, Shantanu Narayen and James C. Smith. The Board has determined that Mr. Ian C. Read is not independent because of his employment as Pfizer's Executive Chairman and that Dr. Albert Bourla is not independent because of his employment as Pfizer's CEO.

In making these determinations, the Board considered that, in the ordinary course of business, relationships and transactions may occur between Pfizer and its subsidiaries on the one hand and entities with which some of our Directors are or have been affiliated on the other.

## Governance Materials Available on Our Website

Our Corporate Governance Principles and the following Board policies and other corporate governance materials are published on our website at https://www.pfizer.com/people/leadership/board-of-directors, https://investors.pfizer.com/corporate-governance/default.aspx and https://www.pfizer.com/purpose/transparency/code-of-conduct:

- Meet the Pfizer Board of Directors
- By-laws
- Restated Certificate of Incorporation
- Board Committees and Charters
- Charter of the Lead Independent Director
- Director Qualification Standards
- Code of Business Conduct and Ethics for Members of the Board of Directors
- Board Policy on Pension Benefits for Executives
- Related Person Transaction Approval Policy
- Policy — Criteria for the Selection of a Compensation Committee Consultant
- Policy on Prohibition of Pledging of Pfizer Stock
- Corporate Governance FAQs
- Contact Our Directors
- Pfizer Policies on Business Conduct

We will provide copies of any of these items without charge upon written request to our Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017-5703. The information on our website is not a part of this Proxy Statement.

# Non-Employee Director Compensation

Our non-employee Directors receive cash compensation, as well as equity compensation in the form of Pfizer stock units, for their Board service.

## NON-EMPLOYEE DIRECTOR COMPENSATION

In 2018, compensation for our non-employee Directors consisted of the following:

| Position | Cash Retainers | Pfizer Stock Units |
|---|---|---|
| **Board Member** | $142,500 | $192,500 |
| **Chair of Each Board Committee** | $30,000 | — |
| **Lead Independent Director** | $50,000 | — |

Our Corporate Governance Committee is responsible for reviewing and advising on the compensation of our non-employee Directors. To assist with this duty, they have engaged an independent compensation consultant, FW Cook & Co., and specifically George Paulin, its Chairman, to perform periodic reviews of our non-employee Director compensation program, which includes an analysis of market trends and best practices and a comparison versus our Pharmaceutical Peer group and General Industry Comparator companies.

The compensation program for our non-employee directors was last revised in April 2018 upon recommendation of the Corporate Governance Committee in consultation with FW Cook & Co. Under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors (Unit Award Plan), other than as described below, during 2018, each Director received Pfizer stock units with a value of $192,500, as of the date of grant, upon election at the 2018 Annual Meeting of Shareholders, provided the Director continued to serve as a Director following the meeting. Prior to April 2018, when first elected to the Board, a new Director also received the full value of the Pfizer stock unit award grant under the Unit Award Plan at the time of his/her election. Accordingly, Dr. Littman received Pfizer stock units upon his election to the Board in 2018 with a value of $187,500, as of the date of the grant (which was the amount of the Pfizer stock unit grant under the Unit Award Plan at the time of his election).

In April 2018, the non-employee director compensation program was revised to provide that any new Director first elected to the Board after April 2018 will receive a pro-rata grant of Pfizer stock units having a value equal to the ratio of service as a Director during the year multiplied by $192,500, as of the date of grant. In 2019, each non-employee Director will receive Pfizer stock units with a value of $192,500, as of the date of grant, upon election at the 2019 Annual Meeting of Shareholders, provided the Director continues to serve as a Director following the meeting. Under the Pfizer Inc. 2014 Stock Plan, non-employee Directors may not receive grants that have a value of more than $500,000, as of the date of grant, in any 12-month period. If the 2019 Stock Plan is approved by shareholders at our 2019 Annual Meeting, the aggregate value of Pfizer stock units granted, plus cash retainer paid to a non-employee Director during a 12-month period, may not exceed $800,000.

Since Mr. Read remains an employee of the company, he does not receive the non-employee Director Compensation described above. Dr. Bourla does not receive any compensation for his service as a Director. For additional information regarding Mr. Read's compensation and Dr. Bourla's compensation, see the *"Compensation Discussion & Analysis"* section later in this Proxy Statement.

## DIRECTOR STOCK OWNERSHIP

Non-employee Directors are required to own shares of Pfizer common stock having a value of at least five times their annual cash retainer, currently $712,500 worth of Pfizer stock. For purposes of satisfying this requirement, a Director's holdings include, in addition to shares held outright, units granted to the Director as compensation for Board service and shares or units held under a deferral or similar plan. A Director has five years from (a) the date of his or her first election as a Director, or (b) if later, the date of an increase in the amount of Pfizer stock required to be held, to satisfy this ownership requirement. We maintain policies that prohibit Directors from pledging Pfizer stock or engaging in activities considered to be hedging of our common stock, and none of our Directors has pledged Pfizer stock as collateral for personal loans or other obligations.

## 2018 Non-Employee Director Stock Ownership

Shares held as a multiple of Annual Cash Retainer (dollar value of shares determined using Pfizer's closing stock price as of December 31, 2018).



| Director | Multiple |
|---|---|
| D. Ausiello | 14.5x |
| R. Blaylock | 5.2x |
| W. D. Cornwell | 38.3x |
| J. Echevarria | 11.7x |
| H. Hobbs | 18.1x |
| J. Kilts | 48.4x |
| D. Littman[1] | 3.3x |
| S. Narayen | 18.1x |
| S. Nora Johnson | 22.6x |
| J. Smith | 16.1x |

Guideline Requirement: **5x Annual Cash Retainer of $142,500**

(1) Dr. Littman became a member of our Board in March 2018. Directors have five years from (a) the date of their first election as a Director or (b), if later, the date of an increase in the amount of Pfizer stock required to be held, to satisfy the stock ownership requirement.

### DEFERRED COMPENSATION

**Cash Compensation.** Non-employee Directors may defer all or a part of their annual cash retainers under the Unit Award Plan until they cease to be members of the Board. At a Director's election, the cash retainer fees held in the Director's account can be credited with Pfizer stock units or deemed invested in the same investments available to Pfizer employees under certain deferred compensation plans. The number of Pfizer stock units is calculated by dividing the amount of the deferred fee by the closing price of Pfizer's common stock on the last business day of the fiscal quarter in which the fee is earned. If fees are deferred as Pfizer stock units, the number of stock units in a Director's account is increased by crediting additional stock units based on the value of any dividends on the common stock. When a Director ceases to be a member of the Board, the amount attributable to stock units held in his or her account is paid in cash or in shares of Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

**Equity Compensation.** Directors who have met the stock ownership requirements as of December 31 of the prior year are permitted each year to elect to defer units granted in the immediately following year or to receive the units in shares. All of the eligible non-employee Directors will defer units granted in 2019. The number of deferred stock units in a Director's account is increased by crediting additional stock units based on the value of any dividends on the common stock. Units deferred are not payable until the Director ceases to be a member of the Board, at or after which time they are paid in cash or in shares of Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

### MATCHING GIFT PROGRAM

Our non-employee Directors may participate in the Pfizer Foundation Matching Gift Program, which is also available to all Pfizer employees. In 2018, under this program, the Pfizer Foundation[1] matched contributions to eligible Internal Revenue Code 501(c)(3) tax-exempt organizations, up to a maximum of $15,000 per year, per Director. Contributions to religious organizations, private foundations and organizations that do not accept donations from the Pfizer Foundation, as well as to individuals, are not eligible for a match. In addition, in 2018, the Pfizer Foundation matched contributions made through the Annual Giving Campaign, up to a maximum of $15,000 per year, per Director. Effective January 2019, the Pfizer Foundation will match donations up to $20,000 per year, inclusive of any donations made during the Annual Giving campaign.

The matching contributions made by the Pfizer Foundation with respect to our non-employee Directors are included in the 2018 Director Compensation Table below.

(1) The Pfizer Foundation is a charitable organization established by Pfizer Inc. It is a separate legal entity from Pfizer Inc. with distinct legal restrictions.

# 2018 Director Compensation Table

The following table shows 2018 compensation for our non-employee Directors who served in 2018.

| Name | Fees Earned or Paid in Cash ($) | Equity/Stock Awards[1] ($) | All Other Compensation[2] ($) | Total ($) |
|---|---|---|---|---|
| Dennis A. Ausiello, M.D. | 156,964 | 192,500 | 11,650[2] | 361,114 |
| Ronald E. Blaylock | 140,893 | 192,500 | 30,000[2] | 363,393 |
| W. Don Cornwell | 161,250 | 192,500 | 15,000 | 368,750 |
| Joseph J. Echevarria | 161,250 | 192,500 | — | 353,750 |
| Frances D. Fergusson, Ph.D.[3] | 53,839 | — | 8,802 | 62,641 |
| Helen H. Hobbs, M.D. | 170,893 | 192,500 | 15,000 | 378,393 |
| James M. Kilts | 140,893 | 192,500 | 12,500 | 345,893 |
| Dan R. Littman, M.D., Ph.D.[3] | 116,830 | 380,000 | — | 496,830 |
| Shantanu Narayen | 174,821 | 192,500 | 15,000[2] | 382,321 |
| Suzanne Nora Johnson | 170,893 | 192,500 | — | 363,393 |
| Stephen W. Sanger[3] | 53,839 | — | 30,000 | 83,839 |
| James C. Smith | 170,893 | 192,500 | — | 363,393 |

(1) The number of units granted upon re-election of each Director was determined by dividing the grant date value of the award, $192,500, by $36.85, the closing price of Pfizer common stock on April 26, 2018. In the case of Dr. Littman, this also includes 5,191 units granted on March 5, 2018, upon his election as a Director, determined by dividing the grant date value of the award, $187,500, by $36.12, the closing stock price of Pfizer common stock on March 5, 2018. At the end of 2018, the aggregate number of stock units (including dividend equivalents) held by each current non-employee Director was as follows: Dr. Ausiello, 47,346, Mr. Blaylock, 17,107, Mr. Cornwell, 124,933, Mr. Echevarria, 38,217, Dr. Hobbs, 59,118, Mr. Kilts, 158,087, Dr. Littman, 10,677, Mr. Narayen, 59,033, Ms. Nora Johnson, 63,852 and Mr. Smith, 50,636.

(2) The amounts in this column represent charitable contributions made in 2018 under our matching gift program. The amounts shown for Dr. Ausiello, Mr. Blaylock and Mr. Narayen include certain amounts that reflect matching contributions made in 2018 in respect of their 2017 contributions. Certain charitable contributions by our Directors are not eligible for matching contributions under the program and, therefore, the amounts in the above table may not reflect all such contributions made by our Directors.

(3) Dr. Fergusson and Mr. Sanger retired as Directors, effective at the 2018 Annual Meeting of Shareholders. Dr. Littman was elected as a Director, effective March 5, 2018.

# Securities Ownership

The table below shows the number of shares of our common stock beneficially owned (as of the close of business on January 31, 2019) by each of our Directors and each NEO listed in the 2018 Summary Compensation Table, as well as the number of shares beneficially owned by all of our current Directors and executive officers as a group. Together, these individuals beneficially own less than one percent (1%) of our common stock outstanding.

The table and footnotes also include information about TSRUs, performance total shareholder return units (PTSRUs), stock units, restricted stock units (RSUs) and deferred performance-related share awards credited to the accounts of our Directors and executive officers under various compensation and benefit plans. For additional information, see the *"Compensation Discussion and Analysis"* section later in this Proxy Statement.

| | Number of Shares or Units | |
| --- | --- | --- |
| **Beneficial Owners** | **Common Stock** | **Stock Units** |
| **Dennis A. Ausiello, M.D.** | 2,362[1] | 47,346[2] |
| **Ronald E. Blaylock** | — | 17,107[2] |
| **Albert Bourla, DVM, Ph.D.** | 158,514[3] | 90,213[4] |
| **W. Don Cornwell** | — | 124,933[2] |
| **Frank A. D'Amelio** | 342,573[3] | 42,690[4] |
| **Mikael Dolsten, M.D., Ph.D.** | 54,601[3] | 421,660[4] |
| **Joseph J. Echevarria** | — | 38,217[2] |
| **Helen H. Hobbs, M.D.** | — | 59,118[2] |
| **James M. Kilts** | 2,259[1] | 158,087[2] |
| **Dan R. Littman, M.D., Ph.D.** | — | 10,677[2] |
| **Shantanu Narayen** | — | 59,033[2] |
| **Suzanne Nora Johnson** | 10,000 | 63,852[2] |
| **Ian C. Read** | 673,396[3] | 1,332,448[4] |
| **James C. Smith** | 3,542[1] | 50,636[2] |
| **John D. Young** | 214,350[3] | 111,776[4] |
| **All Directors and Executive Officers as a Group (24)** | 2,097,638 | 2,788,796 |

(1) Includes the following shares held in the names of family members or trust: Dr. Ausiello, 2,362 shares; Mr. Kilts, 2,259 shares; and Mr. Smith, 1,542 shares. Dr. Ausiello and Messrs. Kilts and Smith disclaim beneficial ownership of such shares.

(2) Represents units (each equivalent to a share of Pfizer common stock) under our Director compensation program (see *"Non-Employee Director Compensation"* above).

(3) Includes shares credited under the Pfizer Savings Plan and/or deferred shares relating to previously vested awards under Pfizer's share award programs. These plans are described later in this Proxy Statement. Also includes 1,471 shares in the Pfizer Share Ownership Plan for Mr. Young.

(4) Includes units (each equivalent to a share of Pfizer common stock) to be settled in cash following the officer's separation from service, held under the Pfizer Supplemental Savings Plan (PSSP) and/or the Pfizer Inc. Deferred Compensation Plan (DCP). The PSSP and the DCP are described later in this Proxy Statement. Also includes the following RSUs and stock units (each equivalent to a share of Pfizer common stock) as of January 31, 2019, which are unvested: Dr. Dolsten, 309,075 stock units; Mr. Read, 1,108,649 stock units; and Mr. Young, 57,172 RSUs. This column does not include the following stock appreciation rights in the form of TSRUs as of January 31, 2019: Dr. Bourla, 1,405,728, of which 100,330 settled in February 2019; Mr. D'Amelio, 1,778,512, of which 367,432 settled in February 2019; Dr. Dolsten, 1,073,693; Mr. Read, 5,100,924; and Mr. Young, 1,856,905, of which 198,098 settled in February 2019. The settlement amounts described in the previous sentence include dividend equivalents in the settlement calculations. See *"Compensation Tables—2018 Outstanding Equity Awards at Fiscal Year-End Table"* and *"—Estimated Benefits upon Termination Table"* for a discussion of the vesting of RSUs, TSRUs and PTSRUs and the settlement prices for the TSRUs that settled in February 2019.

# Beneficial Owners

Based on filings made under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as of December 31, 2018, the only persons or entities known by us to be a beneficial owner of more than 5% of our common stock were as follows:

| Name and Address of Beneficial Owner | Shares of Pfizer Common Stock | Percent of Class |
|---|---|---|
| BlackRock, Inc.[1]<br>55 East 52nd Street<br>New York, NY 10055 | 462,846,797[1] | 8.0% |
| The Vanguard Group[2]<br>100 Vanguard Boulevard<br>Malvern, PA 19355 | 451,604,942[2] | 7.81% |
| State Street Corporation[3]<br>State Street Financial Center<br>One Lincoln Street<br>Boston, MA 02111 | 296,225,898[3] | 5.1% |

(1) The information regarding BlackRock, Inc. is based solely on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 6, 2019 (the BlackRock 13G/A). According to the BlackRock 13G/A, includes sole voting power with respect to 411,794,542 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 462,846,797 shares, and shared dispositive power with respect to 0 shares.

(2) The information regarding The Vanguard Group is based solely on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 11, 2019 (the Vanguard 13G/A). According to the Vanguard 13G/A, includes sole voting power with respect to 6,761,743 shares, shared voting power with respect to 1,383,350 shares, sole dispositive power with respect to 443,622,605 shares, and shared dispositive power with respect to 7,982,337 shares.

(3) The information regarding State Street Corporation is based solely on a Schedule 13G filed by State Street Corporation with the SEC on February 14, 2019 (the State Street 13G). According to the State Street 13G, includes shared voting power with respect to 212,657,680 shares and shared dispositive power with respect to 295,461,665 shares.

# Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our Directors and certain of our officers to file reports of holdings and transactions in Pfizer equity with the SEC and the NYSE. Based on our records and other information, we believe that in 2018 our Directors and our officers who were subject to Section 16(a) met all applicable filing requirements.

# Related Person Transactions and Indemnification

## RELATED PERSON TRANSACTION APPROVAL POLICY

Pfizer has adopted a Related Person Transaction Approval Policy (the Policy) that is administered by the Corporate Governance Committee. The Policy applies to any transaction or series of transactions in which Pfizer or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person under the Policy has a direct or indirect material interest. Under the Policy, management determines whether a transaction requires review by the Corporate Governance Committee.

Transactions requiring review are referred to the Corporate Governance Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Corporate Governance Committee decides whether or not to approve such transactions and approves only those transactions that are deemed to be in the best interests of the company. If the company becomes aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Corporate Governance Committee. The Corporate Governance Committee evaluates all options available, including ratification, revision or termination of such transaction. The Corporate Governance Committee then provides a summary of such transactions, including their terms, structure and business purpose, as well as the Corporate Governance Committee's approval decision, to the Audit Committee for their information.

## TRANSACTIONS WITH RELATED PERSONS

Following Dr. Ausiello's retirement from the Board, which is effective as of the 2019 Annual Meeting, the company is considering entering into a consulting agreement with Dr. Ausiello for his service as a science, medicine and biotech advisor to our Worldwide Research, Development and Medical organization from time to time. The transaction will be submitted to the Corporate Governance Committee for its approval, pursuant to the Policy, provided the consulting agreement is finalized.

## INDEMNIFICATION

We indemnify our Directors and our elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to Pfizer. Our By-laws require indemnification, and we have also entered into agreements with those individuals that contractually obligate us to provide this indemnification to them.

# Item 2 – Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of Pfizer's independent registered public accounting firm. The Committee conducts a comprehensive annual evaluation of the independent registered public accounting firm's qualifications, performance and independence. The Committee considers whether the independent registered public accounting firm should be rotated and considers the advisability and potential impact of selecting a different independent registered public accounting firm. In evaluating and selecting the company's independent registered public accounting firm, the Audit Committee considers, among other things, historical and recent performance of the current independent audit firm, an analysis of known significant legal or regulatory proceedings related to the firm, external data on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports, industry experience, audit fee revenues, firm capabilities and audit approach, and the independence and tenure of the audit firm.

The Audit Committee selected, and the Board of Directors ratified the selection of, KPMG LLP (KPMG) to serve as our independent registered public accounting firm for 2019. Pfizer's auditors have been KPMG and its predecessor firm, Peat, Marwick, Mitchell & Co., since 1987. Prior to that, Pfizer's auditors were Main Hurdman (until its acquisition by Peat, Marwick, Mitchell & Co. in 1987) and its predecessors. We have not been able to determine the specific year that Main Hurdman and its predecessor firms began serving as our auditor, however, we are aware that Main Hurdman and its predecessor firms have served as our auditor since at least 1942.

In accordance with SEC rules and KPMG policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit service to our company. For lead and concurring review audit partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of the lead audit partner under this rotation policy involves a meeting between the Chair of the Audit Committee and the candidate for the role, as well as discussion by the full Committee and with management.

The Audit Committee and the Board of Directors believe that the continued retention of KPMG as our independent registered public accounting firm is in the best interest of Pfizer and our shareholders, and we are asking our shareholders to ratify the selection of KPMG as our independent registered public accounting firm for 2019. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on Pfizer's independent registered public accounting firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered a recommendation to the Board of Directors and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Pfizer and our shareholders.

See *"Governance—Board Information—Board Committees—The Audit Committee"* for additional information on the selection of the independent registered public accounting firm.

Representatives of KPMG will be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

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**YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF KPMG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2019.**

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# Audit and Non-Audit Fees

The following table shows the fees for professional services rendered by KPMG for the audit of the company's annual financial statements for the years ended December 31, 2018 and December 31, 2017, and fees billed for other services rendered by KPMG during those periods.

|  | 2018 | 2017 |
| --- | --- | --- |
| **Audit fees**[(1)] | $33,138,000 | $34,359,000 |
| **Audit-related fees**[(2)] | 1,153,000 | 1,130,000 |
| **Tax fees**[(3)] | 3,920,000 | 1,946,000 |
| **All other fees**[(4)] | 0 | 0 |
| **Total** | $38,211,000 | $37,435,000 |

(1) Audit fees were principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as statutory audits. The decrease in audit fees in 2018 versus 2017 is primarily due to a reduction in non-recurring projects.

(2) Audit-related fees were principally related to audits of employee benefit plans.

(3) Tax fees were principally for services related to tax compliance and reporting and analysis services. The increase in tax fees in 2018 versus 2017 is primarily due to tax services in connection with strategic initiatives.

(4) KPMG did not provide any "other services" during the period.

## Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the PCAOB regarding auditor independence, the Audit Committee has responsibility for appointing, setting the compensation of and overseeing the performance of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management submits for Audit Committee approval a list of services and related fees expected to be rendered during that year within each of four categories of services:

1. *Audit* services include audit work performed on the financial statements (including financial statements prepared in connection with strategic transactions) and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. *Audit-related* services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. *Tax* services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.

4. *All other* services are those services not captured in the audit, audit-related or tax categories. Pfizer generally does not request such services from the independent registered public accounting firm.

Prior to engagement, the Audit Committee pre-approves independent registered public accounting firm services within each category, and the fees for each category are budgeted. The Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The delegated member must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

# Audit Committee Report

The Audit Committee reviews Pfizer's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

The Committee met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of Pfizer's results and the assessment of Pfizer's internal control over financial reporting. We discussed significant accounting policies applied in Pfizer's financial statements, as well as, when applicable, alternative accounting treatments. Management represented to the Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee discussed with the independent registered public accounting firm matters required to be discussed under applicable Public Company Accounting Oversight Board (PCAOB) standards.

In addition, the Committee reviewed and discussed with the independent registered public accounting firm the auditor's independence from Pfizer and its management. As part of that review, we received the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Committee discussed the independent registered public accounting firm's independence from Pfizer.

We also considered whether the independent registered public accounting firm's provision of non-audit services to Pfizer is compatible with the auditor's independence. The Committee concluded that the independent registered public accounting firm is independent from Pfizer and its management.

As part of our responsibilities for oversight of Pfizer's Enterprise Risk Management process, we reviewed and discussed company policies with respect to risk assessment and risk management, including discussions of individual risk areas, as well as an annual summary of the overall process.

The Committee discussed with Pfizer's Internal Audit Department and independent registered public accounting firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance, Quality and Risk Officer and representatives of the independent registered public accounting firm, in regular and executive sessions, to discuss the results of their examinations, the evaluations of Pfizer's internal controls, and the overall quality of Pfizer's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in Pfizer's Annual Report on Form 10-K for the year ended December 31, 2018, for filing with the U.S. Securities and Exchange Commission. The Committee has selected, and the Board of Directors has ratified, the selection of Pfizer's independent registered public accounting firm for 2019.

***The Audit Committee***

Suzanne Nora Johnson, Chair
Dennis A. Ausiello
Joseph J. Echevarria
James C. Smith

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

# Item 3 – 2019 Advisory Approval of Executive Compensation

The Compensation Committee believes that Pfizer's executive compensation program is consistent with the goals of our executive compensation philosophy and that it drives performance, encourages an appropriate sensitivity to risk and increases shareholder value. This pay-for-performance philosophy is set by the Compensation Committee and is intended to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain high-caliber executives who are crucial to Pfizer's long-term success.

A significant portion of the total compensation opportunity for each of our executives directly relates to Pfizer's total shareholder return and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our pay levels compared with those of our Pharmaceutical Peer and General Industry Comparator groups. In making such comparisons, we consider company market capitalization and complexity as indicated by revenues, range of products, international operations and other factors because we use such factors in setting target levels of compensation and determining the value and levels of award opportunities.

We implement our pay-for-performance philosophy and achieve our program goals by following three key principles:

- positioning total direct compensation and each compensation element at approximately the median of our Pharmaceutical Peer and General Industry Comparator companies, with consideration of relative company market capitalization and complexity;
- aligning annual incentive awards with annual operating, financial and strategic objectives; and
- rewarding absolute and relative performance in total shareholder return through long-term equity incentive awards.

## Results of 2018 Advisory Vote on Executive Compensation

Pfizer's executive compensation program received substantial shareholder support and was approved, on an advisory basis, by 92.6% of the votes cast at the 2018 Annual Meeting. Our Compensation Committee and the other members of our Board believe that this level of approval of our executive compensation program indicates our shareholders' strong support of our compensation philosophy and goals, and the decisions made by the Compensation Committee in 2017 and early 2018. The consistent high level of support from our shareholders for our executive compensation program over the past several years is a result of our Compensation Committee's commitment to compensating our executives in a manner that provides a strong link between pay and performance. We believe it is also reflective of our philosophy and goals, market best practices and strong shareholder engagement.

## 2018 Pay for Performance

During 2018, the company continued to deliver on our strategy, execute on our business plan and enhance shareholder value as we evolved to reflect the changing needs of our business, our patients and the pharmaceutical industry. We continued to strengthen our pipeline, advancing several significant pipeline programs and receiving seven key approvals from the FDA. We also enhanced shareholder value through prudent capital allocation decisions and delivered solid financial results. The Compensation Committee believes that the compensation of our Named Executive Officers for 2018 is reasonable and appropriate, is aligned with the performance of our company and is working to ensure that our management's interests align with increasing shareholder value.

In deciding how to cast your vote on this proposal, the Board requests that you consider the structure of Pfizer's executive compensation program in connection with our 2018 performance, which is more fully discussed in the Compensation Discussion and Analysis section. The Compensation Discussion and Analysis section also contains more details about how we implement our philosophy and goals, and how we apply these principles to our compensation program. In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to ensure that performance is appropriately rewarded.

## 2019 Advisory Vote on Executive Compensation

The Board is presenting this proposal, which gives shareholders the opportunity to endorse or not endorse our executive pay program, on an advisory basis, by voting "FOR" or "AGAINST" the following resolution:

"RESOLVED, that the shareholders of Pfizer Inc. (the Company) approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Securities and Exchange Commission Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative disclosures."

Although the advisory vote is non-binding, the Board values shareholders' opinions. The Compensation Committee will review the results of the vote. Consistent with Pfizer's record of shareholder responsiveness, the Committee will consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.**

# Item 4 – Approval of the Pfizer Inc. 2019 Stock Plan

On February 28, 2019, on the recommendation of the Compensation Committee (the Committee), the Board of Directors (the Board) approved the Pfizer Inc. 2019 Stock Plan (the 2019 Plan), subject to shareholder approval at the 2019 Annual Meeting of Shareholders. The 2019 Plan will replace and supersede the 2014 Stock Plan (the Prior Plan). If the 2019 Plan is approved by our shareholders, it will become effective April 25, 2019 (the Effective Date). If approved, the maximum number of shares reserved for issuance under the 2019 Plan will be 400,000,000, plus (i) the number of shares that remain available for issuance as of the Effective Date under the Prior Plan, and (ii) the number of shares that are subject to outstanding awards as of the Effective Date that, in the future, terminate, expire, or are forfeited, cancelled, or settled for cash. As of March 1, 2019, 111,031,948 shares remained available for grants under the Prior Plan, which is the only Pfizer plan under which equity-based compensation may currently be awarded to executives, other employees and non-employee Directors. After the Effective Date of the 2019 Plan, no awards will be granted under any other equity plans of the company.

In the opinion of the Committee and the Board, an increase in the number of shares available for grants is necessary as a part of our continuing commitment to attract, retain and motivate employees and to align the interests of our employees with those of our shareholders.

The 400,000,000 shares of common stock newly reserved for issuance under the 2019 Plan, plus the shares remaining available for grant under the Prior Plan as of the Effective Date (and any shares that come back to the share reserve in the event of expiration, forfeiture or cancellation), are expected to provide us with sufficient shares to cover the awards to be granted over the next four to five years. As discussed in further detail below, in determining the share reserve, the Committee and the Board took into account, among other things, our stock price and volatility, share usage, burn rate and dilution, the existing terms of our outstanding awards, and our fungible share counting ratio of 3:1 for full-share awards under the 2019 Plan.

We are also seeking approval of the 2019 Plan in order to: (i) comply with New York Stock Exchange (NYSE) rules requiring stockholder approval of equity compensation plans; and (ii) allow the Compensation Committee to grant incentive stock options to employee participants in the 2019 Plan.

## OVERVIEW

### Equity-Based Compensation – Key Component of Compensation Program

Equity-based compensation is a key component of our total compensation package. As a worldwide biopharmaceutical company, attracting, retaining and motivating specialized talent is critical to achieving our strategic and operating goals, including our goal to increase shareholder value.

### Highlights of the Plan and Best Practices

The Plan and our other related governance practices and policies contain provisions that are consistent with the interests of our shareholders and with our corporate governance practices. In addition, the company maintains a no hedging or pledging policy.

**The 2019 Plan DOES…**
✔ Provide for a minimum one-year vesting period subject to certain limited exceptions
✔ Subject the payment of dividends and dividend equivalents on an award to the vesting of the award
✔ Limit the number of grants of stock options (options), total shareholder return units (TSRUs), stock appreciation rights (SARs), other stock and performance-based awards to any one individual in any consecutive 36-month period to no more than 20,000,000 shares; and limit performance cash awards for any individual participant to $20,000,000 in any calendar year
✔ Limit the number of shares and the cash amounts that may be granted or paid to any non-employee director in a year
✔ Provide for the recycling of shares back to the plan pool only in the event of expiration, forfeiture or cancellation of awards (i.e., no "liberal share recycling")
✔ Provide for the forfeiture/clawback of incentive awards under certain circumstances

**The 2019 Plan DOES NOT…**

✘ Provide for automatic single-trigger vesting on a change of control (except where an acquirer does not assume outstanding awards)

✘ Permit repricing or the buyout of underwater stock options or SARs without shareholder approval

✘ Permit the grant of stock options, TSRUs or SARs with below-market grant prices

✘ Provide for excise tax gross-ups

✘ Contain any "evergreen" provisions that automatically add shares to the plan reserve

✘ Provide for the grant of reload stock options

## KEY DATA

The following table includes information regarding outstanding equity awards and shares available for future awards under the company's equity plans as of December 31, 2018 (and without giving effect to approval of the 2019 Plan or the February 28, 2019 annual grant).

| | |
|---|---|
| Number of Stock Options Outstanding | 103,790,976 |
| —Weighted-Average Exercise Price of Outstanding Stock Options | $27.69 |
| —Weighted-Average Remaining Contractual Term of Outstanding Stock Options | 4.4 years |
| Number of TSRUs/PTSRUs Outstanding | 158,249,055 |
| —Weighted-Average Exercise Price of Outstanding TSRUs/PTSRUs | $33.12 |
| —Weighted-Average Remaining Contractual Term of Outstanding TSRUs/PTSRUs | 3.1 years |
| Number of Full Value Awards Outstanding (at Maximum) | 67,795,390 |
| Number of Shares Available for Future Grant*/** | 195,436,521 |

\* Awards of stock options, TSRUs, and SARs reduce the available pool by one share each, and all other awards reduce the available pool by three shares each (assuming maximum payout of performance awards).

\*\* As of March 1, 2019, the shares available for future grants are 111,031,948 (195,436,521 net of the following transactions: (i) less December 2018 ad hoc grants recorded in January 2019 and first quarter 2019 dividend equivalent units of 799,608, (ii) less February 28, 2019 annual grants of 85,275,250 and (iii) plus cancelled/forfeited stock options, RSUs, TSRUs, PSAs and PPSs of 1,670,285).

## USAGE OF SHARES AUTHORIZED FOR GRANT

**Overhang**

As of December 31, 2018, we had approximately 525 million shares of our common stock subject to outstanding equity awards or available for future equity awards under the Prior Plan, which represented approximately 8% of diluted common shares outstanding (or "overhang percentage"). The 400 million new shares proposed to be included in the 2019 Plan share reserve would increase the overhang percentage by an additional 6% to approximately 14%.

**Share Usage and Burn Rate**

| | | Fiscal Year 2018 | Fiscal Year 2017 | Fiscal Year 2016 | Average |
|---|---|---|---|---|---|
| A | Stock Options Granted | 1,371,648 | 1,374,507 | 1,371,317 | 1,372,491 |
| B | TSRUs/PTSRUs Granted | 47,754,685 | 54,288,937 | 53,467,367 | 51,836,996 |
| C | Restricted Stock Units (RSUs) Granted | 9,082,792 | 9,669,246 | 10,580,864 | 9,777,634 |
| D | Performance Awards Granted (at Maximum) | 8,601,938 | 8,765,894 | 9,959,062 | 9,108,965 |
| E | Total Share-Based Awards Granted (A+B+C+D) | 66,811,063 | 74,098,584 | 75,378,610 | 72,096,086 |
| F | Basic Weighted-Average Common Shares Outstanding | 5,871,702,124 | 5,969,527,755 | 6,089,030,417 | 5,976,753,432 |
| G | Annual Share Usage Rate (E / F) | 1.14% | 1.24% | 1.24% | 1.21% |
| H | Burn Rate (A+B+(3x(C+D))) / F | 1.74% | 1.86% | 1.91% | 1.84% |

**Dilution**

| | | | | | |
|---|---|---|---|---|---|
| I | Total Share-Based Awards Outstanding at Year-End | 329,835,421 | 338,549,726 | 334,882,650 | 334,422,599 |
| J | Shares Available for Future Grant at Year-End | 195,436,521 | 290,116,215 | 390,773,212 | 292,108,649 |
| K | Common Stock Outstanding at Year-End | 5,717,334,883 | 5,978,800,330 | 6,069,161,813 | 5,921,765,675 |
| L | Dilution (I+J) / (I+J+K) | 8.41% | 9.51% | 10.68% | 9.57% |

## REASONS FOR SEEKING SHAREHOLDER APPROVAL

We use equity compensation as a key tool for the attraction, retention and motivation of the best available talent. If shareholder approval is not obtained, we will continue to operate under the terms of the Prior Plan. We anticipate that we will exhaust the current reserve of shares under the Prior Plan after making our normal annual grants of equity awards in 2020, depending upon the stock price.

## ADDITIONAL INFORMATION ABOUT THE PLAN

The following is a summary of the principal features of the 2019 Plan. This summary is not a complete description of all of the provisions of the 2019 Plan and is qualified in its entirety by reference to the 2019 Plan, which is attached to this Proxy Statement as *"Annex 2"*.

### Purpose

The general purpose of the 2019 Plan is to allow Pfizer to continue to utilize equity awards to attract, retain and motivate employees and to further align the interests of our employees with those of Pfizer's shareholders. Non-qualified stock options, incentive stock options, TSRUs, SARs, RSUs, performance awards, performance share awards (PSAs), portfolio performance shares (PPSs) and other stock unit awards may be granted under the 2019 Plan.

### Administration and Duration

The selection of employee participants in the 2019 Plan and the level of participation of each employee participant will be determined by the Compensation Committee. The Corporate Governance Committee will make such determinations as to any grants to non-employee Directors. The Compensation Committee may delegate any or all of its authority to administer the 2019 Plan as it deems appropriate, except that no delegation may be made to an employee of Pfizer in the case of awards made to individuals who are subject to Section 16 of the Securities Exchange Act of 1934, as amended.

The 2019 Plan will terminate on April 24, 2029, unless terminated earlier by the Board or the Compensation Committee.

### Plan Benefits

Future grants will be made at the discretion of the Compensation Committee, or in the case of awards to non-employee Directors, the Corporate Governance Committee, and accordingly, future benefits under the 2019 Plan are not currently determinable. However, the 2019 awards granted to executive officers and all other employees would not have been increased if they had been made under the proposed 2019 Plan, rather than under the Prior Plan. The 2018 Summary Compensation Table and the 2018 Grants of Plan-Based Awards Table appearing elsewhere in this Proxy Statement show the awards that were made under the Prior Plan in 2018 to our NEOs. As discussed herein under "*Non-Employee Director Compensation*," each person who is serving as a non-employee Director of the company following the 2019 Annual Meeting of Shareholders will be granted an award of Pfizer stock units with a grant date dollar value equal to $192,500, which would result in the grant of stock units with an aggregate grant date dollar value of $1,732,500 if all non-employee Director nominees receive an award following the 2019 Annual Meeting.

Additionally, the following table shows the number of shares subject to awards granted under the 2014 Plan on February 22, 2018 (as part of our annual long-term incentive award cycle) to members of our Executive Leadership Team (the ELT) (including the CEO), other senior executives and members of our senior management team (the ELTI) and other employees (All Others).

| | # Eligible | # of Recipients | Total Shareholder Return Units | Performance Share Awards | Portfolio Performance Shares | Restricted Stock Units | Stock Options | Total |
|---|---|---|---|---|---|---|---|---|
| ELT | 14 | 14 | 3,124,302 | 654,126 | — | — | — | 3,778,428 |
| ELTI | 144 | 138 | 2,806,772 | 262,531 | 137,443 | 331,253 | — | 3,537,999 |
| All Others | 31,241 | 23,325 | 41,773,603 | — | 3,241,200 | 8,239,072 | 1,366,659 | 54,620,534 |
| **Total:** | **31,399** | **23,477** | **47,704,677** | **916,657** | **3,378,643** | **8,570,325** | **1,366,659** | **61,936,961** |
| **Share Usage\*:** | **—** | **—** | **47,704,677** | **5,499,942** | **20,271,858** | **25,710,975** | **1,366,659** | **100,554,111** |

\* Performance awards at maximum payout (2x) before applying 3:1 ratio.

### Shares Subject to the Plan; Share Counting

Subject to adjustments for changes in capitalization, a total of 400,000,000 shares will be authorized for grant pursuant to awards under the 2019 Plan, plus the number of shares that remain available for grant as of the Effective Date under the Prior Plan, and the number of shares that are subject to outstanding awards under the Prior Plan as of the Effective Date that terminate, expire, or are forfeited, cancelled, or settled for cash. The 2019 Plan provides that awards other than stock options and SARs/TSRUs will be counted against the 2019 Plan maximum in a 3-to-1 ratio. For example, if we grant an award of 100 RSUs and 100 PSAs, we would reduce the shares available for grant under the 2019 Plan by 300 shares and 600 shares, respectively.

Any shares that terminate, expire, or are forfeited, cancelled or settled in cash, may be used for the future grant of awards to the extent of such termination, expiration, forfeiture, cancellation or settlement. Any shares that again become available for future grants shall be added back as one (1) share for options or TSRUs or SARs, and as three (3) shares for awards other than options, TSRUs or SARs, including in each case with respect to awards granted under the Prior Plan. Shares subject to awards under the 2019 Plan or an award under the Prior Plan that is outstanding on the Effective Date may not again be made available for issuance or delivery if such shares are (i) shares that were subject to a stock-settled TSRU/SAR and were not issued upon the net settlement or net exercise of such TSRU/SAR, (ii) shares delivered or withheld by the company to pay the exercise price of an option, (iii) shares delivered to or withheld by the company to pay the withholding taxes related to an award, (iv) shares withheld by the company in connection with the net settlement of an award, or (v) shares repurchased on the open market with the proceeds of an option exercise.

The shares to be delivered under the 2019 Plan will be made available from authorized but unissued shares of Pfizer common stock, from treasury shares and/or from shares purchased in the open market or otherwise.

### Limitations on Awards under the 2019 Plan

During the term of the 2019 Plan, no individual may be granted stock options, TSRUs, SARs, performance-based or other equity awards covering more than twenty million (20,000,000) shares during any consecutive 36-month period. The same ratio for counting awards against the maximum number of authorized shares also applies for counting awards to individuals against this limit.

No participant under the 2019 Plan will be paid a performance cash award in any calendar year in an amount in excess of $20,000,000.

No more than 400,000,000 shares may be granted as incentive stock options under the 2019 Plan.

Certain of the foregoing limits were included because of the historic inclusion under the Prior Plan (so that the awards may be considered performance-based under Section 162(m) of the Internal Revenue Code of 1986 (the Code)) and have not been removed under the 2019 Plan notwithstanding the repeal of the performance-based exceptions to the limitation on deductibility under Section 162(m) of the Code. The limitations are not intended to reflect an intention to grant awards at such levels.

As noted above in the section entitled *"Non-Employee Director Compensation,"* pursuant to the 2019 Plan, the dollar value of equity awards and/or the cash retainer that may be granted to any one non-employee Director under the 2019 Plan or otherwise is limited to an aggregate value (at grant) of $800,000 in any consecutive 12-month period.

### Eligibility

All employees of the company and its affiliates, as well as the company's non-employee Directors, are eligible to participate in the 2019 Plan. From time to time, the Compensation Committee will determine who will be granted awards, and the number of shares subject to such grants. As of February 25, 2019, approximately 34,066 persons (including 34,042 employees, 14 executive officers and 10 non-employee Directors) were eligible under the current criteria to receive awards under the 2019 Plan.

### Minimum Vesting Period

The 2019 Plan prescribes a minimum vesting period of at least twelve months for an award, provided that the Compensation Committee may grant awards without regard to the foregoing minimum requirement with respect to up to five percent (5%) of the shares subject to the 2019 Plan described above. Any substitute awards, cash-denominated awards and awards to non-employee Directors that vest on the earlier of the first anniversary of the date of grant or the next annual meeting of shareholders which is at least 50 weeks after the immediately preceding annual meeting are excluded from such minimum vesting period.

### No Dividends or Dividend Equivalents on Unvested Awards

Notwithstanding any provision of the 2019 Plan to the contrary, dividends, dividend equivalents and dividend equivalent units will only be paid if, and to the extent, the underlying award vests, regardless of whether vesting is contingent upon the achievement of performance goals or time.

### Prohibition on Repricing

The 2019 Plan does not permit the repricing of options, TSRUs or SARs, or the exchange of underwater options, TSRUs or SARs for cash or stock/units, and options, TSRUs and SARs may not be granted at a discount to the fair market value of our common stock on the grant date (with an exercise price lower than the fair market value) without shareholder approval. The limited circumstance of the assumption or substitution of awards in a transaction that involves the adjustment of awards in order to preserve aggregate value would not be considered a repricing for this purpose.

## Transferability

Unless otherwise determined by the Compensation Committee, awards granted under the 2019 Plan may not be transferred except by will or the laws of descent and distribution and, during his or her lifetime, any options or awards may be exercised only by the participant or his/her estate. The 2019 Plan explicitly prohibits the transfer of awards to third parties for consideration.

## Certain Adjustments

In the event of any change in the number or kind of outstanding shares of common stock of the company by reason of a recapitalization, merger, consolidation, reorganization, separation, liquidation, stock split, stock dividend, extraordinary cash dividend, combination of shares or any other change in the corporate structure or shares of stock of the company, an appropriate adjustment will be made consistent with applicable provisions of the Code and Treasury Department rulings and regulations, and as the Compensation Committee, in its sole and absolute discretion deems equitable or appropriate, including:

- In the number and kind of shares for which any options or awards may thereafter be granted, both in the aggregate and as to each optionee or award holder;
- In the number and kind of shares or other property, including cash, subject to outstanding options and awards;
- In the option or exercise price, if applicable; and
- Other adjustments as the Compensation Committee deems appropriate.

## Change in Control

Unless the Compensation Committee or the Board determines otherwise at the time of grant, in the event a participant's employment is involuntarily terminated without cause during the 24-month period following a change in control:

- Any unvested options and SARs will vest and remain exercisable for their full term in accordance with the terms of the grant, as applicable;
- Any unvested TSRUs will continue to vest and will be settled in accordance with the terms of the grant, as applicable;
- Any vested options, TSRUs, and SARs will remain exercisable for their full term or be settled in accordance with the terms of the grant, as applicable;
- In general, performance awards will continue to vest and become payable in accordance with the terms of the grant, as applicable;
- The restrictions on any restricted stock awards will lapse, and will become fully vested and transferable to the full extent of the original grant, as applicable; and
- RSUs, other stock unit awards, and any other awards will continue to vest and become payable in accordance with the terms of the grant, as applicable.

Additionally, the Compensation Committee or the Board may provide for awards to be cancelled in exchange for a cash payment in connection with a change in control. However, if the option price per share under any outstanding option is equal to or greater than the price per share in the change in control, or the value (change in stock price plus projected dividend equivalents) of any outstanding TSRU or SAR is negative, the Board may cancel such award without the payment of any consideration.

## Recoupment Policy

Awards under the 2019 Plan are subject to the company's policies on recoupment of gains realized from any awards as may be in effect from time to time. All awards granted under the 2019 Plan will be subject to recoupment in accordance with any clawback policy that the company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

## Amendment and Revocation

The Board may amend or revoke the 2019 Plan, but may not, without prior approval of our shareholders:

- Increase the maximum number of shares of common stock that may be issued under the 2019 Plan;
- Extend the term of the 2019 Plan or of options granted under the Prior Plan;
- Change the eligibility criteria;
- Reprice any option, TSRU or SAR except as provided for in the 2019 Plan; or
- Take any other action that requires shareholder approval to comply with any tax or regulatory requirement.

Additionally, the Board may not take any action with respect to an affected participant without such participant's consent if the action would materially impair the participant's rights under any outstanding award.

## TYPES OF AWARDS

### Stock Options

Options granted under the 2019 Plan may be either non-qualified stock options or incentive stock options qualifying under Section 422 of the Code. The option price may not be less than the fair market value of the stock on the date the option is granted. On February 28, 2019, the closing price of our shares traded on the NYSE, as published in the *Wall Street Journal*, was $43.35 per share.

The option price is payable in cash or, if the grant provides, in common stock. Generally, all options terminate after a 10-year period from the date of the grant. The 2019 Plan also provides for the automatic exercise of options that are due to expire in the event that the option price is less than the fair market value of the underlying shares.

The Compensation Committee determines the terms of each stock option grant at the time of the grant.

### Total Shareholder Return Units / Stock Appreciation Rights

A TSRU or SAR represents a right to receive the excess of (i) the fair market value of one share of common stock on the date of the settlement pursuant to the terms of the grant plus dividends, if applicable, over (ii) the grant price of the right on the grant date, as specified by the Compensation Committee. TSRUs and SARs may, but need not, be granted in tandem with options. The Compensation Committee determines the terms of each TSRU/SAR at the time of the grant. Any freestanding TSRU/SAR may not be granted with a grant price that is less than the fair market value of the stock on the date the TSRU/SAR is granted and cannot have a term longer than 10 years. Distributions to the recipient may be made in common stock, in cash or in a combination of both as determined by the Compensation Committee.

### Restricted Stock Awards

Restricted stock is stock issued with such contingencies or restrictions as the Compensation Committee may impose. Until the conditions or contingencies are satisfied or lapse, the stock is subject to forfeiture. Unless the Compensation Committee determines otherwise, a recipient of a restricted stock award has the same voting, dividend and other rights as holders of common stock, except that the 2019 Plan prohibits the payment of dividends on unearned/unvested awards. If the participant ceases to be an employee before the end of the contingency or restricted period, the award is forfeited, subject to such exceptions as authorized by the Compensation Committee.

### Restricted Stock Units

An RSU is an award of a right to receive, in cash or shares, as the Compensation Committee may determine, the fair market value of one share of Pfizer common stock, on such terms and conditions as the Compensation Committee may determine.

### Performance-Based Awards

The 2019 Plan has been designed to permit the Compensation Committee to grant performance-based awards that are earned subject to the achievement of set performance goals, including PSAs, PPSs, performance cash awards and other awards/units. A performance award may be in any form of award permitted under the 2019 Plan. The Compensation Committee may select periods during which performance criteria chosen by the Committee are measured for the purpose of determining the extent to which a performance award has been earned. The Compensation Committee decides whether the performance levels have been achieved, what amount of the award will be paid and the form of payment, which may be cash, stock or other property or any combination. The 2019 Plan has also been designed to permit the grant of performance-based awards that are denominated in cash.

Performance goals may be based on the achievement of specified levels of company performance (or performance of an applicable unit or division of the company) under one or more of the measures described in the 2019 Plan, relative to the performance of other corporations or comparable businesses, and may provide for the inclusion or exclusion of specified extraordinary, nonrecurring charges.

As described in our Compensation Discussion and Analysis under *"Tax Policies,"* the exception from the Section 162(m) $1.0 million deduction limit for qualified "performance-based" compensation paid to certain covered executive officers has been repealed, effective for taxable years beginning after December 31, 2017. From such effective time of the changes to Section 162(m), the company is no longer able to grant qualified performance-based compensation, other than where transition relief may apply.

## U.S. TAX TREATMENT OF OPTIONS AND AWARDS

The following is a summary of the effect of U.S. federal income taxation on the participants in the 2019 Plan and the company. This summary does not discuss the income tax laws of any other jurisdiction (including U.S. state or local jurisdiction) in which the recipient of the award may reside.

### Incentive Stock Options

An incentive stock option results in neither taxable income to the optionee, nor a deduction to the company at the time it is granted or exercised. If the optionee holds the stock received as a result of an exercise of an incentive stock option for at least two years from the date of the grant and one year from the date of exercise, then the gain realized on disposition of the stock is treated as a long-term capital gain. If the shares are disposed of during this period, however (i.e., a "disqualifying disposition"), then the optionee will include the income, as ordinary compensation for the year of the disposition, in an amount equal to the excess, if any, of the fair market value of the shares, upon exercise of the option over the option price (or, if less, the excess of the amount realized upon disposition over the option price). The excess, if any, of the sale price over the fair market value on the date of exercise will be a short-term capital gain. In such case, the company will be entitled to a deduction, in the year of such a disposition, for the amount includible in the optionee's income as compensation, subject to Section 162(m) of the Code. The optionee's tax basis in the shares acquired upon exercise of an incentive stock option is equal to the option price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

### Non-Qualified Stock Options

A non-qualified stock option results in no taxable income to the optionee or deduction to the company at the time it is granted. An optionee exercising a non-qualified stock option will, at that time, realize taxable compensation in the amount of the excess of the then market value of the shares over the option price. Subject to the applicable provisions of the Code, including Section 162(m), a deduction for federal income tax purposes will be allowable to the company in the year of exercise in an amount equal to the taxable compensation realized by the optionee. The optionee's tax basis in shares received upon exercise is equal to the sum of the option price plus the amount includible in his or her income as compensation upon exercise.

Any gain (or loss) upon subsequent disposition of the shares will be a long- or short-term gain (or loss), depending upon the holding period of the shares.

If a non-qualified stock option is exercised by tendering previously owned shares of the company's common stock in payment of the option price, then, instead of the treatment described above, the following will apply: a number of new shares equal to the number of previously owned shares tendered will be considered to have been received in a tax-free exchange; the optionee's basis and holding period for such number of new shares will be equal to the basis and holding period of the previously owned shares exchanged. The optionee will have compensation income equal to the fair market value on the date of exercise of the number of new shares received in excess of such number of exchanged shares; the optionee's basis in such excess shares will be equal to the amount of such compensation income; and the holding period in such shares will begin on the date of exercise.

### Total Shareholder Return Units / Stock Appreciation Rights

Generally, the recipient of a stand-alone TSRU/SAR will not recognize taxable income at the time the stand-alone TSRU/SAR is granted.

If an employee receives the appreciation inherent in the TSRU/SAR (change in stock price plus dividends from grant date to settlement date) in cash, the cash will be taxed as ordinary income to the employee at the time it is received. If an employee receives the appreciation inherent in the TSRU/SAR in stock, the value is converted into stock which is taxable as ordinary income at the fair market value of the stock.

In general, there will be no federal income tax deduction allowed to the company upon the grant or termination of TSRU/SARs. However, upon the settlement of a TSRU/SAR, the company will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the settlement, subject to Section 162(m) of the Code.

### Restricted Stock Awards / Performance Stock Awards

No income will be recognized at the time of grant by the recipient of a restricted stock award or performance stock award while such award is subject to a substantial risk of forfeiture. Generally, at the time the substantial risk of forfeiture terminates with respect to a stock award, the then fair market value of the stock awarded will constitute ordinary income to the employee. Subject to the applicable provisions of Section 162(m), a deduction for federal income tax purposes will be allowable to the company in an amount equal to the compensation realized by the employee.

**Other Awards**

In the case of an award of RSUs, performance awards, dividend equivalents or dividend equivalent units or other stock or cash awards, the recipient will generally recognize ordinary income in an amount equal to any cash received and the fair market value of any shares received on the date of payment or delivery. In that taxable year, the company will receive a federal income tax deduction in an amount equal to the ordinary income which the recipient has recognized, subject to Section 162(m) of the Code.

**Tax Treatment of Awards to Non-Employee Directors and to Employees Outside the U.S.**

The grant and exercise of options and awards under the 2019 Plan to non-employee Directors and to employees outside the U.S. may be taxed on a different basis.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR**
> **THE APPROVAL OF THE PFIZER INC. 2019 STOCK PLAN.**



# Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis section of Pfizer's 2019 Proxy Statement. Based on our review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Pfizer's 2019 Proxy Statement.

***The Compensation Committee***

James C. Smith, Chair
Ronald E. Blaylock
James M. Kilts

# Executive Compensation

## Key Terms

The following acronyms are used for certain terms that appear in the Compensation Discussion and Analysis section:

| | |
|---|---|
| **Adjusted Diluted EPS** | Non-GAAP Adjusted Diluted Earnings Per Share |
| **CD&A** | Compensation Discussion and Analysis included in this Proxy Statement |
| **Committee** | Compensation Committee of the Board of Directors |
| **DCP** | Pfizer Inc. Deferred Compensation Plan |
| **DRG Pharmaceutical Index or DRG Index** | NYSE Arca Pharmaceutical Index – An index of publicly traded pharmaceutical companies |
| **EH*** | Essential Health – Included legacy brands that have lost or will soon lose market exclusivity in both developed and emerging markets, branded generics, generic sterile injectable products, biosimilars and select branded products including anti-infectives. EH also included an R&D organization, as well as our contract manufacturing business. Through February 2, 2017, EH also included Hospira Infusion Systems |
| **ELT** | Executive Leadership Team – CEO and the other Executive Officers |
| **FDA** | U.S. Food and Drug Administration |
| **GAAP** | Generally Accepted Accounting Principles in effect in the U.S. |
| **GBP** | British pound |
| **GPP** | Global Performance Plan – Annual Incentive Award Program (bonus), reported in the SCT as "Non-Equity Incentive Plan Compensation" |
| **GRD** | Greek drachma |
| **IBT** | Income Before Taxes |
| **IH*** | Innovative Health – Focused on developing and commercializing novel, value-creating medicines and vaccines that significantly improve patients' lives, as well as products for consumer healthcare |
| **IRC or the Code** | The Internal Revenue Code of 1986, as amended |
| **LOE** | Loss of Exclusivity – Loss of patent rights |
| **Named Executive Officers or NEOs** | CEO and CFO, and the three most highly compensated Executive Officers during fiscal 2018 |
| **NI** | Non-GAAP Adjusted Net Income (also known as Adjusted Income) |
| **OI** | Non-GAAP Adjusted Operating Income |
| **PCPP** | Pfizer Consolidated Pension Plan – A qualified defined benefit pension plan; closed to new entrants January 1, 2011 and frozen as of December 31, 2017 |
| **PRAP** | Pfizer Retirement Annuity Plan – A sub-plan of the PCPP |
| **PSA** | Performance Share Award – A long-term incentive award tied to performance based on an operating metric and relative TSR performance |
| **PSP** | Pfizer Savings Plan – A qualified defined contribution plan that includes an IRC 401(k) feature |
| **PSSP** | Pfizer Supplemental Savings Plan – A non-qualified savings plan that provides the same benefits as the PSP for amounts over the qualified plan limits |
| **PTSRU** | Performance Total Shareholder Return Unit – a TSRU with an additional performance feature |
| **PTU** | Profit Unit – A unit issued upon the "exercise" of vested TSRUs |
| **R&D** | Research and Development |
| **RSC** | Retirement Savings Contribution – Annual employer retirement contribution, based on age and service, to the PSP and PSSP, if applicable, for colleagues not participating in the PRAP prior to 2018, and all PSP and PSSP participants beginning in 2018 |
| **RSU** | Restricted Stock Unit – A long-term incentive award |
| **SEC** | U.S. Securities and Exchange Commission |
| **Section 16** | Section 16 of the Securities Exchange Act of 1934, as amended |
| **SCT** | Summary Compensation Table – An SEC-required table showing compensation, as defined by the SEC regulations, of the NEOs for the most recently completed and prior two years |
| **TDC** | Total Direct Compensation |
| **TSR** | Total Shareholder Return |
| **TSRU** | Total Shareholder Return Unit – A long-term incentive award tied to absolute TSR |
| **U.K.** | United Kingdom |
| **U.S.** | United States |
| **USD** | United States dollars |

\* Essential Health and Innovative Health were our business segments through December 31, 2018, prior to our new 2019 commercial organizational re-alignment.

# Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) describes Pfizer's executive compensation program for 2018 and certain elements of our 2019 program. We use this program to attract, motivate and retain the executives who lead our business. In particular, this CD&A explains how the Compensation Committee (the Committee) of the Board of Directors (the Board) made 2018 compensation decisions for our executives, including the Named Executive Officers (NEOs) identified in this CD&A.

## NAMED EXECUTIVE OFFICERS

### Ian C. Read*
Executive Chairman
(effective January 1, 2019)
*Chairman and Chief Executive Officer (CEO) during 2018*

### Albert Bourla, DVM, Ph.D.*
Chief Executive Officer (CEO)
(effective January 1, 2019)
*Chief Operating Officer (COO) during 2018*

### Frank A. D'Amelio
Chief Financial Officer (CFO), Executive Vice President (EVP), Business Operations and Global Supply
(effective November 1, 2018)
*EVP, Business Operations and CFO prior to November 1, 2018*

### Mikael Dolsten, M.D., Ph.D.
Chief Scientific Officer, President, Worldwide Research, Development (WRD) and Medical
(effective January 1, 2019)
*President, WRD during 2018*

### John D. Young
Chief Business Officer, Group President
(effective January 1, 2019)
*Group President, Pfizer Innovative Health during 2018*

\*   On October 1, 2018, the company announced the election of Dr. Albert Bourla as Pfizer's CEO and Mr. Ian Read's transition from his then current role as Chairman and CEO to Executive Chairman of Pfizer's Board of Directors (the Board) effective January 1, 2019. (See the *"Executive Summary – Leadership Transition"* section of this Proxy Statement.)

# Executive Summary

## Our Organization Changes: Organizing for Future Growth

Effective with the beginning of the company's 2019 fiscal year, our commercial business operations are now positioned in the following organizational structure:

| **PFIZER BIOPHARMACEUTICALS GROUP (BIOPHARMA)** | **UPJOHN** | **CONSUMER HEALTHCARE** |
|---|---|---|
| A science-based Innovative Medicines business that includes our Innovative Health business units (except Consumer Healthcare), as well as a new Hospital business unit that commercializes our global portfolio of sterile injectable and anti-infective medicines. We also incorporated our biosimilar portfolio into our Oncology and Inflammation & Immunology therapeutic areas. | An off-patent branded and generic established medicines business, headquartered in China, that includes 20 of our off-patent solid oral dose legacy brands, including Lyrica, Lipitor, Norvasc, Viagra and Celebrex, as well as certain generic medicines. | An over-the-counter medicines business, which we announced on December 19, 2018 will be contributed to, and combined with, GlaxoSmithKline plc's (GSK) consumer healthcare business to form a new consumer healthcare joint venture, of which we will own 32%. |

We re-aligned our commercial operations in 2019 for a number of reasons, including:

- Bringing biosimilars into their therapeutic categories gives us the potential to leverage our R&D, regulatory and commercial infrastructure within the Biopharma business to more efficiently bring those assets to market;
- Making a business unit that is solely focused on medicines that are used in hospitals can potentially bring greater focus and attention to serving those customers and developing those relationships;
- Giving the Upjohn business more autonomy and a focus on maximizing the value of its products, particularly in emerging markets, gives it the opportunity to operate as a stand-alone business within Pfizer with the potential for sustainable modest growth.

We believe this new structure better positions each business to achieve its growth potential as we transition to a period post-2020 where we expect higher and more sustained revenue growth due to declining LOEs and the potential of our late-stage pipeline.

### LEADERSHIP TRANSITION

On October 1, 2018, Pfizer announced that the Board unanimously elected Dr. Albert Bourla, our then COO, to succeed Mr. Ian Read as CEO, effective January 1, 2019, and that Mr. Read would serve as Executive Chairman of Pfizer's Board of Directors.

The changes were the result of a multi-year succession planning process led by the independent Directors, during which the Board had the opportunity to observe and evaluate Dr. Bourla in many different settings, including as a Board member since February 2018. The Board also decided that maintaining a governance structure that includes an Executive Chairman and a strong Lead Independent Director is optimal at this time and will help ensure continuity of strong and effective leadership. Mr. Shantanu Narayen, who became our Lead Independent Director in April 2018, will continue as the company's Lead Independent Director. Our Board determined this leadership structure to be appropriate for the company at this time, as it allows for Dr. Bourla to continue to focus on the day-to-day operations of the company, advance Pfizer's long-term strategy and deliver the next growth phase of Pfizer. Dr. Bourla has developed an extensive knowledge of the industry over his 25-year career at Pfizer and has demonstrated an ability to build and grow the business.

Mr. Read's deep knowledge of the business and governmental affairs, as well as the relationships he has built with our shareholders, patients and policy makers, will ensure leadership continuity at the Board level and assist the Board with oversight of management during the leadership transition period.

Mr. Read's key responsibilities as Executive Chairman will include Board leadership, input on key matters that relate to Pfizer's long-term growth strategy, government affairs, shareholder engagement (as requested by the CEO) and serving as an advisor to Dr. Bourla during the leadership transition period to help ensure an orderly and successful business transition.

For detailed information regarding the compensation changes related to our leadership transition, see *"2018 Key Executive Compensation Committee Actions — Leadership Transition — Compensation Changes."*

## Our 2018 Performance Overview

During 2018, we delivered solid financial results and continued to deliver on our strategy, execute on our business plan, and enhance shareholder value through prudent capital allocation decisions as we moved onto the next phase of Pfizer's business transformation. Our strategic framework continued to evolve to reflect the changing needs of our business, our patients and the pharmaceutical industry, as we prepare the company for accelerating anticipated future growth. Our engagement with policymakers around the world continues to focus on creating an environment that maximizes the benefit for both innovators and patients. It is our job not only to discover and develop medicines and vaccines, but also to advocate for affordable access so these medicines and vaccines can help the maximum number of people who need them.

We continued to strengthen our R&D pipeline and note that our late-stage pipeline contains several potential key products. During 2018, we advanced several significant pipeline programs and received 7 key approvals from the FDA.

### KEY HIGHLIGHTS

- Achieved revenue growth of 2% for 2018, primarily driven by IH revenues, which increased by 6% operationally\*, mainly due to continued growth from certain key brands, including:
  - Ibrance outside the U.S., which grew significantly operationally, primarily driven by continued uptake in international markets, mostly driven by developed Europe, Japan and select emerging markets as we launched and secured access and reimbursement through 2017 and 2018, as well as the non-recurrence of a one-time price adjustment in 2017 related to finalizing reimbursement agreements in certain developed Europe markets;
  - Eliquis globally, up 35% operationally, primarily driven by continued increased adoption in non-valvular atrial fibrillation, as well as oral anti-coagulant market share gain; and
  - Xeljanz globally, up 33% operationally, primarily driven by increased adoption among rheumatologists, growing awareness among patients and improvements in payer access and the 2017 approval of the rheumatoid arthritis indication in certain European markets, as well as continued uptake in Japan, Canada and emerging markets.
- Increased Emerging Market revenues by $1.5 billion, or 13% operationally. Foreign exchange had an unfavorable impact of approximately 2% on emerging markets revenues. The operational increase in emerging markets was driven by our EH segment, primarily by the Legacy Established Products portfolio and the Sterile Injectable Pharmaceuticals portfolio, as well as Prevenar 13, Ibrance and Eliquis in our IH segment;
- Announced that we entered into a definitive agreement with GSK under which we and GSK have agreed to combine our respective consumer healthcare businesses into a new consumer healthcare joint venture that will operate globally under the GSK Consumer Healthcare name;
- Announced that we and Bain Capital, LP entered into a transaction to create a new biopharmaceutical company, Cerevel Therapeutics, LLC, to continue development of a portfolio of clinical and preclinical stage neuroscience assets primarily targeting disorders of the central nervous system including Parkinson's disease, epilepsy, Alzheimer's disease, schizophrenia and addiction;
- Announced that we and Allogene Therapeutics, Inc. entered into a contribution agreement for Pfizer's portfolio of assets related to allogeneic CAR T therapy, an investigational immune cell therapy approach to treating cancer;
- Announced our plan to invest up to $600 million in biotechnology and other emerging growth companies through Pfizer Ventures, the company's venture investment vehicle; and
- Announced that we will increase our commitment to U.S. manufacturing with a $465 million investment to build one of the most technically advanced sterile injectable pharmaceutical production facilities in the world in Portage, Michigan.

### EXPANDING ACCESS TO QUALITY HEALTHCARE, MEDICINES AND VACCINES

- In 2018, we announced a new commitment to trachoma elimination, including the donation of more than 110 million doses of Zithromax in 10 countries; reaching cumulative donations of more than 809 million doses since Pfizer's donation began in 1999;
- Helped 250,000+ U.S. patients receive more than 1.5 million Pfizer prescriptions for free;
- Announced more than $2 million in additional grant commitments to support integrated family planning and vaccine delivery and education for women in low- and middle-income countries;
- Partnered with Ant Financial (a global finance leader), to pilot mobile pay and microfinancing options to improve access to vaccinations in China, an effort focused on reducing infant mortality in the area; and
- Partnered with the Dominican Republic Ministry of Health and WeRobotics, a non-governmental organization (in the Dominican Republic), to further our ability to reach remote patients and physicians by using drones to deliver urgent medications faster.

\*  For additional information on the company's operating segment revenues, see "Analysis of Operating Segment Information" in our 2018 Financial Report.

## ADVANCING OUR R&D PIPELINE

As of January 29, 2019, we had a total of 100 programs in clinical development, including 37 in late-stage development or registration.



**Research Pipeline**

**100** programs in development pipeline (as of January 29, 2019)

| PHASE 1 | PHASE 2 | PHASE 3 | IN REGISTRATION |
|---|---|---|---|
| **35** | **28** | **26** | **11** |
| Experimental medicine tested for first time in human clinical trials | Trials focus on medicine's effectiveness; determine ideal dosage and delivery method | Test results of earlier trials on larger populations in randomized trials; analyze risks/benefits | When trial results warrant, file application with the appropriate regulatory authorities |

## OUR SHAREHOLDER RETURN



| Quarterly Dividends | One-year TSR | Three-year TSR | Five-year TSR | Capital Returned (dividends and share repurchases) to Shareholders |
|---|---|---|---|---|
| **6% ↑** | **24.8% ↑** | **51.1% ↑** | **70.4% ↑** | **$20.2B** |
| Compared to 2017 | Year-End 2018 | Year-End 2018 | Year-End 2018 | in 2018 |

## 2018 Executive Compensation Highlights

Annually, the Compensation Committee performs a comprehensive review of our executive compensation program to ensure the program is aligned with our long-term business strategy, drives performance and reflects shareholder engagement and feedback, as appropriate. As part of this review, the Committee's independent compensation consultant provides the Committee with a review of executive compensation trends and best practices, as well as any relevant regulatory updates that may impact our short- and long-term executive compensation programs. The Committee uses this information to form decisions on executive compensation and to validate the link between pay and performance.

Based on the Committee's annual review and in response to changing business needs and market best practices, the Committee took the following actions to enhance our executive compensation program. The following are key compensation actions taken in 2018:

## 2018 KEY EXECUTIVE COMPENSATION COMMITTEE ACTIONS

| | |
|---|---|
| **LEADERSHIP TRANSITION** Compensation Changes (effective January 1, 2019) | **MR. IAN READ (AS EXECUTIVE CHAIRMAN)** As a result of the change in his role and responsibilities, the Committee took the following actions with respect to Mr. Read's compensation: <br><br>• Reduced base salary for 2019 by 40%, to $1.2 million (from $2.0 million); <br>• Reduced target short-term incentive opportunity for the 2019 performance year to $1.8 million (from $2.7 million); and <br>• Reduced long-term incentive (LTI) award value to $8.0 million (from $13.0 million), effective with the February 2019 annual grant. <br><br>**DR. ALBERT BOURLA (AS CEO)** As a result of his election as CEO, the Committee set Dr. Bourla's 2019 compensation at: <br><br>• Base salary of $1.6 million; <br>• Target short-term incentive opportunity at $2.6 million (150% of salary midpoint for his new salary grade); and <br>• Annual LTI award of $12.0 million, effective with the February 2019 annual grant. |
| **MODIFICATION TO OUR PEER GROUP** Removed Microsoft and Express Scripts | • The Committee approved removing Microsoft and Express Scripts from our General Industry Comparators to ensure that our comparator group is more reflective of the companies most similar to Pfizer; companies that use similar pay models; and companies that have not recently merged. |
| **LONG-TERM INCENTIVE AWARDS** Financial Operating Metric Change for PSAs | • Effective in 2019 and in light of the recently announced joint venture with GSK, the Committee approved changing the financial operating metric for the PSAs to Adjusted Net Income (NI) from Operating Income (OI) (except for the 2017 PSAs due to legal requirements). <br>• The Committee believes that NI is a more appropriate measure of the company's annual operating performance as it includes earnings from investments accounted for under equity method accounting, such as income from joint ventures, which would include earnings after the closing of the proposed GSK joint venture. This change provides better strategic focus to the business, complements the EPS metric in the annual bonus plan (GPP), is consistent with market practice, and establishes stronger alignment with shareholders' interests as rewards are based on the bottom line performance of the company and relative TSR. <br>• The change in the metric does not impact the degree of stretch, but provides for better alignment to the business. <br>• The relative TSR metric as compared to the DRG Pharmaceutical Index (DRG Index) and the other features of the award remain unchanged. |

## Pfizer's Executive Compensation Program

Pfizer's executive compensation program is designed to strengthen the link between pay and performance. We deliver the majority of our NEOs' compensation in the form of performance-based awards. A significant percentage of total target compensation is "at-risk" through both our short- and long-term incentive awards. These awards are linked to actual performance and include a substantial percentage of compensation in the form of performance-based equity awards.

**Our executive compensation program:**

• aligns interests of key executives with the long-term interests of our shareholders;
• attracts, retains and motivates key executives to drive our business and financial performance; and
• links a significant amount of executive compensation to the achievement of pre-established performance metrics directly tied to our business goals and strategies.

## Pfizer's Pay-for-Performance Philosophy

The Committee believes that Pfizer's pay-for-performance executive compensation program is consistent with the goals of its executive compensation philosophy to drive performance and increase shareholder value. This philosophy, set by the Committee, aligns each executive's compensation with Pfizer's short- and long-term performance and provides the compensation and incentives needed to attract, motivate and retain key executives crucial to Pfizer's long-term success. A significant portion of the total compensation opportunity for each of our executives (including the NEOs) is directly related to Pfizer's total shareholder return (TSR) and to other performance factors that measure our progress against the goals of our strategic and operating plans. We also benchmark our performance against that of our Pharmaceutical Peer group and General Industry Comparators with consideration of company market capitalization and complexity as indicated by revenues, range of products, international operations and other factors. We use these factors in setting target levels of compensation and determining the value and level of award opportunities.

**Our executive compensation pay-for-performance principles include:**

- positioning total direct compensation and each compensation element at approximately the median of our Pharmaceutical Peer and General Industry Comparator companies, with consideration of relative company market capitalization and complexity;
- aligning annual incentive awards with annual operating, financial and strategic objectives; and
- rewarding absolute and relative performance in TSR through long-term equity incentive awards.

## 2018 NEO Pay Mix

Our program consists of three key components: salary, annual short-term and long-term incentive awards.

**2018 Target Direct Compensation for Ian Read (CEO)**


73%
Annual Long-term Incentive (Target)
11%
Year-End Salary
16%
Annual Short-Term Incentive (Target)
89%
Performance-Based

**2018 Target Direct Compensation (Average) for Other NEOs**


64%
Annual Long-term Incentive (Target)
19%
Year-End Salary
17%
Annual Short-Term Incentive (Target)
81%
Performance-Based

## 2018 NEO Total Direct Compensation (TDC)

TDC is the sum of base salary, annual bonus earned for the performance year, and annual long-term incentive grants attributable to the performance year. This "performance-year" approach is used by our Committee to determine TDC competitiveness versus peers, and to evaluate the alignment of annual pay and performance. However, performance-year TDC differs from the amount reported in the Summary Compensation Table (SCT) as the amount for equity grants in the SCT reflects the grants made during the year for which applicable performance goals have been set under GAAP rules, and the performance-year TDC calculation includes the value of the annual long-term incentive grant, attributable to the performance year, without regard to when the annual LTI performance goal is established.

## CEO 2018 COMPENSATION

The graph below illustrates and compares the three main components of Mr. Read's 2017 and 2018 Performance-Year TDC and the amounts reflected in the SCT. The graph is not intended as a substitute for the SCT.

**2018 Performance Year.** The 2018 performance year TDC ($13.0 million) represents an approximate 26% decrease year-over-year from the 2017 performance-year TDC ($17.6 million), reflecting a decrease in the annual LTI award value as a result of Mr. Read's shift from Chairman and CEO to Executive Chairman (effective January 1, 2019); offset in part by a higher bonus of $3.0 million (compared to 2017 performance year bonus of $2.6 million).

**2018 SCT.** The two main differentials between the 2018 SCT TDC ($18.9 million) and the 2018 performance year TDC ($13.0 million) are the following:

(i) **LTI Reduction.** Approximately 38% year-over-year reduction in Mr. Read's LTI award value from $13.0 million (for the 2017 performance year TDC) to $8.0 million (for the 2018 performance year TDC) as a result of the aforementioned role transition; and

(ii) **Accounting Rules.** Provide that one-third of the PSAs is included in each of the three performance years as a result of the use of three, separately established annual goals. The $13.9 million reported in the 2018 SCT TDC includes the total value of the LTI awards granted (or deemed granted for accounting purposes) in 2018, which consist of Total Shareholder Return Units (TSRUs) and one-third of each of the 2016, 2017 and 2018 PSA grants as compared to the $8.0 million in LTI granted in 2019 (for the 2018 performance year TDC).


2017
Performance-Year TDC(1)(2)
$2.0M BASE
$2.6M BONUS
$13.0M ANNUAL EQUITY AWARD
$17.6M
2018
Performance-Year TDC(1)
$2.0M BASE
$3.0M BONUS
$8.0M ANNUAL EQUITY AWARD
$13.0M
2018
Summary Compensation Table TDC(1)(3)
$2.0M BASE
$3.0M BONUS
$13.9M ANNUAL EQUITY AWARD
$18.9M

(1) The SCT TDC noted in this chart excludes the change in pension value and All Other Compensation in order to compare like elements taken into account under the performance-year TDC approach.
(2) The 2017 performance-year TDC excludes the special incentive award value granted to Mr. Read on December 29, 2017 of $8.0 million.
(3) Consistent with the accounting rules, PSAs are accounted for one-third per year due to the use of three one-year goals (set annually); therefore, the 2018 SCT TDC amounts include the TSRUs granted in 2018 and the value of one-third of each of the 2016, 2017 and 2018 PSAs, when the annual goal is set, calculated in accordance with FASB ASC Topic 718.

Note: Amounts subject to rounding.

## 2018 NEO PERFORMANCE-YEAR TDC AND SUMMARY COMPENSATION TABLE

The compensation decisions for the NEOs reflect their contributions to the company's overall performance and that of their respective businesses or functions. The table below provides the 2018 performance-year TDC versus the 2018 SCT TDC for the NEOs and is not intended as a substitute for the SCT.

| | | Performance-Year Compensation | | | | Summary Compensation Table[1] | |
|---|---|---|---|---|---|---|---|
| **Name** | **Year** | **Year-End Salary (A) ($)** | **Annual Incentive Award (paid in 2019) (B) ($)** | **Annual LTI Award[2] (granted in February 2019) (C) ($)** | **Total Direct Compensation (D=A+B+C) ($)** | **Total Direct Compensation** (Salary + Non-Equity Incentive (bonus) + equity awards valued on accounting basis) **(E) ($)** | **Total** (Total Direct Compensation (E) + Change in Pension Value + All Other Compensation) **(F) ($)** |
| **I. Read** | 2018 | 2,000,000 | 3,000,000 | 8,000,000 | 13,000,000 | 18,877,367 | 19,549,213 |
| **F. D'Amelio** | 2018 | 1,500,000 | 1,310,000 | 6,000,000 | 8,810,000 | 6,840,003 | 7,139,829 |
| **A. Bourla** | 2018 | 1,400,000 | 1,533,000 | 12,000,000 | 14,933,000 | 9,479,448 | 9,854,557 |
| **M. Dolsten** | 2018 | 1,315,000 | 1,326,000 | 5,000,000 | 7,641,000 | 6,754,336 | 7,070,199 |
| **J. Young** | 2018 | 1,215,000 | 1,385,000 | 4,000,000 | 6,600,000 | 6,713,336 | 7,121,715 |

(1) SCT TDC (column E) includes salary, non-equity incentive compensation and equity awards made during 2018 valued based on accounting rules (which reflects the TSRUs granted in 2018, and the value of one-third of each of the 2016, 2017 and 2018 PSAs). The SCT "Total" (column F) is composed of Total Direct Compensation (column E), plus the change in pension value and the All Other Compensation included in the SCT and, as such, differs from the 2018 performance-year TDC amounts (column D).

(2) Annual LTI Award (column C) amounts represent the 2019 annual LTI award value, which includes the TSRUs and the full PSA grant value, and is reflective of LTI awards associated with their respective new roles.

## KEY PLANNING CYCLE

The below graphic illustrates key elements of the annual compensation planning cycle*:



| APPROVE | REVIEW | ENGAGE |
|---------|--------|--------|

**JANUARY–MARCH**

- Complete Executive Leadership Team (ELT) year-end performance assessments for prior year
- Review and approve prior year's incentive plan performance results and funding level
- Review and approve annual ELT compensation (salary, bonus and long-term incentive awards)
- Conduct annual risk assessment on our global compensation programs and policies
- Review and approve proxy materials
- Review ELT goals for current performance period
- Approve various incentive plan metrics for current performance period

**APRIL–JUNE**

- Consider shareholder feedback from outreach discussions and the results of the say-on-pay vote
- Review year-to-date performance relating to the annual incentive plan and the performance share plan
- Conduct an annual proxy analysis of NEO pay of comparator companies
- Review proxy advisory firms' analyses of current proxy statement

**OCTOBER–DECEMBER**

- Commence ELT year-end performance assessments
- Conduct annual executive stock ownership review
- Review year-to-date performance relating to the annual incentive plan and the performance share plan
- Review potential NEOs for the upcoming proxy statement
- Engage in shareholder outreach discussions
- Review and approve Committee Charter

**JULY–SEPTEMBER**

- Review year-to-date performance relating to the annual incentive plan and the performance share plan
- Conduct CEO mid-year performance assessment
- Review and approve composition of the Pharmaceutical Peer and General Industry Comparator groups

\* Includes actions with respect to our Executive Chairman, as applicable.

## Compensation Practices

### COMPENSATION RISK ASSESSMENT

Pfizer continues to implement and maintain leading practices in its compensation program, shareholder outreach and related areas. We conduct an annual comprehensive assessment of potential risks related to our compensation program, policies and practices.

**Executive Compensation Program.** An assessment is conducted annually by FW Cook & Co., the Committee's independent advisor. The assessment focuses on (1) having an appropriate balance in our program structure to mitigate compensation-related risk with cash versus stock, short-term versus long-term measurement and financial versus non-financial goals; and (2) best-practice policies to mitigate compensation-related risk including recovery/clawbacks, stock ownership guidelines, equity administration rules, and insider-trading and hedging prohibitions.

**Global Compensation Programs.** An assessment of our compensation programs globally is designed with outside counsel and conducted annually by management and reviewed by the Committee's independent advisor. The assessment includes the evaluation of our global incentive plans and commission plans, and takes into consideration the plan metrics, plan participation rates, recovery/clawback provisions and other risk-mitigation factors, as well as the maximum potential payouts.

### LEADING COMPENSATION PRACTICES

| WHAT WE DO | WHAT WE DO NOT DO |
|---|---|
| ✓ **Risk Mitigation** | ✗ **Hedging or Pledging** |
| ✓ **Compensation Recovery ("Clawback")** | ✗ **Employment Agreements** |
| ✓ **Stock Ownership Requirements** | ✗ **Change in Control Agreements** |
| ✓ **Minimum Stock Vesting Required** | ✗ **Repricing** |
| ✓ **Robust Investor Outreach** | ✗ **"Gross-Ups" for Excise Taxes or Perquisites** |
| ✓ **Independent Compensation Consultation** | |

## 2018 Advisory Vote on Executive Compensation and Shareholder Outreach Program

### HISTORICAL ADVISORY VOTES

Pfizer's executive compensation program has received strong shareholder support over the past several years. At the 2018 and 2017 Annual Meetings, Pfizer's executive compensation program received support of 92.6% and 93.6% of the votes cast, respectively. Our Committee and the other members of our Board believe this consistent high level of support from our shareholders is a result of our commitment to ensure a strong link between pay and performance. The feedback we received during our extensive shareholder outreach, as well as our shareholders' votes, reflects support for our compensation philosophy and goals, market best practices and focus on shareholders' interests.

**Robust 2018 Shareholder Outreach Program**

Pfizer is committed to open and continued communication with our shareholders. In 2018, we continued our longstanding robust investor outreach program to solicit valuable feedback on a variety of topics, as well as to understand their perspectives on Pfizer's executive compensation program, our decision-making processes, our disclosure and recent trends/events, all of which were shared with the Committee and the Board. This outreach program ensures that the Committee and Board gain valuable insight into our shareholders' views about the company, its pay and governance practices. In addition, shareholder engagement is a valuable tool to gather insight about the issues that matter most to our shareholders so Pfizer can address them effectively.

We solicited feedback from investors representing approximately 50% of our outstanding shares and engaged with more than 30 global institutional investors representing over 30% of our outstanding shares. Investor feedback was generally positive regarding our executive compensation programs and its link between pay and performance. The Committee and Board value our shareholders' insight and will continue to seek their input on an ongoing basis throughout the year.

## EXECUTIVE COMPENSATION PROGRAM REVIEW

The Committee regularly monitors executive compensation trends and best practices, evolving business needs, and any relevant regulatory changes that may impact our short- and long-term executive compensation programs to ensure that our programs continue to align pay with performance and are market competitive. The Committee uses this information and shareholder feedback to form its decisions.

## 2018 Executive Compensation Program Summary

| Element/Type | Performance Measure | Terms | Objectives |
|---|---|---|---|
| **Salary** (Cash) | Fixed cash compensation; reviewed annually and adjusted, as appropriate | The fixed amount of compensation for performing day-to-day responsibilities is set based on market data, job scope, responsibilities and experience. Generally reviewed annually for potential increase based on a number of factors, including market levels, performance and internal equity | Provides competitive level of fixed compensation that helps attract and retain high-performing executive talent |
| **Annual Short-Term Incentive/Global Performance Plan (GPP)** (Cash) | Company, Business/Operating Unit and Individual Performance<br><br>Plan funded based on Pfizer's performance and weighted as follows:<br>– 40% Revenue,<br>– 40% Adjusted Diluted EPS, and<br>– 20% Cash Flow from Operations | Aggregate pool is funded based on performance against Pfizer's annual financial goals. Individual awards are based on business/operating unit and individual performance measured over the performance year | Provides incentives to executives for achieving short-term results that create sustained future growth |
| **Annual Long-Term Incentive Compensation** (100% Performance-Based Equity)<br><br>**5- and 7-Year Total Shareholder Return Units (TSRUs)**<br><br>Each represents 25% of total annual grant value (50% in total) | Absolute TSR | 5- and 7-Year TSRUs generally vest three years from the grant date and are settled on the fifth or seventh anniversary of the grant date, respectively<br><br>The value earned for each TSRU is equal to the difference between the settlement price (the 20-day average of the closing prices of Pfizer common stock ending on the settlement date) and the grant price (the closing price of Pfizer common stock on the date of grant), plus the value of dividend equivalents accumulated over the term. This value, if any, is converted into shares by dividing it by the settlement price; no value is received if the TSR is negative | Provides direct alignment with shareholders as awards are tied to absolute TSR |
| **Performance Share Awards (PSAs)**<br><br>Represents 50% of total annual grant value | Operating Income* and relative TSR | PSAs have a three-year performance period starting on January 1st of the year of grant and generally vest on the third anniversary of the grant based on performance<br><br>PSAs are paid based on the company's performance against a combination of an operating income* goal, set annually, over three one-year periods and relative TSR, as compared to the DRG Index, over a three-year period. The payout is capped at target if TSR for the performance period is negative<br><br>Dividend equivalents are applied to the number of shares actually earned under the award, if any, at the end of the performance period<br><br>Earned PSAs and dividend equivalents are paid in shares of Pfizer common stock | Provides alignment with shareholders by aligning compensation to operational goals and relative TSR over a three-year performance period |

\*  Operating income, as the PSA performance measure, is based on Pfizer's Non-GAAP Adjusted Operating Income (as calculated using the "Reconciliation of GAAP Reported to Non-GAAP Adjusted Information – Certain Line Items" table in our 2018 Financial Report), adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items. Effective in 2019, the Operating Income performance measure will be replaced with an Adjusted Net Income performance measure for PSAs granted after 2017.

## 2018 Executive Compensation Program Summary (cont'd)

| Element/Type | | Terms | Objectives |
|---|---|---|---|
| **Retirement** | Pension Plan* | Provides retirement income for eligible participants based on years of service and frozen final average earnings through December 31, 2017 | Provides retirement income based on tenure and compensation |
| | Supplemental Pension Plan* | Provides retirement income relating to compensation in excess of the IRC limitations under the same formula as the qualified pension plan noted above | Provides retirement income based on tenure and compensation, without regard to IRC limits |
| | Savings Plan | A qualified 401(k) savings plan that provides participants with the opportunity to defer a portion of their eligible compensation up to the IRC limitations and receive a company matching contribution (i.e., defer 6.0% to receive a 4.5% matching contribution). In addition, beginning January 1, 2018, all participants receive an age- and service-weighted company-provided Retirement Savings Contribution (RSC) (5%-9%) | Provides retirement income through 401(k) deferrals, company matching contributions and an RSC up to IRC limits |
| | Supplemental Savings Plan | Provides savings opportunity relating to eligible compensation in excess of the IRC limitations under the same formula (matching contributions and RSC) as the qualified savings plan noted above | Allows for deferrals, company matching contributions and RSC without regard to IRC limits |
| **Other** | Perquisites | Certain other benefits provided to executives by the company consisting of limited reimbursement for personal financial planning services, home security and certain personal travel benefits for the CEO and other NEOs | Provides additional benefits consistent with competitive practices. Increases efficiencies and allows more productive use of NEOs' time, and therefore, greater focus on Pfizer-related activities |

\* Plans were closed to new participants effective January 1, 2011 and were frozen on December 31, 2017.

# SECTION 1 – Elements of Our Executive Compensation Program

## 2018 Salaries

Salary is a fixed amount of compensation for performing day-to-day responsibilities. Salary represented approximately 11% of total direct compensation (year-end salary, target annual incentive and target annual long-term incentive) for the CEO and approximately 19% for the other NEOs. Base salaries for the NEOs are reviewed on an annual basis and in connection with a promotion and/or other changes in responsibilities.

The table below shows the annual salaries for our NEOs set by the Committee, effective April 1, 2018.

| Name | April 1, 2018 Salary ($) |
|---|---|
| **I. Read** | 2,000,000 |
| **F. D'Amelio*** | 1,400,000 |
| **A. Bourla** | 1,400,000 |
| **M. Dolsten** | 1,315,000 |
| **J. Young** | 1,215,000 |

\* Base salary increased to $1,500,000 as of November 1, 2018 to reflect his promotion and increased responsibilities.

## Annual Incentive Award Program/Global Performance Plan (GPP)

The Compensation Committee determines the annual incentive bonus percentage funding based on performance against three pre-set weighted financial goals that are based on Pfizer's annual operating plan. Achievement versus our pre-set goals is measured using the same key operating assumptions as those in our annual budget.*

### Process for Determining Annual Incentive Pool Funding

**STEP 1: Determine Financial Performance Metrics**

Each year, the Committee evaluates the previously selected financial measures and determines whether different or additional measures should be used to fund the GPP pool. The financial metrics selected should:

- support the achievement of Pfizer's annual operating plan;
- be appropriate and balanced to promote decisions and behaviors aligned with maximizing near-term business results while supporting the achievement of the company's long-term goals — without encouraging unnecessary or excessive risk-taking;
- exhibit a strong line of sight (meaning that they are clearly understood and can be affected by the performance of our executives and employees); and
- be consistent with best practices prevalent within our industry.

**STEP 2: Evaluate Financial Performance and Review Other Qualitative Factors**

Pfizer's financial performance is the primary factor for determining the GPP pool funding. The pool funding uses a matrix of varying performance levels for financial results against the selected metrics, subject to the Committee's limited qualitative review. This qualitative review is an evaluation of other factors to consider in determining funding within the applicable range corresponding to financial performance. The Committee may only exercise limited discretion within the range.

The Committee may consider the following qualitative factors when potentially using its discretion in setting the final GPP pool funding:

- a qualitative assessment of Pfizer's performance with respect to the product pipeline;
- business performance as compared to goals in other areas, as well as the management of the impact of LOEs; and
- relative market data/peer performance.

**STEP 3: Approve GPP Funding**

The Committee believes its evaluation process provides the appropriate limited flexibility to determine the final GPP pool funding based upon a holistic view of Pfizer's performance and not just on financial performance against the three metrics being measured.

Upon completion of its review, the Committee approves the GPP pool funding.

**STEP 4: Allocate Final GPP Funding**

Once the GPP funding is approved by the Committee, the CEO, in collaboration with the ELT, uses a "top-down" approach to allocate the annual incentive pool to the various business/operating units based on relative performance, considering:

- the relative financial performance of the business/operating unit measured by revenue and income before adjustments; and
- the achievement of selected strategic and operational goals for the business/operating unit.

The business/operating unit leaders have the ability to allocate the funding among their units/geographies based on each unit's relative performance.

**Annual Incentive Award Payout Range:** Award opportunity is limited to a range from 0% for below threshold performance (the pool is not funded unless threshold performance is met) to 200% at maximum.

---

\* Includes budgeted foreign exchange rates, business development activity (e.g., acquisitions or divestitures), planned capital allocation activities, such as share repurchases and dividend payments (share repurchases in excess of budgeted amounts are removed from the calculation of the financial results for GPP purposes), or other operational factors (e.g., losses of exclusivity), as well as certain other qualitative criteria. Normal, ongoing defense costs of the company or settlements of and accruals for legal matters made in the normal course of our business would be included in the calculation.

## 2018 Annual Incentive Financial Metrics*

For annual incentive purposes, the weighted financial goals are:

**40%** **Total Revenue**

 Is a leading indicator of performance and value creation; provides a clear focus on growth; is an important measure in our industry; and is understandable with a clear line of sight and employee impact.



**40%** **Adjusted Diluted EPS**

 Is a measure of income; provides focus on profitable growth; also focuses managers on expense control; is viewed as a strong indicator of sustained performance over the long term; and is understandable with a clear line of sight and employee impact.



**20%** **Cash Flow from Operations**

 Provides focus on generating cash in the short-term to fund operations and research and to return funds to shareholders in the form of dividends and share repurchases; focuses managers on expense control and on improving working capital; and is a strong link to long-term shareholder value creation.

\* See *"Financial Measures"* on page 106 for a comparison of U.S. Generally Accepted Accounting Principles (GAAP) and non-GAAP numbers to these objectives for annual incentive purposes and *"Financial Results for Annual Incentive Purposes"* as noted below.

> **For 2018, target annual incentive opportunities for the NEOs ranged from 100% to 150% of salary grade midpoint.**

## Financial Results for Annual Incentive Purposes

The annual incentive program was funded at 109% as we exceeded the 2018 target goals for Adjusted Diluted EPS and Cash Flow from Operations while we fell slightly below the target goal for Total Revenue. The Committee also considered the company's outstanding performance with respect to the pipeline in setting the funding level. The Committee set the target goals for annual incentive purposes in the first quarter of 2018, utilizing a budgeting approach that considered prior year's performance, expected growth, the impact of business development activity, losses of exclusivity and fluctuations in foreign exchange rates. The Committee then determined that a sufficient degree of stretch existed in the targets (See *"Process for Determining Annual Incentive Pool Funding"* on page 70 for additional information).

These results are different than our results under GAAP. See *"Financial Measures"* on page 106 for a comparison of U.S. GAAP numbers to these objectives for annual incentive purposes.

## 2018 Financial Objectives (for Annual Incentive Purposes)

The table below provides a comparison of 2017 Results with 2018 Threshold, Target and Results.

| Weighting | Financial Objectives (For Annual Incentive Purposes) | 2017 Results ($) | 2018 Threshold ($) | 2018 Target ($) | 2018 Results ($) |
|---|---|---|---|---|---|
| 40% | **Total Revenue**(1) | 52.2 billion | 50.5 billion | 54.5 billion | 54.3 billion |
| 40% | **Adjusted Diluted EPS**(2) | 2.59 | 2.72 | 2.94 | 3.00 |
| 20% | **Cash Flow from Operations**(3) | 16.9 billion | 12.5 billion | 16.0 billion | 16.2 billion |

(1) Total Revenue for annual incentive purposes is based on budgeted foreign exchange rates assumed in each respective year and excludes certain non-recurring items. Therefore, 2018 and 2017 results differ from U.S. GAAP revenues of $53.6 billion and $52.5 billion, respectively.

(2) Adjusted Diluted EPS for annual incentive purposes is based on budgeted foreign exchange rates assumed in each respective year and excludes certain non-recurring items. See *"Financial Measures"* for a comparison of U.S. GAAP diluted EPS and non-GAAP Adjusted Diluted EPS for 2018 and 2017 for annual incentive purposes. See "Certain Significant Items" in the 2018 Financial Report for information about significant substantive and/or unusual items that are evaluated on an individual basis.

(3) 2017 Results and 2018 Target and Results exclude certain tax and other discretionary timing items for compensation purposes (non-GAAP amounts).

Note: See *"Financial Measures"* for a comparison of 2018 and 2017 U.S. GAAP revenues and U.S. GAAP diluted EPS and non-GAAP total revenue and non-GAAP Adjusted Diluted EPS for annual incentive purposes, respectively. Adjusted Diluted EPS is defined as U.S. GAAP Diluted EPS excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Non-GAAP total revenue and non-GAAP Adjusted Diluted EPS for annual incentive purposes are not, and should not be viewed as substitutes for U.S. GAAP revenues and U.S. GAAP diluted EPS, respectively.

For more information on revenues see "Revenues – Overview" on page 20 in the 2018 Financial Report.

## 2018 TARGET SETTING FOR ANNUAL INCENTIVE AWARD OPPORTUNITY

The target annual incentive award opportunity for our NEOs represents a percentage of a salary grade midpoint which is set based on market data. The use of midpoints provides uniformity of annual bonus targets as all individuals in the same salary grade have the same target bonus. This reduces the impact of compounding the differences in salary when bonus targets are based on a percentage of actual salary. Target annual incentive award levels are reviewed annually to ensure alignment with our compensation philosophy of targeting each compensation element and total direct compensation to approximately the market median, and with consideration of internal equity among our ELT members.

### 2018 ANNUAL INCENTIVE AWARDS

In February 2019, the Committee determined the annual incentive awards for the NEOs for 2018 performance:

- The Committee reviewed Mr. Read's performance for 2018, with input from the other independent members of the Board and advice from the Committee's independent compensation consultant, to determine his 2018 annual incentive award.
- Mr. Read submitted 2018 annual incentive award recommendations to the Committee for each of the NEOs (as well as the other ELT members) based on his evaluation (and that of Dr. Bourla for ELT members reporting to our COO during 2018) of their individual performance and the performance of their respective business/operating unit.
  - The Committee, with input from the other independent members of the Board and the Committee's independent compensation consultant, reviewed these recommendations and considered the evaluation of each executive's performance and his or her relative contribution to Pfizer's overall performance, to determine the amounts awarded.
- The independent members of the Board ratified the 2018 annual incentive awards for the CEO and other NEOs (as well as the other ELT members), as approved by the Committee.

> **Based on Pfizer's financial performance against the pre-established goals for 2018 and the Committee's assessment and consideration of other factors including progress on the product pipeline and the business environment, the Committee approved funding the GPP Pool at 109% of target for 2018.**

Annual incentive award targets and payout ranges for 2018, as well as the actual annual incentive award payouts for each of the NEOs, are:

| Name | 2018 Salary Grade Midpoint ($)[1] | Target Payout as a % of Salary Midpoint | Payout Range as a % of Salary Midpoint | Target Award ($) | Maximum Award ($)[2] | Actual Award ($) |
|---|---|---|---|---|---|---|
| **I. Read** | 1,830,600 | 150% | 0-300% | 2,745,900 | 5,491,800 | 3,000,000 |
| **F. D'Amelio\*** | 1,300,000 | 100% | 0-200% | 1,211,632 | 2,423,264 | 1,310,000 |
| **A. Bourla** | 1,406,100 | 100% | 0-200% | 1,406,100 | 2,812,200 | 1,533,000 |
| **M. Dolsten** | 1,193,900 | 100% | 0-200% | 1,193,900 | 2,387,800 | 1,326,000 |
| **J. Young** | 1,193,900 | 100% | 0-200% | 1,193,900 | 2,387,800 | 1,385,000 |

\*   Promoted effective November 1, 2018; the table above reflects the new midpoint although the target and maximum awards are prorated based on applicable midpoints during the year.
(1)  See *"2018 Target Setting for Annual Incentive Award Opportunity"* for an explanation of how we use salary grade midpoints to determine target annual incentive awards.
(2)  Maximum award is 200% of target award.

## 2018 Annual Long-Term Incentive Award Program (Equity)

Our annual long-term incentive awards are structured to align our executives' interests with the interests of our shareholders. The Committee expects our executive officers to focus their efforts on Pfizer's long-term performance and its shareholder value creation:

- on an absolute basis through TSRUs, as the value realized from the TSRUs is consistent with the value received by Pfizer's shareholders over a five- or seven-year period, and
- on a relative basis through PSAs, which are earned based on both operating income\* performance against internal goals and Pfizer's relative TSR as compared with the DRG Index.

\*   Operating income, as the PSA performance measure, is based on Pfizer's Non-GAAP Adjusted Operating Income (as calculated using the "Reconciliation of GAAP Reported to Non-GAAP Adjusted Information – Certain Line Items" table in our 2018 Financial Report), adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items. Effective in 2019, the Operating Income performance measure will be replaced with an Adjusted Net Income performance measure for PSAs granted after 2017.

Pfizer's annual long-term incentive compensation for our NEOs (and the other ELT members) is delivered entirely in the form of performance-based equity awards using two vehicles that incentivize long-term value creation:

| | **5- and 7-Year Total Shareholder Return Units (TSRUs)** | **Performance Share Awards (PSAs)** |
|---|---|---|
| **Objective/ Performance Measure** | Provides absolute long-term alignment with shareholders by linking rewards to absolute TSR over a five- or seven-year period | Aligns rewards to both a strategic financial performance metric (Operating Income (OI)[1]) and relative TSR performance as compared to the DRG Index over a three-year period |
| **Weighting** | 50% of value at grant in total (25% each) | 50% of value at grant |
| **Metric** | TSR | Operating Income[1] and relative TSR |
| **Comparator** | — | DRG Index |
| **Vesting Period** | Three-Year | Three-Year |
| **Formula** | (# of TSRUs granted x [Settlement Price – Grant Price + Dividend Equivalents]) / Settlement Price[4]<br><br>= Shares delivered | Average of the three annual OI[1] Performance Factors % + 1.5 x the first 20 percentage point differential between Pfizer's TSR % and DRG Index TSR %[2] + 2.0 x the differential over 20 percentage points[2]<br><br>= PSA percentage earned[3] |

(1) Operating income, as the PSA performance measure, is based on Pfizer's Non-GAAP Adjusted Operating Income (as calculated using the "Reconciliation of GAAP Reported to Non-GAAP Adjusted Information – Certain Line Items" table in our 2018 Financial Report), adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items. Effective in 2019, the Operating Income performance measure will be replaced with an Adjusted Net Income performance measure for PSAs granted after 2017.

(2) Positive or negative adjustment.

(3) Payout is capped at target if TSR is negative.

(4) 20-day average of Pfizer's closing stock prices ending on the settlement date of the TSRUs.

## 2018 Grant Value of Annual Long-Term Incentive Awards

The 2018 grant value of each NEO's annual long-term incentive award was set by the Committee based on competitive market data (targeted to median), relative duties and responsibilities, the individual's future advancement potential, the individual's impact on Pfizer's results and for retention purposes.

These grant values, which differ from the accounting values shown in the *"2018 Summary Compensation Table,"* were as follows:

| Name | 5-Year TSRUs Value ($)[1] (25%) | 7-Year TSRUs Value ($)[1] (25%) | PSAs Value ($)[1] (50%) | Total Grant Value of Annual LTI Awards[2] ($) |
|---|---|---|---|---|
| **I. Read** | 3,250,000 | 3,250,000 | 6,500,000 | 13,000,000 |
| **F. D'Amelio** | 1,000,000 | 1,000,000 | 2,000,000 | 4,000,000 |
| **A. Bourla** | 1,875,000 | 1,875,000 | 3,750,000 | 7,500,000 |
| **M. Dolsten** | 1,000,000 | 1,000,000 | 2,000,000 | 4,000,000 |
| **J. Young** | 1,000,000 | 1,000,000 | 2,000,000 | 4,000,000 |

(1) Consistent with historical practice, the grant value is converted into TSRUs and PSAs using the value/closing stock price on the first trading day of the week of grant. The actual value of the grant may differ due to the change in the value of the TSRUs/PSAs between the conversion date and the date of grant. In addition, based on the PSA design, accounting rules provide that due to the use of three annual goals, the value of one-third of the PSA grant for each of the 2016, 2017 and 2018 PSA grants is reported in the *"2018 Summary Compensation Table."*

(2) The amounts shown represent the full value of the annual grant, which is different from the 2018 amount reported in the *"2018 Summary Compensation Table,"* which reports the value of TSRUs granted in 2018, and of one-third of each of the 2016, 2017 and 2018 PSA grants, in accordance with applicable accounting rules. The Committee considers the full value in its determination of annual compensation.

## Total Shareholder Return Units (TSRUs)

TSRUs, which deliver value based on absolute total shareholder return, vest on the third anniversary of the date of grant and settle on the fifth or seventh anniversary of the grant date, as applicable. The settlement value equals the difference between the settlement price and the grant price (both as described below), plus dividend equivalents accumulated during the term. The grant price is the closing stock price on the date of grant ($35.74 for the TSRUs granted on February 22, 2018), and the settlement price is the 20-day average of the closing prices ending on the fifth or seventh anniversary of the grant. The settlement value is delivered in shares of Pfizer common stock.

## Performance Share Awards (PSAs)

The PSA performance is measured against two metrics: (1) operating income (OI)[1] over three one-year periods; and (2) relative TSR as compared to the DRG Index over the three-year performance period.

The chart below provides the details of the PSA program and the Committee's rationale for its decisions regarding the features of the PSAs:

| Performance Share Award Features | Committee's Rationale |
|---|---|
| How are PSAs earned? | PSAs deliver value based on both a strategic financial measure, OI, and relative TSR against the DRG Index. See table below. |
| Why use operating income[1] as a PSA metric? | The Committee reviewed several metrics, and selected OI as a financial metric because of its expected correlation with long-term company performance and the view that it serves as a key indicator of the company's financial health. |
| Why is operating income[1] measured annually for three years? | In determining the measurement period for the OI metric, the Committee decided that, given the nature of our business in which operating metrics can be impacted positively or negatively by events outside of the control of executives, such as shorter or longer than expected periods of exclusivity, new drug approvals (which have unpredictable timing) and purchases or dispositions of business units (all or part) or assets, the design of the PSA program would be based on the use of three one-year metrics, as they determined that a three-year metric may likely need to be adjusted to reflect unplanned positive or negative events that might affect OI. Also, the Committee incorporated the full three-year period in the relative TSR modifier and capped the OI metric at 150% of target with the overall maximum of 200% (after the application of the TSR modifier[2]). |
| Why use relative TSR as a PSA metric? | The relative TSR metric over the three-year performance period provides balance that is intended to drive performance over the three-year period and beyond and to ensure that pay delivery and long-term growth in the value of Pfizer are closely aligned. |
| How will the TSR be calculated? | The TSR calculation will be based on the average of 30 trading days immediately prior to the start and end of each three-year performance period. |
| Why is the 3-year relative TSR compared to the DRG Index? | Use of an objectively determined, publicly traded index consisting of major market-capitalized pharmaceutical companies provides greater transparency and ease of tracking by investors and participants. |
| Why is the PSA metric changing from OI to NI[3] for 2019 and later years? | The Committee concluded that the change was appropriate in light of changes in our business reflected by the proposed GSK joint venture. NI is quite similar to OI as a key indicator of the company's financial health. The major difference is that Other Income and Deductions are included in determining NI but not for OI. Given the expected equity method accounting investments (including the proposed GSK joint venture), the Committee concluded that these investments should be included in the PSA metric and as such determined NI was more appropriate. For more information, see page 62. |
| Why are the 2017 PSAs continuing to use OI as the metric for 2019 performance? | Management believes that the 2017 PSAs are grandfathered for purposes of the performance compensation exception under Section 162(m) (relating to the deduction of compensation over $1 million). Management believes that changing the metric could jeopardize the "grandfathering" treatment, and the Committee decided to maintain the metric for the 2017 PSAs to avoid this risk. |

(1)  Operating income, as the PSA performance measure, is based on Pfizer's Non-GAAP Adjusted Operating Income (as calculated using the "Reconciliation of GAAP Reported to Non-GAAP Adjusted Information – Certain Line Items" table in our 2018 Financial Report), adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items. Effective in 2019, the Operating Income performance measure will be replaced with an Adjusted Net Income performance measure for PSAs granted after 2017.

(2)  Positive or negative adjustment. PSA payout is capped at target if TSR is negative.

(3)  Adjusted Net Income is defined as U.S. GAAP Net Income excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items.

## How We Determine Performance Share Awards (PSAs) Earned

The number of PSAs earned at the end of the three-year performance period will be determined as follows for the 2016, 2017 and 2018 PSAs:

| | FY 2016 | | | FY 2017 | | | FY 2018 | | | FY 2019* | | | FY 2020* | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **2016 PSAs (2016-2018)** | | | | | | | | | | | | | | | |
| | Threshold | Target | Max | Threshold | Target | Max | Threshold | Target | Max | | | | | | |
| Performance Factor | 0% | 100% | 150% | 0% | 100% | 150% | 0% | 100% | 150% | | | | | | |
| Operating Income Goals ($B) | 16.96 | 17.71 | > | 18.89 | 19.89 | > | 19.74 | 20.74 | > | | | | | | |
| Operating Income Results[1][2] | $18.22B = Appr 140.39% | | | $19.50B = Appr 68.85% | | | $20.33B = Appr 66.92% | | | | | | | | |
| Three-year Average[3] | **92.05%** | | | | | | | | | | | | | | |
| Relative TSR Modifier[4] | **55.16%** | | | | | | | | | | | | | | |
| Final 2016 PSA Payout[2][5] | **147.2%** (range: 0–200%) | | | | | | | | | | | | | | |
| **2017 PSAs (2017-2019)** | | | | | | | | | | | | | | | |
| | | | | Threshold | Target | Max | Threshold | Target | Max | Threshold | Target | Max | | | |
| Performance Factor | | | | 0% | 100% | 150% | 0% | 100% | 150% | 0% | 100% | 150% | | | |
| Operating Income Goals ($B) | | | | 18.89 | 19.89 | > | 19.74 | 20.74 | > | TBD | TBD | > | | | |
| Operating Income Results[1] | | | | $19.50B = Appr 68.85% | | | $20.33B = Appr 66.92% | | | TBD | | | | | |
| Three-year Average[3] | | | | **TBD** | | | | | | | | | | | |
| Relative TSR Modifier[4] | | | | **TBD** | | | | | | | | | | | |
| Final 2017 PSA Payout[5] | | | | **TBD** (range: 0–200%) | | | | | | | | | | | |
| **2018 PSAs (2018-2020)** | | | | | | | | | | | | | | | |
| | | | | | | | Threshold | Target | Max | Threshold | Target | Max | Threshold | Target | Max |
| Performance Factor | | | | | | | 0% | 100% | 150% | 0% | 100% | 150% | 0% | 100% | 150% |
| Operating Income Goals ($B) | | | | | | | 19.74 | 20.74 | > | TBD | TBD | > | TBD | TBD | > |
| Operating Income/Net Income*Results[1] | | | | | | | $20.33B = Appr 66.92% | | | TBD | | | TBD | | |
| Three-year Average[3] | | | | | | | **TBD** | | | | | | | | |
| Relative TSR Modifier[4] | | | | | | | **TBD** | | | | | | | | |
| Final 2018 PSA Payout[5] | | | | | | | **TBD** (range: 0–200%) | | | | | | | | |

* Effective in the 2019 performance year, the Operating Income performance measure will be replaced with an Adjusted Net Income performance measure for PSAs granted after 2017.

(1) Operating income, as the PSA performance measure, is based on Pfizer's Non-GAAP Adjusted Operating Income (as calculated using the "Reconciliation of GAAP Reported to Non-GAAP Adjusted Information – Certain Line Items" table in our 2018 Financial Report), adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items. Percentage earned is based on results applied to a preapproved performance matrix.

(2) For 2016, excludes legacy Hospira, Inc. and Medivation, Inc.

(3) The payout range from the operating metric (OI or NI) factor is 0% to 150%, with an overall maximum of 200% after the application of the relative TSR modifier.

(4) See PSA formula in the Performance Share Awards section on page 73 of this Proxy Statement.

(5) Amounts may not add due to rounding.

## 2016–2018 PSA Payout

| Name | Target Award At Grant (#) | Actual Award Shares[1] (#) | Actual Award Value At $42.93 Per Share[2] ($) |
|---|---|---|---|
| I. Read | 216,306 | 347,327 | 14,910,748 |
| F. D'Amelio | 59,900 | 96,183 | 4,129,136 |
| A. Bourla[3] | 59,900 | 96,183 | 4,129,136 |
| M. Dolsten | 59,900 | 96,183 | 4,129,136 |
| J. Young | 59,900 | 96,183 | 4,129,136 |

(1) These amounts include accumulated dividends on 147.2% of the target award for the three-year period, converted into shares at $42.93 per share.
(2) This column represents the actual award value based on a stock price of $42.93 on February 27, 2019.
(3) Deferred 100% of the PSAs into the Pfizer Inc. Deferred Compensation Plan.

# SECTION 2 – How We Determine Executive Compensation

## Role of the Compensation Committee

The Compensation Committee, comprised solely of independent directors, determines the compensation for each of our executives (including the NEOs) and oversees the design and administration of Pfizer's executive compensation program. Each year, the Committee reviews and considers a comprehensive assessment and analysis of the executive compensation program, including the elements of each NEO's compensation, with input from the Committee's independent compensation consultant. The independent members of the Board review all decisions by the Committee relating to the compensation of our executives.

## Role of the Independent Compensation Consultant

In 2018, the Committee continued to retain the firm of FW Cook & Co., represented by George Paulin, its Chairman, as the Committee's independent compensation consultant. They advise the Committee on executive compensation matters in accordance with our policy on criteria and assessment of the firm's independence. Generally, these services can include: advising the Committee on our executive compensation program, philosophy and evolving industry practices; providing market information and analysis regarding the competitiveness of our program design; reviewing our peer groups; evaluating management proposals and our specific awards; and reviewing other compensation amounts for appropriateness and in relationship to company performance.

In 2018, as part of his ongoing services to the Committee, Mr. Paulin attended five of the six Committee meetings held during the year. As he was unable to attend one of the scheduled meetings, he provided his feedback prior to the meeting.

During 2018, Mr. Paulin, in addition to providing guidance before and during the Committee meetings, advised the Committee on all compensation matters it considered and advised on various executive pay topics, including the impact of legislative and regulatory developments related to compensation and performance target setting, benchmarked executive positions, and performed a risk analysis of the company's executive compensation policies and programs. With respect to the CEO succession process, Mr. Paulin advised the Committee and other Board members on matters relating to the new CEO and Executive Chairman positions based on his experiences with similar transitions along with recent market data including compensation levels for each position.

**Fees Paid.** The total amount of fees paid to FW Cook & Co. in 2018 for services provided to the Compensation Committee was $208,514. The Committee also reimburses FW Cook & Co. for Mr. Paulin's reasonable travel and business expenses. In addition, FW Cook & Co. serves as the independent advisor to the Corporate Governance Committee regarding non-employee Director compensation matters, as appropriate, and received fees of $22,645 in 2018 for this work.

## How We Establish Targets

**Total target direct compensation for each executive is set at approximately the 50th percentile of the market as defined by our Pharmaceutical Peers and General Industry Comparators.** A significant portion of the total compensation opportunity for each of our executives (including the NEOs) is directly related to Pfizer's total shareholder return and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of our Pharmaceutical Peers and General Industry Comparators. In making such comparisons, the Committee considers company market capitalization and complexity, as indicated by revenues, range of products, international operations and other factors, because the Committee uses such factors in setting target levels of compensation and determining the value and level of award opportunities.

On an annual basis, the Committee reviews the total compensation opportunity of each NEO (as well as the other ELT members). This includes cash compensation (salary and target annual incentive) and target annual long-term incentive compensation, as well as perquisites, retirement benefits and health and insurance benefits. The Committee, with the advice of its independent compensation consultant, then sets each NEO's compensation target for the current year. This generally involves establishing an annual incentive opportunity and a long-term incentive award. Regular salary adjustments, if any, typically become effective on April 1 of each year. The Committee's decisions are reviewed and ratified by the independent members of the Board.

This chart explains the Compensation Committee's process for determining our executive pay targets.

| Analysis/Tools | How We Use This Information | Purpose |
|---|---|---|
| **Peer and Comparator Group Pay Analysis**<br><br>Data source: Publicly available financial and compensation information as reported by our Pharmaceutical Peer and General Industry Comparator Groups<br><br>(Typically from surveys and public filings) | • We target the median compensation values of our peer and comparator groups to help determine an appropriate total level and pay mix for our executives.<br>• Each compensation target is assigned a numbered salary grade to simplify our compensation administration process.<br>  – Each salary grade has a range of salary levels: including minimum, midpoint and maximum.<br>  – Minimum and maximum salary range levels for each grade are set 25% below and above the salary range midpoint to approximate the bottom and top pay quartiles for positions assigned to that grade.<br>• We review this framework/salary grade as a guide to determine the preliminary salary recommendation, target annual incentive award opportunity, and target annual long-term incentive value for each executive position.<br><br>Note: The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median. | Establishes a competitive pay framework using comparator groups' median compensation values, to help determine an optimum pay mix of base pay, annual and long-term incentive targets |
| **Tally Sheets**<br><br>Data source: Internal compensation and benefits data | • We review a "tally sheet" for each ELT member that includes target and actual total compensation elements, stock ownership as well as benefits information, accumulated deferred compensation, and outstanding equity awards. The Committee believes that tally sheets are a useful tool in evaluating total compensation and internal pay equity. | Provides additional information that assists the Committee in evaluating total compensation in relation to competitive market practice and performance |

## Our 2018 Peer Groups – Competitive Pay Positioning

We recognize that while some information is available on the performance of our non-U.S.-based peer companies, the compensation data can be limited in terms of comparable benchmarks and other information compared to peers with U.S. pay models. Using the companies in both groups provides a good balance and increases the amount of comparable compensation data available to perform our annual benchmarking analysis. Both groups are used as they are also a source of talent for Pfizer, and have complex businesses, as well as the availability of comparative data. We review these groups annually to determine if any changes are necessary. In 2018, the Committee reduced the number of general industry comparators to 19 from 21 by eliminating Express Scripts and Microsoft as a result of a then pending and now completed merger and a different pay model, respectively.

### 2018 PHARMACEUTICAL PEER AND GENERAL INDUSTRY COMPARATOR GROUPS

Our peer group for 2018 consisted of the companies listed in the charts below.

**2018 Pharmaceutical Peer Group**

| | | | |
|---|---|---|---|
| AbbVie | Bristol-Myers Squibb | GlaxoSmithKline | Novartis* |
| Amgen | Eli Lilly | Johnson & Johnson | Roche* |
| AstraZeneca | Gilead Sciences | Merck | Sanofi* |

\* The Committee recognizes that while data are available on the performance of some of our non-U.S.-based peer companies, the compensation data in some cases are limited in terms of comparable benchmarks and may use different pay models as compared to Pfizer's pay model.

**2018 General Industry Comparator Group***

| | | | |
|---|---|---|---|
| 3M | Coca-Cola | IBM | United Parcel Service |
| AT&T | Comcast | Lockheed Martin | United Technologies |
| Boeing | ConocoPhillips | Mondelez | UnitedHealth Group |
| Caterpillar | General Electric | PepsiCo | Verizon |
| Chevron | Honeywell | Procter & Gamble | |

\* The Committee removed Express Scripts and Microsoft from the General Industry Comparator Group.

## PFIZER COMPARISON TO PEER GROUP MEDIANS

The chart below compares Pfizer's 2018 revenue, net income and market capitalization to the median 2018 revenue, net income and market capitalization for our Pharmaceutical Peer and General Industry Comparator groups.

| In Billions | Pfizer ($) | Pharmaceutical Peer Group Median ($)** | General Industry Comparator Group Median ($) |
|---|---|---|---|
| **Revenue*** | 53.6 | 24.6 | 66.8 |
| **Reported Net Income*** | 11.2 | 5.5 | 6.8 |
| **Market Capitalization*** | 245.1 | 117.2 | 125.4 |

\* Revenue and Net Income based on published earnings releases. Market Capitalization as of February 19, 2019.

\*\* Excludes Novartis, Roche and Sanofi.

# SECTION 3 – How We Evaluate Performance: 2018 Compensation Decisions

## Linking Pay and Performance

This section highlights the Committee's key compensation decisions for 2018 based on the Committee's review of each NEO's performance and annual assessment and advice from its independent compensation consultant, FW Cook & Co.

### SETTING PERFORMANCE OBJECTIVES

The performance objectives for our NEOs reflect the goals the Committee believes our executives should focus on during the year in order to achieve Pfizer's business goals, including financial, operating and/or strategic plans. Progress against these objectives is monitored and reviewed during the year. The Committee recognizes that increasing TSR should be emphasized; however, they also acknowledge that performance against this objective may not be reflected in a single 12-month period.

## Summary of Financial, Operating and Strategic Factors Used in Determining NEO Total Direct Compensation

**Achievement of key financial and non-financial objectives**

- Total Revenue
- Adjusted Diluted EPS
- Cash Flow from Operations
- Operating Income
- Total Shareholder Return
- Key business/operating unit financial performance metrics such as Revenue and Income Before Taxes
- Individual performance

### DETERMINING 2018 AWARDS

For 2018, the Committee reviewed the annual incentive funding matrix, and found that the funding ranges corresponding to their respective performance levels and their relative relationship were appropriate. The Committee also concluded that the degree of difficulty of the targets (and other points on the matrix) was appropriately challenging while being reasonable, given the business environment and related factors. The Committee also reviewed the target levels for the annual long-term incentive awards and concluded that they were appropriate and did not encourage unnecessary or excessive risk-taking.

### PAYING FOR PERFORMANCE

The Committee made decisions about individual compensation elements and total compensation using its judgment, advice from its independent compensation consultant, and input from the CEO (in the case of the other NEOs), focusing primarily on each NEO's performance against his individual financial and strategic objectives and other performance factors, as illustrated in the "*2018 NEO Performance Summaries*", as well as Pfizer's overall performance. The Committee also considered a variety of qualitative factors, including the business environment in which the results were achieved. The Committee determined each NEO's compensation based on multiple factors, including the competitive market, individual performance, internal equity and affordability. The Committee took into consideration the key individual accomplishments described below, which were also important factors in assessing the respective NEO's performance for 2018.

## 2018 NEO Performance Summaries

The tables below provide a summary of each NEO's individual accomplishments for 2018:

# Ian C. Read

**EXECUTIVE CHAIRMAN***
*(FORMERLY: Chairman and CEO)*

### KEY ACCOMPLISHMENTS (as Chairman and CEO)

**Imperative 1: Improving the Performance of Our Innovative Core**

- Advanced 42 programs across all therapeutic areas in the pipeline and received 7 key regulatory approvals
- Implemented novel strategies to accelerate key programs in prostate cancer and rare diseases, and improved key success rate benchmarks in clinical development across all therapeutic areas
- Leveraged genomics and artificial intelligence to identify biomarkers and deliver first in class targets for early stage research portfolio

**Imperative 2: Making the Right Capital Allocation Decisions**

- Returned approximately $20.2 billion directly to shareholders in 2018 through a combination of dividends and share repurchases – bringing the total since 2010 to approximately $130 billion
- Delivered Adjusted Diluted EPS** growth of 13% and Total Shareholder Return of 24.8% in 2018
- Allocated $600 million for venture investments in biotechnology and emerging growth companies; 25% of which will be earmarked for early stage neuroscience companies

**Imperative 3: Earning Greater Respect from Society**

- Announced new commitment to trachoma elimination, including donation of more than 110 million doses of Zithromax to 10 countries, 8 certified as trachoma free
- Deployed Pfizer Foundation Global Health grants to 29 partners and helped 250,000+ U.S. patients receive over 1.5 million Pfizer prescriptions for free
- Distributed 150,000 doses of free naloxone to address opioid challenges

**Imperative 4: Creating a Culture of Ownership**

- Continued to advance our ownership culture; In annual colleague survey, a notable 87% would recommend Pfizer as a great place to work
- Held 6th annual OWNIT! Day, and implemented an Energy Management framework and Energy Audit to enable colleagues to better manage their individual energy and ultimately to better serve patients

\* Effective January 1, 2019

\*\* For a reconciliation of Non-GAAP Adjusted Diluted EPS to GAAP reported diluted EPS, see "Reconciliation of GAAP Reported to Non-GAAP Adjusted Information—Certain Line Items" in our 2018 Financial Report.

# Frank A. D'Amelio

**CFO, EVP, BUSINESS OPERATIONS AND GLOBAL SUPPLY\***
*(FORMERLY: EVP, Business Operations and CFO)*

## KEY ACCOMPLISHMENTS

- Achieved 2018 revenues and Adjusted Diluted EPS guidance
- Reduced outstanding shares by approximately 307 million through $12.2 billion in share repurchases
- Returned approximately $20.2 billion to shareholders through dividends and share repurchases
- Generated $1.66 billion of operating cash flow and $890 million in savings incremental to the operating plan through various finance and business operations initiatives

- Announced the formation of the planned consumer healthcare joint venture with GSK
- Achieved $1.5 billion in savings for purchased goods and services
- Advanced our digital capability including predictive analytics and robotic process automation to contribute to future patient outcomes

# Albert Bourla, DVM, Ph.D.

**CEO\*\***
*(FORMERLY: COO)*

## KEY ACCOMPLISHMENTS (as COO)

- Achieved $53.6 billion in revenue for Commercial Businesses\*\*\*
- Achieved significant product approvals including:
  - Xtandi for non-metastatic castration resistant prostate cancer in the U.S.
  - Xeljanz for ulcerative colitis in the U.S./EU
  - Biosimilar trastuzumab for HER2+ breast cancer in the EU
  - Talzenna for BRCA-mutated metastatic breast cancer in the U.S.
  - Lorbrena and Vizimpro for non-small cell lung cancer in the U.S.
  - Daurismo in combination with low-dose cytarabine for acute myeloid leukemia blood cancer in the U.S.
- Advanced submissions of key programs in both U.S. and international regulatory jurisdictions

- Reorganized our businesses into 3 business units: Pfizer Biopharmaceuticals Group, our patented innovative products, biosimilars and sterile injectable business; Upjohn, our off-patent branded and generic business, and Pfizer Consumer Healthcare
- Established a new Digital and Technology Operations Office to accelerate and improve our digital capabilities to deliver more value to patients
- Advanced patient centric ownership culture through continued focus on performance with integrity and in compliance with Pfizer's policies and values
- Initiated a multi-pronged effort to simplify operations and reallocated capital across the enterprise by investing fewer resources in areas of lower strategic importance and investing more aggressively in profitable growth drivers

\*      Effective November 1, 2018
\*\*     Effective January 1, 2019
\*\*\*   For additional information on the company's operating segment revenues, see the "Analysis of Operating Segment Information" in our 2018 Financial Report.

# Mikael Dolsten, M.D., Ph.D.

**CHIEF SCIENTIFIC OFFICER, PRESIDENT, WRD AND MEDICAL\***
*(FORMERLY: PRESIDENT, WRD)*

## KEY ACCOMPLISHMENTS (as President, WRD)

- Delivered 7 key regulatory approvals covering multiple cancers and inflammatory diseases such as: Xeljanz for ulcerative colitis (U.S./EU), Xtandi for non-metastatic castration-resistant prostate cancer (PROSPER)(U.S./EU), Talzenna for germline BRCA-mutated metastatic breast cancer (U.S.), and Daurismo in combination with low-dose cytarabine for acute myeloid leukemia blood cancer (U.S.)
- Progressed 42 programs in the pipeline (Phase 1 to registration) with a focus on 5 therapeutic areas. Key items include:
  - Submissions such as: Tafamidis for ATTR-cardiomyopathy (U.S.), biosimilar bevacizumab for cancer (EU), and biosimilar rituximab for follicular lymphoma (U.S./EU)
  - Phase 3 study starts with Xtandi + Talzenna for castration resistant prostate cancer combination therapy, Bavencio + Talzenna for ovarian cancer 1st Line, Next Generation Pneumococcal Vaccine adult, and JAK3 for alopecia areata

- Successfully concluded Phase 2 studies with JAK3 for alopecia areata and Next Generation Pneumococcal Vaccine
- Additional Phase 1 and Phase 2 study starts in the areas of inflammatory diseases, novel vaccines, gene therapy, NASH (also known as fatty and inflammatory liver disease) and multiple cancers
- Entered into 6 key transactions enabling access to external assets and/or technologies, including access to novel approaches in cancer, gene therapy, NASH and drug discovery platforms
- Achieved several favorable regulatory designations including Breakthrough Therapy Designation (e.g., JAK1 for atopic dermatitis, JAK3 for alopecia areata, and Next Generation Pneumococcal Vaccine), and Priority Review (e.g., Tafamidis for ATTR-cardiomyopathy, and Xtandi for non-metastatic castration-resistant prostate cancer (PROSPER) in collaboration with Astellas)

# John D. Young

**CHIEF BUSINESS OFFICER, GROUP PRESIDENT\***
*(FORMERLY: GROUP PRESIDENT, PFIZER INNOVATIVE HEALTH)*

## KEY ACCOMPLISHMENTS (as Group President, PIH)

- Achieved $33.4 billion in revenue and Income before Taxes of $20.3 billion for Pfizer Innovative Health\*\*
- Delivered year-over-year operational revenue growth for Pfizer Innovative Health in the geographical markets, including: U.S. of 3%\*\*\* and Emerging Markets of 16%\*\*
- Completed regulatory submission and launch for Xtandi in non-metastatic castration-resistant prostate cancer, along with a positive outcome from the ARCHES trial of Xtandi in metastatic hormone-sensitive prostate cancer. Xtandi total alliance revenues achieved $699 million in 2018
- Completed regulatory submissions and received FDA approval for 4 new molecular entities for the treatment of cancer (talazoparib, lorlatinib, dacomitinib, and glasdegib)

- Xeljanz continued strong growth and expanded with two new indications in psoriatic arthritis and ulcerative colitis. Global revenues for Xeljanz totaled $1,774 million in 2018
  - Xeljanz is now approved for the treatment of moderate to severe active ulcerative colitis in more than 40 countries (including the U.S., EU, and Japan)
  - Xeljanz is now approved for the treatment of active psoriatic arthritis in more than 50 countries (including the U.S./EU)
- Completed U.S. regulatory filing for tafamidis in ATTR-cardiomyopathy based on data from the ATTR-ACT study finding a 30% reduction in the risk of mortality and a 32% reduction in the rate of cardiovascular-related hospitalizations with tafamidis in people with transthyretin amyloid cardiomyopathy versus placebo

\*    Effective January 1, 2019.
\*\*   For additional information on the company's operating segment revenues and income before taxes, see the "Analysis of Operating Segment Information" in our 2018 Financial Report.
\*\*\* For additional information on the company's operating revenues by segment and geography, see "Revenues by Segment and Geography" in our 2018 Financial Report.

# SECTION 4 – 2019 Compensation Actions

## Salary and Annual Incentive Targets

The Committee approved salaries and 2019 target annual incentive award levels which are based on a percentage of salary midpoints for the NEOs as follows:

| Name | 2019 Title | April 1, 2019 Salary ($) | 2019 Salary Midpoint ($)[1] | 2019 Target Annual Incentive (%) | 2019 Target Annual Incentive ($)[1] |
|---|---|---|---|---|---|
| **A. Bourla** | CEO | 1,600,000 | 1,729,800 | 150% | 2,594,700 |
| **I. Read** | Executive Chairman | 1,200,000 | 1,200,000 | 150% | 1,800,000 |
| **F. D'Amelio** | CFO, EVP, Business Operations and Global Supply | 1,500,000 | 1,300,000 | 100% | 1,300,000 |
| **M. Dolsten** | Chief Scientific Officer, President, WRD and Medical | 1,400,000 | 1,300,000 | 100% | 1,300,000 |
| **J. Young**[2] | Chief Business Officer, Group President | 1,255,000 | 1,193,900 | 100% | 1,193,900 |

(1) 2019 salary midpoints are unchanged from 2018; 2019 target annual incentive amounts are based on a percentage of 2019 salary range midpoints. Changes to the salary midpoints were made in 2017 and 2014.

(2) Only Mr. Young will be receiving an April 1, 2019 merit increase, as shown above.

## 2019 Annual Long-Term Incentive Awards

In February 2019, the Committee granted long-term incentive awards to the NEOs in consideration of their 2018 performance and their expected future performance. These awards included 50% of the award value granted as 5- and 7-Year TSRUs and the remaining 50% granted as PSAs.

| Name | Award Value ($) | Estimated Future Payouts Under the Performance Share Program[1] PSA Grants | | | 5-Year TSRUs Grant[3] (#) | 7-Year TSRUs Grant[3] (#) |
|---|---|---|---|---|---|---|
| | | Threshold (#) | Target (#) | Maximum[2] (#) | | |
| **A. Bourla** | 12,000,000 | 0 | 139,276 | 278,552 | 361,005 | 304,228 |
| **I. Read** | 8,000,000 | 0 | 92,851 | 185,702 | 240,670 | 202,819 |
| **F. D'Amelio** | 6,000,000 | 0 | 69,638 | 139,276 | 180,503 | 152,114 |
| **M. Dolsten** | 5,000,000 | 0 | 58,032 | 116,064 | 150,419 | 126,762 |
| **J. Young** | 4,000,000 | 0 | 46,425 | 92,850 | 120,335 | 101,409 |

(1) The actual number of shares, if any, that will be paid out at the end of the performance period (2019-2021) cannot be determined because the shares earned by the NEOs will be based upon our future performance compared with the three one-year annual net income targets and Pfizer's relative three-year TSR performance as compared to the DRG Index. Dividend equivalents on any shares earned will be paid in shares of common stock at the end of the performance period. See more detail regarding this program under *"Performance Share Awards (PSAs)."*

(2) Based on performance against the three one-year annual net income targets and Pfizer's relative three-year TSR performance as compared to the DRG Index, varying amounts of shares of common stock, from 0% to 200% of target, will be earned. In no event will the payout exceed the maximum payout of 200% of target. Additionally, the payout is capped at target if TSR for the performance period is negative.

(3) 5- and 7-Year TSRUs vest on February 28, 2022, the third anniversary of the grant date, and will be settled in shares on the fifth or seventh anniversary of the grant date, February 28, 2024 and February 28, 2026, respectively. The number of shares delivered at settlement, if any, for each TSRU will equal the difference between the settlement price (the average of the closing prices of Pfizer common stock for the 20 trading days ending February 28, 2024 and February 28, 2026, respectively) and the TSRU grant price ($43.35), plus dividend equivalents accrued during the life of the TSRU, divided by the settlement price, subject to the results being positive.

NOTE: Consistent with historical practice, long-term incentive award values are converted into units using the closing stock price/value on the first trading day of the week of grant. The PSA values were converted to units using the closing stock price on February 25, 2019 of $43.08. The 5-Year TSRU values were converted to TSRUs using $8.31 and the 7-Year TSRU values were converted to TSRUs using $9.86, representing the estimated value at grant using the Monte Carlo Simulation model as of February 25, 2019.

### EQUITY AWARD GRANT PRACTICES

The Committee customarily approves equity awards to eligible employees, including the NEOs, at its meeting held in late February of each year and the awards are ratified by the independent members of the Board and granted as of the day of ratification. Equity grants to certain newly hired employees, including executive officers, are effective on the last business day of the month of hire. Special equity grants to continuing employees are effective on the last business day of the month in which the award is approved. TSRU and stock option grants have an exercise/grant price equal to the closing market price of Pfizer's common stock on the grant date. Our equity incentive plan prohibits the repricing or exchange/cash out of equity awards without shareholder approval.

# SECTION 5 – Post-Employment Compensation and Benefits

The following table provides information on Pfizer's post-employment compensation programs and benefits available to eligible U.S.-based employees, including eligible NEOs (unless otherwise noted):

| Plan/Eligibility | Description of Benefit |
|---|---|
| **Pension and Savings Plans**<br>Plans include:<br>- defined benefit pension plans (frozen)<br>- non-qualified supplemental pension plans (frozen)<br>- defined contribution savings plan<br>- non-qualified supplemental savings plans<br><br>Benefits under the non-union defined benefit pension plans were frozen as of December 31, 2017 for all participants, although participants may continue to grow into retirement plan milestones. | Effective January 1, 2018, all eligible colleagues, including participants in the frozen U.S. defined benefit plans, earn retirement benefits through an age- and service-weighted annual company-provided Retirement Savings Contribution (RSC) to the defined contribution savings plans, or non-qualified supplemental savings plan as appropriate, which is in addition to the company matching contributions.<br><br>The Pfizer defined contribution savings plans permit all eligible U.S. employees, including the NEOs, to make pre-tax, after-tax and/or Roth contributions, from their eligible pay, up to certain limits and to receive company matching contributions. Pfizer also maintains a non-qualified supplemental savings plan that permits eligible participants (including the NEOs) to make pre-tax contributions in excess of IRC limits on qualified plans and to receive matching contributions and the RSC, if applicable.<br><br>The provisions and features of the qualified defined benefit pension plans and the related supplemental pension plans are described in the narrative accompanying the *"2018 Pension Benefits Table"* and the *"2018 Non-Qualified Deferred Compensation Table"*. |

> **Effective January 1, 2018, all eligible U.S. colleagues earn retirement benefits through the RSC in the savings plans as a result of the freezing of the defined benefit pension plans.**

| Plan/Eligibility | Description of Benefit |
|---|---|
| **Insurance Plans**<br>Provide health and family security benefits, such as medical insurance, dental insurance, life insurance and long-term disability insurance. | Programs are designed to provide certain basic quality of life benefits and protections to Pfizer employees, including the NEOs, and at the same time enhance Pfizer's attractiveness as an employer of choice.<br><br>The cost of these plans is shared between the employee and the company. The company's annual cost of the benefit coverage for each NEO ranges from approximately $20,000 to $29,000, based on the coverage selected. |
| **Supplemental Individual Disability Insurance** | Pfizer makes available additional supplemental individual disability insurance coverage, in excess of the limits available under the company's group long-term disability plan and participants pay the full cost of this coverage. |
| **Deferred Compensation**<br>Executives are permitted to elect to defer receipt of their annual incentive awards and any shares earned under the PSAs into the Pfizer Inc. Deferred Compensation Plan (DCP). | Annual incentive awards may be deferred under one or more of the following plans: Pfizer Savings Plan (PSP), the Pfizer Supplemental Savings Plan (PSSP) and/or DCP. Deferrals into the DCP and PSSP may be notionally invested and deferrals into the PSP may be invested in a selection of mutual funds, Pfizer stock and/or a cash equivalent fund (DCP only).<br><br>The Pfizer stock unit funds are credited with dividends, which are reinvested into dividend equivalent units or other investments. Deferred RSUs required to be deferred in 2016 and later may only be deferred into the Pfizer stock fund. |
| **Retiree Healthcare Benefits**<br>Pfizer maintains post-retirement medical coverage. | Active employees who are at least age 55 and have at least 15 years of service after age 40 are eligible for post-retirement medical coverage. For U.S. employees, including the NEOs, the value of the post-retirement medical coverage currently ranges from $123,000 to $275,000 (based on service and coverage) over the course of retirement. |
| **Executive Severance Plan**<br>Provides severance benefits to NEOs (including the ELT members) in the event of involuntary termination of employment without cause.<br><br>Severance payments and benefits under the Executive Severance Plan are described in *"Estimated Benefits upon Termination Table."* | Benefits consist of cash severance equal to the greater of:<br><br>(a) one times pay (defined as base salary plus target annual incentive), or<br><br>(b) 13 weeks' pay plus three weeks' pay per year of service, subject to a maximum of 104 weeks' pay.<br><br>Eligible participants in the GPP also receive a pro-rata annual incentive for the year of termination, provided certain performance targets are achieved, as well as certain health and insurance benefits. |

# SECTION 6 – Other Compensation Programs and Policies

## PERQUISITES

We provide a limited number of perquisites to our ELT members (including the NEOs): limited personal use of company aircraft, reimbursement for certain financial counseling and home security services. The transportation benefits provide increased efficiencies and allow more productive use of our executives' time and, in turn, greater focus on Pfizer-related activities. The Committee believes these perquisites are consistent with market practice and contribute to executive security, recruitment and retention.

We do not provide tax "gross-ups" for perquisites provided to the NEOs, except in the case of certain relocation expenses (consistent with our relocation policy for U.S.-based employees generally). Therefore, executives (including the NEOs) pay taxes due on perquisites (other than certain relocation expenses). The Committee reviews and carefully considers the reasonableness of and rationale for providing these perquisites.

| Perquisite | Description |
| --- | --- |
| **Car and Driver** | |
| | *For the CEO (and COO effective October 1, 2018 and Executive Chairman effective January 1, 2019):* For security reasons, a car and driver are available to the CEO and COO for personal use (including commuting) and the cost does not need to be reimbursed. The unreimbursed incremental cost to the company of personal use of a car and driver by Mr. Read in 2018 and Dr. Bourla from October 1, 2018 is also reflected in the table below and in the "All Other Compensation" column in the SCT. Spouse/partner travel is generally considered personal use and the incremental cost of such travel must be reimbursed to the company. |
| | For tax purposes, the cost of the personal use of the car and fuel is imputed as income to the CEO and COO. All taxes on this income are paid by the CEO and COO and they are not provided a gross-up payment for these taxes by the company. Tax regulations provide that as a result of the recommendations contained in an independent, third-party security study, the cost of the driver is not reportable as income to the CEO or COO. |
| | *For the other NEOs:* Cars and drivers are available for business reasons; NEOs (other than the CEO (and COO starting October 1, 2018)) are required to reimburse the company for personal use of cars and drivers. |
| **Aircraft Usage** | |
| | *For the CEO (and COO effective October 1, 2018 and Executive Chairman effective January 1, 2019):* As a result of the recommendations contained in an independent, third-party security study, the Board has determined that the CEO and COO must use company-provided aircraft for all air travel, including personal travel, to the maximum extent practicable. |
| | The security study also recommends that the CEO's and COO's respective spouses use company-provided aircraft when accompanying the CEO or COO, to the maximum extent practicable. Travel by the spouses is generally considered personal use and is subject to taxation and disclosure. |
| | Travel on company aircraft by Pfizer executives to attend boards of directors' meetings at external companies is treated as personal travel. Until 2019, the Committee provided a limited exception and treated use of company aircraft by Messrs. Read and D'Amelio to attend meetings of the boards of directors of Kimberly-Clark Corporation and Humana Inc., respectively, as business travel as their respective participation in such boards was viewed to have significant benefits to Pfizer. Effective January 1, 2019, the exceptions for Messrs. Read and D'Amelio have been eliminated. |
| | *For the other NEOs:* Company aircraft are available for limited personal travel. Personal use is permitted only with the prior approval of the CEO or his designees and is subject to other limitations. |
| **Other Perquisites** | |
| **Financial Counseling** | Provides a taxable allowance of up to $10,000 per year to the NEOs for financial counseling services, which may include tax preparation and estate planning services. |
| **Home Security** | Taxable reimbursement for appropriate home security systems and monitoring charges is provided to the NEOs. |

The amounts for perquisites disclosed in the "All Other Compensation" column and in the table below have been valued based on the incremental costs to the company for the personal use of company-provided aircraft. Incremental costs for personal use consist of the variable costs incurred by Pfizer to operate the aircraft for such use. Such costs do not include fixed or non-variable costs that would be incurred whether or not there was any personal use of the aircraft, such as crew salaries and benefits, insurance costs, aircraft purchase costs, depreciation, and scheduled maintenance.

## 2018 Incremental Cost of Perquisites

The following table summarizes the incremental cost of perquisites for the NEOs in 2018.

| Name | Aircraft Usage ($) | Financial Counseling ($) | Car Usage ($) | Home Security ($) | Other ($)[1] | Total ($) |
|---|---|---|---|---|---|---|
| **I. Read** | 256,130 | 10,000 | 18,452 | 1,276 | — | 285,858 |
| **F. D'Amelio** | 45,133 | 10,000 | — | 3,517 | 707 | 59,357 |
| **A. Bourla** | 106,445 | 10,000 | 9,453 | 1,092 | 2,419 | 129,409 |
| **M. Dolsten** | 75,503 | 10,000 | — | 1,925 | 341 | 87,769 |
| **J. Young** | 91,170 | — | — | 864 | 16,476 | 108,510 |

(1) The amounts shown for the NEOs represent the value of certain personal expenses provided in association with business travel. In addition for Mr. Young, represents the cost of tax services, including professional services relating to tax audits of covered years relating to his relocation, and a tax gross-up of $2,617, consistent with Pfizer's relocation policy for U.S.-based employees.

## Tax Policies

Prior to 2018, IRC Section 162(m) generally limited to $1.0 million the amount of non-performance-based remuneration that Pfizer could deduct in any calendar year for certain executive officers. We structured our annual incentive awards and long-term incentive awards with the intention of meeting the exception to this limitation for "performance-based" compensation, as defined in IRC Section 162(m), so that these amounts could be fully deductible for income tax purposes.

To maintain flexibility and the ability to pay competitive compensation, we do not require all compensation to be deductible. Historically, since the non-performance-based compensation paid to our NEOs has exceeded $1.0 million, in prior years, a portion of their compensation has not been deductible.

Effective January 1, 2018, the exemption from the Section 162(m) deduction limit for performance-based compensation was repealed, such that compensation paid to our NEOs (including non-grandfathered performance based compensation) in excess of $1.0 million is not deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. The company will utilize the transition relief provisions for eligible compensation to the extent possible. We will continue to maintain flexibility and the ability to pay competitive compensation by not requiring all compensation to be deductible.

## Derivatives Trading/Hedging Policy

Executive officers, including the NEOs, may not purchase or sell options on Pfizer common stock or engage in short sales of Pfizer common stock. Also, trading by executive officers in puts, calls, straddles, equity swaps or other derivative securities that are directly linked to Pfizer common stock (sometimes referred to as "hedging") is prohibited. These provisions also apply to our non-employee Directors.

## Compensation Recovery/Clawback

The Compensation Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to NEOs and other executives in the event of any accounting restatement resulting from material noncompliance with financial reporting requirements under federal securities law. Where applicable, we will seek to recover any amount the Committee determines to have been inappropriately received by the individual executive officer.

In addition, our equity and cash incentive awards contain compensation recovery/clawback provisions that authorize the cancellation and reduction of outstanding awards and the return of shares or cash paid or gain realized from an award, if the NEOs, other executives or employees: (i) engage in any activity in competition with the company; (ii) engage in any activity inimical, contrary or harmful to the interests of the company (or directly supervise any employee who engages in such activity) or that violates any company policies; or (iii) disclose or misuse any confidential information or material concerning the company.

Furthermore, in accordance with the terms of the Regulatory and Compliance Committee's (RCC) Charter, if there is a government or regulatory action that, in the judgment of the RCC, has caused significant financial or reputational damage to the company or otherwise indicates a significant compliance or regulatory issue within the company, then the RCC shall make a written recommendation to the Compensation Committee concerning the extent, if any, to which the incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in the conduct at issue or with direct supervision over an employee that engaged in the conduct at issue should be reduced, extinguished, or recovered.

The company will disclose its decision to take action when required by, and in compliance with, SEC rules and regulations and other applicable laws. In addition, when legally permissible to do so, the company will disclose a decision to take action when the facts and circumstances of the matter have been publicly disclosed in the company's filings with the SEC and where disclosure can be made without prejudicing the company and its shareholders.

These recovery/clawback policies are in addition to any policies or recovery rights provided under applicable law.

## Stock Ownership and Holding Requirements

Our NEOs are subject to stock ownership and holding requirements. Employee directors (CEO and COO for 2018 and Executive Chairman and CEO beginning in 2019) are required to own Pfizer common stock equal in value to at least six times their annual salary. Each of the other NEOs is required to own Pfizer common stock equal in value to at least four times their annual salary. For purposes of these requirements, ownership includes not only shares owned directly by the NEO, but also shares and certain units held through various Pfizer plans and programs. We have also established milestone guidelines that we use to monitor progress toward meeting these targets over a five-year period, at the end of which the executive is expected to have reached the applicable ownership level.

Until an NEO reaches the applicable milestone, he must hold and may not sell any shares (except to meet tax withholding obligations). Once the ownership level is met, NEOs must hold and may not sell shares if doing so would cause ownership to fall below that level. As of December 31, 2018, Mr. Read and Dr. Bourla owned Pfizer common stock and units equal in value to approximately 19x and 7x times their respective salaries. We believe that these holding requirements align the interests of our NEOs with those of our shareholders. Additionally, certain long-term incentive awards continue to vest and settle in accordance with their stated terms following an NEO's retirement, rather than vesting upon retirement, maintaining the alignment with shareholders into retirement.

### 2018 STOCK OWNERSHIP(1)


I. Read
19x
A. Bourla(2)
7x
CEO/Employee Director Guideline Requirement: 6x Base Salary
F. D'Amelio
11x
M. Dolsten
5x
J. Young
11x
NEO Guideline Requirement: 4x Base Salary

(1) Determined using Pfizer closing stock price, base salary and shares held as of December 31, 2018.

(2) In light of Dr. Bourla's election to the Board in February 2018 as an employee director, his stock ownership guideline increased to 6x base salary with interim milestone guidelines.

Note: Consistent with our policy prohibiting the pledging of Pfizer stock, none of our NEOs or other executive officers has pledged Pfizer stock as collateral for personal loans or other obligations.

# Criteria for Selection of Committee Consultant

The Committee has established the following criteria in selecting its compensation consultant. For more information regarding the role of the independent compensation consultant, see "*How We Determine Executive Compensation – Role of the Independent Compensation Consultant*" earlier in this CD&A.

**Degree of Independence:**
- Financial independence: measured by dollar volume of other business conducted with Pfizer
- Independent thinking: subjectively assessed by evaluating known work, as well as information gathered in screening interviews

**Familiarity with the business environment:**
- Knowledge of the pharmaceutical industry and general industry comparator companies
- Specific knowledge of Pfizer, its strategic objectives and its culture, its senior management and its Board of Directors
- Broad knowledge of market trends, investor preferences, proxy advisor policies, compensation risk-management and any applicable regulations
- Public and investor relations

**Particular strengths and/or distinguishing characteristics including, but not limited to:**
- Creative thinking
- Strong understanding of corporate governance
- Special areas of expertise
- Ability to establish rapport and dynamic presence with groups

**References from current clients for whom the consultant acts in an advisory role similar to the role desired by the Committee**

**Potential issues such as:**
- Conflicts of interest with other clients or Committee members
- Degree of availability/accessibility

## 2018 INDEPENDENCE ASSESSMENT OF COMMITTEE CONSULTANT

In 2018, the Committee decided to continue to retain the firm of FW Cook & Co., represented by George Paulin as lead advisor, to serve as its independent compensation consultant after assessing the firm's independence, including taking into consideration the following factors:

- the fact that neither the firm, nor Mr. Paulin, provides any other services to the company other than as a consultant to the Corporate Governance Committee on Board-related compensation matters;
- the fees received by the firm as a percentage of its total revenues;
- the firm's policies and procedures designed to prevent conflicts of interest;
- the absence of any significant business or personal relationships between the firm or Mr. Paulin and the members of the Committee;
- the fact that neither the firm, nor Mr. Paulin, owns any company stock or equity derivatives; and
- the absence of any business or personal relationships between the firm or Mr. Paulin and any executive officer of the company.

Based upon this assessment, the Committee determined that the engagement of FW Cook & Co. does not raise any conflicts of interest or similar concerns. The Corporate Governance Committee performed a similar assessment of FW Cook & Co.'s services as a consultant on Board-related compensation matters during February 2018.

# Compensation Tables

## 2018 Summary Compensation Table

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards[1] ($) | Option Awards[2] ($) | Non-Equity Incentive Plan Compensation[3] ($) | Change In Pension Value and Non-Qualified Deferred Compensation Earnings[4] ($) | All Other Compensation[5] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| **I. Read** Chairman and Chief Executive Officer[6] | 2018 | 1,992,500 | – | 7,030,630 | 6,854,237 | 3,000,000 | 0 | 671,846 | 19,549,213 |
| | 2017 | 1,956,750 | – | 6,631,652 | 14,504,377 | 2,600,000 | 1,748,637 | 472,359 | 27,913,775 |
| | 2016 | 1,905,250 | – | 3,984,592 | 6,628,412 | 4,000,000 | 331,706 | 471,510 | 17,321,470 |
| **F. D'Amelio** Chief Financial Officer, EVP, Business Operations and Global Supply[7] | 2018 | 1,407,917 | – | 2,013,091 | 2,108,995 | 1,310,000 | 0 | 299,826 | 7,139,829 |
| | 2017 | 1,356,750 | – | 1,882,190 | 1,801,215 | 1,120,000 | 1,947,139 | 190,740 | 8,298,034 |
| | 2016 | 1,324,000 | – | 1,144,494 | 1,835,559 | 1,740,000 | 1,469,344 | 180,956 | 7,694,353 |
| **A. Bourla** Chief Operating Officer[8] | 2018 | 1,400,000 | – | 2,592,079 | 3,954,369 | 1,533,000 | 0 | 375,109 | 9,854,557 |
| | 2017 | 1,170,000 | – | 1,651,093 | 1,801,215 | 1,260,000 | 2,767,669 | 186,324 | 8,836,301 |
| | 2016 | 1,117,500 | – | 936,941 | 1,835,559 | 1,788,000 | 2,023,112 | 1,169,333 | 8,870,445 |
| **M. Dolsten** President, Worldwide Research and Development[9] | 2018 | 1,306,250 | – | 2,013,091 | 2,108,995 | 1,326,000 | 0 | 315,863 | 7,070,199 |
| | 2017 | 1,271,250 | – | 1,882,190 | 1,801,215 | 1,150,000 | 1,332,809 | 233,351 | 7,670,815 |
| | 2016 | 1,237,500 | – | 1,144,494 | 1,835,559 | 1,740,000 | 1,043,662 | 1,226,758 | 8,227,973 |
| **J. Young** Group President, Pfizer Innovative Health[10] | 2018 | 1,206,250 | – | 2,013,091 | 2,108,995 | 1,385,000 | 0 | 408,379 | 7,121,715 |
| | 2017 | 1,170,000 | – | 3,882,186 | 3,801,214 | 1,015,000 | 1,156,500 | 481,210 | 11,506,110 |
| | 2016 | 1,130,000 | – | 1,144,494 | 1,835,559 | 1,788,000 | 0 | 1,497,688 | 7,395,741 |

(1) **Stock Awards** column amounts represent for 2018, the grant value of one-third of the PSAs granted in 2018, 2017 and 2016; for 2017, the grant value of RSUs granted to Mr. Young, and, for all NEOs, one-third of the value of the PSAs granted in 2017, 2016 and 2015; and for 2016, one-third of the value of the PSAs granted in 2016 and 2015. The PSA values shown for 2018 represent a target payout based on the probable outcome of the performance conditions determined using the closing stock price on February 22, 2018. The maximum potential values of the PSAs reflected in 2018 (assuming a closing stock price of $35.74) based on the units included here (one-third of the PSAs granted in 2018, 2017 and 2016) would be as follows (subject to rounding): Mr. Read—$14,061,260; Mr. D'Amelio—$4,026,182; Dr. Bourla—$5,184,158; Dr. Dolsten—$4,026,182; and Mr. Young—$4,026,182. The PSA grant date fair values have been determined using Pfizer's closing stock price on the respective grant date.

The PSA amounts for 2018 shown in the table above represent the value of one-third of the grant of the PSAs granted in 2018, 2017 and 2016, consistent with the applicable accounting rules, as only the 2018 PSAs first-year goal, 2017 PSAs second-year goal and 2016 PSAs third-year goal of the three-year performance period beginning in 2018 were set in 2018.

The Committee considered the full value of the 2018 annual LTI award when making the grant, and the amounts shown below represent (subject to rounding) the full grant date fair values using $35.74 per share/unit:

| | I. Read | F. D'Amelio | A. Bourla | M. Dolsten | J. Young |
|---|---|---|---|---|---|
| PSAs at Target ($) | 6,451,249 | 1,985,000 | 3,721,892 | 1,985,000 | 1,985,000 |
| TSRUs ($) | 6,854,237 | 2,108,995 | 3,954,369 | 2,108,995 | 2,108,995 |
| 2018 LTI Award (Full Grant Date Fair Value) ($) | 13,305,486 | 4,093,995 | 7,676,261 | 4,093,995 | 4,093,995 |
| PSAs at Maximum ($) (2x target) | 12,902,498 | 3,970,000 | 7,443,784 | 3,970,000 | 3,970,000 |

(2) **Option Awards** column amounts represent the grant date fair values of the TSRUs awarded for all NEOs for 2018, 2017 and 2016. For 2017, the grant date fair value includes the PTSRUs awarded to Messrs. Read and Young. The grant date fair values have been determined using the Monte Carlo simulation model, based on the assumptions and methodologies described in the company's 2018 Financial Report (Note 13. Share-Based Payments).

(3) **Non-Equity Incentive Plan Compensation** column amounts represent annual incentive awards made to the NEOs for performance in the year noted and paid early in the following year.

(4) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings** column amounts represent the change in pension value for 2018, 2017 and 2016. The 2018 pension amounts reported in the SCT are zero as the change in value for each NEO is negative, as follows: Mr. Read—($1,120,351); Mr. D'Amelio—($337,569); Dr. Bourla—($545,846); Dr. Dolsten—($224,038); and Mr. Young—($251,824). The pension amount represents the difference between the December 31, 2018 and December 31, 2017 present values of age 65 accrued pensions, or the current benefit if the NEO is eligible for an unreduced pension under the Pension Plan and Supplemental Pension Plans, based on the Pension Plan assumptions for each year, as shown in the footnotes to the *"Pension Plan Assumptions"* table later in this Proxy Statement. Further information regarding pension plans is included in the *"2018 Pension Benefits Table"* later in this Proxy Statement consistent with SEC rules.

For Mr. Read, the 2016 amount reported in the SCT takes into account his one-time election of a notional transfer of $30,992,370, which was the present value of the post-2004 Supplemental Pension Plan benefit transferred to the Pfizer Supplemental Savings Plan, effective January 1, 2016, at which time, Mr. Read ceased participating in the pension plan for future service. See "*The Pension Plan and Supplemental Pension Plan Summary*" later in this Proxy Statement. For Mr. Young, the amount shown represents the change in his U.K. pension benefit converted to USD. See discussion later in this Proxy Statement. Additionally, the amount reported in the SCT for Mr. Young for 2016 is zero as the change in pension value was negative.

(5)   **All Other Compensation** column amounts represent the matching contributions made by the company under the Savings Plan, Supplemental Savings Plan and an RSC contribution, plus the incremental cost to the company of perquisites received by each of the NEOs as previously discussed in the *"2018 Incremental Cost of Perquisites"* section.

(6)   Mr. Read was named Executive Chairman, effective January 1, 2019.

(7)   Mr. D'Amelio was promoted to CFO, EVP, Business Operations and Global Supply, effective November 1, 2018.

(8)   Dr. Bourla was named Chief Executive Officer, effective January 1, 2019.

(9)   Dr. Dolsten was promoted to Chief Scientific Officer, President, WRD and Medical, effective January 1, 2019.

(10)  Mr. Young was named Chief Business Officer, Group President, effective January 1, 2019.

## 2018 Grants of Plan-Based Awards Table

This table provides additional information about non-equity incentive awards and long-term equity incentive awards granted to our NEOs during 2018. The long-term incentive awards were made under the 2014 Stock Plan, and are described in the CD&A section *"Elements of Our Executive Compensation Program."*

| Name (A) | Grant Date (B) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares or Units (#)(I) | All Other TSRU Awards: Number of Securities Underlying TSRUs[3][4] (#)(J) | Exercise Or Base Price of TSRU Awards ($/Sh)(K) | Grant Date Fair Value of Stock and TSRU Awards[4] ($)(L) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($)(C) | Target ($)(D) | Maximum ($)(E) | Threshold (#)(F) | Target[3] (#)(G) | Maximum (#)(H) | | | | |
| **I. Read**[5] | 2/22/2018 | | | | | | | | 469,577 | 35.74 | 3,446,695 |
| | | | | | | | | | 392,574 | 35.74 | 3,407,542 |
| | | 0 | 2,745,900 | 5,491,800 | 0 | 196,716 | 393,432 | | | | 7,030,630 |
| **F. D'Amelio*** | 2/22/2018 | | | | | | | | 144,485 | 35.74 | 1,060,520 |
| | | | | | | | | | 120,792 | 35.74 | 1,048,475 |
| | | 0 | 1,211,632 | 2,423,264 | 0 | 56,326 | 112,652 | | | | 2,013,091 |
| **A. Bourla** | 2/22/2018 | | | | | | | | 270,910 | 35.74 | 1,988,479 |
| | | | | | | | | | 226,485 | 35.74 | 1,965,890 |
| | | 0 | 1,406,100 | 2,812,200 | 0 | 72,526 | 145,052 | | | | 2,592,079 |
| **M. Dolsten**[5] | 2/22/2018 | | | | | | | | 144,485 | 35.74 | 1,060,520 |
| | | | | | | | | | 120,792 | 35.74 | 1,048,475 |
| | | 0 | 1,193,900 | 2,387,800 | 0 | 56,326 | 112,652 | | | | 2,013,091 |
| **J. Young** | 2/22/2018 | | | | | | | | 144,485 | 35.74 | 1,060,520 |
| | | | | | | | | | 120,792 | 35.74 | 1,048,475 |
| | | 0 | 1,193,900 | 2,387,800 | 0 | 56,326 | 112,652 | | | | 2,013,091 |

\* Promoted effective November 1, 2018; the table above reflects the prorated target and maximum (non-equity incentive plan awards) based on applicable midpoints during the year.

(1) The amounts represent the threshold, target and maximum annual incentive award payout for the January 1, 2018–December 31, 2018 performance period. The actual 2018 payout is reported in the *"2018 Summary Compensation Table"* in the "Non-Equity Incentive Plan Compensation" column.

(2) The amounts represent the threshold, target and maximum share payouts under our Performance Share Awards. The PSAs are designed to reward the achievement of three one-year operating goals and relative TSR over the three-year performance period. The "target" amount shown represents one-third of each of the 2016, 2017 and 2018 PSA grants (as noted earlier in this Proxy Statement). The payment for below threshold performance is 0%. See *"SCT footnote 1"* for further information on the full value of the 2018 PSA grant.

(3) Consistent with historical practice, long-term incentive grant values are converted into units using the closing stock price/value on the first trading day of the week of grant. The PSA values were converted into units using the closing stock price of $36.01 on February 20, 2018; the 5-Year and 7-Year TSRU award values were converted using $6.92 and $8.28, respectively, the estimated values using the Monte Carlo Simulation model as of February 20, 2018. PSAs generally vest three years from the grant date. The 5-Year and 7-Year TSRUs also generally vest three years from the grant date and are settled five or seven years from the grant date, respectively. Effective with the February 2015 annual long-term incentive grant, additional PSAs were granted in lieu of RSUs. As such, no RSUs were granted as part of the 2018 annual LTI program to the NEOs.

(4) The amounts shown represent the award values as of the grant date (subject to rounding) of the equity awards. The values for the PSAs, 5-Year and 7-Year TSRUs are shown at the respective fair values of $35.74, $7.34 and $8.68, as of February 22, 2018.

(5) Profit Units listed on the *"2018 Outstanding Equity Awards at Fiscal Year-End Table"* are not treated as a grant as these converted from the exercise of vested TSRUs.

## 2018 Outstanding Equity Awards at Fiscal Year-End Table

The following table details the outstanding equity awards held by our NEOs as of December 31, 2018.

| Name (A) | Grant Date/ Performance Share Period[1] | Option/TSRU Awards[2] | | | | | | | Stock Awards[2] | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options Exercisable (#)(B) | Number of Securities Underlying Unexercised Options Unexercisable (#)(C) | Number of Securities Underlying Unexercised TSRUs Vested (#)(B) | Number of Securities Underlying Unexercised TSRUs Unvested (#)(C) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D) | Option/ TSRU Exercise Price ($)(E) | Option/ TSRU Expiration Date (F) | Number of Shares or Units of Stock That Have Not Vested (#)(G) | Market Value of Shares or Units of Stock That Have Not Vested ($)(H) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J) |
| I. Read | 2/27/2014 | | | 437,158 | | | 32.23 | 2/27/2021 | | | | |
| | 2/26/2015 | | | 402,685 | | | 34.59 | 2/26/2022 | | | | |
| | 2/25/2016 | | | | 560,345 | | 30.59 | 2/25/2021 | | | | |
| | 2/25/2016 | | | | 500,770 | | 30.59 | 2/25/2023 | | | | |
| | 2/23/2017 | | | | 527,597 | | 34.06 | 2/23/2022 | | | | |
| | 2/23/2017 | | | | 438,005 | | 34.06 | 2/23/2024 | | | | |
| | 12/29/2017[3] | | | | 1,372,213 | | 36.22 | 12/29/2022 | | | | |
| | 2/22/2018 | | | | 469,577 | | 35.74 | 2/22/2023 | | | | |
| | 2/22/2018 | | | | 392,574 | | 35.74 | 2/22/2025 | | | | |
| | 11/2/2018[4] | | | | | | | | 1,108,649 | 48,392,529 | | |
| | 1/1/2016– 12/31/2018 | | | | | | | | | | 216,306 | 9,441,757 |
| | 1/1/2017– 12/31/2019 | | | | | | | | | | 193,337 | 8,439,160 |
| | 1/1/2018– 12/31/2020 | | | | | | | | | | 180,505 | 7,879,043 |
| F. D'Amelio | 2/23/2012 | 185,185 | | | | | 21.03 | 2/23/2019 | | | | |
| | 2/28/2013 | 173,675 | | | | | 27.37 | 2/28/2020 | | | | |
| | 2/27/2014 | 182,247 | | | | | 32.23 | 2/27/2019 | | | | |
| | 2/27/2014 | 145,150 | | | | | 32.23 | 2/27/2021 | | | | |
| | 2/26/2015 | 144,928 | | | | | 34.59 | 2/26/2020 | | | | |
| | 2/26/2015 | 120,805 | | | | | 34.59 | 2/26/2022 | | | | |
| | 2/25/2016 | | | | 155,172 | | 30.59 | 2/25/2021 | | | | |
| | 2/25/2016 | | | | 138,675 | | 30.59 | 2/25/2023 | | | | |
| | 2/23/2017 | | | | 146,104 | | 34.06 | 2/23/2022 | | | | |
| | 2/23/2017 | | | | 121,294 | | 34.06 | 2/23/2024 | | | | |
| | 2/22/2018 | | | | 144,485 | | 35.74 | 2/22/2023 | | | | |
| | 2/22/2018 | | | | 120,792 | | 35.74 | 2/22/2025 | | | | |
| | 1/1/2016– 12/31/2018 | | | | | | | | | | 59,900 | 2,614,635 |
| | 1/1/2017– 12/31/2019 | | | | | | | | | | 53,540 | 2,337,021 |
| | 1/1/2018– 12/31/2020 | | | | | | | | | | 55,540 | 2,424,321 |

| Name (A) | Grant Date/ Performance Share Period[1] | Option/TSRU Awards[2] | | | | | | | Stock Awards[2] | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options Exercisable (#)(B) | Number of Securities Underlying Unexercised Options Unexercisable (#)(C) | Number of Securities Underlying Unexercised TSRUs Vested (#)(B) | Number of Securities Underlying Unexercised TSRUs Unvested (#)(C) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D) | Option/ TSRU Exercise Price ($)(E) | Option/ TSRU Expiration Date (F) | Number of Shares or Units of Stock That Have Not Vested (#)(G) | Market Value of Shares or Units of Stock That Have Not Vested ($)(H) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J) |
| **A. Bourla** | 2/23/2012 | | | 36,008 | | | 21.03 | 2/23/2019 | | | | |
| | 2/28/2013 | | | 33,135 | | | 27.37 | 2/28/2020 | | | | |
| | 2/27/2014 | | | 64,322 | | | 32.23 | 2/27/2019 | | | | |
| | 2/27/2014 | | | 51,230 | | | 32.23 | 2/27/2021 | | | | |
| | 2/26/2015 | | | 88,567 | | | 34.59 | 2/26/2020 | | | | |
| | 2/26/2015 | | | 73,826 | | | 34.59 | 2/26/2022 | | | | |
| | 2/25/2016 | | | | 155,172 | | 30.59 | 2/25/2021 | | | | |
| | 2/25/2016 | | | | 138,675 | | 30.59 | 2/25/2023 | | | | |
| | 2/23/2017 | | | | 146,104 | | 34.06 | 2/23/2022 | | | | |
| | 2/23/2017 | | | | 121,294 | | 34.06 | 2/23/2024 | | | | |
| | 2/22/2018 | | | | 270,910 | | 35.74 | 2/22/2023 | | | | |
| | 2/22/2018 | | | | 226,485 | | 35.74 | 2/22/2025 | | | | |
| | 1/1/2016– 12/31/2018 | | | | | | | | | | 59,900 | 2,614,635 |
| | 1/1/2017– 12/31/2019 | | | | | | | | | | 53,540 | 2,337,021 |
| | 1/1/2018– 12/31/2020 | | | | | | | | | | 104,138 | 4,545,624 |
| **M. Dolsten** | 2/28/2013 | | | 164,534 | | | 27.37 | 2/28/2020 | | | | |
| | 2/27/2014 | | | 126,366 | | | 32.23 | 2/27/2021 | | | | |
| | 2/26/2015 | | | 144,928 | | | 34.59 | 2/26/2020 | | | | |
| | 2/26/2015 | | | 120,805 | | | 34.59 | 2/26/2022 | | | | |
| | 2/25/2016 | | | | 155,172 | | 30.59 | 2/25/2021 | | | | |
| | 2/25/2016 | | | | 138,675 | | 30.59 | 2/25/2023 | | | | |
| | 2/23/2017 | | | | 146,104 | | 34.06 | 2/23/2022 | | | | |
| | 2/23/2017 | | | | 121,294 | | 34.06 | 2/23/2024 | | | | |
| | 2/22/2018 | | | | 144,485 | | 35.74 | 2/22/2023 | | | | |
| | 2/22/2018 | | | | 120,792 | | 35.74 | 2/22/2025 | | | | |
| | 9/13/2018[5] | | | | | | | | 183,107 | 7,992,621 | | |
| | 1/1/2016– 12/31/2018 | | | | | | | | | | 59,900 | 2,614,635 |
| | 1/1/2017– 12/31/2019 | | | | | | | | | | 53,540 | 2,337,021 |
| | 1/1/2018– 12/31/2020 | | | | | | | | | | 55,540 | 2,424,321 |

| Name (A) | Grant Date/ Performance Share Period(1) | Option/TSRU Awards(2) | | | | | | | Stock Awards(2) | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options Exercisable (#)(B) | Number of Securities Underlying Unexercised Options Unexercisable (#)(C) | Number of Securities Underlying Unexercised TSRUs Vested (#)(B) | Number of Securities Underlying Unexercised TSRUs Unvested (#)(C) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D) | Option/ TSRU Exercise Price ($)(E) | Option/ TSRU Expiration Date (F) | Number of Shares or Units of Stock That Have Not Vested (#)(G) | Market Value of Shares or Units of Stock That Have Not Vested ($)(H) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J) |
| **J. Young** | 2/23/2012 | | | 43,724 | | | 21.03 | 2/23/2019 | | | | |
| | 2/28/2013 | | | 100,548 | | | 27.37 | 2/28/2020 | | | | |
| | 2/27/2014 | | | 154,374 | | | 32.23 | 2/27/2019 | | | | |
| | 2/27/2014 | | | 122,951 | | | 32.23 | 2/27/2021 | | | | |
| | 2/26/2015 | | | 144,928 | | | 34.59 | 2/26/2020 | | | | |
| | 2/26/2015 | | | 120,805 | | | 34.59 | 2/26/2022 | | | | |
| | 2/25/2016 | | | | 155,172 | | 30.59 | 2/25/2021 | | | | |
| | 2/25/2016 | | | | 138,675 | | 30.59 | 2/25/2023 | | | | |
| | 2/23/2017 | | | | 146,104 | | 34.06 | 2/23/2022 | | | | |
| | 2/23/2017 | | | | 121,294 | | 34.06 | 2/23/2024 | | | | |
| | 12/29/2017(3) | | | | 343,053 | | 36.22 | 12/29/2022 | 57,172 | 2,495,558 | | |
| | 2/22/2018 | | | | 144,485 | | 35.74 | 2/22/2023 | | | | |
| | 2/22/2018 | | | | 120,792 | | 35.74 | 2/22/2025 | | | | |
| | 1/1/2016–12/31/2018 | | | | | | | | | | 59,900 | 2,614,635 |
| | 1/1/2017–12/31/2019 | | | | | | | | | | 53,540 | 2,337,021 |
| | 1/1/2018–12/31/2020 | | | | | | | | | | 55,540 | 2,424,321 |

(1) For better understanding of this table, we have included an additional column showing the grant dates of TSRUs, PTSRUs, RSUs and the associated performance periods for the PSAs. The PSAs shown represent the full grant.

(2) Vesting Provisions:

TSRUs vest and are settled in accordance with the schedule below:

| Grant Date | Vesting |
|---|---|
| 2/23/2012<br>2/28/2013 | Full vesting after 3 years and payable after 7 years |
| 2/27/2014<br>2/26/2015<br>2/25/2016<br>2/23/2017<br>2/22/2018 | Full vesting after 3 years and payable after 5 years or 7 years |

(3) Messrs. Read and Young received special equity awards of PTSRUs and for Mr. Young only, RSUs, on December 29, 2017.

Mr. Read's grant of PTSRUs will vest only if the following conditions are both met: (i) he remains employed through March 31, 2019 and is either employed or complies with a non-compete requirement through March 31, 2021, and (ii) Pfizer's TSR is at least 25% on average for 30 consecutive trading days through December 29, 2022.

The vesting criteria of Mr. Young's grant of PTSRUs are substantially similar to that of Mr. Read, except that his award requires him to remain continuously employed through December 29, 2020. Mr. Young also received a grant of RSUs that vests one third on each of the second, third and fourth anniversaries of grant.

(4) On November 2, 2018, Mr. Read "exercised" the following TSRUs and received the resulting Profit Units:

| TSRUs Exercised | TSRUs | Profit Units | Distribution Date |
|---|---|---|---|
| 2/23/2012 – 7 Year | 668,724 | 462,026 | 2/23/2019 |
| 2/28/2013 – 7 Year | 539,305 | 282,657 | 2/28/2020 |
| 2/27/2014 – 5 Year | 548,885 | 213,830 | 2/27/2019 |
| 2/26/2015 – 5 Year | 483,092 | 150,136 | 2/26/2020 |
| **Total:** | | **1,108,649** | |

(5) On September 13, 2018, Dr. Dolsten "exercised" the following TSRUs and received the resulting Profit Units:

| TSRUs Exercised | TSRUs | Profit Units | Distribution Date |
|---|---|---|---|
| 2/23/2012 – 7 Year | 185,185 | 125,457 | 2/23/2019 |
| 2/27/2014 – 5 Year | 158,662 | 57,650 | 2/27/2019 |
| **Total:** | | **183,107** | |

## 2018 Option/TSRU Exercises and Stock Vested Table

The following table provides additional information about the value realized by the NEOs on option/TSRU award exercises/settlements and stock/unit award vesting that occurred during 2018. Note: the "exercises" of the TSRUs listed above are not reported in the table below until the Profit Units are distributed.

| | TSRU Awards | | | Option Awards | | Restricted Stock/Restricted Stock Units | | | Performance Shares 2015-2017 Paid February 2018[1] | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Number of Shares Withheld to Cover Taxes (#) | Value Realized on Exercise ($)[2] | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Number of Shares Withheld to Cover Taxes (#) | Value Realized on Vesting ($) | Number of Shares Acquired on Vesting (#) | Number of Shares Withheld to Cover Taxes (#) | Value Realized on Vesting ($) |
| **I. Read** | 847,280 | 384,318 | 30,735,154 | – | – | – | – | – | 286,952 | 130,849 | 10,643,050 |
| **F. D'Amelio** | 200,773 | 94,216 | 7,284,127 | – | – | – | – | – | 86,086 | 42,157 | 3,192,930 |
| **A. Bourla** | 32,977 | 12,071 | 1,196,513 | – | – | – | – | – | 52,608 | 0 | 1,951,231 |
| **M. Dolsten** | 196,445 | 92,101 | 7,126,973 | – | – | – | – | – | 86,086 | 42,157 | 3,192,930 |
| **J. Young** | 77,244 | 35,529 | 2,803,250 | – | – | – | – | – | 86,086 | 42,157 | 3,192,930 |

(1) The PSAs earned were determined based on relative TSR performance over the 2015-2017 performance period and were paid on February 26, 2018, with a fair market value of $37.09. Dr. Bourla elected to defer 100% of his PSA payment into the Pfizer Inc. Deferred Compensation Plan.

(2) Represents TSRUs, which were granted on: (i) February 24, 2011, and settled on February 24, 2018 (including Mr. Read's premium-priced 7-year TSRUs) using the settlement price (20 day average) of $35.98 and a fair market value of $36.36 and (ii) February 28, 2013 and settled on February 28, 2018 using the settlement price of $35.70 and a fair market value of $36.31.

## Retirement Benefits

The following 2018 Pension Benefits Table shows the present value of accumulated benefits payable to each of our NEOs (other than Mr. Young) under the Pfizer Consolidated Pension Plan* (the Pension Plan or the PCPP), which retains both the Pfizer and legacy company pension formulas, including: the Wyeth Retirement Plan U.S. (the Wyeth Sub-Plan) and the Pfizer Retirement Annuity Plan (PRAP Sub-Plan) formulas. Included are benefits earned under the related Pfizer Inc. Consolidated Supplemental Pension Plan for United States and Puerto Rico employees* (the Supplemental Pension Plan), which includes both the Pfizer and legacy company pension formulas and the Wyeth Supplemental Executive Retirement Plan (collectively, the Supplemental Plans). Except for Mr. Young, pension benefits for all eligible U.S.-based employees, including the eligible NEOs, were provided under the Pension Plan and Supplemental Plan formulas. The amounts reported for Mr. Young (converted from GBP to USD using exchange rates (£ per $1) of 0.739372 and 0.782105 as of December 31, 2017 and December 31, 2018, respectively), represent the benefits earned under the Pfizer Group Pension Scheme (the U.K. Pension Plan) and the related Unfunded Unapproved Retirement Benefits Scheme (the U.K. Supplemental Plan, together the U.K. Plans) in which he participated until August 2012, when he transferred to the U.S. Under the terms of the U.K. Plans, upon his departure from the U.K., Mr. Young ceased accruing service credits, his compensation taken into account under the U.K. Plans was frozen and he receives annual pension consumer price index increases as legally required under U.K. law.

*** The Pension Plan and Supplemental Pension Plan were closed to new participants effective January 1, 2011 and were frozen for future accruals and eligible salary on December 31, 2017.**

## 2018 Pension Benefits Table

| Name | Plan Name | Number of Years of Credited Service (#) | Age 65 Single-Life Annuity Payment ($) | Present Value of Accumulated Benefit ($)[1] | Payments During Last Fiscal Year ($) | Immediate Annuity Payable on 12/31/2018 ($) | Lump Sum Value ($) |
|---|---|---|---|---|---|---|---|
| I. Read[2] | Pension Plan | 35 | 140,400 | 1,858,657 | 0 | 140,400 | 1,866,664 |
| | Supplemental Plan | | 954,979 | 12,716,111 | 0 | 954,979 | 12,696,783 |
| F. D'Amelio | Pension Plan | 10 | 42,679 | 470,040 | 0 | 35,850 | 528,658 |
| | Supplemental Plan[3] | | 788,714 | 8,691,501 | 0 | 662,519 | 9,769,776 |
| A. Bourla[4] | Pension Plan | 24 | 99,613 | 926,148 | 0 | 68,401 | 1,086,243 |
| | Supplemental Plan | | 808,408 | 7,518,461 | 0 | 555,107 | 8,803,426 |
| M. Dolsten[5] | Pension Plan | 9 | 41,404 | 467,927 | 0 | 34,326 | 570,977 |
| | Supplemental Plan | | 431,209 | 4,798,386 | 0 | 357,588 | 5,759,387 |
| J. Young[6] | U.K. Pension Plan | 23 | 553,367 | 7,249,666 | 0 | 0 | 0 |
| | U.K. Supplemental Plan | 1 | 20,874 | 383,580 | 0 | 0 | 0 |

(1) The present value of these benefits is based on the December 31, 2018 Pension Plan Assumptions on page 99, used in determining our annual pension expense for fiscal 2019.

(2) The Pension Plan amount for Mr. Read reflects his attainment of the "Rule of 90" (age plus service greater than or equal to 90) in November 2010. This provides him with an unreduced pension benefit upon his retirement. (See "*The Pension Plan and Supplemental Pension Plan Summary*" discussion on page 98.)

(3) Mr. D'Amelio's Supplemental Pension Plan benefits reflect the inclusion of an additional six years of benefit accrual service for pension purposes that were provided under the terms of his offer letter in 2007. The amounts shown include $305,409 in the Supplemental Pension Plan Age 65 Single-Life Annuity Payment and $3,365,564 in the Supplemental Pension Plan Present Value of Accumulated Benefits, both of which are attributable to the additional six years of service.

(4) The benefits shown for Dr. Bourla reflect an offset attributable to the value of 12,797,337 GRD in cumulative employer contributions that Pfizer made to the Greek TSAY (Greece Fund for Health Professionals), a government sponsored plan on his behalf from 1993 to 1999. For this purpose, the values were $44,739 and $42,884 converted from GRD to USD using exchange rates of 0.003496 GRD/USD and 0.003351 GRD/USD as of December 31, 2017 and December 31, 2018, respectively.

(5) Prior to 2012, the retirement benefits for Dr. Dolsten were based on the provisions of the Wyeth Sub-Plan formula and the Wyeth Supplemental Executive Retirement Plan formula.

(6) Mr. Young transferred from the U.K. to the U.S. in August 2012 and the table reflects benefits accrued during his participation in the U.K. Plans plus legally required U.K. pension consumer price index increases. The amount reported represents the present value of the accrued benefit, payable at age 65. Due to changes in the U.K. pension laws, Mr. Young ceased participation in the U.K. Pension Plan and commenced participation in the U.K. Supplemental Plan on April 1, 2011. He does not participate in the Pension Plan or the Supplemental Plan. The benefits were converted from GBP to USD using exchange rates (£ per $1) of 0.739372 and 0.782105 as of December 31, 2017 and December 31, 2018, respectively. In addition, Mr. Young was provided with survivor benefits for his U.K. pension that, in the event of his death while in active service, would provide his spouse with 50% of his accrued U.K. benefit, consistent with survivor benefits provided to all other active U.K. employees in the U.K. Pension Plan.

We have included an additional column titled "Age 65 Single-Life Annuity Payment" in the *"2018 Pension Benefits Table"* above. The amounts listed in this column represent the amount payable to the executive upon attaining age 65, assuming termination of employment on December 31, 2018.

We have also added a column showing the immediately payable pension benefit, as well as a column showing the lump sum value of that benefit for those NEOs who meet the criteria for benefit commencement under the Pension Plan.

## The Pension Plan and Supplemental Pension Plan Summary

The Pension Plan is a frozen, funded, tax-qualified, non-contributory defined benefit pension plan that covers certain employees, including most of the NEOs. The following table summarizes the pension plan terms, including the legacy plan benefits for our NEOs.

**Pfizer's Pension Plan[1]**

| Name | Time Frame | Plans | Pension Earnings | Formula | Form of Payment |
|------|-----------|-------|------------------|---------|-----------------|
| All NEOs (excluding J. Young) | Current (Frozen as of December 31, 2017) | Pension Plan/ Supplemental Pension Plan | Highest five-calendar year average of salary and bonus[2] earned for the year (up until December 31, 2017)<br><br>Earnings up to the tax limit are included under the Pension Plan; benefits on excess earnings are accrued under the Supplemental Pension Plan | Pfizer formula: Greater of (1.4% of Pension Earnings) x years of service; or (1.75% of Pension Earnings −1.5% primary social security benefit) x years of service[1] (up until December 31, 2017; capped at 35 years) | Annuity or Lump sum (if retirement eligible) |

**Legacy Plans**

| Name | Time Frame | Plans | Pension Earnings | Formula | Form of Payment |
|------|-----------|-------|------------------|---------|-----------------|
| M. Dolsten | Pension benefits earned prior to January 2012 | Wyeth Sub-Plan/ Supplemental Plans | Highest five-year average of the last 10 years of salary and bonus paid during the year (up until December 31, 2017) | (2% of Pension Earnings -1/60th of annual primary social security benefit up until December 31, 2017) x years of service (up until December 31, 2011, capped at 30) | Annuity or Lump sum |
| J. Young | Pension benefits earned prior to August 2012 | U.K. Pension Plan/ U.K. Supplemental Plan | Basic salary | After 2010: 1.75% of Pension Earnings x years of service<br><br>Prior to 2011: 2.22% of Pension Earnings x years of service | Annuity |

(1) Compensation covered by the Pension Plan and the related Supplemental Pension Plan for 2017 equals the sum of the amounts for 2017 in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the "*2017 Summary Compensation Table.*"
(2) Certain bonuses are not included in Pension Earnings.

### GENERAL

Contributions to the Pension Plan are made entirely by Pfizer and are paid into a trust fund from which benefits are paid. Under the Pension Plan (which was frozen on December 31, 2017), the amount of annual earnings that may be considered in calculating benefits and the maximum annual pension benefit is limited by law. Under the Supplemental Plans (also frozen on December 31, 2017), Pfizer provides, out of its general assets, amounts substantially equal to the difference between the amount that would have been paid in the absence of these IRC limits and the amount that may be paid under the Pension Plan. The Supplemental Plans are non-funded; however, in certain circumstances Pfizer has established and funded trusts to secure obligations under the Supplemental Plans. In 2015, for eligible active participants, an offer was made to allow a one-time election of a notional transfer of the post-2004 Supplemental Pension Plan benefit to the Pfizer Supplemental Savings Plan (PSSP) effective January 2016. Mr. Read was eligible for the offer and chose to elect the transfer which was in the amount of $30,992,370. It represents a transfer amount of $26,964,478 in January 2016, with the remaining amount of $4,027,892 transferred in March 2016. By electing the notional transfer, Mr. Read ceased participating in the Pension Plan effective December 31, 2015. The remaining benefit not transferred is unchanged and will be payable to him consistent with the terms of the plan. The change in pension value reported in the SCT represents the impact of interest rates and mortality on his remaining benefit. The Board policy on pension benefits for Executives will be applied as if the notional transfer had not been made (discussed later in this Proxy Statement).

The present value of accumulated benefits has been computed based on the assumptions as of December 31, 2018 in the following table, which was used in developing our financial statement disclosures:

## PENSION PLAN ASSUMPTIONS[1]

| Assumptions as of | 12/31/2016 | 12/31/2017 | 12/31/2018 |
|---|---|---|---|
| **Discount Rate** | 4.41% for qualified pension plans, 4.24% for non-qualified pension plans | 3.76% for qualified pension plans, 3.73% for non-qualified pension plans | 4.38% for qualified pension plans, 4.30% for non-qualified pension plans |
| **Lump Sum Interest Rate** | For PRAP Sub-Plan, rates based on implied forward rates developed from the November 2016 full yield curve published by the IRS in December 2016 for PPA funding calculation purposes adjusted based on the movement in the Mercer Yield Curve spot rates during December 2016. For Wyeth Sub-Plan, 125% of the conversion factors used for PRAP Sub-Plan | For PRAP Sub-Plan, rates based on implied forward rates developed from the November 2017 full yield curve published by the IRS in December 2017 for PPA funding calculation purposes adjusted based on the movement in the Mercer Yield Curve spot rates during December 2017. For Wyeth Sub-Plan, 125% of the conversion factors used for PRAP Sub-Plan | For PRAP Sub-Plan, rates based on implied forward rates developed from the November 2018 full yield curve published by the IRS in December 2018 for PPA funding calculation purposes adjusted based on the movement in the Mercer Yield Curve spot rates during December 2018. For Wyeth Sub-Plan, 125% of the conversion factors used for PRAP Sub-Plan |
| **Percent Electing Lump Sum** | 80%/70%[2]—PRAP 65%[3]—Wyeth | 80%/70%[2]—PRAP 65%[3]—Wyeth | 80%/70%[2]—PRAP 65%[3]—Wyeth |
| **Mortality Table for Lump Sums** | Unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7-15 years) | Unisex mortality table specified by IRS Notice 2017-60, based on RP-2014 table, with projected mortality improvements | Unisex mortality table specified by IRS Notice 2017-60, based on RP-2014 table, with projected mortality improvements |
| **Mortality Table for Annuities** | RP-2014 annuitant mortality table, adjusted to remove post-2007 improvement projections | RP-2014 annuitant mortality table, adjusted to remove post-2006 improvement projections | RP-2014 annuitant mortality table, adjusted to remove post-2006 improvement projections |
| **Mortality Improvement Scale for Annuities** | MMP-2016 projection scale, which assumes an ultimate rate of improvement of 1.2% for ages below 65 and grades linearly to zero at age 115. The grade-down period to the ultimate rate occurs over a 10-year period based on age and a 15-year period based on year of birth | MMP-2016 projection scale, which assumes an ultimate rate of improvement of 1.2% for ages below 65 and grades linearly to zero at age 115. The grade-down period to the ultimate rate occurs over a 10-year period based on age and a 15-year period based on year of birth | MMP-2018 projection scale, which assumes an ultimate rate of improvement of 1.2% for ages below 65 and grades linearly to zero at age 115. The grade-down period to the ultimate rate occurs over a 10-year period based on age and a 15-year period based on year of birth, with the grade-down period weighted 67% for birth cohorts and 33% for the ultimate rates of improvement |

(1) These assumptions are also used to determine the change in pension value in the "*2018 Summary Compensation Table*."
(2) 80% relates to the PRAP Sub-Plan and 70% relates to the Pfizer benefit formula in the Supplemental Pension Plan (only applies to the extent the executive is eligible to receive a lump sum).
(3) 65% relates to the Wyeth Sub-Plan and the Wyeth benefit formula in the Supplemental Pension Plan.

For the purpose of computing the Lump Sum Values shown in the Pension Benefits Table, lump sum interest rates as of January 1, 2019 are 3.21% for annuity payments expected to be made during the first 5 years, 4.26% for payments after 5 and up to 20 years, and 4.55% for payments made after 20 years. For the portion of the Wyeth formula benefit accrued prior to January 1, 2012, the lump sum assumption as of January 1, 2019 is based on the Unisex 1994 Group Annuity Mortality table blended 50% Male and 50% Female, and an interest rate of 1.50%, which is 120% of the November 2018 immediate PBGC lump sum interest rate used to calculate lump sums during the first quarter of 2019.

## EARLY RETIREMENT PROVISIONS

Under the Pension Plan and Supplemental Plan, the normal retirement age is 65. Under the PRAP Sub-Plan, if a participant terminates employment with an age and years of service combination equal to or greater than 90, the employee is entitled to receive either an annuity or an equivalent lump sum that is unreduced under the terms of the Pension Plan or the Supplemental Pension Plan for early payment. Mr. Read attained this milestone during 2010. Under the PRAP Sub-Plan, if an employee retires on or after age 55 with 10 or more years of service, that participant may elect to receive either an early retirement annuity or lump sum payment, reduced by 4% per year (prorated for partial years) for each year between benefit commencement and age 65. If an employee does not satisfy any of the above criteria and has three years of vesting service under the Pension Plan, that participant may elect to receive an annuity starting on or after age 55, reduced by 6% per year for each year (prorated for partial years) prior to age 65, or beginning in 2019, an immediate annuity or lump sum actuarially reduced to the age at distribution, if elected within a six month window after termination.

## BOARD POLICY ON PENSION BENEFITS FOR EXECUTIVES

The Board has a policy to seek shareholder approval prior to the payment of amounts to any senior executive from the company's defined benefit pension plans if his or her benefit, computed as a single life annuity, will exceed 100% of the senior executive's final average salary, as calculated at the discretion of the Committee. This policy applies to all benefit accruals after

January 1, 2006. For purposes of this policy, "final average salary" means the average of the highest five calendar years' earnings (as defined by the Committee and not based on the legacy pension plan definition), where earnings include salary earned during the year and annual cash incentives (or bonus) earned for the year. This policy will be applied as if the notional transfer of certain supplemental benefits had not been made.

## 2018 Non-Qualified Deferred Compensation Table[(1)]

This table summarizes activity during 2018 and account balances in our various non-qualified savings and deferral plans for our NEOs. The following plans permit the executives to defer eligible earnings on a pre-tax basis: Pfizer Supplemental Savings Plan (PSSP) and DCP. Other than employer contributions to the PSSP, the account balances in these plans are generally attributable to deferrals of previously earned compensation and the earnings on those amounts. In addition to employee deferrals, the PSSP has two types of company contributions—a company matching contribution and the RSC described in more detail below. The PSSP is a non-qualified supplemental savings plan that provides for the deferral of compensation that otherwise could have been deferred under the related tax-qualified savings plan (PSP) but for the application of certain IRC limitations, plus company matching contributions based on the executive's contributions and the RSC. In addition, the PSSP accepts the transfer of Post-2004 Supplemental Pension Plan benefits into the plan and are treated as re-deferrals as required by IRC Section 409A. Effective January 1, 2018, generally all eligible U.S. based colleagues (including the NEOs) are eligible to participate in the RSC.

| Name | Plan[(2)] | Executive Contributions In 2018 ($) | Pfizer Contributions in 2018 ($)[(3)] | Aggregate Earnings in 2018 ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at 12/31/2018 ($)[(4)] |
|---|---|---|---|---|---|---|
| I. Read | PSSP | 259,050 | 350,237 | 2,735,491 | — | 44,505,520 |
| | Deferred GPP | — | — | — | — | — |
| | Deferred PSA | — | — | 319,043 | — | 7,987,274 |
| | Deferred RSU | — | — | 2,345,994 | — | 35,502,612 |
| | **Total:** | **259,050** | **350,237** | **5,400,528** | **—** | **87,995,406** |
| F. D'Amelio | PSSP | 135,175 | 204,719 | 23,279 | — | 4,771,928 |
| | Deferred GPP | — | — | — | — | — |
| | **Total:** | **135,175** | **204,719** | **23,279** | **—** | **4,771,928** |
| A. Bourla | PSSP | 357,750 | 231,950 | (166,089) | — | 3,403,329 |
| | Deferred GPP | — | — | — | — | — |
| | Deferred PSA | 1,951,231 | — | 598,039 | — | 3,351,818 |
| | Deferred RSU | — | — | 445,859 | — | 2,248,820 |
| | **Total:** | **2,308,981** | **231,950** | **877,809** | **—** | **9,003,967** |
| M. Dolsten | PSSP | 130,875 | 192,344 | 41,786 | — | 2,268,047 |
| | Deferred GPP | — | — | — | — | — |
| | Deferred RSU | — | — | 1,015,349 | — | 13,990,230 |
| | **Total:** | **130,875** | **192,344** | **1,057,135** | **—** | **16,258,277** |
| J. Young | PSSP | 155,700 | 264,119 | (131,644) | — | 2,839,701 |
| | Deferred GPP | — | — | — | — | — |
| | Deferred RSU | — | — | 605,073 | — | 3,062,331 |
| | **Total:** | **155,700** | **264,119** | **473,429** | **—** | **5,902,032** |

(1) Contribution amounts in this table have been reflected in the "*2018 Summary Compensation Table*" and prior years' summary compensation tables, as applicable. Aggregate earnings are not reflected in the "*2018 Summary Compensation Table*" and were not reflected in prior years' summary compensation tables.

(2) The PSSP contributions were based on the executive's deferral election and the salary shown in the "*2018 Summary Compensation Table,*" as well as annual incentive awards paid in 2018, previously reported in 2017. The reported PSSP values include legacy Wyeth Supplemental Employee Savings Plan (Wyeth SESP) earnings and balances for Dr. Dolsten.

(3) Represents PSSP company matching contributions and RSC earned in 2018 and reported in the "*2018 Summary Compensation Table*" under the "All Other Compensation" column.

(4) Amounts reported in the Aggregate Balance column reflect the cumulative value of the NEOs' deferral activities, including employee contributions, company matching contributions/RSC, withdrawals and investment earnings thereon as of December 31, 2018. The amounts reported do not include the fourth quarter 2018 matching contributions or the RSC earned in 2018 because they were credited in early 2019; such amounts are included in this table under the "Pfizer Contributions in 2018" column and in the "*2018 Summary Compensation Table*" under the "All Other Compensation" column (based on the year contributions were earned). Additionally, the amount in the "Aggregate Balance" column reported for Mr. Read includes the $30,992,370 one-time notional transfer of the post-2004 Supplemental Pension Plan benefit to the PSSP in January and March 2016.

## Pfizer Savings Plans

### GENERAL

The company provides the PSP and the PSSP to U.S.-based employees who meet the eligibility requirements. Employer contribution amounts are reflected in the *"2018 Summary Compensation Table"* or prior years' summary compensation tables, as applicable. Note that investment earnings have not been included in the *"2018 Summary Compensation Table"*.

For 2018, the tax law limits:

- the "additions" that may be allocated to a participating employee's PSP account to $55,000 per year (or $61,000 per year for eligible participants age 50 and over). "Additions" include matching contributions, RSC, before-tax contributions, Roth 401(k) contributions and after-tax contributions;
- the amounts that may be electively deferred (pre-tax/Roth basis) to $18,500 per year (or $24,500 per year for eligible participants age 50 and over); and
- the amount of compensation that can be taken into account in computing contributions under the PSP to $275,000.

### SAVINGS PLAN (PSP)

The Savings Plan is a tax-qualified retirement savings plan. Participating employees may contribute up to 30% of "regular earnings" on a before-tax basis, Roth 401(k) basis and after-tax basis, into their Savings Plan accounts, subject to tax law limitations. "Regular earnings" for the Savings Plan includes both salary and bonus. In addition, under the Savings Plan, we generally match an amount equal to one dollar for each dollar contributed by participating employees on the first 3% of their regular earnings, and 50 cents for each additional dollar contributed on the next 3% of their regular earnings. Matching contributions, which are immediately vested, are paid at the end of each quarter provided the employee is employed at the end of each quarter, unless the employee terminated employment due to retirement, death or disability.

In addition to the matching contributions, effective January 1, 2018, following the freeze of the U.S. Pension Plan, generally all Savings Plan participants (including all NEOs) became eligible to participate in the RSC. The RSC is an age- and service-weighted annual company contribution that varies from 5% to 9% of "regular earnings". For 2018 RSC contributions, regular earnings do not include bonus payments made in 2018 (for 2017 performance year), as these bonus payments were considered eligible compensation in the Pension Plan and Supplemental Plans. The RSC is invested in the same fund options selected by the employee for his/her contributions. The RSC vests upon three years of service and is made only if the employee is employed on December 31st of the respective year, unless the employee terminated employment due to retirement, death or disability.

### SUPPLEMENTAL SAVINGS PLAN (PSSP)

The PSSP is intended to provide crediting of company contributions equal to the difference between the amount actually allocated under the PSP and the amount that would have been allocated to an employee's account, if the limits described in the preceding paragraphs under *"Pfizer Savings Plans—General"* did not exist. Under the PSSP, participants can elect to defer up to 30% regular earnings on a before-tax basis. Generally, under the PSSP, contributions plus earnings are paid out of general assets of the company. Participants can elect to receive payments as a lump sum or in 2 to 20 annual installments following termination from service. Participants who do not make an election receive a lump sum payment. In certain circumstances, we have established and funded rabbi trusts to meet our obligations under the PSSP.

In addition, prior to 2012, Dr. Dolsten participated in the Wyeth Supplemental Employee Savings Plan (Wyeth SESP), an unfunded, non-qualified supplemental savings plan. In certain circumstances, we have established and funded rabbi trusts to meet our obligations under the Wyeth SESP.

Amounts deferred, if any, under the PSSP by the NEOs for 2018 are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the *"2018 Summary Compensation Table"*. In the *"Non-Qualified Deferred Compensation Table"*, PSSP values (including the legacy Wyeth SESP values for Dr. Dolsten) are shown for each NEO. Executive contributions reflect the percentage of salary and bonus the executive has elected to defer under the PSSP. Matching contributions and RSC are shown in the "Pfizer Contributions" column of the table. For the NEOs, the company's matching contributions and RSC, if applicable, under the Savings Plan and the PSSP are also shown in the "All Other Compensation" column of the *"2018 Summary Compensation Table"*. The "Aggregate Earnings" column for the PSSP in the above table represents the amount by which the PSSP (including the legacy Wyeth SESP for Dr. Dolsten) balances changed in the past fiscal year, net of employee and employer contributions.

## Estimated Benefits upon Termination Table

The following table shows the estimated benefits payable upon a hypothetical termination of employment under the Executive Severance Plan and under various termination scenarios as of December 31, 2018 (closing stock price of $43.65).

| Name | Severance[1] (A)($) | Other[2] (B)($) | Termination Without Cause | | Termination on Change in Control | | Death or Disability |
|---|---|---|---|---|---|---|---|
| | | | Long-Term Award Payouts[3][4] (C)($) | Total (A+B+C)($) | Long-Term Award Payouts[4][5] (D)($) | Total (A+B+D)($) | Long-Term Award Payouts[4][5] ($) |
| I. Read | 9,491,800 | 19,334 | 99,822,880 | 109,334,014 | 110,966,304 | 120,477,438 | 110,966,304 |
| F. D'Amelio | 2,800,000 | 18,561 | 14,378,727 | 17,197,288 | 17,807,471 | 20,626,032 | 17,807,471 |
| A. Bourla | 4,748,785 | 28,392 | 15,572,672 | 20,349,849 | 22,001,587 | 26,778,764 | 22,001,587 |
| M. Dolsten | 2,508,900 | 27,239 | 22,371,347 | 24,907,486 | 25,800,092 | 28,336,231 | 25,800,092 |
| J. Young | 4,817,800 | 26,583 | 12,788,735 | 17,633,118 | 20,303,041 | 25,147,424 | 20,303,041 |

(1) These amounts represent severance equal to the greater of: (a) one year's pay (defined as base salary and target bonus) or (b) 13 weeks' pay plus 3 weeks' pay per year of service, subject to a maximum of 104 weeks. These amounts do not include payments, if any, under the GPP. Under the GPP, the individual would receive, in addition to the severance payment, a pro-rata portion of his target award for the year of termination provided certain performance targets are achieved.

(2) These amounts represent the company cost of 12 months of active employee medical, dental and life insurance coverage. The amounts vary based on the coverages selected.

(3) These amounts represent the value of the long-term incentive awards that the participants would be entitled to as of December 31, 2018 upon their termination without cause.

For retirement eligible participants, all awards that are held for at least one year will continue to vest and be distributed according to the original terms of the award. All awards held less than one year will be prorated and RSUs will distribute at separation and TSRUs and PSAs will settle on the original settlement date.

For non-retirement eligible participants, all awards will be prorated and RSUs will distribute at separation and TSRUs and PSAs will settle on the original settlement date. For all participants, vested awards will settle according to the original terms of the award. These amounts do not include the value of PTSRUs at December 31, 2018 for Messrs. Read and Young of $12,061,752 and $3,015,436, respectively. PTSRUs will settle on the original settlement date only after the performance conditions have been met.

(4) These amounts do not include the value of the vested equity awards as of December 31, 2018.

(5) These amounts represent the value of the long-term incentive awards that the participants would be entitled to as of December 31, 2018 upon their termination for death or disability or termination upon change in control. For awards granted in 2016 and later, in all cases other than death for which the awards vest and settle, the awards will continue to vest and will be settled on the original settlement date. These amounts do not include the value of PTSRUs for Messrs. Read and Young of $12,061,752 and $3,015,436, respectively. PTSRUs will settle immediately upon death only after the performance conditions have been met and for disability and termination upon a change in control will settle on the original settlement date only after the performance conditions have been met.

# Potential Payments upon Disability, Death, Retirement or Change in Control

The NEOs are eligible for the following potential payments upon disability, death, retirement or a change in control (subject to the plan provisions):

| Disability | Pfizer Benefits Program | Long-Term Incentive Program |
| --- | --- | --- |
| Benefits for eligible employees, including the NEOs | • Company-paid long-term disability coverage of 50% of pay (salary and bonus), and employees may buy an increased level of coverage of up to 70% of pay (maximum $500,000), subject to a $350,000 annual benefit limit.<br>• Health and life insurance benefits are provided for 24 months for those who begin to receive long-term disability benefits due to an injury or illness.<br>• Savings Plan and Supplemental Savings Plan contributions will cease for those who are terminated, due to disability (after short-term disability ends). | • RSUs will continue to vest and be paid according to the original vesting schedule.<br>• Vested TSRUs will settle on the original settlement date.<br>• Unvested TSRUs will continue to vest and settle on the original settlement date.<br>• PSAs will continue to vest and are settled based on the actual performance at the end of the performance period.<br>• Unvested PTSRUs will continue to vest and settle on the original settlement date provided the performance condition has been met. Vested PTSRUs will be settled on the original settlement date provided the performance condition has been met. |

| Death | Pfizer Benefits Program | Long-Term Incentive Program |
| --- | --- | --- |
| Benefits for eligible employees, including the NEOs | • Pfizer provides coverage equal to one times pay (salary plus bonus) with a maximum cap of $2.0 million at no cost to the employee.<br>• May purchase life insurance benefits of up to eight times pay (salary plus bonus), (subject to evidence of insurability requirements) to a maximum benefit of $4.0 million.<br>• Upon death of an employee, pension benefits and deferred compensation are payable in accordance with the plans and the executive's prior election (if any). | • RSUs immediately vest and are paid in full.<br>• Unvested TSRUs will vest and are immediately settled; vested TSRUs are immediately settled.<br>• PSAs immediately vest and are paid out at target.<br>• Unvested PTSRUs will continue to vest and settle provided the performance condition has been met. |

| Retirement | Long-Term Incentive Program |
| --- | --- |
| See *"Pension and Savings Plans"* and *"Retiree Healthcare Benefits"* for further information on health care, pension and savings plan benefits under Pfizer's plans | If a participant retires (after attaining age 55 with at least 10 years of continuous and uninterrupted service, measured from the recent hire date) after the first anniversary of the grant date:<br><br>• RSUs (other than off-cycle grants) will continue to vest and be paid at the end of the original vesting period.<br>• TSRUs continue to vest and are settled on the fifth or seventh anniversary of the grant date.<br>• PSAs will continue to vest. PSAs are paid at the end of the performance period based on Pfizer's performance against the metrics for the grant.<br>• PTSRUs do not have retirement treatment.<br><br>If the retirement occurs prior to the first anniversary of the grant date, the unvested portion of these long-term incentive awards is forfeited. Vested TSRUs and related PTUs, as applicable, will be settled on the fifth or seventh anniversary of the grant date.<br><br>Based on age and years of service, Messrs. Read and D'Amelio, and Drs. Bourla and Dolsten are active NEOs currently eligible for retirement treatment and had long-term incentive awards with a value of $95,388,252, $13,014,226, $13,014,226, and $21,006,847, respectively, as of December 31, 2018 had they retired on that date. These amounts do not include $13,034,523 for Mr. Read, $18,863,823 for Mr. D'Amelio, $6,065,139 for Dr. Bourla, and $9,603,894 for Dr. Dolsten representing the current value of their vested TSRUs as of December 31, 2018. The actual amount received by Messrs. Read and D'Amelio, and Drs. Bourla and Dolsten for their long-term incentive awards will be determined on the settlement date (TSRUs, PTUs and PSAs) based on the values at the respective time and is not tied to retirement or other separation from service. |

| Change in Control | Long-Term Incentive Program |
|---|---|
| | If a participant's employment is terminated within 24 months following a change in control: <br> • RSUs will continue to vest and be paid according to the original vesting schedule. <br> • Vested TSRUs will immediately settle for those granted prior to 2016. The TSRUs granted in 2016 and later will settle on the settlement date. <br> • Unvested TSRUs will continue to vest and settle on the settlement date. <br> • Unvested PTSRUs will continue to vest and settle on the original settlement date provided the performance condition has been met. Vested PTSRUs will be settled on the original settlement date provided the performance condition has been met. <br> • PSAs will continue to vest and are settled based on the actual performance at the end of the performance period. |

## CEO PAY RATIO

As required in Item 402(u) of Regulation S-K pursuant to the Dodd-Frank Act, Pfizer is required to disclose the ratio of the CEO's annual total compensation to that of the median-paid employee. Further to this requirement, under the disclosure Instructions 2 to Item 402(u), the median-paid employee may be identified once every three years if there is no significant impact to the pay ratio disclosure. As there were no significant changes in our employee population or to the median-paid employee's compensation arrangements in 2018 that would significantly affect the pay ratio disclosure, the employee representing the median-paid employee is the same employee selected for the 2018 Proxy Statement.

The 2018 annual total compensation for Mr. Read was $19,549,213, which is approximately 244 times the annual total compensation of the median-paid employee whose 2018 total compensation was $80,011. The annual total compensation (determined using the requirements for the SCT) consists of salary, bonus, equity and all other compensation. As the median-paid employee was located outside of the U.S., the annual total compensation was converted to USD using the spot exchange rate as of the last business day of the year (December 31, 2018).

**Annual Total Compensation**

| | |
|---|---|
| Ian Read | $19,549,213 |
| Median Employee | $80,011[1] |
| Ratio | 244:1 |

(1) Cash compensation of $59,683; equity of $3,695; plus all other compensation of $16,633.

As previously reported in the 2018 Proxy Statement, we applied the following steps to identify the median-paid employee:

(1) Calculated the annual total cash compensation (annual base salary + actual incentive bonus paid during the prior 12 months) for all employees of the company as of October 1, 2017. We believe that annual total cash compensation is a consistently applied compensation measure at Pfizer and most appropriate for determining the median-paid employee, as annual LTI awards are not granted widely to employees. We used actual annual total cash compensation (converted to USD based on an exchange rate valued as of the last day of the prior month (September 30, 2017)), and did not make any assumptions or adjustments to the amounts determined.

(2) Ranked (a) the annual total cash compensation from lowest to highest of all employees (excluding the CEO, and including the NEOs, full-time and part-time employees and employees on leave); then (b) all employees with identical median total cash compensation were sorted by employee identification numerical order. The median employee from this subset with identical median compensation was ultimately deemed to be the median-paid employee.

This table provides certain information as of December 31, 2018, with respect to our equity compensation plans:

## Equity Compensation Plan Information

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 329,835,421[1] | $30.97 | 195,436,521[2] |
| Equity compensation plans not approved by security holders | | N/A | 0 |
| **Total** | 329,835,421 | $30.97 | 195,436,521 |

(1) This amount includes the following:

- 103,790,976 shares to be issued upon the exercise of outstanding stock options, of which 73,622,803 were granted from the Pfizer Inc. 2004 Stock Plan, as amended and restated (the 2004 Stock Plan) with a weighted-average exercise price of $24.91, and 30,168,173 were granted from the Pfizer Inc. 2014 Stock Plan (the 2014 Stock Plan) with a weighted-average exercise price of $34.46. These include the 2018 modification of approximately 190,000 stock options to a few employees, including management employees, in connection with our Organizing for Growth initiative. The terms were modified to permit a longer exercise term after termination (but not beyond the original expiration date of the options).
- 5,282,494 shares to be issued pursuant to outstanding Performance Share Awards (PSAs) that have been granted under the 2014 Stock Plan, but not yet earned as of December 31, 2018. This includes the 2018 modification of a few PSAs to a few employees, including management employees, in connection with our Organizing for Growth initiative. The terms were modified to permit the vesting upon termination. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined upon the achievement of predetermined goals related to our performance over the average of three one-year operating metrics (Operating Income through the 2018 performance year; Adjusted Net Income for the 2019 performance year, except for PSAs granted in 2017) results versus annual targets with a leveraged adjustment for the relative three-year total shareholder return as compared to the DRG Index. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).
- 33,851,580 Portfolio Performance Shares (PPSs), of which 7,139,388 are shares to be issued from grants under the 2004 Stock Plan and 26,712,192 are shares to be issued from grants under the 2014 Stock Plan, but not yet earned as of December 31, 2018. This includes the modification of approximately 200,000 PPSs to approximately 140 employees, including management employees, in connection with our Organizing for Growth initiative. The terms were modified to permit the vesting upon termination. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined on the achievement of predetermined goals related to Pfizer's long-term product portfolio during a five-year performance period from the year of the grant date. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).
- 27,276,092 shares subject to restricted stock units (RSUs) that were granted under the 2014 Stock Plan. This includes the modification of approximately 150,000 RSUs to approximately 140 employees, including management employees, in connection with our Organizing for Growth initiative. The terms were modified to permit vesting upon termination. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).
- 158,249,055 Total Shareholder Return Units (TSRUs) and PTSRUs, which includes 10,892,531 vested shares pursuant to TSRUs granted under the 2004 Stock Plan with a weighted-average exercise price of $27.70 and 140,660,560 non-vested shares and 6,695,964 vested shares pursuant to TSRUs and PTSRUs granted under the 2014 Stock Plan with a weighted-average exercise price of $33.52. This includes the modification of approximately 1.7 million TSRUs to approximately 260 employees, including management employees, in connection with our Organizing for Growth initiative. The terms were modified to permit the vesting upon termination. The number of shares, if any, to be issued pursuant to outstanding TSRUs and PTSRUs will be determined by the difference between the settlement price and the grant price, plus the dividends accumulated, if applicable during a 5- or 7-year term. The settlement price is the 20-day average closing stock price ending on the fifth or seventh anniversary of the grant.
- 1,385,224 Profit Units (PTUs), which are converted units from exercises of vested TSRU grants, of which 1,229,386 PTUs were from TSRUs granted under the 2004 Stock Plan and 155,838 PTUs were from TSRUs granted under the 2014 Stock Plan.

(2) This amount represents the number of shares available (195,436,521) for issuance pursuant to stock options and awards that could be granted in the future under the 2014 Stock Plan. Under the 2014 Stock Plan, any option, TSRU or PTSRU granted reduces the available number of shares on a one-to-one basis and any whole share award granted reduces the available number of shares on a three-to-one basis.

On October 15, 2009, Pfizer acquired Wyeth and assumed the Wyeth Management Incentive Plan (the MIP Plan), pursuant to which no subsequent awards have been or will be made. As of December 31, 2018, 4,087 Pfizer shares were issuable in settlement of the participants' accounts, which are delivered in lump sums and installments upon separation from Pfizer, subject to meeting the requirements of the MIP Plan. Information regarding these shares is not included in the above table.

# Financial Measures

The following table contains a comparison of 2018 and 2017 U.S. GAAP to non-GAAP revenues and U.S. GAAP diluted EPS to non-GAAP adjusted diluted EPS for annual incentive purposes relating to *"Financial Results for Annual Incentive Purposes"* within this Proxy Statement (Unaudited). These financial measures for annual incentive purposes utilize budget exchange rates and, therefore, are different from those utilized in our press releases and the Financial Review section in our 2018 Financial Report.

**Financial Measures**

| (Billions, except per common share data) | 2018 | 2017 |
|---|---|---|
| **GAAP Revenues** | $53.6 | $52.5 |
| Foreign exchange impact relative to rates in effect for budget purposes | 0.6 | (0.7) |
| Exclusion of non-recurring items | —- | 0.3 |
| **Non-GAAP Revenues for Annual Incentive Purposes** | **$54.3** | **$52.2** |
| **GAAP Diluted EPS\*** | $1.87 | $3.52 |
| Purchase accounting adjustments-net of tax | 0.65 | 0.57 |
| Acquisition-related costs–net of tax | 0.04 | 0.05 |
| Certain significant items–net of tax | 0.45 | (1.47) |
| **Non-GAAP Adjusted Diluted EPS\*** | **$3.00** | **$2.65** |
| Foreign exchange impact relative to rates in effect for budget purposes | 0.06 | (0.01) |
| Exclusion of non-recurring items | (0.06) | (0.05) |
| **Non-GAAP Adjusted Diluted EPS for Annual Incentive Purposes** | **$3.00** | **$2.59** |

\*   For a full reconciliation of adjusted diluted EPS, see the 2018 Financial Report. Amounts may not add due to rounding.

# Shareholder Proposals

We expect the following proposals (Items 5-8 on the proxy card) to be presented by shareholders at the Annual Meeting. **The proposals may contain assertions about Pfizer or other statements that we believe are incorrect. We have not attempted to refute all of these inaccuracies.** However, the Board of Directors has recommended a vote **AGAINST** these proposals for broader policy reasons described in the "Your Company's Response" section following each proposal.

## ITEM 5 – Shareholder Proposal Regarding Right to Act by Written Consent

Mr. Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY, 11021, who represents that he owns no less than 300 shares of Pfizer common stock, has notified Pfizer that he will present the following proposal at the 2019 Annual Meeting:

### The Shareholder's Resolution

**Proposal 5 - Right to Act by Written Consent**

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any valid topic for written.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. This proposal topic would have received a vote still higher than 67% at Allstate and Sprint if all Allstate and Sprint shareholders had access to independent proxy voting advice.

A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. More than 100 Fortune 500 companies provide for shareholders to call special meetings and to act by written consent.

Written consent is also a means to elect a director who could focus on avoiding reoccurrences of events like these:

Class Action Lawsuits over alleged antitrust claims, Epipen.
October 2018

Criticism over alleged tax evasion through shifting profits into tax havens, Oxfam America. Report
September 2018

Lawsuits over alleged heightened risk of developing Type 2 Diabetes, Lipitor.
August 2018

DOJ Investigation into alleged payment of bribes to the Ministry of Health of Iraq.
August 2018

DOJ Investigation into shortage of intravenous solutions.
July 2018

$23 Million settlement to resolve allegations of using charities in violation of the False Claims Act.
May 2018

The expectation is that, once this proposal is adopted, shareholders would not need to make use of this right of written consent because its mere existence will act as a guardrail to help ensue that our company is well supervised by the Board of Directors and management. Our Directors and management will want to avoid shareholder action by written consent and will thus be more alert in avoiding poor performance.

**Please vote yes:**

**Right to Act by Written Consent - Proposal 5**

# Your Company's Response

The Board of Directors recommends a vote **AGAINST** this proposal. The Board believes that the actions requested by the proponent are unnecessary and not in the best interests of the company and our shareholders. A shareholder proposal regarding written consent has been voted on by Pfizer's shareholders at previous Annual Meetings and, each time, the proposal has not received a majority of shareholder support.

## PFIZER'S GOVERNANCE STRUCTURE PROVIDES STRONG BOARD ACCOUNTABILITY AND SUPPORTS SHAREHOLDER RIGHTS

The Board has regularly demonstrated our responsiveness and accountability to our shareholders' concerns through our industry-leading corporate governance practices. In 2017, the Board of Directors amended the company's special meetings by-law to reduce the percentage of outstanding stock required for shareholders to call a special meeting from 20% to 10%. The Board took this action as a result of Pfizer's commitment to corporate governance excellence, a philosophy of responsiveness to investor feedback and the significant minority support received at the 2017 Annual Meeting for a shareholder resolution requesting a 10% ownership threshold. In a similar vein, following discussions with various institutional shareholders, in 2015, the Board amended Pfizer's By-laws to allow for "proxy access" for director nominations, provided that the shareholders and the nominees satisfy the requirements specified in the by-laws.

The Board understands that some shareholders view the ability to act by written consent to be an important right. However, the Board believes that Pfizer's by-law provisions governing the ability to call special meetings offer shareholders a formal and more equitable opportunity, including notice and disclosure to all shareholders, to conduct matters rather than enabling a limited group of shareholders to act by written consent.

## YOUR BOARD IS DEDICATED TO ENGAGING WITH SHAREHOLDERS AND LISTENING TO THEIR PERSPECTIVES

Pfizer regards its relationships with shareholders and other stakeholders as fundamental to its strong corporate governance practices. The company regularly engages in discussions with investors, investor advocates and key opinion leaders on a broad variety of governance issues, including the desirability of permitting shareholders to act by written consent.

The Board strongly believes that important matters requiring a shareholder vote should be the subject of shareholder meetings, which provide the opportunity for discussion and interaction among the company's shareholders so that all points of view may be considered prior to a vote. The right to act by written consent could potentially disenfranchise some shareholders and deprive them of this opportunity to carefully consider matters that are important to Pfizer, while presenting an opportunity for special interest investors to improperly push for proposals that are not in the best interest of all shareholders. We believe that shareholders should have an opportunity for fair discussion and to exchange views with the Board before shareholder action is taken.

Since shareholder action by written consent does not require advance notice or communication to all shareholders, it would deprive many shareholders of the opportunity to assess, discuss, deliberate and vote on pending shareholder actions. In addition, this approach may prevent shareholders from receiving accurate and complete information on important pending actions. It would also deny the Board the opportunity to consider the merits of the proposed action and to suggest alternatives for shareholder evaluation.

## SUMMARY

We take pride in our responsiveness to shareholders and believe in maintaining policies and practices that serve the interests of all shareholders. Pfizer's existing corporate governance structure is highly supportive of shareholder rights and makes the adoption of written consent unnecessary.

**ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

# ITEM 6 – Shareholder Proposal Regarding Report on Lobbying Activities

The National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 2000, which represents that it owns no less than 80 shares of Pfizer common stock, has notified Pfizer that it will present the following proposal at the 2019 Annual Meeting:

## The Shareholder's Resolution

**Whereas,** we believe in full disclosure of our Company's direct and indirect lobbying activities and expenditures to assess whether Pfizer's lobbying is consistent with the Company's expressed goals and in the best interest of shareowners.

**Resolved,** the shareowners of Pfizer request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Pfizer's membership and payments to any tax-exempt organization that writes and/or endorses model legislation.

4. Description of management's and the Board's decision-making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Pfizer is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to all relevant oversight committees and posted on Pfizer's website.

## SUPPORTING STATEMENT

The Company lobbies on a broad array of issues and works with groups that do the same. That's a good thing as the Company is rightfully exercising free speech. As such, the Company has become a target for anti-free speech activists. These activists are working to defund pro-business organizations by attacking their corporate members.

The Company should take an active role in combating this narrative and attacks on its freedom of association rights.

The Company should be proud of its memberships in trade associations and non-profit groups that promote pro-business, pro-growth initiatives.

For example, the Company's relationships with groups such as the American Legislative Exchange Council, PhRMA, and the U.S. Chamber of Commerce should be applauded and endorsed by shareholders. These groups advance initiatives that are designed to unburden corporations such as Pfizer, allowing them the freedom to create jobs and economic prosperity in the United States.

Rather than letting outside agitators set the message that these relationships are somehow nefarious, the Company should explain the benefits of its involvement with groups that advocate for smaller government, lower taxes, and free-market reforms. The Company should show how these relationships benefit shareholders, increase jobs and wages, help local communities, and generally advance the Company's interests.

The proponent supports the Company's free speech rights and freedom to associate with groups that advance economic liberty. The Company should stand up for those rights.

# Your Company's Response

The Board of Directors recommends a vote **AGAINST** this proposal. The Board believes the actions requested by the proponent are unnecessary and not in the best interests of the company or our shareholders.

## LOBBYING PRIORITIES AND DISCLOSURE

Our lobbying priorities consider the interests of our company, shareholders, employees and other stakeholders. In 2018, Pfizer's federal lobbying priorities focused on trade, healthcare, access to prescription drugs and patent protection, all of which directly impact our business and shareholder value.

Pfizer's current disclosures, detailing our lobbying priorities, are fully compliant with the Lobbying Disclosure Act (LDA) and the Honest Leadership and Open Government Act and filed quarterly with the U.S. House of Representatives and the U.S. Senate. Included in the report is the total amount spent on federal lobbying activity for the quarter, which includes the percentage of our dues to trade associations spent on federal lobbying activity, payments to outside consultants, and the time spent by Pfizer colleagues on federal lobbying activity. Our disclosures on federal lobbying activities may be viewed at https://investors.pfizer.com/corporate-governance.

In all states where we are active, we are also fully compliant with state registration and reporting requirements.

We regularly evaluate our reporting practices and seek shareholder input to ensure our disclosures meet their needs and instill confidence in our policies and practices. A shareholder proposal requesting a detailed report on lobbying activities has been voted on by Pfizer's shareholders at previous Annual Meetings and, each time, the proposal has not received a majority of shareholder support.

## OUR ENGAGEMENT WITH LAWMAKERS AND TRADE AND INDUSTRY ORGANIZATIONS

We operate in a highly regulated and competitive industry and continue to face significant legislative and regulatory challenges. It is essential that we actively engage with lawmakers and trade and industry organizations to help build constructive discourse in the political and regulatory environment in support of our business priorities. To enhance these efforts, we are members of several industry and trade groups.

In addition to their positions on healthcare policy issues, we realize these organizations may engage in activities that extend beyond the scope of Pfizer's priorities. Therefore, our participation as a member of various groups comes with the understanding that we may not always agree with the positions of the organization and/or its members on every issue. If concerns arise about a particular issue, we convey our views, as appropriate, through our colleagues who serve on the boards and committees of these groups. We believe there is value in making sure our position on issues important to Pfizer and our industry is communicated and understood within these organizations.

A listing of our current memberships with several industry and trade groups is available at https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships.

## ANNUAL EVALUATION OF OUR SUPPORT FOR TRADE AND INDUSTRY GROUPS

We rely on Pfizer's U.S. Government Relations leaders, our experts in public policy and the political environment, to conduct an annual evaluation of our support of trade and industry groups in conjunction with members of the Executive Leadership Team, and our Chief Executive Officer, whenever necessary. These efforts are overseen by the Corporate Governance Committee of the Board, as described below. Decisions to provide funding are based on an organization's support of issues that impact our industry, including advancing biomedical research, healthcare innovation, advocating for protecting intellectual property rights, and access to medicines. During their evaluation, our leaders will:

- examine the philosophy, major objectives and actions taken by the organization supported;
- assess the consistency between Pfizer's stated policies, principles and Code of Conduct with those supported by the organization;
- determine if the relationship carries a reputational or business risk that may negatively impact the company, its shareholders, or other stakeholders;
- evaluate management's rationale for the company's direct involvement in or financial support of the organization, to determine if this support is in the long-term best interests of the company and its stakeholders; and
- furnish the Corporate Governance Committee with periodic reports detailing the above points.

In addition, the criteria used to determine funding for think tanks and legislative organizations is available at http://www.pfizer.com/files/responsibility/third_party_funding_criteria.pdf.

## BOARD OVERSIGHT OF OUR LOBBYING ACTIVITIES

Pfizer's Board of Directors and its Committees also play an important role in our public policy engagement and have oversight responsibilities for these activities. The Corporate Governance Committee, comprised solely of independent directors, is responsible for reviewing the company's actions related to public policy, including its lobbying priorities and activities and associations with certain trade and/or legislative organizations through periodic reports from management.

## SUMMARY

We believe our current disclosures already address the underlying concerns and satisfy the essential objectives of the proposal. Pfizer's federal and state lobbying disclosures are fully compliant with legal and regulatory requirements. We regularly evaluate our reporting practices and seek shareholder input to ensure our disclosures meet their needs and foster confidence in our policies and practices. We believe our current disclosures sufficiently meet the needs of our shareholders. Additional reporting as requested by the proponent will create an unnecessary expense and will not be of interest to the vast majority of our shareholders.

> **ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

# ITEM 7 – Shareholder Proposal Regarding Independent Chair Policy

The Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, PA 19014-1207, which represents that it owns no less than 200 shares of Pfizer common stock, and co-filers have notified Pfizer that they will present the following proposal at the 2019 Annual Meeting:

## The Shareholder's Resolution

**Resolved:** The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy would be phased in for the next CEO transition.

If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

### SUPPORTING STATEMENT:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to have an inside director act as Chair.

Pfizer's Ian Read has served both as CEO and Chair of the Company's Board of Directors and effective January 1 will step down as CEO and become Executive Chair of the Board. Dr. Bourla will become our new CEO. While this creates a separate Chair role, the position is not held by an independent Director. We believe Pfizer should create a stronger governance structure.

As Andrew Grove, Intel's former chair, stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

In our view, shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board. The primary duty of a Board of Directors is to oversee the management of a company on behalf of shareholders. A former CEO serving as Chair can result in excessive management influence on the Board and weaker oversight of management. We urge Pfizer's Board to take the opportunity when Mr. Read leaves the Executive Chair position to appoint a new independent Chair.

Numerous institutional investors recommend independence for these two roles. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

According to ISS "2017 Board Practices", (March 2017), 58% of S&P 1,500 firms separate these two positions and the number of companies separating these roles is growing.

A similar resolution to Pfizer last year received a 25.59% vote.

To simplify the transition, this policy would be phased in and implemented when the next CEO is chosen or when Mr. Read steps down as Executive Chair.

# Your Company's Response

The Board of Directors recommends a vote **AGAINST** this proposal. The Board believes that eliminating the flexibility to select a structure of Board leadership, based on the facts and circumstances presented at a particular point in time is unnecessarily rigid and not in the best interests of the company and our shareholders.

### A FLEXIBLE LEADERSHIP STRUCTURE IS THE MOST EFFECTIVE FOR PFIZER AND OUR SHAREHOLDERS

The Board of Directors values having the flexibility of selecting the structure of leadership best suited to meet the needs of Pfizer and our shareholders. The Board which is composed of directors with diverse backgrounds, experience, perspectives and extensive knowledge about the company and our industry is best positioned to evaluate its optimal leadership structure. The Board believes the leadership structure best suited to meet the needs of Pfizer and our shareholders should be based on the unique circumstances and challenges confronting the Board and company at any given time, as well as the individual skills and experiences that may be required in an effective Chairman. Given the dynamic and competitive environment in which we operate, the Board believes that the right leadership structure may vary as circumstances warrant and does not view any particular Board leadership structure as preferred.

In accordance with our Corporate Governance Principles the independent Directors of the company annually elect a Chairman of the Board, who may or may not be the Chief Executive Officer of the company, based on the recommendation of the Corporate Governance Committee as a result of its annual review of the Board's leadership structure. If the individual elected as Chairman is the Chief Executive Officer, the independent Directors also elect a Lead Independent Director.

In September 2018, following a thorough review by the Corporate Governance Committee and the independent Directors, the independent Directors reconsidered the Board's leadership structure and determined that the positions of Chairman and Chief Executive Officer would not be combined. Following a vigorous multi-year management succession planning process by the Board, Dr. Albert Bourla was elected Chief Executive Officer, effective January 1, 2019. Dr. Bourla succeeded Mr. Ian Read, who transitioned into the role of Executive Chairman on January 1, 2019. Mr. Shantanu Narayen, who has served as Lead Independent Director since April 2018, will continue as Lead Independent Director. We believe this Board leadership structure will help ensure continuity of strong and effective leadership.

## OUR LEAD INDEPENDENT DIRECTOR PROVIDES STRONG, INDEPENDENT LEADERSHIP

The position of Lead Independent Director at Pfizer comes with a clear mandate, significant authority and well-defined responsibilities under a Board-approved charter. According to the charter, these responsibilities and authority include:

- presiding at executive sessions of the independent Directors and at other Board meetings at which the Chairman and CEO is not present;
- serving as an ex-officio member of each committee and attending meetings of the various committees regularly;
- calling meetings of the independent Directors;
- leading the evaluation by the independent Directors of the CEO's effectiveness as the Chairman and CEO, including an annual evaluation of his/her interactions with the Directors and ability to provide leadership and direction to the full Board;
- serving as liaison between the independent Directors and the Chairman and CEO;
- approving information sent to the Board, including the quality, quantity and timeliness of such information;
- contributing to the development of and approving meeting agendas;
- facilitating the Board's approval of the number and frequency of Board meetings and approving meeting schedules to ensure that there is sufficient time for discussion of all agenda items;
- authorizing the retention of outside advisors and consultants who report directly to the Board;
- being regularly apprised of inquiries from shareholders and involved in correspondence responding to these inquiries when appropriate; and
- if requested by shareholders or other stakeholders, ensuring that he/she is available, when appropriate, for consultation and direct communication.

## ANNUAL REVIEW OF BOARD LEADERSHIP STRUCTURE

During the Board's annual review of its leadership structure, the independent Directors considered the pros and cons of alternative leadership structures taking into account the company's performance under the current operating and governance environment, executive leadership changes as well as investor feedback with the goal of achieving the optimal model for Board leadership and effective Board oversight of senior leaders. The Directors will continue to evaluate the effectiveness of the Board's leadership structure on at least an annual basis and make any future decisions based upon the best interests of the company and our shareholders at that time.

The Board, which consists entirely of independent Directors other than Mr. Read and Dr. Bourla, exercises a strong, independent oversight function, which is further enhanced by the fact that our Audit, Compensation, Corporate Governance, Regulatory and Compliance and Science and Technology Committees are composed entirely of independent Directors.

## SHAREHOLDER RIGHTS AND GOVERNANCE PRACTICES SUPPORT INDEPENDENT OVERSIGHT

The Board is confident that Pfizer's existing shareholder rights and strong corporate governance practices, including the annual election of directors, majority vote standard in uncontested Director elections, special meeting right and proxy access, provide a strong structure for ensuring independent oversight of the company and make a rigid policy on the selection of the Board's leadership structure unnecessary.

These policies are bolstered by the Board's practices, which include frequent meetings in executive sessions, when our Executive Chairman and our CEO are not present, to discuss matters that fall under their purview as independent Directors. These topics include evaluation of the CEO, other senior leaders and succession planning. Independent Directors in executive session may also discuss the company's operating and financial performance, capital allocation priorities and other Board matters.

Furthermore, Pfizer's independent oversight as led by the Board is enhanced by the Board's ongoing refreshment, focus on diversity among Directors, regular rotation of committee Chairs and of the Lead Independent Director.

## SUMMARY

We believe that the Board of Directors should maintain the flexibility to select the optimal structure of leadership best suited to meet the needs of Pfizer and its shareholders at any given time. In addition, given Pfizer's robust governance practices, including our strong Lead Independent Director, we believe that adoption of an independent chair policy is unnecessarily rigid and not in the best interests of the company and our shareholders.

**ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

# ITEM 8 – Shareholder Proposal Regarding Integrating Drug Pricing Into Executive Compensation Policies and Programs

Trinity Health, 766 Brady Avenue, Apt. 635, Bronx, NY 10462 which represents that it owns over $2,000 worth of shares of Pfizer common stock, and other co-filers have notified Pfizer that the following proposal is to be presented at the 2019 Annual Meeting:

## The Shareholder's Resolution

**Resolved,** that shareholders of Pfizer Inc. ("Pfizer") urge the Compensation Committee (the "Committee") to report annually to shareholders on the extent to which risks related to public concern over drug pricing strategies are integrated into Pfizer's incentive compensation policies, plans and programs ("arrangements") for senior executives. The report should include, but need not be limited to, discussion of whether (i) incentive compensation arrangements reward, or not penalize, senior executives for adopting pricing strategies, or making and honoring commitments about pricing, that incorporate public concern regarding prescription drug prices; and (ii) such concern is considered when setting financial targets for incentive compensation arrangements.

### SUPPORTING STATEMENT

As long-term investors, we believe that senior executive incentive compensation arrangements should reward the creation of sustainable value. To that end, it is important that those arrangements align with company strategy and encourage responsible risk management.

A key risk facing pharmaceutical companies is potential backlash against high drug prices. Pfizer has been criticized for repeated price increases, and in July 2018 President Trump called out "Pfizer & others" in a tweet, saying they "should be ashamed that they have raised drug prices for no reason"; Pfizer then postponed planned increases.

We are concerned that the incentive compensation arrangements applicable to Pfizer's senior executives may discourage them from taking actions, like foregoing price increases, that result in lower short-term financial performance even when those actions may be in Pfizer's best long-term interests.

Pfizer uses revenue and earnings per share (EPS) as metrics for the annual bonus and operating income as a metric for performance share awards. (2018 Proxy Statement, at 66, 68) A 2017 Credit Suisse analyst report identified Pfizer as a company where U.S. net price increases accounted for at least 100% of 2016 net income growth. (*Global Pharma and Biotech Sector Review: Exploring Future US Pricing Pressure*, Apr. 18, 2017, at 22) In its 2018 report, Credit Suisse characterized Pfizer's 2017 10% net price increase as above-average for the industry and noted that its list price increases were the second highest. (*Global Pharmaceuticals: Scoring Sensitivity to Trump's Reforms*, May 25, 2018, at 15, 20)

In our view, excessive dependence on drug price increases is a risky and unsustainable strategy, especially when price hikes appear to drive large senior executive payouts. Highlighting this connection, a March 2018 article carried the headline, "Pfizer CEO Gets 61% Pay Raise-to $27.9 Million-As Drug Prices Continue to Climb." (https://arstechnica.com/science/2018/03/amid-drug-price-increases-pfizer-ceo-gets-61-pay-raise-to-27-9-million/; see also https://www.usnews.com/opinion/articles/2017-08-30/bernie-sanders-take-on-big-pharma-and-lower-prescription-drug-prices) We are concerned that large payouts based on financial metrics that can be affected by pricing create risks for Pfizer.

The disclosure we request would allow shareholders to better assess the extent to which compensation arrangements encourage senior executives to responsibly manage risks relating to drug pricing and contribute to long-term value creation. For example, it would be useful for investors to know whether incentive compensation target amounts reflect consideration of pricing pressures. We urge shareholders to vote for this Proposal.

# Your Company's Response

The Board of Directors recommends a vote **AGAINST** this proposal. The Board of Directors, and more specifically the Compensation Committee, believes that the actions requested by the proponents are unnecessary and not in the best interests of the company or our shareholders. Further, Pfizer has already addressed the underlying concerns and satisfied the essential objectives of the proposal through our varied and comprehensive risk management and oversight processes that assess and monitor risks, including risk related to drug pricing. Pfizer's executive compensation program is aligned with long-term performance and shareholder value measures that encourage thoughtful pricing actions. Additionally, our annual disclosure provides comprehensive information regarding our compensation philosophy and the factors integrated into the various components of our program that determine executive compensation each year.

## PFIZER'S EXECUTIVE COMPENSATION PHILOSOPHY IS ALIGNED WITH PERFORMANCE AND LONG-TERM SHAREHOLDER VALUE

The goal of Pfizer's executive compensation philosophy is to incentivize actions and performance that drive shareholder value. Through the implementation of this philosophy we are working to align each executive's compensation with Pfizer's short- and long-term performance objectives and provide the compensation and incentives needed to attract, motivate and retain key executives crucial to Pfizer's long-term success. A significant portion of the total compensation opportunity for each of our executives is directly related to Pfizer's long-term total shareholder return and to other long-term performance factors that measure our progress against the goals of our strategic and operating plans. Over the past several years our long-term incentive compensation programs accounted for the largest portion of our named executive officers' compensation. For example, in 2017 long-term target incentive compensation, which is composed entirely of performance-based equity awards, comprised 73% of our CEO's annual target direct compensation and on average 60% of our other named executive officers' annual target direct compensation. Therefore, given the balance between our short-term and long-term incentives and our focus on alignment with shareholder value, our program already has imbedded controls to reduce the possibility that our executive officers will make decisions to maximize short-term results at the expense of long-term growth and value for our shareholders.

## PFIZER PROVIDES COMPREHENSIVE DISCLOSURE REGARDING FACTORS THAT ARE INTEGRATED INTO OUR INCENTIVE COMPENSATION PROGRAM

We provide comprehensive disclosure regarding our compensation philosophy, components of our program and the performance of our executives each year in the Compensation Discussion and Analysis (CD&A) section of our Proxy Statement. Each year the CD&A provides shareholders with in-depth details regarding the Compensation Committee's process for setting executive compensation, the elements of our compensation plans, the factors the Committee considered when setting executive compensation, the various financial metrics and other important goals for the year and how the company's results and each executive's performance against those established metrics and goals impact incentive payouts and overall compensation. In addition, our shareholders have the opportunity to express their opinion of our executive compensation program through their annual say-on-pay vote. We believe that shareholders are given the disclosure necessary to assess our compensation arrangements, and an opportunity to express their opinion on our program, such that the additional report requested by the proponent is duplicative and unnecessary.

## PFIZER IS COMMITTED TO PRICING THROUGH THE LENS OF LONG-TERM VALUE

The Board and our management believe that the most fundamental way the biopharmaceutical industry creates value is by discovering innovative medicines that help people live longer, healthier, more productive lives. Pfizer's approach to pricing medicines aims to reflect the value they deliver to patients, insurers, governments and society while allowing us to continue to achieve our mission. We may use flexible pricing approaches based on factors such as local needs, availability of treatment options, and a country's health systems' structure. The price of medicines over time may be impacted by ongoing research investment, patents, marketplace factors, including local laws and mandates among others. In many countries, we may use patient assistance programs to help support patient access when government or payer policies do not sufficiently cover critically needed medicines. Additionally, Pfizer supports healthcare system-wide price transparency that is thoughtful and purpose-driven that can result in improved patient care, a better understanding of the collective comparative value of all medical services, and a more patient-centered use of healthcare resources.

## PFIZER'S COMPENSATION PROGRAM UNDERGOES A COMPREHENSIVE ANNUAL RISK ASSESSMENT

With the assistance of its independent compensation consultant FW Cook & Co., the Compensation Committee performs an annual comprehensive assessment of potential risks related to our compensation program, policies and practices. Additionally, and as discussed earlier in this Proxy Statement, our Board has oversight responsibility for risk assessment and risk management directly and through its Committees, including through the Enterprise Risk Management (ERM) program. The Board receives regular reports from members of our executive leadership team that include a discussion of risks associated with their respective areas of responsibility and is routinely informed of developments that could affect our risk profile and other aspects of our business. In addition to the Compensation Committee's role in oversight of risk related to our compensation programs, the Audit Committee has primary responsibility for overseeing Pfizer's ERM program, which includes reviewing risks associated with drug pricing and other significant risk factors posing potential reputational risk to Pfizer. The Regulatory and Compliance Committee has primary responsibility for overseeing and reviewing significant risks associated with Pfizer's healthcare law compliance programs and applicable laws. Each Committee reports to the Board during every regular meeting which includes discussions on risk oversight. Given the various Board and Committee processes for assessing and reviewing potential risks, any potential risks related to drug pricing and its impact on our executive compensation would be reviewed and addressed by our Board and its Committees.

## SUMMARY

The Board believes that the annual report requested by the proponent is duplicative and unnecessary. Our executive compensation program is appropriately balanced and aligned with the long-term interests of our shareholders. Our program does not encourage decisions that would create short-term financial gains at the expense of long-term value. Additionally, our CD&A provides comprehensive information regarding our compensation program and Compensation Committee determinations such that shareholders can assess our executive compensation each year, and provide a fully-informed annual say-on-pay advisory vote. Moreover, our internal processes ensure that we take a thoughtful approach to drug pricing and monitor risks associated with our compensation program and other enterprise risks, including those risks associated with drug pricing.

**ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

# Annual Meeting Information

## Annual Meeting

### When and where will the Annual Meeting be held?

**Date:** April 25, 2019

**Time:** 9:00 a.m., Eastern Daylight Time

**Location:** Hilton Short Hills Hotel, 41 John F. Kennedy Parkway, Short Hills, New Jersey 07078. For directions, call the hotel at +1-973-379-0100.

Shareholders will be admitted to the Annual Meeting beginning at 8:30 a.m., Eastern Daylight Time. Seating will be limited.

The Hilton Short Hills Hotel is accessible to disabled persons, and upon advance request we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon advance request. Please mail your request to the address noted below under the question "What do I need to do to attend the Annual Meeting?"

### What is a quorum for the Annual Meeting?

The presence of holders of stock representing a majority of the voting power of all shares of Pfizer stock issued and outstanding and entitled to vote at the Pfizer Annual Meeting, in person or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

### What do I need to do to attend the Annual Meeting?

Admission to the Annual Meeting is limited to shareholders as of the close of business on February 26, 2019, and one immediate family member; one individual designated as a shareholder's authorized proxy holder; or one representative designated in writing to present a shareholder proposal properly brought before the Meeting. In each case, the individual must have an admission ticket or proof of ownership of Pfizer stock, as well as a valid government-issued photo identification, such as a valid driver's license or passport, to be admitted to the Meeting.

**ADMISSION TICKET OR PROOF OF OWNERSHIP**

*If you hold your shares in your name as a shareholder of record, you will need an admission ticket or proof of ownership of Pfizer stock.* An admission ticket is attached to your proxy card or to the Notice of Internet Availability of Proxy Materials. If you plan to attend the Meeting, please vote your shares, but keep the admission ticket and bring it with you to the Meeting.

If you misplace your admission ticket, we will verify your ownership on site at the Annual Meeting venue.

*If your shares are held in the name of a broker, bank or other holder of record and you plan to attend the Annual Meeting,* you must present proof of your ownership of Pfizer stock, such as a bank or brokerage account statement, to be admitted to the Meeting.

A shareholder may appoint a representative to attend the Annual Meeting and/or vote on his/her behalf. An admission ticket must be requested by the shareholder, but will be issued in the name of the authorized representative. Any individual holding an admission ticket not issued in his/her name will not be admitted to the Annual Meeting. To request permission to attend the Annual Meeting and/or vote on behalf of a shareholder, contact Pfizer Shareholder Services, 235 East 42nd Street, New York, New York 10017-5703.

**PROPONENT OF SHAREHOLDER PROPOSAL**

The proponent of a shareholder proposal included in this Proxy Statement should notify the company in writing of the individual authorized to present the proposal at the Annual Meeting; this notice should be received at least two weeks before the Meeting.

***No cameras, recording equipment, electronic devices, large bags, briefcases, or packages will be permitted in the Annual Meeting. The use of mobile devices, photography or recording of the event is strictly prohibited. You will be required to enter through a security checkpoint before being granted access to the Annual Meeting.***

### Will the Annual Meeting be webcast?

Our Annual Meeting will be audio webcast live on April 25, 2019. You are invited to visit www.pfizer.com at 9:00 a.m., Eastern Daylight Time, on April 25, 2019, to access the webcast. Registration for the webcast is required and will be available beginning on April 18, 2019. A replay will be available on our website through May 31, 2019.

### Who is entitled to vote at the Annual Meeting?

Holders of Pfizer common stock at the close of business on February 26, 2019, are entitled to receive the Notice of 2019 Annual Meeting and Proxy Statement and to vote their shares at the Meeting. As of that date, there were 5,551,804,790 shares of the company's common stock outstanding and entitled to vote. In addition, shares of the company's preferred stock having votes equivalent to 1,210,480 shares of common stock are held by two of the company's employee benefit plan trusts. Each share of common stock is entitled to one vote on each matter properly brought before the Meeting. Shares of common stock and shares of preferred stock vote together as a single class on the matters covered in this Proxy Statement.

# Voting

## How do I vote?

You may vote using any of the following methods:

**BY MAIL**

Complete, sign and date the accompanying proxy or voting instruction card and return it in the prepaid envelope. If you are a shareholder of record and return your signed proxy card, but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by your proxy card as recommended by the Board of Directors.

If you are a shareholder of record and you do not have the prepaid envelope, please send your completed proxy card by regular mail to Pfizer Inc., Proxy Services, c/o Computershare Investor Services, PO Box 505008, Louisville KY 40233-9814, or by overnight mail to Pfizer Inc., Proxy Services, c/o Computershare, 462 South Fourth Street, Suite 1600, Louisville, KY 40202.

**BY TELEPHONE OR VIA THE INTERNET**

Pfizer has established telephone and Internet voting procedures for shareholders of record. These procedures are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.

If you are located outside the United States, Puerto Rico and Canada, see your proxy card for additional instructions.

The website for Internet voting is www.investorvote.com/PFE. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day until 7:30 a.m., Eastern Daylight Time, on April 25, 2019.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. We therefore recommend that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you do not have to return your proxy or voting instruction card.

**IN PERSON AT THE ANNUAL MEETING**

Shareholders who attend the Annual Meeting may vote in person at the Meeting. You may also be represented by another person at the Meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Meeting.

**YOUR VOTE IS IMPORTANT. YOU CAN SAVE US THE EXPENSE OF AN ADDITIONAL MAILING BY VOTING PROMPTLY.**

## Is there a list of shareholders entitled to vote at the Annual Meeting?

The names of shareholders of record entitled to vote at the Meeting will be available at the Meeting and for 10 days prior to the Meeting for any purpose germane to the Meeting, between the hours of 8:45 a.m. and 4:30 p.m., at our principal executive offices at 235 East 42nd Street, New York, NY 10017-5703 by contacting our Corporate Secretary.

## What shares are included on the proxy card?

If you are a shareholder of record, you will receive a proxy card for all the shares you hold of record:

- in certificate form;
- in book-entry form; and
- in book-entry form in the Computershare Investment Plan.

If you are a Pfizer employee, you will receive a proxy or voting instruction card for all the Pfizer shares you hold:

- in a Pfizer and/or Wyeth savings plan; and/or
- in Grantor Trusts for deferred stock received by certain Pfizer and legacy Wyeth employees.

Your proxy card will serve as a voting instruction card for the applicable savings plan and/or Grantor Trust.

If you do not vote your shares or specify your voting instructions on your proxy or voting instruction card, the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, as the case may be, will vote your shares in accordance with the terms of your plan and/or Grantor Trust. **To allow sufficient time for voting by the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, your voting instructions must be received by 10:00 a.m., Eastern Daylight Time, on April 22, 2019.**

If you hold Pfizer shares through any other company plan, you will receive voting instructions from that plan's administrator, as applicable.

If you are a beneficial owner, you will receive voting instructions from your broker, bank or other holder of record.

## What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this Proxy Statement?

| Proposal | Vote Required | Broker Discretionary Voting Allowed |
|---|---|---|
| **Election of Directors** | Majority of Votes Cast | No |
| **Ratification of KPMG LLP** | Majority of Votes Cast | Yes |
| **Advisory Approval of Executive Compensation** | Majority of Votes Cast | No |
| **Approval of Pfizer Inc. 2019 Stock Plan** | Majority of Votes Cast* | No |
| **Shareholder Proposals** | Majority of Votes Cast | No |

For all proposals, except approval of the Pfizer Inc. 2019 Stock Plan, if you abstain from voting or there is a broker non-vote on any matter, your abstention or broker non-vote will not affect the outcome of such vote, because abstentions and broker non-votes are not considered to be votes cast under our By-laws.

*This proposal is also subject to NYSE shareholder approval rules. Broker non-votes are not counted as votes "for" or "against" the Pfizer Inc. 2019 Stock Plan; however, abstentions are counted as votes cast and therefore will have the effect of a vote "against" the proposal.

### ELECTION OF DIRECTORS; MAJORITY VOTE POLICY

Under our By-laws and our Corporate Governance Principles, Directors must be elected by a majority of the votes cast in uncontested elections, such as the election of Directors at the Annual Meeting. This means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes are not counted as votes "for" or "against" a Director nominee. Any nominee who does not receive a majority of votes cast "for" his or her election would be required to tender his or her resignation promptly following the failure to receive the required vote. Within 90 days of the certification of the shareholder vote, the Corporate Governance Committee would then be required to make a recommendation to the Board as to whether the Board should accept the resignation, and the Board would be required to decide whether to accept the resignation and disclose its decision-making process. In a contested election, the required vote would be a plurality of votes cast. Full details of this policy are set forth in our Corporate Governance Principles (see *"Annex 1"* to this Proxy Statement).

### RATIFICATION OF THE SELECTION OF KPMG LLP

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve the ratification of the selection of KPMG LLP as our independent registered public accounting firm. Abstentions are not counted as votes "for" or "against" this proposal.

### ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve, on an advisory basis, the compensation of our Named Executive Officers. Abstentions and broker non-votes are not counted as votes "for" or "against" this proposal.

### APPROVAL OF PFIZER INC. 2019 STOCK PLAN

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve the Pfizer Inc. 2019 Stock Plan. This proposal is also subject to NYSE shareholder approval rules. Broker non-votes are not counted as votes "for" or "against" the Pfizer Inc. 2019 Stock Plan; however, abstentions are counted as votes cast and therefore will have the effect of a vote "against" the proposal.

### SHAREHOLDER PROPOSALS

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve a shareholder proposal. Abstentions and broker non-votes are not counted as votes "for" or "against" the shareholder proposals.

## How will my shares be voted at the Annual Meeting?

At the Meeting, the Proxy Committee appointed by the Board of Directors will vote your shares as you instruct. If you sign your proxy card and return it without indicating how you would like to vote your shares, your shares will be voted as the Board of Directors recommends, which is:

- **FOR** the election of each of the Director nominees named in this Proxy Statement;
- **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the 2019 fiscal year;
- **FOR** the approval, on an advisory basis, of the compensation of our Named Executive Officers;
- **FOR** the approval of the Pfizer Inc. 2019 Stock Plan; and
- **AGAINST** the shareholder proposals.

## Who will count the votes?

Representatives of our transfer agent, Computershare, will tabulate the votes and act as inspectors of election.

## What can I do if I change my mind after I vote?

If you are a shareholder of record, you can revoke your proxy before it is exercised by:

- giving written notice to our Corporate Secretary;

- delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the Internet, in a timely manner; or
- voting by ballot at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record and following their instructions for how to do so.

All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting.

## Proxy Materials

### Why did I receive these proxy materials?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc., a Delaware corporation, of proxies to be voted at our 2019 Annual Meeting of Shareholders and at any adjournment or postponement of the Meeting.

The Notice of 2019 Annual Meeting and Proxy Statement and a proxy or voting instruction card are being mailed or made available to shareholders starting on or about March 14, 2019.

### Why did I receive a "Notice of Internet Availability of Proxy Materials" but no proxy materials?

We distribute our proxy materials to certain shareholders via the Internet under the "Notice and Access" approach permitted by rules of the SEC. This approach conserves natural resources and reduces our distribution costs, while providing a timely and convenient method of accessing the materials and voting. On March 14, 2019, we mailed a "Notice of Internet Availability of Proxy Materials" to participating shareholders, containing instructions on how to access the proxy materials on the Internet. To request a free set of printed materials for this meeting or for future mailings, refer to the Notice for detailed instructions on how to request a copy via Internet, telephone or e-mail.

### Can I access the proxy materials and the 2018 Financial Report on the Internet?

This Notice of 2019 Annual Meeting and Proxy Statement and the 2018 Financial Report are available on our website at https://investors.pfizer.com/financials/annual-reports/default.aspx. Instead of receiving future proxy statements and accompanying materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will conserve natural resources and will save us the cost of producing documents and mailing them to you, and will also give you an electronic link to the proxy voting site.

*Shareholders of Record:* If you vote on the Internet at www.investorvote.com/PFE, simply follow the prompts to enroll in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to http://www.computershare-na.com/green/ and following the enrollment instructions.

*Beneficial Owners:* You also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your broker, bank or other holder of record regarding the availability of this service.

### What is "householding" and how does it affect me?

We have adopted a procedure, approved by the SEC, called "householding." Under this procedure, shareholders of record who have the same address and last name and receive hard copies of the Annual Meeting materials will receive only one copy of this Notice of 2019 Annual Meeting and Proxy Statement and the 2018 Financial Report, unless we are notified that one or more of these shareholders wishes to continue receiving individual copies. If you and other Pfizer shareholders living in your household do not have the same last name, you may also request to receive only one copy of future proxy statements and financial reports.

Householding conserves natural resources and reduces our printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of this Notice of 2019 Annual Meeting and Proxy Statement and any accompanying documents, or if you hold Pfizer stock in more than one account, and in either case you wish to receive only a single copy of each document for your household, please contact our transfer agent, Computershare Investor Services, in writing at P.O. Box 505000, Louisville, KY 40233-5000; or by telephone, in the U.S., Puerto Rico and Canada, 1-800-733-9393, and outside the U.S., Puerto Rico and Canada, 1-781-575-4591.

Alternatively, if you participate in householding and wish to receive a separate copy of this Notice of 2019 Annual Meeting and Proxy Statement and any accompanying documents or prefer to discontinue your participation in householding, please contact Computershare as indicated above, and a separate copy will be sent to you promptly.

If you are a beneficial owner, you can request information about householding from your broker, bank or other holder of record.

## How can I obtain a copy of Pfizer's 2018 Annual Review?

The company's Annual Review is available on our website at www.pfizer.com/annual. Pfizer is working hard to be a green company; therefore, hard copies of the report are no longer produced.

# Other Questions

### What is a broker non-vote?

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum, but will not be able to vote on those matters for which specific authorization is required under NYSE rules.

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on the ratification of KPMG LLP as our independent registered public accounting firm, even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on the election of Directors, the advisory approval of executive compensation, the approval of the Pfizer Inc. 2019 Stock Plan or the shareholder proposals without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on these matters.

### What is the difference between holding shares as a shareholder of record and holding shares as a beneficial owner?

If your shares are registered in your name with Pfizer's transfer agent, Computershare, you are the "shareholder of record" of those shares. This Notice of 2019 Annual Meeting and Proxy Statement and any accompanying materials have been provided directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this Notice of 2019 Annual Meeting and Proxy Statement and any accompanying documents have been provided to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet.

## Could other matters be decided at the Annual Meeting?

The Board is not aware of any matters that are expected to come before the 2019 Annual Meeting other than those referred to in this Proxy Statement (see "*Other Business*" below).

If you return your signed and completed proxy card or vote by telephone or on the Internet and other matters are properly presented at the Annual Meeting for consideration, the Proxy Committee appointed by the Board of Directors will have the discretion to vote for you on such matters and intends to vote the proxies in accordance with its best judgment.

## Who will pay for the cost of this proxy solicitation?

Pfizer will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by our Directors, officers or employees in person or by telephone, mail, electronic transmission and/or facsimile transmission. We have hired Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut 06902, to distribute and solicit proxies. We will pay Morrow Sodali LLC a fee of $35,000, plus reasonable expenses, for these services.

# Other Business

The Board is not aware of any matters that are expected to come before the 2019 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should properly come before the Annual Meeting, the Proxy Committee intends to vote the proxies in accordance with its best judgment.

The Chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with our By-laws and the procedures described below.

# Submitting Proxy Proposals and Director Nominations for the 2020 Annual Meeting

## Proposals for Inclusion in Our 2020 Proxy Materials

Under SEC rules, if a shareholder wants us to include a proposal in our 2020 proxy materials for presentation at our 2020 Annual Meeting of Shareholders, then the proposal must be received at our principal executive offices at 235 East 42nd Street, New York, New York 10017-5703, Attention: Corporate Secretary, by November 15, 2019. All proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the Exchange Act).

## Director Nominations for Inclusion in our 2020 Proxy Materials (Proxy Access)

Any shareholder considering a proxy access nomination should carefully review our By-laws, which are available at https://investors.pfizer.com/corporate-governance/default.aspx. Under our proxy access by-law, if a shareholder (or a group of up to 20 shareholders) who has owned at least 3% of our shares for at least three years and has complied with the other requirements in our By-laws wants us to include director nominees (up to the greater of two nominees or 20% of the Board) in our 2020 proxy materials for election at our 2020 Annual Meeting of Shareholders, then the nominations must be received by us at our principal executive offices at 235 East 42nd Street, New York, New York 10017-5703, Attention: Corporate Secretary, not earlier than October 16, 2019 and not later than November 15, 2019.

## Other Proposals or Nominations to be Brought before Our 2020 Annual Meeting

Any shareholder considering introducing a nomination or other item of business should carefully review the procedures set forth in our By-laws, which are available at https://investors.pfizer.com/corporate-governance/default.aspx. These procedures provide that, among other things, a nomination or the introduction of an item of business at an Annual Meeting of Shareholders must be submitted in writing to our Corporate Secretary at our principal executive offices at 235 East 42nd Street, New York, New York 10017-5703.

We must receive written notice of your intention to nominate a Director or to propose an item of business at our 2020 Annual Meeting according to this schedule:

If the 2020 Annual Meeting is to be held within 25 days before or after the anniversary of the date of this year's Annual Meeting (April 25, 2019), then Pfizer must receive your notice not less than 90 days nor more than 120 days in advance of the anniversary of the 2019 Annual Meeting.

If the 2020 Annual Meeting is to be held on a date not within 25 days before or after such anniversary, then Pfizer must receive it no later than 10 days following the first to occur of:

• the date on which notice of the date of the 2020 Annual Meeting is mailed; or
• the date public disclosure of the date of the 2020 Annual Meeting is made.

Our Annual Meeting of Shareholders is generally held on the fourth Thursday of April. Assuming that our 2020 Annual Meeting is held on schedule, to be "timely" within the meaning of Rule 14a-4(c) under the Exchange Act, we must receive written notice of your intention to introduce a nomination or other item of business at that Meeting between December 27, 2019 and January 26, 2020.

For any other meeting, the nomination or item of business must be received by the 10th day following the date on which public disclosure of the date of the meeting is made.

Upon written request, we will provide, without charge, a copy of our By-laws. Requests should be directed to our principal executive offices at 235 East 42nd Street, New York, New York 10017-5703, Attention: Corporate Secretary.

# Annex 1

## Pfizer Inc. Corporate Governance Principles

### Role and Composition of the Board of Directors

**1. General.** The Board of Directors (the Board), which is elected by the shareholders, is the ultimate decision-making body of Pfizer Inc. (the Company), except with respect to those matters reserved to the shareholders. It selects the Chief Executive Officer and other members of the senior management team, which is charged with the conduct of the Company's business. Having selected the senior management team, the Board acts as an advisor and counselor to senior management and ultimately monitors its performance. The function of the Board to monitor the performance of senior management is facilitated by the presence of non-employee Directors of stature who have substantive knowledge of the Company's business.

**2. Succession Planning.** The Board is responsible for planning for succession to the position of Chief Executive Officer as well as certain other senior management positions. To assist the Board, the Chief Executive Officer shall annually provide the Board with an assessment of other senior managers and their potential to succeed him or her. He or she shall also provide the Board with an assessment of persons considered potential successors to certain senior management positions.

**3. Board Leadership.** The independent Directors will annually elect a Chairman of the Board, who may or may not be the Chief Executive Officer of the Company, based on the recommendation of the Corporate Governance Committee as a result of its annual review of the Company's Board leadership structure. If the individual elected as Chairman of the Board is the Chief Executive Officer, the independent Directors shall also elect a Lead Independent Director. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board as a whole, as well as over executive sessions of the independent Directors, and shall perform such other duties, and exercise such powers, as from time to time shall be prescribed in the Company's By-laws or by the Board; provided that the Lead Independent Director, if any, shall preside over executive sessions of the Company's independent Directors. In addition, the Lead Independent Director, if any, shall facilitate information flow and communication among the Directors and perform such other duties as may be specified by the Board and outlined in the Charter of the Lead Independent Director. The Board shall consider the rotation of the Lead Independent Director, if any, at such intervals as the Board determines on the recommendation of the Corporate Governance Committee.

**4. Director Independence.** It is the policy of the Company that the Board consist of a majority of independent Directors. The Corporate Governance Committee of the Board has established Director Qualification Standards to assist it in determining Director independence, which either meet or exceed the independence requirements of the New York Stock Exchange (NYSE) corporate governance listing standards. The Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the Director, but also from that of persons or organizations with which the Director has an affiliation.

**5. Board Size.** It is the policy of the Company that the number of Directors not exceed a number that can function efficiently as a body. The Corporate Governance Committee shall periodically consider and make recommendations to the Board concerning the appropriate size and needs of the Board. The Corporate Governance Committee considers candidates to fill new positions created by increases in the size of the Board and vacancies that occur by resignation, by retirement or for any other reason.

**6. Selection Criteria.** To be considered for membership on the Board, candidates should be individuals of proven integrity who have demonstrated, by having a record of substantial achievement in an area of relevance to the Company, an ability to make a meaningful contribution to the Board's advising, counseling and monitoring roles. In selecting Directors, the Board will generally seek leaders of major complex organizations, including within the scientific, government service, educational, finance, marketing, technology and the not-for-profit sectors. In addition, the Board also will seek some Directors who are widely recognized as leaders in the fields of medicine or the biological sciences. A candidate must also possess a judicious and critical temperament that will enable objective appraisal of management's plans and programs. Each Director is expected to serve the best interests of all shareholders and must be committed to enhancing long-term Company growth. Directors should be selected so that the Board of Directors is a diverse body, with diversity reflecting gender, ethnic background and professional experience. Candidates considered by the Corporate Governance Committee shall also be considered by other Directors, based on the recommendation of the Corporate Governance Committee, and final approval of a candidate shall be determined by the full Board. Recommendations for Directors received from shareholders will be evaluated in accordance with the criteria set forth above.

**7. Voting for Directors.** In accordance with the Company's By-laws, unless the Secretary of the Company determines that the number of nominees exceeds the number of Directors to be elected as of the record date for any meeting of the shareholders, a nominee must receive more votes cast for than against his or her election or re-election in order to be elected or re-elected to the Board. The Board expects a Director to tender his or her resignation if he or she fails to receive the required number of votes for re-election. The Board shall nominate for election or re-election as Director only candidates who agree to tender, promptly following such person's failure to receive the required vote for election or re-election at the next shareholder meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon Board acceptance of such resignation. In addition, the Board shall fill Director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other Directors in accordance with this Corporate Governance Principle.

If an incumbent Director fails to receive the required vote for re-election, then, within 90 days following certification of the shareholder vote, the Corporate Governance Committee will act to determine whether to accept the Director's resignation and will submit such recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation. The Corporate Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a Director's resignation.

Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer.

Thereafter, the Board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Current Report on Form 8-K (or any successor report) furnished to the Securities and Exchange Commission.

If each member of the Corporate Governance Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.

However, if the only Directors who receive the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

**8. Director Service on Other Public Boards.** Ordinarily, Directors should not serve on more than four other boards of public companies in addition to the Company's Board.

**9. Former Chief Executive Officer as Director.** Upon retirement from the Company, the former Chief Executive Officer will not retain Board membership.

**10. Change in Director Occupation.** When a Director's principal occupation or business association changes substantially during his or her tenure as a Director, that Director shall tender his or her resignation for consideration by the Corporate Governance Committee. The Corporate Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

**11. Director Compensation.** The Corporate Governance Committee shall periodically review the compensation of non-employee Directors.

**12. Ownership Requirement.** Each non-employee Director is required to hold shares of the Company's common stock having a value of at least five (5) times the Director's annual base cash compensation while serving as a Director of the Company. For purposes of satisfying these requirements, (a) a Director's holdings of the Company's common stock shall include, in addition to shares held outright, units granted to the Director as compensation for Board service and shares or units held under a deferral or similar plan and (b) each such unit shall have the same value as a share of the Company's common stock. A Director will have five years from the date of (a) his or her first election as a Director or (b) if later, an increase in the amount of the Company's common stock required to be held, to satisfy this ownership requirement.

**13. Director Retirement.** Directors are required to retire from the Board when they reach the age of 73; a Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholders meeting following his or her 73rd birthday. On the recommendation of the Corporate Governance Committee, the Board may waive this requirement as to any Director if it deems such waiver to be in the best interests of the Company.

**14. Annual Board and Committee Self-Evaluation.** The Board (under the supervision of the Corporate Governance Committee) and each Committee will conduct a self-evaluation of their performance at least annually.

**15. Term Limits.** The Board does not endorse arbitrary term limits on Directors' service, nor does it believe in automatic annual re-nomination until Directors reach the mandatory retirement age. The Board self-evaluation process is an important determinant for continuing service.

**16. Committees.** It is the general policy of the Company that all major decisions be considered by the Board as a whole. As a consequence, the Committee structure of the Board is limited to those Committees considered to be basic to, or required or appropriate for, the operation of the Company. Currently these Committees are the Executive Committee, Audit Committee, Compensation Committee, Corporate Governance Committee, Regulatory and Compliance Committee and Science and Technology Committee.

The members and chairs of these Committees are recommended to the Board by the Corporate Governance Committee. The Audit Committee, Compensation Committee and Corporate Governance Committee are made up of only independent Directors, as defined under the NYSE listing standards and all applicable laws and regulations. In addition to the requirement that a majority of the Board satisfy the independence standards noted above in Paragraph 4, Director Independence, members of the Audit Committee also must satisfy an additional NYSE independence standard. Specifically, they may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries other than their Director compensation. As a matter of policy, the Board also will apply a separate and heightened independence standard to members of both the Compensation and Corporate Governance Committees. No member of either Committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from the Company or any of its subsidiaries. The Board also will apply any heightened independence standards applicable to members of those Committees pursuant to NYSE requirements.

The Board shall consider the rotation of committee assignments and of committee Chairs at such intervals as the Board determines on the recommendation of the Corporate Governance Committee. Consideration of rotation shall seek to balance the benefits derived from continuity and experience, on the one hand, and the benefits derived from gaining fresh perspectives and enhancing Directors' understanding of different aspects of the Company's business and enabling functions.

**17. Director Orientation and Continuing Education.** In furtherance of its policy of having major decisions made by the Board as a whole, the Company has a full orientation and continuing education process for Board members that includes extensive materials, meetings with key management and visits to Company facilities.

**18. Chief Executive Officer Performance Goals and Annual Evaluation.** The Compensation Committee is responsible for setting annual and long-term performance goals for the Chief Executive Officer and for evaluating his or her performance against such goals. The Committee meets annually with the Chief Executive Officer to receive his or her recommendations concerning such goals. Both the goals and the evaluation are then submitted for consideration by the independent Directors at a meeting or executive session of that group. The Committee then meets with the Chief Executive Officer to evaluate his or her performance against such goals.

**19. Senior Management Performance Goals.** The Compensation Committee also is responsible for setting annual and long-term performance goals and compensation for the direct reports to the Chief Executive Officer. These decisions are approved or ratified by action of the independent Directors at a meeting or executive session of that group.

**20. Communication with Stakeholders.** The Chief Executive Officer is responsible for establishing effective communications with the Company's stakeholder groups, i.e., shareholders, customers, Company associates, communities, suppliers, creditors, governments and corporate partners.

It is the policy of the Company that management speaks for the Company. This policy does not preclude non-employee Directors, including the Chairman of the Board (if the Chairman is a non-employee Director) or the Lead Independent Director, from meeting with shareholders, but it is suggested that in most circumstances any such meetings be held with management present.

**21. Annual Meeting Attendance.** All Board members are expected to attend our Annual Meeting of Shareholders unless an emergency prevents them from doing so.

## Board Functions

**22. Agenda.** The Chief Executive Officer, with approval from the Chairman of the Board (if the Chairman is a non-employee Director) or the Lead Independent Director, shall set the agenda for Board meetings with the understanding that the Board is responsible for providing suggestions for agenda items that are aligned with the advisory and monitoring functions of the Board. Agenda items that fall within the scope of responsibilities of a Board Committee are reviewed with the chair of that Committee. Any member of the Board may request that an item be included on the agenda.

**23. Board Materials.** Board materials related to agenda items are provided to Board members sufficiently in advance of Board meetings to allow the Directors to prepare for discussion of the items at the meeting.

**24. Board Meetings.** At the invitation of the Board, members of senior management and other employees recommended by the Chief Executive Officer shall attend Board meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Board are made by the manager responsible for that area of the Company's operations.

**25. Director Access to Corporate and Independent Advisors.** In addition, Board members have free access to all other members of management and employees of the Company and, as necessary and appropriate, Board members may consult with independent legal, financial, accounting and other advisors to assist in their duties to the Company and its shareholders.

**26. Executive Sessions.** Executive sessions or meetings of non-employee Directors without management present are held regularly (at least four times a year) to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chief Executive Officer and other senior managers is based, the performance of the Chief Executive Officer against such criteria, the compensation of the Chief Executive Officer and other senior managers, and any other relevant matters. Meetings are held from time to time with the Chief Executive Officer for a general discussion of relevant subjects.

## Committee Functions

**27. Independence.** The Audit, Compensation and Corporate Governance Committees consist only of independent Directors. A majority of the members of the Regulatory and Compliance Committee must be independent Directors.

**28. Meeting Conduct.** The frequency, length and agenda of meetings of each of the Committees are determined by the chair of the Committee. Sufficient time to consider the agenda items is provided. Materials related to agenda items are provided to the Committee members sufficiently in advance of the meeting where necessary to allow the members to prepare for discussion of the items at the meeting.

**29. Committee Meetings.** At the invitation of any of the Committees, members of senior management and other employees recommended by the Chief Executive Officer shall attend Committee meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Committee are made by the manager responsible for that area of the Company's operations.

**30. Scope of Responsibilities.** The responsibilities of each of the Committees are determined by the Board from time to time.

## Policy on Poison Pills

**31. Expiration of Rights Agreement.** The Board amended Pfizer's Rights Agreement, or "Poison Pill," to cause the Agreement to expire on December 31, 2003. The term Poison Pill refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt.

The Board has adopted a statement of policy that it shall seek and obtain shareholder approval before adopting a Poison Pill; provided, however, that the Board may determine to act on its own to adopt a Poison Pill, if, under the circumstances, the Board, including the majority of the independent members of the Board, in its exercise of its fiduciary responsibilities, deems it to be in the best interest of Pfizer's shareholders to adopt a Poison Pill without the delay in adoption that would come from the time reasonably anticipated to seek shareholder approval.

If the Board were ever to adopt a Poison Pill without prior shareholder approval, the Board would either submit the Poison Pill to shareholders for ratification, or would cause the Poison Pill to expire within one year.

The Corporate Governance Committee will review this Poison Pill policy statement on an annual basis, including the stipulation which addresses the Board's fiduciary responsibility to act in the best interest of the shareholders without prior shareholder approval, and report to the Board any recommendations it may have concerning the policy.

## Periodic Review of Corporate Governance Principles

**32.** These principles are reviewed by the Board at least annually.

# Annex 2

## Pfizer Inc. 2019 Stock Plan

### Section 1. Purpose.

The purpose of the Pfizer Inc. 2019 Stock Plan (the "*Plan*") is to furnish a material incentive to employees and non-employee Directors of the Company and its Affiliates by making available to them the benefits of an increased common stock ownership in the Company through stock options and other incentive awards. It is believed that these increased incentives stimulate the efforts of employees and non-employee Directors towards the continued success of the Company and its Affiliates, as well as assist in the recruitment and retention of employees and non-employee Directors.

### Section 2. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

(a)  "*Affiliate*" shall mean (i) any Person that directly, or through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company or (ii) any entity in which the Company has a significant equity interest, as determined by the Committee; and except as limited by Section 5 of the Plan, the employees of such entity or Person described in (i) or (ii) above are eligible to participate in the Plan, as determined by the Committee.

(b)  "*Award*" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit, Performance Award, Performance Share Award, Performance Cash Award, Portfolio Performance Share Award, Total Shareholder Return Unit, Other Stock Unit Award, Dividend Equivalents, Dividend Equivalent Units with respect to any of the forgoing, if applicable, or any other right, interest or option relating to Shares issued and delivered pursuant to the provisions of the Plan.

(c)  "*Award Agreement*" shall mean any written or electronic agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder, which in the sole and absolute discretion of the Committee may, but need not, be signed or acknowledged by the Company or the Participant.

(d)  "*Board*" shall mean the Company's Board of Directors.

(e)  "*Cause*" shall mean a willful breach of duty in the course of service or employment. No act or failure to act shall be deemed "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interest of the Company and its Affiliates; provided, however, that to the extent a Participant is also eligible to receive benefits pursuant to any Company plan or individual agreement that provides for separation or severance benefits upon a termination without "cause," the definition of "cause" in such other plan or agreement shall apply.

(f)  "*Change in Control*" shall mean the consummation of any of the following events: (i) at any time during the initial twelve-month period following the Effective Date and each successive twelve-month period thereafter, at least a majority of the Board shall cease to consist of "*Continuing Directors*" (meaning directors of the Company who either were directors as of the Effective Date, or who subsequently became directors and whose election, or nomination for election by the Company's stockholders, was approved by a majority of the then Continuing Directors, provided that any director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company shall not qualify as a "*Continuing Director*"); or (ii) any "person" or "group" (as determined for purposes of Section 13(d)(3) of the Exchange Act, except any majority-owned subsidiary of the Company or any employee benefit plan of the Company or any trust thereunder), shall have acquired "beneficial ownership" (as determined for purposes of Securities and Exchange Commission ("*SEC*") Regulation 13d-3) of Shares having 30% or more of the voting power of all outstanding Shares, unless such acquisition is approved by a majority of the directors of the Company in office immediately preceding such acquisition; or (iii) a merger or consolidation to which the Company is a party is consummated, in which outstanding Shares are converted into shares of another company (other than a conversion into shares of voting common stock of the successor corporation or a holding company thereof representing more than 50% of the voting power of all capital stock thereof outstanding immediately after the merger or consolidation) or other securities (of either the Company or another company) or cash or other property; or (iv) the sale of all, or substantially all, of the Company's assets occurs; or (v) the stockholders of the Company approve a plan of complete liquidation of the Company.

(g) "*Change in Control Price*" means, with respect to a Share, the closing price of such Share reported on the New York Stock Exchange Composite Tape on the date of a Change in Control or Change in Control Event, or if no such price is reported for that date, the closing price on the next preceding date for which such price was reported. To the extent the consideration paid in any such transaction described above consists in full or in part of securities or other noncash consideration, the value of such securities or other noncash consideration shall be determined in the sole discretion of the Board.

(h) "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(i) "*Committee*" shall mean the Compensation Committee of the Board or such other persons or committee to whom it has delegated any authority, as may be appropriate. A person may serve on the Compensation Committee only if he or she is a "Non-Employee Director" for purposes of Rule 16b-3 under the Exchange Act.

(j) "*Company*" shall mean Pfizer Inc., a Delaware corporation.

(k) "*Director*" or "*Non-Employee Director*" shall mean a member of the Board.

(l) "*Dividend Equivalents*" are equal to the dividends a Share of Company stock would have earned over the settlement period for Total Shareholder Return Units (TSRUs) and from grant to payment for Performance Awards (Performance Share Awards (PSAs) and Portfolio Performance Shares (PPSs)). This value is included into the TSRU calculation for the shares settled and as additional Shares for the PSAs and PPSs that are paid. Dividends and Dividend Equivalents that can be earned with respect to an Award may be accumulated, but shall only become payable if and to the extent the underlying Award is vested, and shall be subject to the same restrictions and risk of forfeiture as the underlying Award.

(m) "*Dividend Equivalent Units*" (DEUs) are a credit to an individual's Restricted Stock Units (RSUs) account equivalent to the amount of dividends that would be paid on the same number of actual Shares of Company stock. "DEUs" are "re-invested" and become additional RSUs. DEUs are also paid on any Profit Units (PTUs) resulting from a TSRU exercise. Dividends and DEUs that can be earned with respect to an Award may be accumulated, but shall only become payable if and to the extent the underlying Award is vested, and shall be subject to the same restrictions and risk of forfeiture as the underlying Award.

(n) "*Effective Date*" shall mean the date the Plan is or was last approved by the stockholders of the Company.

(o) "*Employee*" shall mean any employee of the Company or any Affiliate. For any and all purposes under this Plan, the term "Employee" shall not include a person hired as an independent contractor, leased employee, consultant or a person otherwise designated by the Committee, the Company or an Affiliate at the time of hire or such later time as not eligible to participate in or receive benefits under the Plan or not on the payroll, even if such ineligible person is subsequently determined to be a common law employee of the Company or an Affiliate or otherwise an employee by any governmental or judicial authority. Unless otherwise determined by the Committee in its sole and absolute discretion, for purposes of the Plan, an Employee shall be considered to have terminated employment or services and to have ceased to be an Employee if his or her employer ceases to be an Affiliate, even if he or she continues to be employed by such employer.

(p) "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

(q) "*Executive Leadership Team*" shall mean the Chief Executive Officer of the Company and the group of corporate executive officers of the Company whose positions report directly to the Chief Executive Officer (or individuals designated as members of this group by the Chief Executive Officer), or any successor to such group.

(r) "*Fair Market Value*" shall mean, with respect to Shares, as of any date, the closing price for the Shares as reported on the New York Stock Exchange for that date or, if no such price is reported for that date, the closing price on the next preceding date for which such price was reported, unless otherwise determined by the Committee. For purposes of achieving an exemption from Section 409A in the case of affected Participants governed by Section 409A, Fair Market Value of the Shares shall be determined in a manner consistent with Section 409A and any applicable regulations.

(s) "*Grant Date*" shall mean the date on which an Award is granted.

(t) "*Incentive Stock Option*" shall mean an Option granted under Section 6 that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(u) "*Key Employee*" means an Employee treated as a "specified employee" as of his or her Separation from Service under Code Section 409A(a)(2)(B)(i), i.e., a key employee (as defined in Code Section 416(i) without regard to paragraph (5) thereof) of the Company or its Affiliates if the Company's stock is publicly traded on an established securities market or otherwise. Key Employees shall be determined under rules adopted by the Company in accordance with Section 409A. Notwithstanding the foregoing, the Committee may, under the alternative permissible methods allowable under Section 409A, adopt an alternative identification and effective date for purposes of determining which employees are Key Employees.

(v) "*Nonqualified Stock Option*" shall mean either an Option granted under Section 6 that is not intended to be an Incentive Stock Option or an Incentive Stock Option that has been disqualified.

(w) "*Option*" shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

(x) "*Other Stock Unit Award*" shall mean any right granted to a Participant by the Committee pursuant to Section 10.

(y) "*Participant*" shall mean an Employee or a Non-Employee Director who is selected by the Committee or the Board from time to time in their sole discretion to receive an Award under the Plan.

(z) "*Performance Award*" shall mean any Award (which shall include Performance Shares, Portfolio Performance Shares or Performance Cash) granted pursuant to Section 9, containing performance goals to be achieved as established by the Committee.

(aa) "*Performance Cash*" shall mean any grant pursuant to Section 9 of a cash-denominated award, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period established by the Committee with respect to such grant.

(bb) "*Performance Period*" shall mean a period, as established by the Committee at the time any Performance Award is granted or at any time thereafter, during which any performance goals specified by the Committee with respect to such Award are to be measured.

(cc) "*Performance-Related Termination*" shall mean a Participant's termination of employment because he or she does not meet the performance or other essential requirements of his or her job.

(dd) "*Performance Share*" shall mean any grant pursuant to Section 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period established by the Committee with respect to such grant.

(ee) "*Performance Share Award*" or "*PSA*" shall mean an award of a Performance Share under Section 9.

(ff) "*Person*" shall mean any individual, corporation, partnership, association, limited liability company, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

(gg) "*Portfolio Performance Share*" or "*PPS*" shall mean any grant pursuant to Section 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period established by the Committee with respect to such grant.

(hh) "*Portfolio Performance Share Awards*" shall mean an award of Portfolio Performance Shares under Section 9.

(ii) "*Prior Plan*" shall mean the Company's 2014 Stock Plan.

(jj) "*Restricted Stock*" shall mean any Share issued pursuant to Section 8 with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole and absolute discretion, may impose (including, without limitation, any restriction on the right to vote such Share, and the right to receive any cash dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(kk)   *"Restricted Stock Award"* shall mean an award of Restricted Stock under Section 8.

(ll)   "*Restricted Stock Unit*" or "*RSU*" shall mean any unit issued pursuant to Section 8 representing a Share with such restrictions as the Committee, in its sole and absolute discretion, may impose, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate, and which shall have the right to receive DEUs as determined by the Committee.

(mm)   "*Restricted Stock Unit Award*" shall mean an award of Restricted Stock Units under Section 8.

(nn)   "*Restriction Period*" shall mean the period of time as specified by the Committee, before Restricted Shares, Restricted Stock Units or Other Stock Unit Awards become non-forfeitable and issuable to a Participant within the meaning of Sections 8 and 10.

(oo)   "*Retirement*" shall mean having attained a minimum age of 55 and a minimum of 10 years of continuous, uninterrupted service measured from the most recent hire date at the time of a Participant's separation from the Company, unless determined otherwise by the Committee, and which shall also constitute a Separation from Service.

(pp)   "*Section 409A*" shall mean Section 409A of the Code and the regulations and other guidance issued thereunder by the U.S. Treasury or Internal Revenue Service.

(qq)   "*Separation from Service*" means a "separation from service" within the meaning of Section 409A.

(rr)   "*Shares*" shall mean the shares of common stock of the Company.

(ss)   "*Stock Appreciation Right*" shall mean any right granted to a Participant pursuant to Section 7 to receive, upon exercise by the Participant, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the right on the Grant Date, or if granted in connection with an outstanding Option on the Grant Date of the related Option, as specified by the Committee in its sole and absolute discretion, which, except in connection with an adjustment provided in Section 4(d), shall not be less than the Fair Market Value of one Share on such Grant Date of the right or the related Option, as the case may be. Any payment by the Company in respect of such right may be made in cash, Shares, other property, or any combination thereof, as the Committee, in its sole and absolute discretion, shall determine.

(tt)   "*Substitute Awards*" shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or an Affiliate or with which the Company or an Affiliate combines.

(uu)   "*Total and Permanent Disability*" shall mean total and permanent disability as determined in accordance with rules established by the Committee, and in compliance with Section 409A.

(vv)   "*Total Shareholder Return Unit*" or "*TSRU*" shall mean any right granted to a Participant pursuant to Section 7 to receive the excess of (i) the Fair Market Value of one Share on the date of the settlement pursuant to the terms of the grant, over (ii) the grant price of the right on the Grant Date, as specified by the Committee in its sole and absolute discretion, which, except in connection with an adjustment provided in Section 4(d), shall not be less than the Fair Market Value of one Share on such Grant Date of the right. Such Total Shareholder Return Unit may or may not accumulate Dividend Equivalents, at the Committee's discretion. Any payment by the Company in respect of such right may be made in cash or Shares as the Committee, in its sole and absolute discretion, shall determine. Except with respect to the right to exercise and the accumulation of Dividend Equivalents, for all purposes of this Plan, TSRUs shall be treated the same as Stock Appreciation Rights.

(ww)   "*Total Shareholder Return Unit Award*" shall mean an award of Total Shareholder Return Units under Section 7.

### Section 3. Administration.

(a)   The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to (i) select the Employees of the Company and its Affiliates to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Award to be granted to each Participant hereunder; (iii) determine the number of Shares to be covered by or relating to each Award granted hereunder; (iv) determine the vesting, exercisability, transferability, and payment of Awards, including the authority to accelerate the vesting of Awards; (v) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder; (vi) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property or cancelled or suspended, consistent with the terms of the Plan; (vii) determine whether, to what extent, and under what circumstances shares or cash paid to or gain realized by the Participant based on an Award shall be returned to the Company, consistent with the terms of the Plan; (viii) determine whether, to what extent, and under what circumstances a Participant may be ineligible to retain an Award; (ix) determine whether, to what extent, and under what circumstances payment of cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant, consistent with the terms of the Plan; (x) interpret and administer the Plan and any instrument or agreement entered into under the Plan; (xi) establish such rules, regulations and sub-plans and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan. The Committee may, in its sole and absolute discretion, and subject to the provisions of the Plan, from time to time delegate any or all of its authority to administer the Plan to any other persons or committee as it deems necessary or appropriate for the proper administration of the Plan; provided, however, that in no event shall an employee of the Company be delegated the authority to grant Awards to, or amend Awards held by, individuals who are subject to Section 16 of the Exchange Act; provided further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under applicable securities laws or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation. At all times, the delegate appointed under this Section 3 shall serve in such capacity as deemed necessary or desirable by the Committee, in its sole and absolute discretion. The decisions of the Committee shall be final, conclusive and binding with respect to the interpretation and administration of the Plan and any grants made hereunder. The Committee shall make, in its sole and absolute discretion, all determinations arising in the administration, construction or interpretation of the Plan and Awards under the Plan, including the right to construe disputed or doubtful Plan or Award terms and provisions, and any such determination shall be conclusive and binding on all Persons.

(b) The Committee shall be authorized to make adjustments in performance criteria or in the terms and conditions of other Awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in applicable laws, regulations or accounting principles or as otherwise provided in Section 12. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry it into effect. In the event that the Company shall assume outstanding employee benefit awards or the right or obligation to grant future awards in connection with the acquisition of or combination with another corporation or business entity, the Committee may, in its sole and absolute discretion, make such adjustments in the terms of Awards under the Plan as it shall deem appropriate. The Committee, in its sole and absolute discretion, may, consistent with the Plan, design any Award to satisfy specific requirements of obtaining a tax, regulatory or accounting benefit or to avoid any adverse tax, regulatory or accounting result, provided, however, that the Company makes no representation that any Award will satisfy any such particular requirement or achieve any particular result, does not covenant to maintain any particular tax, regulatory or accounting status, and the failure of any Award to satisfy any such requirement or achieve a particular result shall not create any liability to any Participant or beneficiary. The Committee and each member thereof, shall be indemnified and held harmless to the fullest extent permitted by law for any and all actions taken pursuant to, and in accordance with the terms of the Plan.

### Section 4. Shares Subject to the Plan.

(a) Subject to adjustment as provided in Section 4(c) and Section 4(d), a total of four hundred million (400,000,000) Shares shall be authorized for grant pursuant to Awards under the Plan, plus any shares remaining available for grant under the Prior Plan as of the Effective Date, provided that no more than four hundred million (400,000,000) Shares may be granted as Incentive Stock Options. Any Shares granted in connection with Options, TSRUs and Stock Appreciation Rights shall be counted against this limit as one (1) Share for every one (1) Option, TSRU or Stock Appreciation Right awarded. Any Shares granted in connection with Awards other than Options, TSRUs and Stock Appreciation Rights shall be counted against this limit as three (3) Shares for every one (1) Share granted in connection with such Award or by which the Award is valued by reference. After the Effective Date of the Plan, no awards may be granted under the Prior Plan. No Participant under this Plan shall be granted Options, TSRUs, Stock Appreciation Rights or other Awards (counted, as described above, as three (3) Shares awarded for every one Share issued in connection with such Award or by which the Award is valued by reference) in any consecutive 36-month period covering more than twenty million (20,000,000) Shares. No Participant under this Plan shall be paid a Performance Cash Award in any calendar year in an amount in excess of twenty million dollars ($20,000,000). Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued Shares, treasury Shares or Shares purchased in the open market or otherwise.

(b)   Notwithstanding any other provision of the Plan to the contrary, any Awards granted under the Plan (excluding, for this purpose, any (i) Substitute Awards, (ii) Shares delivered in lieu of fully vested cash-denominated Awards and (iii) Awards to Non-Employee Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting) shall be granted subject to a minimum vesting period of at least twelve (12) months, such that no such Awards shall vest prior to the first anniversary of the applicable grant date; provided, that, the Committee may grant any such Awards without regard to the foregoing minimum vesting requirement with respect to a maximum of five (5) percent of the shares of Common Stock reserved for issuance under the Plan pursuant to Section 4(a) hereof (subject to adjustment under Section 4(c)).

(c)   In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, extraordinary cash dividend, stock split, reverse stock split, spin-off, spilt-off or similar transaction or other change in corporate structure affecting the Shares, such adjustments and other substitutions shall be made to the Plan and to Awards as the Committee, in its sole and absolute discretion, deems equitable or appropriate, including, without limitation, such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate, in its sole and absolute discretion; provided, however, that the number of Shares subject to any Award shall always be a whole number and further provided that in no event may any change be made to an Incentive Stock Option which would constitute a modification within the meaning of Section 424(h)(3) of the Code. Moreover, notwithstanding anything herein to the contrary, an adjustment to an Award under this Section 4(c) may not be made in a manner that would result in the grant of a new Option, TSRU or Stock Appreciation Right under Section 409A, unless the Committee specifically determines that such adjustment is desirable and will not cause the modified award to create adverse tax consequences under Section 409A.

(d)   Any Shares subject to Awards, or awards under the Prior Plan that are outstanding on the Effective Date, that terminate, expire, or are forfeited, cancelled or settled in cash, either in whole or in part, shall be added to the Shares available for Awards under the Plan to the extent of such termination, forfeiture, cancellation or settlement. Any Shares that again become available for future grants pursuant to the preceding sentence shall be added back as one (1) Share if such Shares were subject to Options, TSRUs or Stock Appreciation Rights or options, TSRUs or stock appreciation rights under the Prior Plan and as three (3) Shares if such Shares were subject to Awards other than Options, TSRUs or Stock Appreciation Rights or awards other than options, TSRUs or stock appreciation rights under the Prior Plan. In addition, in the case of any Substitute Award, Shares delivered or deliverable in connection with such assumed or Substitute Award shall not reduce the number of Shares authorized for grant in Section 4(a) above, and Shares subject to a Substitute Award shall not be added to the Shares available for Awards under the Plan. Additionally, in the event that a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination. Notwithstanding the foregoing, Shares subject to an Award under the Plan or an award under the Prior Plan, may not again be made available for issuance or delivery under the Plan if such Shares are (i) Shares that were subject to a stock-settled Stock Appreciation Right or TSRUs, or a stock-settled stock appreciation right or TSRU under the Prior Plan, and were not issued upon the net settlement or net exercise thereof; (ii) Shares delivered to or withheld by the Company to pay the exercise price of an Option or an option under the Prior Plan; (iii) Shares delivered to or withheld by the Company to pay the withholding taxes relating to an Award or an award under the Prior Plan; (iv) Shares withheld by the Company in connection with the net settlement of an Award; or (v) Shares repurchased on the open market with the proceeds of an Option exercise or the exercise of an option under the Prior Plan.

### Section 5. Eligibility.

Any Employee or Non-Employee Director shall be eligible to be selected as a Participant; provided, however, that Incentive Stock Options shall only be awarded to Employees of the Company, or a parent or Affiliate, within the meaning of Section 422 of the Code.

Notwithstanding any provision in this Plan to the contrary, the Non-Employee Directors, including a designated committee of the Board composed solely of Non-Employee Directors, shall have the authority, in their sole and absolute discretion, to select Non-Employee Directors as Participants who are eligible to receive Awards other than Incentive Stock Options under the Plan. The Non-Employee Directors shall set the terms of any such Awards in their sole and absolute discretion, and the Non-Employee Directors shall be responsible for administering and construing such Awards in substantially the same manner that the Committee administers and construes Awards to Employees; provided, however, that no Non-Employee Directors shall be granted Awards and / or paid a cash retainer in any calendar year under this Plan or any other arrangement with the Company having an aggregate value of more than eight hundred thousand dollars ($800,000). Any compensation that is deferred shall be counted toward this limit for the year in which it was first earned, and not when paid or settled if later.

### Section 6. Stock Options.

Options may be granted hereunder to any Participant; either alone or in addition to other Awards granted under the Plan and shall be subject to the following terms and conditions:

(a) *Option Price.* Other than in connection with Substitute Awards, the exercise price per Share shall be not less than the Fair Market Value of the Shares on the date the Option is granted.

(b) *Number of Shares.* The Option shall state the number of Shares covered thereby.

(c) *Exercise of Option.* Unless otherwise determined by the Committee, an Option will be deemed exercised by the optionee, or in the event of death, an Option shall be deemed exercised by the estate of the optionee, or by a person who acquired the right to exercise such Option by bequest or inheritance or by reason of the death of the optionee, or in the event of the optionee's Total and Permanent Disability, an Option shall be deemed exercised by a person having a legally binding power of attorney for the optionee, in each case upon delivery of (i) a notice of exercise to the Company or its representative, or by using other methods of notice as the Committee shall adopt, and (ii) accompanying payment of the exercise price or other methods of satisfying the exercise price as approved by the Committee and in accordance with any restrictions as the Committee shall adopt. The notice of exercise, once delivered, shall be irrevocable. Notwithstanding the above, and unless the Committee determines otherwise, in the event that the Option is not exercised by the last day on which it is exercisable, and the exercise price per Share is below the Fair Market Value of a Share on such date in an amount determined by the Committee or its delegate, the Option shall be deemed exercised on such date, with a spread equal to the Fair Market Value of the Shares on such date minus the exercise price, and the resulting proceeds net of the exercise price, any required tax withholding (subject to Section 16(j)) and any applicable costs shall be paid to the optionee or the optionee's legal representative. In no event may any Option granted hereunder be exercised for a fraction of a Share.

(d) *Term of Option.* The Committee shall determine the term of each Option, except that the period for Incentive Stock Options shall not exceed ten (10) years from the Grant Date. A Nonqualified Stock Option may be exercisable for a period of up to ten (10) years so as to conform with or take advantage of governmental requirements, statutes or regulations, but in no event longer than the Option's term.

(e) *Termination of Option.* All Options shall terminate upon their expiration, their surrender, upon breach by the optionee of any provisions of the Option, or in accordance with any other rules and procedures incorporated into the terms and conditions governing the Options as the Committee shall deem advisable or appropriate.

(f) *Termination of Employment.* Except as otherwise set forth in the Plan, the terms relating to the treatment of an outstanding Option in the event of the Participant's termination of employment shall be determined by the Committee at the time of grant and shall be set forth in the applicable Award Agreement.

(g) *Incorporation by Reference.* The Option shall contain a provision that all the applicable terms and conditions of this Plan are incorporated by reference therein.

(h) *Other Provisions.* The Option shall also be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as herein set forth. In addition, Incentive Stock Options shall contain such other provisions as may be necessary to meet the requirements of the Code and the Treasury Department rulings and regulations issued thereunder with respect to Incentive Stock Options.

(i) *Exemption from Section 409A.* It is intended that all Options granted under this Plan will be exempt from Section 409A. Nevertheless, the Company does not represent, covenant or guarantee that any particular Award made under the Plan will qualify for favorable tax treatment (e.g., as in Incentive Stock Options) or will avoid unfavorable tax consequences to the Participant (e.g., Section 409A penalties).

## Section 7. Stock Appreciation Rights and Total Shareholder Return Units.

(a) *Grant of a Stock Appreciation Right or Total Shareholder Return Unit (TSRU).* Stock Appreciation Rights or TSRUs may be granted hereunder to any Participant, either alone ("freestanding") or in addition to other Awards granted under the Plan and may, but need not, relate to a specific Option granted under Section 6. The provisions of Stock Appreciation Rights or TSRUs need not be the same with respect to each recipient. Any Stock Appreciation Right or TSRU related to a Nonqualified Stock Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option. Any Stock Appreciation Right or TSRU related to an Incentive Stock Option must be granted at the same time such Option is granted. In the case of any Stock Appreciation Right or TSRU related to any Option, the Stock Appreciation Right or TSRU or applicable portion thereof shall terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a Stock Appreciation Right or TSRU granted with respect to less than the full number of Shares covered by a related Option shall not be reduced until the exercise or termination of the related Option exceeds the number of Shares not covered by the Stock Appreciation Right or TSRU. Any Option related to any Stock Appreciation Right or TSRU shall no longer be exercisable to the extent the related Stock Appreciation Right or TSRU has been exercised or settled, as applicable.

(b) *Terms.* The Committee may impose such terms and conditions or restrictions on the exercise of any Stock Appreciation Right or TSRU, as it shall deem advisable or appropriate; provided that a Stock Appreciation Right or TSRU shall not: (i) have an exercise price less than Fair Market Value of a Share on the Grant Date other than in connection with Substitute Awards, or (ii) a term of greater than ten (10) years. Notwithstanding the above, and unless the Committee determines otherwise, in the event that the Stock Appreciation Right is not exercised or settled by the last day on which it is exercisable, and the exercise price per share of such Stock Appreciation Right is below the Fair Market Value of a Share on such date in an amount to be determined by the Committee or its delegate, the Stock Appreciation Right shall be deemed exercised on such date, with a spread equal to the Fair Market Value of the Shares on such date minus the exercise price, and the resulting proceeds net of any required tax withholding (subject to Section 16(j)) and any applicable costs shall be paid to the Participant or the Participant's legal representative.

(c) *Termination of Employment.* Except as otherwise set forth in the Plan, the terms relating to the treatment of an outstanding Stock Appreciation Right or TSRU in the event of the Participant's termination of employment shall be determined by the Committee at the time of grant and shall be set forth in the applicable Award Agreement.

(d) *Section 409A.* Stock Appreciation Rights or TSRUs may be granted hereunder by the Committee either (i) in a manner consistent with Section 409A such that the Stock Appreciation Right or TSRU will not provide for a deferral of compensation under Section 409A, or (ii) in a manner that is intended from grant to subject the Stock Appreciation Right or TSRU to Section 409A. In the event Stock Appreciation Rights or TSRUs are granted to be so subject to Section 409A, then the Stock Appreciation Right or TSRU shall be settled and paid in a single lump sum (i) as of a specified date, (ii) upon the Participant's Separation from Service, or (iii) the earlier of (i) or (ii) hereof, as specified and set forth by the Committee in an Award Agreement at the time of grant, and shall otherwise be granted, administered, settled and paid in accordance with Section 409A. Notwithstanding the foregoing, to the extent necessary to avoid the imposition of taxes under Section 409A, any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, the date of death of the Key Employee).

## Section 8. Restricted Stock and Restricted Stock Units.

(a) *Grant of Restricted Stock or Restricted Stock Unit.* A Restricted Stock Award or Restricted Stock Unit Award shall be subject to restrictions imposed by the Committee at the time of grant for the Restriction Period. Restricted Stock Awards or Restricted Stock Unit Awards may be issued hereunder to Participants for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. Any Award of Restricted Stock or a Restricted Stock Unit shall also be subject to such other terms and conditions as the

Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as herein set forth. Unless otherwise provided in the Award Agreement, beginning on the date of grant of the Restricted Stock Award, the Participant shall become a stockholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a stockholder, including the right to vote such Shares and the right to receive distributions made with respect to such Shares, except as otherwise provided in this Plan. A Participant who holds a Restricted Stock Unit Award shall only have those rights specifically provided for in the Award Agreement; provided, however, in no event shall the Participant have voting rights with respect to such Award, Dividend Equivalents or DEUs. Dividend Equivalents and DEUs can be earned with respect to the Restricted Stock Unit Awards at the discretion of the Committee. Dividends, Dividend Equivalents or DEUs that can be earned on Restricted Stock Awards or Restricted Stock Unit Awards, as applicable, may be accumulated, but shall only become payable if and to the extent the underlying Restricted Stock or Restricted Stock Unit Award is vested, and shall be subject to the same restrictions and risk of forfeiture as the underlying award.

(b) *Termination of Employment.* Except as otherwise set forth in the Plan, the terms relating to the treatment of an outstanding Restricted Stock Award or Restricted Stock Unit Award in the event of the Participant's termination of employment, shall be determined by the Committee at the time of grant and shall be set forth in the applicable Award Agreement.

(c) *Registration.* Any Restricted Stock issued hereunder may be evidenced in such manner, as the Committee, in its sole and absolute discretion, shall deem appropriate, including, without limitation, book entry registration or issuance of a stock certificate or certificates. In the event any stock certificates are issued in respect of Shares of Restricted Stock awarded under the Plan, such certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award.

(d) *Section 409A.* Restricted Stock Awards or Restricted Stock Unit Awards may be granted hereunder by the Committee either (i) in a manner consistent with Section 409A such that the Restricted Stock Award or Restricted Stock Unit Awards will not provide for a deferral of compensation under Section 409A, or (ii) in a manner that is intended from grant to subject the Restricted Stock Award or Restricted Stock Unit Awards to Section 409A. In the event Restricted Stock Awards or Restricted Stock Unit Awards are granted to be subject to Section 409A, then the Restricted Stock Awards or Restricted Stock Unit Awards shall be settled and paid in a single lump sum (i) as of a specified date, (ii) upon the Participant's Separation from Service, or (iii) the earlier of (i) or (ii) hereof, as specified and set forth by the Committee in an Award Agreement at the time of grant, and shall otherwise be granted, administered, settled and paid in accordance with Section 409A. Notwithstanding the foregoing, to the extent necessary to avoid the imposition of taxes under Section 409A, any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, the date of death of the Key Employee).

## Section 9. Performance Awards, Performance Share Awards, and Portfolio Performance Shares.

(a) *Grant of Performance Awards.* Performance Awards (which can include Performance Share Awards, Portfolio Performance Share Awards and Performance Cash Awards) may be paid in cash, Shares, other property, or any combination thereof, and may be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as set forth, in the sole and absolute discretion of the Committee at the time of payment. The performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee. Performance Awards will be paid in a lump sum prior to the 15th day of the third month of the year immediately following the year in which the close of the Performance Period occurs in accordance with the applicable short-term deferral exception provisions of Section 409A, or, in accordance with procedures established by the Committee and the applicable provisions of Section 409A, or on a deferred basis pursuant to Section 15 hereof, if applicable. Dividend Equivalents that can be earned with respect to Performance Awards may be accumulated, but shall only become payable if and to the extent the underlying Performance Awards are achieved, and shall be subject to the same restrictions and risk of forfeiture as the underlying award.

(b) *Termination of Employment.* Except as otherwise set forth in the Plan, the terms relating to the treatment of an outstanding Performance Award in the event of the Participant's termination of employment shall be determined by the Committee at the time of grant and shall be set forth in the applicable Award Agreement.

(c) *Section 409A.* In the event Performance Awards are subject to Section 409A, then the Performance Award shall be settled and paid in a single lump sum (i) as of a specified date, (ii) upon the Participant's Separation from Service, or (iii) the earlier of (i) or (ii) hereof, in accordance with rules established by the Committee at the time of grant, and shall otherwise be granted, administered, settled and paid in accordance with Section 409A. Notwithstanding the foregoing, to the extent necessary to avoid the imposition of taxes under Section 409A, any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, the date of death of the Key Employee).

### Section 10. Other Stock Unit Awards.

(a) *Stock and Administration.* Awards that are valued by reference to, or are otherwise based on, Shares may be granted hereunder to Participants, either alone or in addition to other Awards granted under the Plan, and such Other Stock Unit Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan. Other Stock Unit Awards may be paid in Shares, cash or any other form of property, as the Committee shall determine. Subject to the provisions of the Plan, the Committee shall have sole and absolute discretion to determine the Employees to whom and the time or times at which such Awards shall be made, the number of Shares to be issued or delivered pursuant to such Awards, and all other conditions of the Awards. Any Other Stock Unit Awards shall be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as herein set forth.

(b) *Termination of Employment.* Except as otherwise set forth in the Plan, the terms relating to the treatment of an outstanding Other Stock Unit Award in the event of the Participant's termination of employment shall be determined by the Committee at the time of grant and shall be set forth in the applicable Award Agreement.

(c) *Other Provisions.* Shares (including securities convertible into Shares) subject to Awards granted under this Section 10 may be issued for no cash consideration or for such minimum consideration as may be required by applicable law.

(d) *Section 409A.* Other Stock Unit Awards may be granted hereunder by the Committee (i) in a manner consistent with Section 409A such that the Other Stock Unit Awards will not provide for a deferral of compensation under Section 409A, or (ii) in a manner that is intended from grant to subject the Other Stock Unit Award to Section 409A. In the event Other Stock Unit Awards are granted to be subject to Section 409A, then the Other Stock Unit Awards shall be settled and paid in a single lump sum (i) as of a specified date, (ii) upon the Participant's Separation from Service, or (iii) the earlier of (i) or (ii) hereof, as specified by the Committee at the time of grant or otherwise in a fashion which is compliant with Section 409A, and shall otherwise be granted, administered, settled and paid in compliance with Section 409A. Notwithstanding the foregoing, to the extent necessary to avoid the imposition of taxes under Section 409A, any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is six (6) months after the date of the Key Employee's Separation from Service (or, if earlier, the date of death of the Key Employee).

### Section 11. Change in Control Provisions.

(a) Unless the Committee or Board shall determine otherwise at the time of grant with respect to a particular Award, and notwithstanding any other provision of the Plan to the contrary, in the event a Participant's employment or service is involuntarily terminated by the Company without Cause (as determined by the Committee or Board in its sole and absolute discretion) during the 24-month period following a Change in Control, and provided that, with respect to any Awards that are considered deferred compensation under Section 409A, the Participant's involuntary termination of employment or service also constitutes a Separation from Service:

(i) any Options and Stock Appreciation Rights outstanding and which are not then exercisable or vested shall upon such involuntary termination fully vest and become exercisable for their full term. TSRUs will continue to vest according to the original vesting schedule at grant and settle in accordance with the terms of grant. Options, TSRUs and Stock Appreciation Rights shall remain in effect for the respective terms of such Award as set forth in the applicable Award Agreement notwithstanding such involuntary termination;

(ii) any vested Options, TSRUs and Stock Appreciation Rights outstanding shall upon such involuntary termination remain in effect and be exercisable for the respective terms of such Award or settled as applicable, as set forth in the applicable Award Agreement notwithstanding such involuntary termination;

(iii) any Restricted Stock Unit shall upon such involuntary termination continue to vest according to the original vesting schedule at grant and shall be paid in accordance with the original schedule;

(iv) all Performance Awards, Performance Share Awards, Performance Cash Awards and Portfolio Performance Share Awards shall upon such involuntary termination continue to vest according to the original vesting and distribution schedule at grant and will be paid at the end of the performance period based on the applicable performance criteria;

(v)   the restrictions applicable to any Restricted Stock shall upon such involuntary termination lapse, and such Restricted Stock shall immediately become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant;

(vi)   any Other Stock Unit Awards or any other Awards shall upon such involuntary termination continue to vest and be paid according to the original vesting and distribution schedule at grant; and

(vii)   notwithstanding any other provision of this Section 11(a), the proceeds, from exercise, settlement or otherwise, of any Options, Stock Appreciation Rights, TSRUs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Share Awards, Portfolio Performance Share Awards or Other Stock Unit Awards that are considered deferred compensation under Section 409A shall be subject to the terms of Section 19 of the Plan.

(b)   *Change in Control Cash Out*. Notwithstanding any other provision of the Plan, in the event of a Change in Control, or, with respect to Options, TSRUs, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Awards, Performance Share Awards, Performance Cash Awards, Portfolio Performance Awards or Other Stock Unit Awards that are considered deferred compensation under Section 409A, in the event of a Change in Control that is also a "Change in Control Event" described in Section 409A(a)(2)(A)(v) or otherwise under Section 409A, (i) the Committee or Board may, in its sole and absolute discretion, provide in the terms of the Award that is intended to be exempt from Section 409A, that such Awards shall, upon the occurrence of a Change in Control, be cancelled in exchange for a cash payment to be made within 60 days of the Change in Control (and the Participant shall have no discretion to choose the date of payment): (A) in an amount equal to the amount by which the Fair Market Value per Share on the date of the payment exceeds the option price per Share under the Option, if any, multiplied by the number of Shares to be issued and delivered under the Option; (B) in an amount equal to the value of the TSRUs (change in stock price plus projected dividend equivalents, multiplied by the number of the TSRUs granted); (C) in an amount equal to the value of the Stock Appreciation Rights (change in stock price multiplied by the number of the Stock Appreciation Rights granted); or (D) in an amount equal to the Fair Market Value per Share on the date of the payment for the Restricted Stock, Restricted Stock Units, Performance Awards, Performance Share Awards, Portfolio Performance Awards or Other Stock Unit Awards, or (ii) the Committee or Board may, in its sole and absolute discretion, provide in the terms of an Award that is deferred compensation under Section 409A, that such Awards shall, upon the occurrence of a Change in Control Event, be cancelled in exchange for a cash payment to be made within 60 days of the Change in Control Event (and the Participant shall have no discretion to choose the date of payment): (A) in an amount equal to the amount by which the Change in Control Price per Share exceeds the option price per Share under the Option if any, multiplied by the number of Shares to be issued and delivered under the Option; (B) in an amount equal to the value of the TSRUs (change in stock price plus projected dividend equivalents, multiplied by the number of the TSRUs granted); (C) in an amount equal to the value of the Stock Appreciation Rights (change in stock price multiplied by the number of the Stock Appreciation Rights granted); or (D) in an amount equal to the Change in Control Price per Share for the Restricted Stock, Restricted Stock Units, Performance Awards, Performance Share Awards, Portfolio Performance Awards or Other Stock Unit Awards. However, if the option price per Share under any outstanding Option is equal to or greater than the Change in Control Price per Share, or the value (change in stock price plus projected dividend equivalents) of any outstanding TSRU or the value (change in stock price) of any outstanding Stock Appreciation Right is negative, the Board may cancel such Award without the payment of any consideration. For the avoidance of doubt, the Committee or Board may, in its sole and absolute discretion, determine the appropriate treatment of Awards upon a Change in Control.

(c)   Notwithstanding the above, if the Change in Control is the result of a transaction pursuant to Section 2(f)(iii) and the surviving entity does not assume, substitute or replace Awards, such Awards shall become fully vested and, (except with respect to TSRUs unless exercisable by their terms), immediately exercisable or transferable to the full extent of the original grant upon the Change in Control and shall be distributed, settled or paid in full within 60 days of the Change in Control as provided in Section 11(b) above with respect to each Award that is intended to be exempt from Section 409A, and each Award that is considered deferred compensation under Section 409A, respectively.

### Section 12. Performance Goals.

(a)   If an Award is designated by the Committee as subject to this Section 12, then the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, may be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one or any combination of the following: (i) shareholder return; (ii) total shareholder return; (iii) cost targets or reductions, savings, productivity or efficiencies; (iv) operating income, income before or after taxes, net income, or adjusted net income; (v) earnings per share, adjusted earnings per share, earnings before or after taxes, earnings before or after interest, depreciation and/or amortization ("*EBITDA*"), adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (vi) operating profit or margins or operating expenses, (vii) working capital measures; (viii) return on assets (gross or net), return on equity or return on invested capital; (ix) cash flow measures; (x) market share; (xi) revenues; (xii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xiii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions and any combination of, or a specified increase in, any of the foregoing; (xiv) economic value added to the Company or the Affiliate or division of the Company for or within which the Participant is primarily employed; or (xv) such other criteria established by the Committee. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of any or a specific percentage increase or decrease in the particular criteria. Such performance goals also may be based on the achievement of specified levels of Company performance (or performance of an applicable Affiliate or division of the Company) under one or more of the measures described above relative to the performance of other corporations. The Committee shall have the authority to make equitable adjustments to the Performance Goals as may be determined by the Committee, in its sole and absolute discretion.

### Section 13. Amendments and Termination.

(a)   The Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (a) stockholder approval if such approval is necessary to qualify for or comply with any tax or regulatory requirement or in order to satisfy any rules of the stock exchange on which the Shares are traded or other applicable law for which the Board deems it necessary or desirable to qualify, satisfy or comply, or (b) the consent of the affected Participant, if such action would materially impair the rights of such Participant under any outstanding Award. Notwithstanding anything in the Plan to the contrary, the Board may not (except pursuant to Section 4(c) or in connection with a Change in Control), without the approval of the Company's stockholders, cancel an Option, TSRU or Stock Appreciation Right in exchange for cash and may not add the shares underlying a canceled Option, TSRU or Stock Appreciation Right to the Shares available for Awards under the Plan, when the exercise or grant price per share exceeds the Fair Market Value of one Share or take any action with respect to an Option, TSRU or Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the principal securities exchange on which the Shares are traded, including a reduction of the exercise price of an Option or the grant price of a TSRU or Stock Appreciation Right or the exchange of an Option, TSRU or Stock Appreciation Right for another Award. In addition, notwithstanding the above, any termination of the Plan shall comply with Section 409A to the extent necessary in order to avoid adverse tax consequences to Participants under Section 409A.

(b)   The Committee may delegate to another committee, as it may appoint, the authority to take any action consistent with the terms of the Plan, either before or after an Award has been granted, which such other committee deems necessary or advisable to comply with any government laws or regulatory requirements of a foreign country or for local tax reasons or reasons of local custom, including but not limited to, modifying or amending the terms and conditions governing any Awards, or establishing any local country plans as sub-plans to this Plan. In addition, under all circumstances, the Committee may make non-substantive administrative changes to the Plan as to conform with or take advantage of governmental requirements, statutes or regulations.

(c)   The Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but no such amendment shall (a) unless otherwise required or advisable under applicable law (as determined by the Board), materially impair the rights of any Participant without his or her consent, or (b) cause any Award intended to be exempt from Section 409A to become subject to Section 409A. Notwithstanding the foregoing, the Committee may amend the terms of any award heretofore granted, prospectively or retroactively, in order to cure any potential defects under Section 409A, in a manner deemed appropriate by the Committee in its sole and absolute discretion, without the consent of the Participant. Any change or adjustment to an outstanding Incentive Stock Option shall not, without the consent of the Participant, be made in a manner so as to constitute a "modification" that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option. Notwithstanding the foregoing, any adjustments made pursuant to Section 4(c) shall not be subject to these restrictions.

### Section 14. Dividends.

Subject to the provisions of the Plan and any Award Agreement, the recipient of an Award (including, without limitation, any deferred Award) may, if so determined by the Committee, be entitled to receive, cash or stock dividends, or Dividend

Equivalents with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole and absolute discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested; provided, however, that dividends and or Dividend Equivalents that can be earned with respect to an Award, shall only become payable if and to the extent the underlying Award vests, regardless of whether or not vesting is contingent upon the achievement of performance goals or time and provided further, however, that if the receipt of any such Dividend Equivalents granted with respect to Options, TSRUs, Restricted Stock, Other Stock Unit Awards and Stock Appreciation Rights is contingent upon the exercise of the Options or TSRUs or Stock Appreciation Right, or the vesting of the Restricted Stock, Performance Shares, or Other Stock Unit Awards, then the Options, Restricted Stock, Performance Shares, Other Stock Unit Awards, or Stock Appreciation Rights shall be granted and administered in accordance with all applicable provisions of Section 409A.

### Section 15. Deferral of Awards Under The Company's Deferred Compensation Plan.

Except as otherwise provided in this Plan, the Committee may provide upon the granting of an Award hereunder, other than an Award that is intended to be a stock right which does not constitute a deferral of compensation within the meaning of Treasury Regulations Section 1.409A-1(a)(5) so that it is subject to the requirement that it not include any feature for the deferral of compensation until an event enumerated in such provision, that it is eligible to be deferred under, and pursuant to the terms and conditions of, the Pfizer Inc. Deferred Compensation Plan, as may be amended or restated from time to time (or under any other Company deferred compensation plan or deferral election form). Any such deferral shall be in accordance with the terms of such plan and in compliance with the applicable provisions of Section 409A.

### Section 16. General Provisions.

(a) An Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant; provided that the Committee, in its sole and absolute discretion, may permit additional transferability, on a general or specific basis, other than to a third party for consideration, and may impose conditions and limitations on any permitted transferability.

(b) No Employee or Non-Employee Director shall have the right to be selected to receive an Award under this Plan or, having been so selected, to be selected to receive a future Award grant. Neither the Award nor any benefits arising out of this Plan shall constitute part of a Participant's employment or service contract with the Company or any Affiliate and, accordingly, this Plan and the benefits hereunder may be terminated at any time in the sole and absolute discretion of the Company without giving rise to liability on the part of the Company or any Affiliate for severance payments. The Awards under this Plan are not intended to be treated as compensation for any purpose including under any other Company plan.

(c) No Employee or Non-Employee Director shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees or Participants under the Plan.

(d) The prospective recipient of any Award under the Plan shall not, with respect to such Award, be deemed to have become a Participant, or to have any rights with respect to such Award until and unless such recipient shall have accepted any Award Agreement or other instrument evidencing the Award.

(e) Nothing in the Plan or any Award granted under the Plan shall be deemed to constitute an employment or service contract or confer or be deemed to confer on any Employee or Participant any right to continue in the employ or service of, or to continue any other relationship with, the Company or any Affiliate or limit in any way the right of the Company or any Affiliate to terminate an Employee's employment or Participant's service at any time, with or without Cause.

(f) All Shares delivered under the Plan pursuant to any Award shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal, state or local securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g) In appropriate circumstances, the Committee in its sole and absolute discretion may determine that an Award shall be cancelled, or the Shares or cash paid or gain realized from an Award shall be returned to the Company. Additionally, Awards are subject to the Company's policies on recoupment of gains realized from any Awards as may be in effect from time to time. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

(h)   No Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole and absolute discretion has determined that any such offer, if made, would comply with all applicable requirements of the U.S. federal securities laws and any other laws to which such offer, if made, would be subject.

(i)   Except as otherwise required in any applicable Award Agreement or by the terms of the Plan, recipients of Awards under the Plan shall not be required to make any payment or provide consideration other than the rendering of services.

(j)   The Company and its Affiliates shall be authorized to withhold from any Award granted or payment due under the Plan, and/or to withhold from wages or other cash compensation paid to the Participant, the amount of withholding taxes due in respect of an Award or payment hereunder and to take such other action as may be necessary in the opinion of the Company or Affiliate to satisfy all obligations for the payment of such taxes. Such other actions may include, without limitation, the requirement that the Participant execute a market sale of Shares or other consideration received pursuant to the Award. The Committee shall be authorized to establish procedures for elections by Participants to satisfy such obligation for the payment of such taxes by delivery of or transfer of Shares to the Company (in a manner limited so as to avoid adverse accounting treatment for the Company), or by directing the Company to retain Shares with a value not to exceed the maximum statutory rate of the Participant's applicable jurisdiction(s) or otherwise deliverable in connection with the Award with a value at the Participant's minimum statutory required tax withholding rate (up to the maximum statutory tax rate) of the Participant's applicable jurisdiction(s) (in a manner limited so as to avoid adverse accounting treatment for the Company and permitted under applicable withholding rules promulgated by the Internal Revenue Service or other applicable governmental entity).

(k)   Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

(l)   Any Award shall contain a provision that it may not be exercised at a time when the exercise thereof or the issuance of Shares thereunder would constitute a violation of any federal or state law or listing requirements of the New York Stock Exchange for such Shares or a violation of any foreign jurisdiction where Awards are or will be granted under the Plan. Without limiting the foregoing, the Company shall have no obligation to issue or deliver Shares subject to Awards granted hereunder prior to: (i) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, and (ii) completion of any registration or other qualification with respect to the Shares under any applicable law in the United States or any jurisdiction outside of the United States or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when such registration or qualification is not current, has been suspended or otherwise has ceased to be effective. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained, and shall constitute circumstances in which the Committee may determine to amend or cancel awards pertaining to such Shares, with or without consideration to the affected Participants.

(m)   The provisions of the Plan shall be construed, regulated and administered according to the laws of the State of New York without giving effect to principles of conflicts of law, except to the extent superseded by any controlling Federal statute.

(n)   The Committee may amend the terms of any Award heretofore granted, prospectively or retroactively, in order to cure any potential defects under Section 409A, in a manner deemed appropriate by the Committee in its sole and absolute discretion, without the consent of the Participant. Nothing in this Section 16(n) shall be construed as an admission that any of the compensation and/or benefits payable under this Plan constitutes "deferred compensation" subject to Section 409A.

(o)   If any provision of the Plan is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan, it shall be stricken and the remainder of the Plan shall remain in full force and effect.

(p)   Awards may be granted to Participants who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees on assignments outside their home country.

(q)   If approved by the Committee in its sole and absolute discretion, an Employee's absence or leave because of military or governmental service, Total and Permanent Disability or other reason shall not be considered an interruption of employment for any purpose under the Plan; provided, however, that to the extent an Award under this Plan is subject to Section 409A, such absence or leave shall be considered a Separation from Service to the extent provided by Section 409A.

## Section 17. Term of Plan.

The Plan shall terminate on the tenth anniversary of the Effective Date, unless sooner terminated by the Board pursuant to Section 13; provided, however, in no event may an Incentive Stock Option be granted more than ten (10) years after the earlier of (i) the date of the adoption of the Plan by the Board or (ii) the Effective Date.

## Section 18. Compliance with Section 16.

With respect to Participants subject to Section 16 of the Exchange Act ("Members"), transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent that compliance with any Plan provision applicable solely to such Members that is included solely for purposes of complying with Rule 16b-3 is not required in order to bring a transaction by such Member in compliance with Rule 16b-3, it shall be deemed null and void as to such transaction, to the extent permitted by law and deemed advisable by the Committee. To the extent any provision in the Plan or action by the Committee involving such Members is deemed not to comply with an applicable condition of Rule 16b-3, it shall be deemed null and void as to such Members, to the extent permitted by law and deemed advisable by the Committee.

## Section 19. Compliance with Section 409A.

The intent of the parties is that payments and benefits under the Plan comply with Section 409A to the extent subject thereto or an exemption therefrom, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and be administered to be in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, no payment or distribution under this Plan that constitutes an item of deferred compensation under Section 409A and becomes payable by reason of a Participant's termination of employment or service with the Company will be made to such Participant until such Participant's termination of employment or service constitutes a Separation from Service. Notwithstanding anything to the contrary in the Plan, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided during the six (6) month period immediately following the Participant's termination of employment shall instead be paid on the first business day after the date that is six (6) months following the Participant's separation from service (or upon the Participant's death, if earlier). In addition, for purposes of the Plan, each amount to be paid or benefit to be provided to the Participant pursuant to the Plan, which constitutes deferred compensation subject to Section 409A, shall be construed as a separate identified payment for purposes of Section 409A. For any payment under the Plan that constitutes deferred compensation under Section 409A, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, a Change in Control shall be deemed to have occurred under the Plan with respect to such payment only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

# Working for a sustainable future

Corporate responsibility and sustainability are integral to Pfizer's business strategy and align with our strategic imperative to be a responsible corporate citizen. We have always focused on delivering strong financial results and we remain committed to doing so in a way that respects the communities and environments in which we operate.

## Non-Financial Key Performance Indicators

Pfizer reports annually on our progress on the following non-financial key performance indicators (KPIs). Visit our 2018 Annual Review to learn more about each KPI at **www.pfizer.com/annual**.

### 1. Access to Medicines

- Total number of global programs and commercial transactions to increase access to medicines in emerging markets
- Top 21 global burdens of disease addressed by product and pipeline

### 2. Colleague Safety

- Total injury rate per 100 colleagues

### 3. Progress on Our 2020 Environmental Sustainability Goals

- Greenhouse Gas Emissions (GHG) Emissions
- Waste Disposed
- Water Withdrawal

### 4. Supply Chain Environmental Sustainability Goal

- Key suppliers supporting Pfizer's supplier code of conduct
- Key suppliers aligning with Pharmaceutical Supply Chain initiative (PSCI) principles
- Key suppliers managing their environmental impacts
- Key suppliers with reduction goals for GHG, waste disposal and water withdrawal

Please view Pfizer's 2018 Annual Review at **www.pfizer.com/annual** for further information.







Working together for a healthier world®

**Pfizer Inc.**
235 East 42nd Street
New York, NY 10017-5703
(212) 733-2323
**www.pfizer.com**

©Pfizer 2019. All rights Reserved.



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